As filed with the Securities and Exchange Commission on September 30, 2010
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

QR Energy, LP
(Exact name of registrant as specified in its charter)

Delaware	1311	90-0613069
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5 Houston Center
1401 McKinney Street, Suite 2400
Houston, Texas 77010
(713) 452-2200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gregory S. Roden
QRE GP, LLC
5 Houston Center
1401 McKinney Street, Suite 2400
Houston, Texas 77010
(713) 452-2200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffery K. Malonson Douglas E. McWilliams Vinson & Elkins L.L.P. 1001 Fannin, Suite 2500 Houston, Texas 77002 (713) 758-2222	G. Michael O’Leary Timothy C. Langenkamp Andrews Kurth LLP 600 Travis Street, Suite 4200 Houston, Texas 77002 (713) 220-4200

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate	Registration
Securities to be Registered	Offering Price(1)(2)	Fee
Common units representing limited partner interests	$300,000,000	$21,390

(1)	Includes common units issuable upon exercise of the underwriters’ option to purchase additional common units.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS
                    SUBJECT TO COMPLETION DATED SEPTEMBER 30, 2010

QR Energy, LP
     Common Units
Representing Limited Partner Interests

We are a Delaware limited partnership formed by affiliates of Quantum Resource Funds to own and acquire producing oil and natural gas properties. This is the initial public offering of our common units. No public market currently exists for our common units. We expect the initial public offering price to be between $      and $      per common unit. We intend to apply to list our common units on the New York Stock Exchange under the symbol “QRE”.
Investing in our common units involves risks. Please read “Risk Factors”
beginning on page 25.

These risks include the following:

•	We may not have sufficient cash flow from operations to pay the minimum quarterly distribution on our common units and Class B units, if any, following the establishment of cash reserves and payment of fees and expenses, including payments to our general partner.

•	Our estimated oil and natural gas reserves will naturally decline over time, and it is unlikely that we will be able to sustain distributions at the level of our minimum quarterly distribution without making accretive acquisitions or substantial capital expenditures that maintain our asset base.

•	Oil and natural gas prices are very volatile. A decline in oil and natural gas prices will cause a decline in our cash flow from operations, which could cause us to reduce our distributions or cease paying distributions altogether.

•	Our general partner and its affiliates own a controlling interest in us and will have conflicts of interest with, and owe limited fiduciary duties to, us, which may permit them to favor their own interests to the detriment of our unitholders.

•	Other than certain obligations of the Fund and its general partner contained in the omnibus agreement, the Fund, Quantum Energy Partners and other affiliates of our general partner will not be limited in their ability to compete with us, which could cause conflicts of interest and limit our ability to acquire additional assets or businesses.

•	Neither we nor our general partner have any employees and we rely solely on the employees of Quantum Resources Management to manage our business. Quantum Resources Management will also provide substantially similar services to the Fund, and thus will not be solely focused on our business.

•	The management incentive fee we will pay to our general partner may increase in situations where there is no corresponding increase in distributions to our common unitholders.

•	If our general partner converts a portion of its management incentive fee in respect of a quarter into Class B units, it will be entitled to receive pro rata distributions on those Class B units when and if we pay distributions on our common units, even if the value of our properties declines and a lower management incentive fee is owed in future quarters.

•	Our unitholders have limited voting rights and are not entitled to elect our general partner or its board of directors. Affiliates of Quantum Resource Funds and Quantum Energy Partners, as the owners of our general partner, will have the power to appoint and remove our general partner’s directors.

•	Our unitholders will experience immediate and substantial dilution of $ per unit.

•	Our tax treatment depends on our status as a partnership for federal income tax purposes. If the IRS were to treat us as a corporation, then our cash available for distribution to our unitholders would be substantially reduced.

•	Our unitholders will be required to pay taxes on their share of our income even if they do not receive any cash distributions from us.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total

Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to QR Energy, LP	$	$

(1)Excludes an aggregate structuring fee equal to     % of the gross proceeds of this offering, or approximately $     , payable to Wells Fargo Securities, LLC.

We have granted the underwriters a 30-day option to purchase up to an additional          common units on the same terms and conditions as set forth above if the underwriters sell more than           common units in this offering.

The underwriters expect to deliver the common units on or about          , 20  .
Wells Fargo Securities
J.P. Morgan
Raymond James
RBC Capital Markets
Prospectus dated          , 2010

[Area of Operations]

(This page intentionally left blank)

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

Until          , 20  (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Risk Factors” and “Forward-Looking Statements.”

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications or other published independent sources. Some data is also based on our good faith estimates. Although we believe these third-party sources are reliable and that the information is accurate and complete, we have not independently verified the information.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including “Risk Factors” and the historical and unaudited pro forma financial statements and the notes to those financial statements. The information presented in this prospectus assumes (i) an initial public offering price of $      per common unit (the midpoint of the price range set forth on the cover of this prospectus) and (ii) that the underwriters do not exercise their option to purchase additional common units. As used in this prospectus, unless we indicate otherwise:

•	“QR Energy,” “the partnership,” “we,” “our,” “us” or like terms refer collectively to QR Energy, LP and its subsidiaries;

•	“our general partner” refers to QRE GP, LLC;

•	“the Fund” or “Quantum Resource Funds” refer collectively to Quantum Resources A1, LP, Quantum Resources B, LP, Quantum Resources C, LP and certain related entities;

•	“our predecessor” refers to QA Holdings, LP, our predecessor for accounting purposes and the indirect owner of the general partner interests of the limited partnerships comprising the Fund;

•	“Quantum Energy Partners” refers collectively to Quantum Energy Partners, LLC, its affiliated private equity funds and their respective portfolio investments;

•	“Quantum Resources Management” refers to Quantum Resources Management, LLC, the entity that provides certain administrative and operational services to both us and the Fund and employs all of our general partner’s officers;

•	“Partnership Properties” or “our properties” refers to the properties and related oil and natural gas interests to be contributed to us by the Fund in connection with this offering; and

•	“Denbury Acquisition” refers to the Fund’s acquisition of approximately $893 million of oil and natural gas properties, which we refer to as the “Denbury Assets,” from Denbury Resources Inc. in May 2010.

Unless we indicate otherwise, our financial and reserve information in this prospectus is presented on a pro forma basis as if this offering and the other transactions contemplated by this prospectus, including the Fund’s contribution of the Partnership Properties to us, and the Denbury Acquisition had occurred on January 1, 2009. We include a glossary of some of the oil and natural gas terms used in this prospectus in Appendix B. Our pro forma estimated proved reserve information as of December 31, 2009 is based on evaluations prepared by our internal reserve engineers. Our pro forma estimated proved reserve information as of June 30, 2010 is based on evaluations prepared by our internal reservoir engineers and audited by Miller and Lents, Ltd., our independent reserve engineers. A summary of our pro forma estimated proved reserve information as of June 30, 2010 prepared by Miller and Lents, Ltd. is included in this prospectus in Appendix C.

QR Energy, LP

Overview

We are a Delaware limited partnership formed by affiliates of the Fund to own and acquire producing oil and natural gas properties in North America. Our properties consist of mature, legacy onshore oil and natural gas reservoirs with long-lived, predictable production profiles. As of June 30, 2010, our total estimated proved reserves were approximately 30.0 MMBoe, of which approximately 69% were oil and NGLs and 69% were classified as proved developed reserves. As of June 30, 2010, we operated 83% of our assets, as measured by value, based on the estimated future net revenues discounted at 10% of our estimated proved reserves, or standardized measure. Our estimated proved reserves had standardized measure of $474.2 million as of June 30, 2010. Based on our pro forma average net production for the six months ended June 30, 2010 of 5,127 Boe/d, our total estimated proved reserves had a reserve-to-production ratio of 16.0 years.

We believe our business relationship with the Fund enhances our ability to grow our estimated proved reserves over time. The Fund is a collection of limited partnerships formed by the founders of Quantum Energy Partners and Don Wolf, the Chairman of the Board of our general partner, for the purpose of acquiring mature, legacy producing oil and natural gas properties with similar characteristics to the Partnership Properties. After giving effect to its contribution of the Partnership Properties to us, the Fund had total estimated proved reserves of 53.5 MMBoe, of which approximately 79% were classified as proved developed reserves, with standardized measure of $560.7 million as of June 30, 2010, and interests in over 1,000 gross oil and natural gas wells, with pro forma average net production of approximately 12,518 Boe/d for the six months ended June 30, 2010. We believe that the majority of the Fund’s retained assets are currently suitable for acquisition by us, based on our criteria that properties consist of mature, legacy onshore oil and natural gas reservoirs with long-lived, predictable production profiles. The Fund has informed us that it intends to offer us the opportunity to purchase these mature onshore producing oil and natural gas assets, from time to time, in future periods. For a discussion of our future acquisition opportunities with the Fund and its affiliates, please read “— Our Principal Business Relationships.”

Our Properties

Our properties are located across four diverse producing regions and consist of mature, legacy onshore oil and natural gas reservoirs with long-lived, predictable production profiles. Approximately 72% of our estimated reserves as measured by value, based on standardized measure, have had associated production since 1970. As of June 30, 2010, we produced from approximately 2,100 gross wells across our properties, with an average working interest of 25%, and a 66% value-weighted average working interest, based on standardized measure. Based on our June 30, 2010 reserve report, the average estimated decline rate for our existing proved developed producing reserves is approximately 9% for 2011, approximately 9% compounded average decline for the subsequent five years and approximately 8% thereafter. As of June 30, 2010, approximately 9.4 MMBoe, or 31%, of our estimated proved reserves were classified as proved undeveloped. Such proved undeveloped reserves were approximately 82% oil and included 325 identified low-risk infill drilling, recompletion and development opportunities in known productive areas. Based on the production estimates from our reserve report dated June 30, 2010, we believe that through 2015, our low-risk development inventory will provide us with the opportunity to grow our average net production to approximately 5,600 Boe/d, without acquiring incremental reserves.

The following table summarizes pro forma information by producing region regarding our estimated oil and natural gas reserves as of June 30, 2010 and our average net production for the six months ended June 30, 2010.

						Average Net
	Estimated Pro Forma				Standardized	Pro Forma
	Net Proved Reserves (MBoe)			% Oil and	Measure(1)	Production		Producing Wells
	Developed	Undeveloped	Total	NGLs	(in millions)	Boe/d	%	Gross	Net

Permian Basin	9,340	8,238	17,578	90%	$305.5	2,316	45%	1,661	313
Ark-La-Tex	6,735	1,194	7,929	32%	91.0	1,723	34%	225	125
Mid-Continent	2,349	—	2,349	43%	28.8	572	11%	199	92
Gulf Coast(2)	2,114	—	2,114	55%	48.9	516	10%	14	4

Total	20,538	9,432	29,970	69%	$474.2	5,127	100%	2,099	534

(1)	Standardized measure is calculated in accordance with Statement of Financial Accounting Standards No. 69 “Disclosures About Oil and Gas Producing Activities.” Because we are a limited partnership, we are generally not subject to federal or state income taxes and thus make no provision for federal or state income taxes in the calculation of our standardized measure.

(2)	Includes estimated oil reserves attributable to an 8.05% overriding royalty interest on oil production from the Fund’s 92% working interest in the Jay Field, which represents approximately 4% of our pro forma average net daily production for the six months ended June 30, 2010. For more information regarding our overriding oil royalty interest in the Jay Field, please read “Business and Properties — Summary of Oil and Natural Gas Properties and Projects — The Gulf Coast Area — Overriding Oil Royalty Interest in Jay Field.”

Our Hedging Strategy

We expect to adopt a hedging policy in which we will enter into derivative contracts covering approximately 65% to 85% of our estimated oil and natural gas production over a three-to-five year period on a rolling basis. For the years ending December 31, 2011, 2012, 2013 and 2014, the Fund will contribute to us at the closing of this offering derivative contracts covering approximately 81%, 73%, 68% and 66%, respectively, of our estimated oil and natural gas production as of June 30, 2010, based on our reserve report. By removing a significant portion of price volatility associated with our estimated future oil and natural gas production, we have mitigated, but not eliminated, the potential effects of changing oil and natural gas prices on our cash flow from operations for those periods. We anticipate that, prior to the closing of this offering, the Fund will enter into, and will contribute to us at the closing of this offering, derivative contracts covering approximately 50% of our estimated oil and natural gas production for the year ending December 31, 2015, based on our June 30, 2010 reserve report. We intend to enter into future derivative contracts on an opportunistic basis. For a description of our derivative contracts, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Pro Forma Liquidity and Capital Resources — Partnership Derivative Contracts.”

Our Business Strategies

Our primary business objective is to generate stable cash flows allowing us to make quarterly cash distributions to our unitholders and, over time, to increase our quarterly cash distributions. To achieve our objective, we intend to execute the following business strategies:

•	Pursue accretive acquisitions of long-lived, low-risk producing oil and natural gas properties throughout North America;

•	Strategically utilize our relationship with the Fund to gain access to and, from time to time, acquire its producing oil and natural gas properties that meet our acquisition criteria;

•	Leverage our relationship with the Fund and Quantum Energy Partners to participate in acquisitions of third-party legacy assets and to increase the size and scope of our potential third-party acquisition targets;

•	Reduce costs and maximize recovery to drive value creation in our producing properties;

•	Mitigate commodity price risk and maximize cash flow visibility through a disciplined commodity hedging program; and

•	Maintain a balanced capital structure to provide financial flexibility for acquisitions.

For a more detailed description of our business strategies, please read “Business and Properties — Our Business Strategies.”

Our Competitive Strengths

We believe that the following competitive strengths will allow us to successfully execute our business strategies and achieve our objective of generating and growing cash available for distribution:

•	Our diversified asset portfolio is characterized by relatively low geologic risk, well-established production histories and low production decline rates;

•	Our relationship with the Fund, which provides us with access to a portfolio of additional mature producing oil and natural gas properties that meet our acquisition criteria;

•	Our relationship with Quantum Resources Management, which provides us with extensive technical expertise in and familiarity with our core focus areas;

•	Our relationship with Quantum Energy Partners, which will help us in the evaluation and execution of future acquisitions;

•	Our substantial operational control of our assets, which will allow us to manage our operating costs and better control capital expenditures, as well as the timing of development activities;

•	Our management team’s extensive experience in the acquisition, development and integration of oil and natural gas assets;

•	Our significant inventory of identified low-risk, oil-weighted development projects in our core operating regions, which we believe will provide us with the ability to grow our production through 2015, based on production estimates in our reserve report dated June 30, 2010; and

•	Our competitive cost of capital and financial flexibility.

For a more detailed discussion of our competitive strengths, please read “Business and Properties — Our Competitive Strengths.”

Our Principal Business Relationships

The Fund will be our largest unitholder following this offering. We intend to leverage our relationships with the Fund and Quantum Energy Partners to increase our opportunities to acquire additional oil and natural gas properties from the Fund in future periods, and to maximize our opportunities to participate in suitable acquisitions from third parties that otherwise may not be available to us. Additionally, these relationships will provide us access to Quantum Resources Management’s and Quantum Energy Partners’ experienced management teams, which we believe will enhance our ability to achieve our primary business objective.

Our Relationship with the Fund

The Fund is a collection of limited partnerships formed by the founders of Quantum Energy Partners and Don Wolf, the Chairman of the Board of our general partner, for the purpose of acquiring mature, legacy producing oil and natural gas properties with long-lived production profiles. The Fund is managed by Quantum Resources Management, a full service management company formed to manage the oil and natural gas interests of the Fund. Contemporaneous with the closing of this offering, our general partner will enter into a services agreement with Quantum Resources Management, pursuant to which Quantum Resources Management will agree to provide the administrative and acquisition advisory services that we believe are necessary to allow our general partner to manage, operate and grow our business.

After giving effect to its contribution of the Partnership Properties to us, the Fund will retain total estimated proved reserves of 53.5 MMBoe, of which approximately 79% are proved developed reserves, with standardized measure of $560.7 million as of June 30, 2010, and interests in over 1,000 gross oil and natural gas wells, with pro forma average net production of approximately 12,518 Boe/d for the six months ended June 30, 2010. The Fund’s retained assets will include legacy properties with characteristics similar to the Partnership Properties, and we believe that the majority of these assets are currently suitable for acquisition by us, based on our criteria that properties consist of mature, legacy onshore oil and natural gas reservoirs with long-lived, low-decline, predictable production profiles. The Fund has informed us that it intends to offer us the opportunity to purchase its additional mature onshore producing oil and natural gas assets, from time to time, in future periods.

The Fund will be contractually committed to providing us with opportunities to purchase additional proved reserves in future periods under specified circumstances. Under the terms of our omnibus agreement, the Fund will commit to offer us the first opportunity to purchase properties that it may offer for sale, so long as the properties consist of at least 70% proved developed producing reserves, as measured by value. Additionally, the Fund will agree to allow us to participate in its acquisition opportunities to the extent that it invests any of the remaining $170 million of its unfunded committed equity capital. Specifically, the Fund will agree to offer us the first option to acquire at least 25% of each acquisition available to it, so long as at least 70% of the allocated value is attributable to proved developed producing reserves. In addition to opportunities to purchase proved reserves from, and to participate in future acquisition opportunities with the Fund, the general partner of the Fund will agree that, if it or its affiliates establish another fund to acquire oil and natural gas properties within two years of the closing of this offering, it will cause such fund to provide us with a similar right to participate in such fund’s acquisition opportunities. These contractual obligations will remain in effect for five years following the closing of this offering. Please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Omnibus Agreement.”

We believe that, as a holder of     % of our common units and all of our subordinated units following this offering, the Fund will have a vested interest in our ability to increase our reserves and production. Except as provided in the omnibus agreement, as described above, the Fund has no obligation to offer additional properties to us following this offering. If the Fund fails to present us with, or successfully competes against us for, acquisition opportunities, then we may not be able to replace or increase our estimated proved reserves, which would adversely affect our cash flow from operations and our ability to make cash distributions to our unitholders.

Our Relationship with Quantum Energy Partners

Quantum Energy Partners is a private equity firm founded in 1998 to make investments in the energy sector. Quantum Energy Partners currently has more than $5.7 billion in assets under management, including the assets of and remaining capital commitments to the Fund. Two of the co-founders and certain other employees of Quantum Energy Partners own interests in the general partner of the Fund as well as interests in our general partner. The employees of Quantum Energy Partners are experienced energy professionals with expertise in finance and operations and broad technical skills in the oil and natural gas business. In connection with the business of Quantum Energy Partners, these employees review a large number of potential acquisitions and are involved in decisions relating to the acquisition and disposition of oil and natural gas assets by the various portfolio companies in which Quantum Energy Partners owns interests. Although there is no obligation to do so, to the extent not inconsistent with their fiduciary duties and obligations to the investors and other parties involved with Quantum Energy Partners, Quantum Energy Partners may refer to us or allow us to participate in new acquisitions by its portfolio companies and may cause its portfolio companies to contribute or sell oil and natural gas assets to us in transactions that would be beneficial to all parties. Given this potential alignment of interests and the overlapping ownership of the management and general partners of Quantum Energy Partners, the Fund and us, we believe we will benefit from the collective expertise of the employees of Quantum Energy Partners, their extensive network of industry relationships and the access to potential acquisition opportunities that would not otherwise be available to us.

Formation Transactions and Partnership Structure

We are a Delaware limited partnership formed by affiliates of the Fund to own and acquire producing oil and natural gas properties. At the closing of this offering, the following transactions, which we refer to as the formation transactions, will occur:

•	The Fund will contribute to us (i) specified oil and natural gas properties, certain wellbore assignments and an overriding oil royalty interest, which we refer to collectively as the “Partnership Properties,” and (ii) derivative contracts covering approximately 66% to 81% of our estimated future oil and natural gas production through 2014, based on production estimates in our reserve report dated June 30, 2010;

•	We will issue to the Fund common units and subordinated units, representing an aggregate % limited partner interest in us;

•	We will issue to QRE GP, LLC general partner units, representing a 0.1% general partner interest in us, and provide for our general partner’s management incentive fee in our partnership agreement;

•	We will receive net proceeds of $ million from the issuance and sale of common units to the public (based on the midpoint of the price range set forth on the cover page of this prospectus), representing a % limited partner interest in us, and we will use the net proceeds as described in “Use of Proceeds”;

•	We expect to borrow approximately $225 million under a new $500 million revolving credit facility, and we will use the proceeds as described in “Use of Proceeds”;

•	We anticipate that we will assume a portion of the Fund’s debt that currently burdens the Partnership Properties. If we assume any such debt, then we will reduce the amount of net proceeds from this offering that would otherwise be paid to the Fund by the amount of such assumed debt, and we will use the net proceeds retained by us to repay in full at the closing any such assumed debt. Please read “Use of Proceeds”;

•	Our general partner will enter into a services agreement with Quantum Resources Management, pursuant to which Quantum Resources Management will agree to provide our general partner with the services that we believe are necessary to manage, operate and grow our business; and

•	We will enter into an omnibus agreement with affiliates of the Fund that will address certain competition and indemnification matters, as well as our right to purchase certain properties that the Fund may offer for sale in future periods and our right to acquire 25% of certain acquisitions available to the Fund in future periods.

If the underwriters do not exercise their option to purchase additional common units, we will issue           common units to the Fund at the expiration of the option period. To the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public, and the remainder of the common units subject to the option, if any, will be issued to the Fund at the expiration of the option period. The proceeds from any exercise of the underwriters’ option to purchase additional common units will be paid to the Fund.

Ownership and Organizational Structure of QR Energy, LP

The diagram below illustrates our ownership and organizational structure based on total units outstanding after giving effect to this offering and the related formation transactions and assumes that the underwriters do not exercise their option to purchase additional common units.

Ownership
Interest

Common Units held by the public		%
Common Units held by the Fund		%
Subordinated Units held by the Fund		%
General Partner Units		%

Total

(1)	Our general partner, QRE GP, LLC, will be owned 50% by an entity controlled by Toby R. Neugebauer and S. Wil VanLoh, Jr., who are directors of our general partner and also Managing Partners of Quantum Energy Partners, and 50% by an entity controlled by Alan Smith, the Chief Executive Officer and a director of our general partner and the Chief Executive Officer and a director of Quantum Resources Management, and John Campbell, the President and Chief Operating Officer and a director of our general partner and the President, Chief Operating Officer and a director of Quantum Resources Management.

(2)	An entity controlled by Messrs. Neugebauer and VanLoh owns a majority interest in the entities that control each of the limited partnerships and other entities comprising the Fund, and Messrs. Neugebauer, VanLoh, Smith and Campbell and Donald D. Wolf, the Chairman of the Board of our general partner, acting collectively, control such entities.

Management of QR Energy, LP

Our general partner has sole responsibility for conducting our business and managing our operations. Our general partner’s board of directors and executive officers will make decisions on our behalf. Contemporaneous with the closing of this offering, our general partner will enter into a services agreement with Quantum Resources Management, pursuant to which Quantum Resources Management will agree to provide the administrative and acquisition advisory services that we believe are necessary to allow our general partner to operate, manage and grow our business. Neither we nor our general partner have any employees. Quantum Resources Management employs all of our general partner’s officers and the employees who operate our business, and certain of these officers and employees also provide similar services to the Fund. Certain officers and directors of our general partner are also officers or directors of Quantum Resources Management or its affiliates. For a detailed description of our management, please read “Management — Management of QR Energy, LP.”

Administrative Services Fee

Under the services agreement, from the closing of this offering through December 31, 2012, Quantum Resources Management will be entitled to a quarterly administrative services fee equal to 3.5% of the Adjusted EBITDA generated by us during the preceding quarter, calculated prior to the payment of the fee. For the six months ended June 30, 2010, 3.5% of our unaudited pro forma Adjusted EBITDA, calculated prior to the payment of the fee, would have been approximately $1.3 million. After December 31, 2012, in lieu of the quarterly administrative services fee, our general partner will reimburse Quantum Resources Management, on a quarterly basis, for the actual direct and indirect expenses it incurs in its performance under the services agreement, and we will reimburse our general partner for such payments it makes to Quantum Resources Management. For a detailed description of the administrative services fee, please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Services Agreement.”

Management Incentive Fee

Under our partnership agreement, for each quarter for which we have paid cash distributions that equaled or exceeded 115% of our minimum quarterly distribution (our “Target Distribution”), or $      per unit, our general partner will be entitled to a quarterly management incentive fee, payable in cash, equal to 0.25% of our management incentive fee base, which is an amount equal to the sum of (i) the future net revenue of our estimated proved oil and natural gas reserves, discounted to present value at 10% per annum based on SEC methodology, which is calculated using the unweighted arithmetic average of the first-day-of-the-month price for each month within the applicable twelve-month period, adjusted for our commodity derivative contracts, and (ii) the fair market value of our assets, other than our estimated oil and natural gas reserves and our commodity derivative contracts, that principally produce qualifying income for federal income tax purposes, at such value as may be agreed upon by our general partner and the conflicts committee of our general partner’s board of directors. We refer to this fee as the “management incentive fee.” This management incentive fee base will be calculated as of December 31 (with respect to the first and second calendar quarters and based on a fully engineered third-party reserve report) or June 30 (with respect to the third and fourth calendar quarters and based on an internally engineered reserve report, unless estimated proved reserves increased by more than 20% since the previous calculation date, in which case a third-party audit of our internal estimates will be performed) immediately preceding the quarter in respect of which payment of a management incentive fee is permitted. Applying this formula to our estimated pro forma proved reserves as of June 30, 2010, adjusted for our commodity derivative contracts, and assuming quarterly distributions equal to or exceeding our Target Distribution, our general partner would have been entitled to a management incentive fee of approximately $1.3 million in respect of the quarter ending September 30, 2010 (or $5.3 million on an annualized basis).

Conversion and Reset of Management Incentive Fee

From and after the end of the subordination period, and subject to certain limitations, our general partner will have the continuing right, from time to time, to convert up to 80% of its management incentive fee into Class B units, which have the same rights, preferences and privileges as our common units, except in liquidation, and will be convertible into common units at the holder’s election, thereby increasing our general partner’s ownership and economic interest in us. As indirect owners of our general partner, Messrs. Neugebauer, VanLoh, Smith and Campbell will share, in proportion to their respective ownership interests in our general partner, in distributions made by us with respect to units held by our general partner. If our general partner exercises its right to convert a portion of the management incentive fee with respect to that quarter into Class B units, then the management incentive fee base described above will be reduced in proportion to the percentage of such fee converted. As a result, any conversion will reduce the amount of the management incentive fee for subsequent quarters, subject to potential increases in future quarters as a result of an increase in our management incentive fee base. Our general partner will, however, be entitled to receive distributions on the Class B units that it owns as a result of converting the management incentive fee. The reduction in the management incentive fee as a result of any conversion will directly offset the increase in distributions required by the newly issued Class B units. In addition, following a conversion, our general partner will be able to make subsequent conversions once certain conditions have been met. For a detailed description of the management incentive fee, please read “Provisions of our Partnership Agreement Relating to Cash Distributions and the Management Incentive Fee — General Partner Interest and Management Incentive Fee” and “— General Partner’s Right to Convert Management Incentive Fee into Class B Units.”

Principal Executive Offices and Internet Address

Our principal executive offices are located at 5 Houston Center, 1401 McKinney Street, Suite 2400, Houston, Texas 77010, and our phone number is (713) 452-2200. Our website address is www.     .com and will be activated in connection with the closing of this offering. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, which we refer to as the SEC, available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into, and does not constitute a part of, this prospectus.

Summary of Conflicts of Interest and Fiduciary Duties

Our general partner has a legal duty to manage us in a manner beneficial to the holders of our common and subordinated units. This legal duty originates in statutes and judicial decisions and is commonly referred to as a “fiduciary duty.” However, the officers and directors of our general partner also have a fiduciary duty to manage the business of our general partner in a manner beneficial to its owners, each of which is an affiliate of the Fund and Quantum Energy Partners. Both the Fund and Quantum Energy Partners and their respective affiliates manage, own and hold investments in other funds and companies that compete with us. As a result of these relationships, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its owners and affiliates, on the other hand. For example, our general partner is entitled to make determinations that affect our ability to generate the cash flows necessary to make cash distributions to our unitholders, including determinations related to:

•	purchases and sales of oil and natural gas properties and other acquisitions and dispositions, including whether to pursue acquisitions that are also suitable for the Fund, Quantum Energy Partners or their affiliates;

•	the manner in which our business is operated;

•	the level of our borrowings;

•	the amount, nature and timing of our capital expenditures; and

•	the amount of cash reserves necessary or appropriate to satisfy our general, administrative and other expenses and debt service requirements and to otherwise provide for the proper conduct of our business.

For a more detailed description of the conflicts of interest and fiduciary duties of our general partner, please read “Risk Factors — Risks Inherent in an Investment in Us” and “Conflicts of Interest and Fiduciary Duties.”

Partnership Agreement Modification of Fiduciary Duties

Our partnership agreement limits the liability of our general partner and reduces the fiduciary duties it owes to holders of our common units. Our partnership agreement also restricts the remedies available to holders of our common units for actions that might otherwise constitute a breach of the fiduciary duties that our general partner owes to our unitholders. By purchasing a common unit, unitholders agree to be bound by the terms of our partnership agreement and, pursuant to the terms of our partnership agreement, are treated as having consented to various actions contemplated in our partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under Delaware law. Please read “Conflicts of Interest and Fiduciary Duties — Fiduciary Duties” for a description of the fiduciary duties imposed on our general partner by Delaware law, the material modifications of these duties contained in our partnership agreement and certain legal rights and remedies available to our unitholders.

The Fund, Quantum Energy Partners and their Respective Affiliates Compete with Us

Our partnership agreement contains no restrictions on the ability of the Fund, Quantum Energy Partners and their respective affiliates, including their portfolio investments, to compete with us. Other than the obligations of the Fund and its general partner under the omnibus agreement, neither the Fund or Quantum Energy Partners, nor any of their respective affiliates, is under any obligation to offer properties or refer acquisitions to us. For a detailed discussion of the terms of the omnibus agreement, please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Omnibus Agreement.”

Conflicts of Interest of our General Partner’s Directors and Officers

To maintain and increase our estimated proved reserves and levels of production, we intend to acquire additional oil and natural gas properties and, to a lesser extent, deploy our capital resources to drill additional wells and otherwise develop our estimated proved undeveloped reserves. Several of the officers and directors of our general partner, who are responsible for managing our operations and acquisition activities, hold similar positions with other entities that are in the business of identifying and acquiring oil and natural gas properties. For example, our general partner will be owned 50% by an entity controlled by Mr. Neugebauer and Mr. VanLoh, who are directors of our general partner and also managing partners of Quantum Energy Partners, and 50% by an entity controlled by Mr. Smith, our Chief Executive Officer, a director of our general partner and Chief Executive Officer and a director of Quantum Resources Management, and Mr. Campbell, our President and Chief Operating Officer, a director of our general partner and President, Chief Operating Officer and a director of Quantum Resources Management. Additionally, Quantum Energy Partners is in the business of investing in oil and natural gas companies with independent management teams that also seek to acquire oil and natural gas properties. Mr. Neugebauer and Mr. VanLoh are also directors of several other oil and natural gas companies that are in the business of acquiring oil and natural gas properties. Messrs. Smith and Campbell, who held positions as Managing Directors of Quantum Energy Partners prior to assuming their current positions with Quantum Resources Management, continue to hold ownership interests in certain of the funds constituting Quantum Energy Partners, continue to serve on the investment committee that oversees material investment decisions made by Quantum Energy Partners and serve on the boards of or consult with various of the portfolio companies in which Quantum Energy Partners holds interests. It is not expected that the time that Messrs. Smith and Campbell devote to Quantum Energy Partners matters will materially interfere with the primary involvement and duties to Quantum Resources Management and us.

Cedric Burgher, our interim Chief Financial Officer, is also a Managing Director of Quantum Energy Partners and serves on the boards of certain portfolio companies.

After the closing of this offering, officers of our general partner will continue to devote significant time to the other businesses, including businesses to which Quantum Resources Management provides management and administrative services. We cannot assure you that any conflicts that may arise between us and our unitholders, on the one hand, and the Fund or Quantum Resources Management, on the other hand, will be resolved in our favor.

The existing positions held by these directors and officers may give rise to fiduciary duties that are in conflict with the fiduciary duties they owe to us. These officers and directors may become aware of business opportunities that may be appropriate for presentation to us as well as to the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations, they may present potential business opportunities to other entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities are more appropriate for other entities with which they are affiliated, and as a result, they may elect not to present them to us. For a complete discussion of our management’s business affiliations and the potential conflicts of interest of which unitholders should be aware, please read “Business and Properties — Our Principal Relationships” and “Conflicts of Interest and Fiduciary Duties.”

Role of our Conflicts Committee in Acquisitions from the Fund and Quantum Energy Partners

A fundamental component of our business strategy is to pursue opportunities to acquire assets from the Fund and Quantum Energy Partners. Inherent conflicts of interest will exist between us and our unitholders, on the one hand, and our general partner and its affiliates (including the Fund and Quantum Energy Partners), on the other hand, in determining the appropriate purchase price and terms relating to our future acquisition of oil and natural gas properties from the Fund or any affiliate of Quantum Energy Partners.

The board of directors of our general partner will have a standing conflicts committee comprised of at least three independent directors and will determine whether to seek the approval of the conflicts committee in connection with each future acquisition of oil and natural gas properties from the Fund or any affiliate of Quantum Energy Partners. In addition to acquisitions from the Fund or any affiliate of Quantum Energy Partners, the board of directors of our general partner will also determine whether to seek conflicts committee approval to the extent we act jointly with the Fund, Quantum Energy Partners or their respective affiliates to acquire additional oil and natural gas properties. The conflicts committee will be entitled to hire its own financial and legal advisors in connection with any matters on which the board of directors of our general partner seeks the conflicts committee’s approval. For more detailed information regarding our conflicts committee, please read “Form of Amended and Restated Agreement of Limited Partnership of QR Energy, LP” included in this prospectus as Appendix A.

The Offering

Common units offered by us	common units or common units if the underwriters exercise in full their option to purchase additional common units.

Units outstanding after this offering	common units and subordinated units, representing % and %, respectively, limited partner interests in us. If the underwriters do not exercise their option to purchase additional common units, we will issue common units to the Fund at the expiration of the option period. To the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public, and the remainder of the common units subject to the option, if any, will be issued to the Fund at the expiration of the option period. Accordingly, the exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. In addition, our general partner will own general partner units representing a 0.1% general partner interest in us.

Use of proceeds	We intend to use the estimated net proceeds of approximately $ million from this offering, based upon the assumed initial public offering price of $ per common unit (the midpoint of the price range set forth on the cover of this prospectus), after deducting underwriting discounts, structuring fees and expenses, together with borrowings of approximately $225 million under our new revolving credit facility, to make a cash distribution to the Fund. If we assume some portion of the Fund’s debt that currently burdens the Partnership Properties at the closing of this offering, as described in “Prospectus Summary — Formation Transactions and Partnership Structure,” we will reduce the amount of the net proceeds from this offering that would otherwise be paid to the Fund by the amount of such assumed debt, and we will use the net proceeds retained by us to repay in full at the closing any such assumed debt. The net proceeds from any exercise of the underwriters’ option to purchase additional common units will be paid to the Fund. Please read “Use of Proceeds.”

Cash distributions	We expect to make a minimum quarterly distribution of $ per unit per quarter on all common, subordinated, Class B, if any, and general partner units ($ per unit on an annualized basis) to the extent we have sufficient cash from operations, after the establishment of cash reserves and the payment of fees and expenses, including payments to our general partner for reimbursement of expenses under the services agreement and payment of the management incentive fee to the extent due. We refer to this cash as “available cash,” and it is defined in our partnership agreement included in this prospectus as Appendix A and in the glossary included in this prospectus as Appendix B.

Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail in “Our Cash Distribution Policy and Restrictions on Distributions.”

We expect to pay our unitholders a prorated cash distribution for the first quarter ending after the closing of this offering. The prorated distribution will cover the period from the first day following the closing of this offering to and including December 31, 2010.

Assuming our general partner maintains its 0.1% general partner interest in us, our partnership agreement requires us to distribute all of our available cash at the end of each quarter in the following manner during the subordination period:

• First, 99.9% to the common unitholders, pro rata, and 0.1% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

• Second, 99.9% to the common unitholders, pro rata, and 0.1% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters;

• Third, 99.9% to the subordinated unitholders, pro rata, and 0.1% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

• Thereafter, 99.9% to the common and subordinated unitholders, pro rata, and 0.1% to our general partner.

If cash distributions equal or exceed $ per common unit (or 115% of the minimum quarterly distribution) for any calendar quarter, then, subject to certain limitations, our general partner will receive (in addition to distributions on its general partner units) a quarterly management incentive fee, as described in “— Management Incentive Fee.” Payment of the management incentive fee will reduce cash available for distribution to our unitholders.

The amount of unaudited pro forma available cash generated during the twelve-month period ended June 30, 2010 would have been approximately $51.0 million, which would have been sufficient to allow us to pay approximately % of the minimum quarterly distribution on our common units and general partner units and % of the minimum quarterly distribution on our subordinated units. For a calculation of our ability to make distributions to our unitholders based on our pro forma results for the year ended December 31, 2009 and the twelve months ended June 30, 2010, please read “Our Cash Distribution Policy and Restrictions on Distributions.”

We believe that we will have sufficient cash flow from operations to make cash distributions for each quarter for the twelve months ending December 31, 2011 at the minimum quarterly distribution of $ per unit on all common, subordinated and general partner units. Please read “Our Cash Distribution Policy and Restrictions on Distributions — Minimum Estimated Cash Available for Distribution for the Twelve-Month Period Ending December 31, 2011.”

Subordinated units	Following this offering, the Fund will own all of our subordinated units. The principal difference between our common and subordinated units is that, in any quarter during the subordination period, the subordinated units are entitled to receive the minimum quarterly distribution of $ per unit ($ per unit on an annualized basis) only after the common units have received their minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Accordingly, holders of subordinated units may receive a smaller distribution than holders of common and general partner units or no distribution at all. Subordinated units will not accrue arrearages.

Subordination period	The subordination period will end on the earlier of:

• the later to occur of (i) the second anniversary of the closing of this offering and (ii) such date as all arrearages, if any, of distributions on the common units have been eliminated; and

• the removal of our general partner other than for cause, provided that the units held by our general partner and its affiliates are not voted in favor of such removal.

Management incentive fee	Under our partnership agreement, for each quarter for which we have paid cash distributions that equaled or exceeded the Target Distribution, our general partner will be entitled to a quarterly management incentive fee, payable in cash, equal to 0.25% of our management incentive fee base, which is an amount equal to the sum of (i) the future net revenue of our estimated proved oil and natural gas reserves, discounted to present value at 10% per annum and calculated based on SEC methodology, adjusted for our commodity derivative contracts, and (ii) the fair market value of our assets, other than our estimated oil and natural gas reserves and our commodity derivative contracts, that principally produce qualifying income for federal income tax purposes, at such value as may be agreed upon by our general partner and the conflicts committee of our general partner’s board of directors. This management incentive fee base will be calculated as of the December 31 (with respect to the first and second calendar quarters and based on a fully-engineered third-party reserve report) or June 30 (with respect to the third and fourth calendar quarters and based on an internally engineered reserve report, unless estimated proved reserves increased by more than 20% since the previous calculation date, in which case a third-party audit of our internal estimates will be performed) immediately preceding the quarter in respect of which payment of a management incentive fee is permitted.

No portion of the management incentive fee determined for any calendar quarter will be earned or payable unless we have paid (or have reserved for payment) a quarterly distribution that equaled or exceeded the Target Distribution for such quarter. In addition, the amount of the management incentive fee otherwise payable with respect to any calendar quarter will be reduced to the extent that giving effect to the payment of such management incentive fee would cause adjusted operating surplus (which is defined in “Provisions of Our Partnership Agreement Relating to Cash Distributions and the Management Incentive Fee — General Partner Interest and Management Incentive Fee’’) generated during such quarter to be less than 100% of our quarterly distribution paid (or reserved for payment) for such quarter on all outstanding common, Class B, if any, subordinated and general partner units. Any portion of the management incentive fee not paid as a result of the foregoing limitations will not accrue or be payable in future quarters.

Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions and the Management Incentive Fee — General Partner Interest and Management Incentive Fee.”

Conversion of the management incentive fee into Class B units and related reset of the management incentive fee base	From and after the end of the subordination period and subject to certain exceptions, our general partner will have the continuing right, at a time when it has received all or any portion of the management incentive fee for each of the immediately preceding four consecutive quarters to convert into Class B units up to 80% of the management incentive fee for a particular quarter in lieu of receiving a cash payment for such portion of the management incentive fee. The number of Class B units (rounded to the nearest whole number) to be issued in connection with such a conversion will be equal to (a) the product of: (i) the applicable percentage (up to 80%) of the management incentive fee our general partner has elected to convert, and (ii) the average of the management incentive fee paid to our general partner in the immediately preceding two calendar quarters, divided by (b) the cash distribution per unit for the most recently completed quarter.

The Class B units will have the same rights, preferences and privileges of our common units and will be entitled to the same cash distributions per unit as our common units, except in liquidation where distributions are made in accordance with the respective capital accounts of the units, and will be convertible into an equal number of common units at the election of the holder. If our general partner exercises its right to convert a portion of the management incentive fee with respect to that quarter into Class B units, then the management incentive fee base described above will be reduced in proportion to the percentage of such fee converted. As a result, any conversion will reduce the amount of the management incentive fee for all subsequent quarters, subject to potential increases in future quarters as a result of an increase in our management incentive fee base. Our general partner will, however, be entitled to receive distributions on the Class B units that it owns as a result of converting the management incentive fee. The reduction in the management incentive fee as a result of any conversion will directly offset the increase in distributions required by the newly issued Class B units. In addition, following a conversion, our general partner will be able to make subsequent conversions once certain conditions have been met. For a detailed description of this conversion right, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions and the Management Incentive Fee — General Partner’s Right to Convert Management Incentive Fee into Class B Units.”

Issuance of additional units	We can issue an unlimited number of additional units, including units that are senior to the common units in right of distributions, liquidation and voting, on terms and conditions determined by our general partner, without the approval of our unitholders. Please read “Units Eligible for Future Sale” and “The Partnership Agreement — Issuance of Additional Securities.”

Limited voting rights	Our general partner will manage us and operate our business. Unlike stockholders of a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, the Fund, its owners and their affiliates will own an aggregate % of our common and subordinated units and will therefore be able to prevent the removal of our general partner. Please read “The Partnership Agreement — Limited Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a purchase price not less than the then-current market price of the common units, as calculated pursuant to the terms of our partnership agreement. Upon the consummation of this offering, our general partner, its owners and their affiliates, including the Fund, will own an aggregate of % of our common and 100% of our subordinated units. Please read “The Partnership Agreement — Limited Call Right.”

Eligible Holders and redemption	Only Eligible Holders will be entitled to receive distributions or be allocated income or loss from us. As used herein, an Eligible Holder means any person or entity qualified to hold an interest in oil and natural gas leases on federal lands. If a transferee or unitholder, as the case may be, does not properly complete the transfer application or recertification, for any reason, such transferee or unitholder will have no right to receive any distributions or allocations of income or loss on its common units or to vote its units on any matter, and we will have the right to redeem such units at a price which is equal to the lower of the transferee’s or unitholder’s purchase price or the then-current market price of such units. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Please read “Description of the Common Units — Transfer of Common Units” and “The Partnership Agreement — Non-Eligible Holders; Redemption.”

Estimated ratio of taxable income to distributions	We estimate that if our unitholders own the common units purchased in this offering through the record date for distributions for the period ending December 31, 2013, such unitholders will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than % of the cash distributed to such unitholders with respect to that period. Please read “Material Tax Consequences — Tax Consequences of Unit Ownership — Ratio of Taxable Income to Distributions” for the basis of this estimate.

Material tax consequences	For a discussion of other material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material Tax Consequences.”

Listing and trading symbol	We intend to apply to list our common units on the New York Stock Exchange under the symbol “QRE”.

Summary Historical and Pro Forma Financial Data

The following table shows summary historical financial data of QA Holdings, LP, our predecessor for accounting purposes, which we refer to as our predecessor, and unaudited pro forma condensed financial data of QR Energy, LP for the periods and as of the dates presented. Our predecessor owns the general partner of each of the partnerships comprising the Fund. Our predecessor is deemed to have effective control of all of the partnerships comprising the Fund and, therefore, our predecessor consolidates the results of the partnerships comprising the Fund in its consolidated financial statements. Due to the factors described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview,” our future results of operations will not be comparable to the historical results of our predecessor. The summary historical consolidated financial data as of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009 are derived from the audited historical consolidated financial statements of our predecessor included elsewhere in this prospectus. The summary historical consolidated financial data presented as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 are derived from the unaudited historical consolidated financial statements of our predecessor included elsewhere in this prospectus.

The summary unaudited pro forma financial data as of June 30, 2010 and for the six months ended June 30, 2010 and the year ended December 31, 2009 are derived from the unaudited pro forma condensed financial statements of QR Energy, LP included elsewhere in this prospectus. The pro forma adjustments have been prepared as if certain transactions, which have been completed or which will be effected prior to or in connection with the closing of this offering, had taken place on June 30, 2010, in the case of the unaudited pro forma balance sheet, or as of January 1, 2009, in the case of the unaudited pro forma statements of operations. These transactions include:

•	adjustments to reflect the acquisition of the Denbury Assets consummated by our predecessor in May 2010;

•	the contribution by the Fund to us of the Partnership Properties in exchange for common units, subordinated units and $ million in cash (assuming the midpoint of the price range set forth on the cover page of this prospectus and including approximately $225 million borrowed under our new credit facility, as described below);

•	the issuance to QRE GP, LLC of general partner units, representing a 0.1% general partner interest in us, and the provision for our general partner’s management incentive fee in accordance with our partnership agreement;

•	the issuance and sale by us to the public of common units in this offering and the application of the net proceeds as described in “Use of Proceeds”; and

•	our borrowing of approximately $225 million under our new $500 million revolving credit facility and the application of the proceeds as described in “Use of Proceeds.”

These transactions do not include our possible assumption and repayment of a portion of the Fund’s debt in connection with its contribution to us of the Partnership Properties as is described in “— Formation Transactions and Partnership Structure.”

You should read the following table in conjunction with “— Formation Transactions and Partnership Structure,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the historical consolidated financial statements of our predecessor and the unaudited pro forma condensed financial statements of QR Energy, LP included elsewhere in this prospectus. Among other things, those historical and unaudited pro forma consolidated financial statements include more detailed information regarding the basis of presentation for the following information.

The following table presents a non-GAAP financial measure, Adjusted EBITDA, which we use in evaluating the liquidity of our business. This measure is not calculated or presented in accordance with generally accepted accounting principles, or GAAP. We explain this measure below and reconcile it to the most directly comparable financial measures calculated and presented in accordance with GAAP.

						QR Energy, LP
	Our Predecessor					Pro Forma
				Six Months Ended		Year Ended	Six Months
	Year Ended December 31,			June 30,		December 31,	Ended June 30,
	2007	2008	2009	2009	2010	2009	2010
				(in thousands)

Statement of Operations Data:
Revenues:
Oil, natural gas, NGL and sulfur sales	$164,628	$248,529	$69,193	$30,823	$88,172	$76,904	$51,055
Processing fees and other	6,689	32,541	3,608	2,512	2,820	—	—

Total revenues	$171,317	$281,070	$72,801	$33,335	$90,992	$76,904	$51,055

Operating costs and expenses:
Lease operating	$77,767	$90,424	$33,328	$14,821	$28,599	$23,783	$11,655
Production taxes	12,954	14,566	7,587	3,089	6,098	5,764	2,457
Transportation and processing	4,728	26,189	3,926	1,832	2,560	1,534	731
Impairment of oil and gas properties(1)	—	451,440	28,338	28,338	—	17,951	—
Depreciation, depletion and amortization	42,889	49,309	16,993	9,838	19,241	29,012	14,086
Accretion of asset retirement obligations	2,751	3,004	3,585	1,715	1,455	524	338
Fund management fees(2)	11,482	12,018	12,018	6,009	4,970	—	—
General and administrative and other	20,677	14,852	19,461	7,185	11,883	11,268	7,248
Bargain purchase option	—	—	(1,200)	(1,200)	(1,020)	—	—

Total operating costs and expenses	$173,248	$661,802	$124,036	$71,627	$73,786	$89,836	$36,515

Income (loss) from operations	$(1,931)	$(380,732)	$(51,235)	$(38,292)	$17,206	$(12,932)	$14,540

Other income (expenses):
Interest income	$978	$617	$37	$29	$22	$—	$—
Realized gains (losses) on derivative contracts	6,861	(34,666)	47,993	32,204	2,913	30,441	1,277
Unrealized gains (losses) on derivative contracts	(157,250)	169,321	(111,113)	(70,588)	44,933	(70,477)	19,694
Interest expense	(17,359)	(13,034)	(3,753)	(1,991)	(12,906)	(7,688)	(3,842)
Other	7	(10,039)	2,657	2,089	299	—	—

Total other income (expense)	$(166,763)	$112,199	$(64,179)	$(38,257)	$35,261	$(47,724)	$17,129

Net income (loss)	$(168,694)	$(268,533)	$(115,414)	$(76,549)	$52,467	$(60,656)	$31,669

Other Financial Data:
Adjusted EBITDA	$50,557	$78,316	$48,331	$35,892	$41,114	$73,595	$36,177
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$24,839	$75,282	$71,140	$41,154	$15,858
Investing activities	(72,953)	(137,161)	(61,691)	(59,730)	(904,215)
Financing activities	89,890	30,240	(13,328)	12,131	890,405

(1)	Our predecessor recorded full-cost ceiling test impairments associated with its oil and natural gas properties in both 2008 and 2009. Please read Note 2(i) of the Notes to the Consolidated Financial Statements of our predecessor included elsewhere in this prospectus.

(2)	Represents fees paid by the Fund to its general partner for the provision of certain administrative and acquisition services.

				QR Energy, LP
	Our Predecessor			Pro Forma
	As of December 31,		As of June 30,	As of June 30,
	2008	2009	2010	2010
	(in thousands)

Balance Sheet Data:
Working capital	$67,139	$(74)	$15,965	$13,206
Total assets	304,937	226,770	1,200,737	415,357
Total debt	88,750	86,450	547,668	225,000
Non-controlling interests	133,978	14,733	489,761	—
Partners’ capital	5,957	(1,421)	17,072	181,494

Non-GAAP Financial Measures

We include in this prospectus the non-GAAP financial measure Adjusted EBITDA and provide our calculation of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net cash from operating activities, our most directly comparable financial measure calculated and presented in accordance with GAAP. We define Adjusted EBITDA as net income:

•	Plus:

•	Interest expense;

•	Depletion, depreciation and amortization;

•	Accretion of asset retirement obligations;

•	Unrealized losses on derivative contracts;

•	Impairments; and

•	General and administrative expenses that are allocated to us in accordance with GAAP in excess of the administrative services fee paid by our general partner and reimbursed by us.

•	Less:

•	Interest income; and

•	Unrealized gains on derivative contracts.

We expect that we will be required to comply with certain Adjusted EBITDA-related metrics under our new revolving credit facility. We also use Adjusted EBITDA to calculate the quarterly administrative services fee our general partner pays to Quantum Resources Management under the services agreement between our general partner and Quantum Resources Management. Please read “Business and Properties — Operations — Administrative Services Fee” and “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Services Agreement.”

Adjusted EBITDA is used as a supplemental financial measure by our management and by external users of our financial statements, such as investors, commercial banks and others, to assess:

•	the cash flow generated by our assets, without regard to financing methods, capital structure or historical cost basis; and

•	the ability of our assets to generate cash sufficient to pay interest costs and support our indebtedness.

In addition, management uses Adjusted EBITDA to evaluate actual cash flow available to pay distributions to our unitholders, develop existing reserves or acquire additional oil and natural gas properties.

Adjusted EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of another company because all companies may not calculate Adjusted EBITDA in the same manner. The following table presents our calculation of Adjusted EBITDA. The table below further presents a reconciliation of Adjusted EBITDA to cash flows from operating activities, our most directly comparable GAAP financial measure, for each of the periods indicated.

Calculation of Adjusted EBITDA

						QR Energy, LP
	Our Predecessor					Pro Forma
				Six Months Ended		Year Ended	Six Months
	Year Ended December 31,			June 30,		December 31,	Ended June 30,
	2007	2008	2009	2009	2010	2009	2010
	(in thousands)

Net income (loss)	$(168,694)	$(268,533)	$(115,414)	$(76,549)	$52,467	$(60,656)	$31,669
Unrealized (gains) losses on derivative contracts	157,250	(169,321)	111,113	70,588	(44,933)	70,477	(19,694)
Depletion, depreciation and amortization	42,889	49,309	16,993	9,838	19,241	29,012	14,086
Accretion of asset retirement obligations	2,751	3,004	3,585	1,715	1,455	524	338
Interest income	(978)	(617)	(37)	(29)	(22)	—	—
Interest expense	17,359	13,034	3,753	1,991	12,906	7,688	3,842
Impairment expense	—	451,440	28,338	28,338	—	17,951	—
General and administrative expense in excess of the administrative services fee	—	—	—	—	—	8,599	5,936

Adjusted EBITDA	$50,577	$78,316	$48,331	$35,892	$41,114	$73,595	$36,177

Reconciliation of Net Cash from Operating Activities to Adjusted EBITDA

	Our Predecessor
				Six Months Ended
	Year Ended December 31,			June 30,
	2007	2008	2009	2009	2010

Net cash provided by (used in) operating activities	$24,839	$75,282	$71,140	$41,154	$15,858
(Increase) decrease in working capital	3,342	9,010	(24,941)	(4,744)	19,773
Purchase of derivative contracts	7,546	2,694	—	—	—
Amortization of costs of derivative contracts	—	(7,981)	(1,219)	(603)	—
Interest (income) expense, net	14,843	9,929	6,038	3,276	4,330
Unrealized (gains) losses on investment in marketable equity securities	—	(5,640)	5,640	5,640	—
Loss on disposal of furniture, fixtures and equipment	—	—	(723)	(4)	(575)
Realized losses on investment in marketable equity securities	—	(1,968)	(5,246)	(5,246)	—
Proceeds from sales of marketable equity securities	—	—	(6,233)	(6,233)	—
Gain on sale/acquisition of properties	—	—	1,200	1,200	1,020
Equity in earnings of Ute Energy, LLC	7	(3,010)	2,675	1,452	708

Adjusted EBITDA	$50,577	$78,316	$48,331	$35,892	$41,114

Summary Reserve and Pro Forma Operating Data

The following tables present summary data with respect to our estimated net proved oil and natural gas reserves and pro forma operating data as of the dates presented. The reserve estimates attributable to the Partnership Properties at December 31, 2009 presented in the table below are based on evaluations prepared by our internal reserve engineers, which have not been audited by Miller and Lents, Ltd., independent reserve engineers. The reserve estimates attributable to the Partnership Properties at June 30, 2010 are based on evaluations prepared by our internal reserve engineers, which have been audited by Miller and Lents, Ltd. These reserve estimates were prepared in accordance with the SEC’s rules regarding oil and natural gas reserve reporting that are currently in effect. The following table also contains certain summary unaudited information regarding production and sales of oil and natural gas with respect to such properties.

For a discussion of risks associated with internal reserve estimates, please read “Risk Factors — Risks Related to Our Business — Our estimates of proved reserves attributable to the Partnership Properties that have not been prepared or reviewed by an independent reserve engineering firm may not be as reliable or as accurate as estimated proved reserves prepared by an independent reserve engineering firm.” Please also read “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business and Properties — Oil and Natural Gas Data and Operations — Partnership Properties — Estimated Proved Reserves” and the summary of our reserve reports dated December 31, 2009 and June 30, 2010 included in this prospectus in evaluating the material presented below.

Reserve Data

	Partnership Properties
	As of	As of
	December 31,	June 30,
	2009	2010

Estimated Proved Reserves:
Estimated net proved reserves:
Oil (MBbls)	20,108	19,125
NGLs (MBbls)	1,629	1,446
Natural gas (MMcf)	56,330	56,394

Total (MBoe)(1)	31,125	29,970
Proved developed (MBoe)	22,127	20,538
Proved undeveloped (MBoe)	8,998	9,432
Proved developed reserves as a percentage of total proved reserves	71%	69%
Standardized measure (in millions)(2)	$360.1	$474.2
Oil and Natural Gas Prices(3):
Oil — NYMEX — WTI per Bbl	$61.18	$75.76
Natural gas — NYMEX — Henry Hub per MMBtu	$3.87	$4.10

(1)	One Boe is equal to six Mcf of natural gas or one Bbl of oil or NGLs.

(2)	Standardized measure is the present value of estimated future net revenues to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC without giving effect to non-property related expenses, such as general and administrative expenses, interest and income tax expenses, or to depletion, depreciation and amortization. The future cash flows are discounted using an annual discount rate of 10%. Standardized measure does not give effect to derivative contracts. Because we are a limited partnership, we are generally not subject to federal or state income taxes and thus make no provision for federal or state income taxes in the calculation of our standardized measure. For a description of our derivative contracts, please read

“Management’s Discussion and Analysis of Financial Condition and Results of Operations — Pro Forma Liquidity and Capital Resources — Partnership Derivative Contracts.”

(3)	Our estimated net proved reserves and standardized measure were computed by applying average fiscal-year index prices (calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the applicable twelve-month period), held constant throughout the life of the properties. These prices were adjusted by lease for quality, transportation fees, geographical differentials, marketing bonuses or deductions and other factors affecting the price received at the wellhead.

Pro Forma Operating Data

	QR Energy, LP
	Pro Forma
	Year Ended	Six Months Ended
	December 31,	June 30,
	2009	2009	2010

Net Production:
Total production (MBoe)	1,927	972	936
Average production (Boe/d)	5,280	5,323	5,127
Average Sales Price per Boe(1)	$39.91	$33.84	$54.56
Average Unit Costs per Boe:
Oil and natural gas production expenses	$12.34	$11.71	$12.46
Production taxes	$2.99	$1.90	$2.63
Fund management fees	$—	$—	$—
General and administrative expenses	$5.85	$6.04	$7.75
Depletion, depreciation and amortization	$15.06	$15.05	$15.05

(1)	Pro forma average sales prices per Boe do not include gains or losses on derivative contracts. Because the derivative contracts to be contributed to us have been commingled with the properties retained by our predecessor, the pro forma information associated with these derivative contracts is not available by product type. Though we are able to calculate pro forma average sales prices per Boe including gains or losses on derivative contracts, such a presentation would not be comparable to pro forma average sales prices by product type presented elsewhere in this prospectus that omit gains or losses on derivative contracts. Accordingly, we have omitted the effects of derivative contracts from our pro forma average sales prices per Boe.

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. Prospective unitholders should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. In that case, we might not be able to pay distributions on our common units, the trading price of our common units could decline and our unitholders could lose all or part of their investment.

Risks Related to Our Business

We May Not Have Sufficient Cash to Pay the Minimum Quarterly Distribution on Our Common Units, Following the Establishment of Cash Reserves and Payment of Fees and Expenses, Including Payments to Our General Partner.

We may not have sufficient available cash each quarter to pay the minimum quarterly distribution of $      per unit or any other amount.

Under the terms of our partnership agreement, the amount of cash available for distribution will be reduced by our operating expenses and the amount of any cash reserves established by our general partner to provide for future operations, future capital expenditures, including acquisitions of additional oil and natural gas properties, future debt service requirements and future cash distributions to our unitholders. We intend to reserve a portion of our cash generated from operations to develop our oil and natural gas properties and to acquire additional oil and natural gas properties to maintain and grow our oil and natural gas reserves.

The amount of cash we actually generate will depend upon numerous factors related to our business that may be beyond our control, including, among other things, the risks described in this section.

In addition, the actual amount of cash that we will have available for distribution to our unitholders will depend on other factors, including:

•	the amount of oil, NGLs and natural gas we produce;

•	the prices at which we sell our oil, NGL and natural gas production;

•	the effectiveness of our commodity price hedging strategy;

•	the cost to produce our oil and natural gas assets;

•	the level of our capital expenditures, including scheduled and unexpected maintenance expenditures;

•	the cost of acquisitions;

•	our ability to borrow funds under our new credit facility;

•	prevailing economic conditions;

•	sources of cash used to fund acquisitions;

•	debt service requirements and restrictions on distributions contained in our new credit facility or future debt agreements;

•	interest payments;

•	fluctuations in our working capital needs;

•	general and administrative expenses, including expenses we will incur as a result of being a public company; and

•	the amount of cash reserves, which we expect to be substantial, established by our general partner for the proper conduct of our business.

As a result of these factors, the amount of cash we distribute to our unitholders may fluctuate significantly from quarter to quarter and may be less than the minimum quarterly distribution that we expect to distribute. For a description of additional restrictions and factors that may affect our ability to make cash distributions to our unitholders, please read “Our Cash Distribution Policy and Restrictions on Distributions.”

We Would Not Have Generated Sufficient Available Cash on a Pro Forma Basis to Have Paid the Minimum Quarterly Distribution on All of Our Units for the Year Ended December 31, 2009 or the Twelve Months Ended June 30, 2010.

We must generate approximately $        million of available cash to pay the minimum quarterly distribution for four quarters on all of the common units, subordinated units and general partner units that will be outstanding immediately after this offering. If we had completed the formation transactions contemplated in this prospectus and the acquisition of all of the Partnership Properties on January 1, 2009, our pro forma available cash for the year ended December 31, 2009 would have been approximately $52.8 million. This amount would not have been sufficient to make a cash distribution for the year ended December 31, 2009 at the minimum quarterly distribution of $      per unit per quarter (or $      per unit on an annualized basis) on all of the common units, subordinated units, and general partner units. Specifically, this amount would only have been sufficient to make a cash distribution of $      per unit per quarter (or $      per unit on an annualized basis) on all of the common and general partner units, or approximately     % of the minimum quarterly distribution, and a cash distribution of $      per unit per quarter (or $      per unit on an annualized basis) on all of the subordinated units, or approximately     % of the minimum quarterly distribution. If we had completed the transactions contemplated in this prospectus and the acquisition of all of our properties on July 1, 2009, our pro forma available cash for the twelve months ended June 30, 2010 would have been approximately $51.0 million. This amount would not have been sufficient to make a cash distribution for the twelve months ended June 30, 2010 at the minimum quarterly distribution of $      per unit per quarter (or $      per unit on an annualized basis) on all of the common units, subordinated units, and general partner units. Specifically, this amount would only have been sufficient to make a cash distribution of $      per unit per quarter (or $      per unit on an annualized basis) on all of the common and general partner units, or approximately     % of the minimum quarterly distribution, and a cash distribution of $      per unit per quarter (or $      per unit on an annualized basis) on all of the subordinated units, or approximately     % of the minimum quarterly distribution. For a calculation of our ability to have made distributions to unitholders based on our pro forma results of operations for the year ended December 31, 2009 and the twelve months ended June 30, 2010, please read “Our Cash Distribution Policy and Restrictions on Distributions — Unaudited Pro Forma Available Cash for the Year Ended December 31, 2009 and the Twelve Months Ended June 30, 2010.”

Our Estimate of the Minimum Adjusted EBITDA Necessary for Us to Make a Distribution on All Units at the Minimum Quarterly Distribution for Each of the Four Quarters Ending December 31, 2011 Is Based on Assumptions That Are Inherently Uncertain and Are Subject to Significant Business, Economic, Financial, Legal, Regulatory and Competitive Risks and Uncertainties That Could Cause Actual Results to Differ Materially from Those Estimated.

Our estimate of the minimum Adjusted EBITDA necessary for us to make a distribution on all units at the minimum quarterly distribution for each of the four quarters ending December 31, 2011, as set forth in “Our Cash Distribution Policy and Restrictions on Distributions,” is based on our management’s calculations, and we have neither received nor requested an opinion or report on the estimate from our or any other independent auditor. This estimate is based on our June 30, 2010 reserve report, which reflects assumptions about development, production, oil and natural gas prices and capital expenditures, and other assumptions about expenses, borrowings and other matters that are inherently uncertain and are subject to significant business, economic, financial, legal, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those estimated. If any of these assumptions prove to be inaccurate, our actual results may differ materially from those set forth in our estimates, and we may be unable to pay all or part of the minimum quarterly distribution on our common units, subordinated units or general partner units, in which event the market price of our common units may decline materially. For prospective financial information regarding our ability to pay the full minimum quarterly distribution on our common units, subordinated units and general partner units for the twelve months ended June 30, 2010, please read “Our Cash Distribution Policy and Restrictions on Distributions.”

Our Estimated Oil and Natural Gas Reserves Will Naturally Decline Over Time, and It Is Unlikely That We Will Be Able to Sustain Distributions at the Level of Our Minimum Quarterly Distribution Without Making Accretive Acquisitions or Substantial Capital Expenditures That Maintain Our Asset Base.

Our future oil and natural gas reserves, production volumes, cash flow and ability to make distributions to our unitholders depend on our success in developing and exploiting our current reserves efficiently and finding or acquiring additional recoverable reserves economically. Based on our June 30, 2010 reserve report, the average decline rate for our existing proved developed producing reserves is approximately 9% for 2011, approximately 9% compounded average decline for the subsequent five years and approximately 8% thereafter. We may not be able to develop, find or acquire additional reserves to replace our current and future production at acceptable costs, which would adversely affect our business, financial condition and results of operations and reduce cash available for distribution to our unitholders.

We will need to make substantial capital expenditures to maintain our asset base, which will reduce our cash available for distribution. Because the timing and amount of these capital expenditures may fluctuate each quarter, we expect to reserve substantial amounts of cash each quarter to finance these expenditures over time. For example, we plan to spend approximately $5.9 million for capital expenditures for the twelve months ending December 31, 2011 based on our reserve report dated June 30, 2010, but will reserve an additional approximately $8.5 million to sustain the productive life of our assets. Based on our reserve report dated June 30, 2010, over the five-year period ending December 31, 2015, we expect that our annual capital expenditures will average approximately $14.4 million. We may use the reserved cash to reduce indebtedness until we make the capital expenditures. Over a longer period of time, if we do not set aside sufficient cash reserves or make sufficient expenditures to maintain our asset base, we will be unable to pay distributions at the minimum quarterly distribution from cash generated from operations and would therefore expect to reduce our distributions. If our reserves decrease and we do not reduce our distribution, then a portion of the distribution may be considered a return of part of a unitholder’s investment in us as opposed to a return on his investment. If we do not make sufficient growth capital expenditures, we will be unable to sustain our business operations and would therefore expect to reduce our distributions to our unitholders. We have not forecasted any growth capital expenditures for the twelve months ending December 31, 2011, based on our reserve report dated June 30, 2010.

None of the Proceeds of This Offering Will Be Used to Maintain or Grow Our Asset Base or Be Reserved for Future Distributions.

None of the proceeds of this offering will be used to maintain or grow our asset base, which may be necessary to cover future distributions to our unitholders, and none of the proceeds will be reserved for future distributions to our unitholders. The proceeds of this offering, together with borrowings under our new credit facility, will be used as partial consideration for the assets contributed to us by the Fund in connection with this offering.

Our Acquisition and Development Operations Will Require Substantial Capital Expenditures. We Expect to Fund These Capital Expenditures Using Cash Generated from Our Operations, Additional Borrowings or the Issuance of Additional Partnership Interests, or Some Combination Thereof, Which Could Adversely Affect Our Ability to Pay Distributions at the Then-Current Distribution Rate or at All.

The oil and natural gas industry is capital intensive. We make and expect to continue to make substantial growth capital expenditures in our business for the development, production and acquisition of oil and natural gas reserves. These expenditures will reduce the amount of cash available for distribution to our unitholders. We intend to finance our future growth capital expenditures with cash flows from operations, borrowings under new our credit facility and the issuance of debt and equity securities.

Our cash flows from operations and access to capital are subject to a number of variables, including:

•	our estimated proved oil and natural gas reserves;

•	the amount of oil, NGL and natural gas we produce from existing wells;

•	the prices at which we sell our production;

•	the costs of developing and producing our oil and natural gas production;

•	our ability to acquire, locate and produce new reserves;

•	the ability and willingness of banks to lend to us; and

•	our ability to access the equity and debt capital markets.

The use of cash generated from operations to fund growth capital expenditures will reduce cash available for distribution to our unitholders. If the borrowing base under our new credit facility or our revenues decrease as a result of lower oil or natural gas prices, operating difficulties, declines in estimated reserves or production or for any other reason, we may have limited ability to obtain the capital necessary to sustain our operations at current levels. If additional capital is needed to fund our growth capital expenditures, our ability to access the capital markets for future equity or debt offerings may be limited by our financial condition at the time of any such financing or offering and the covenants in our existing debt agreements, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control.

Our failure to obtain the funds for necessary future growth capital expenditures could have a material adverse effect on our business, results of operations, financial condition and ability to pay distributions to our unitholders. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to pay distributions to our unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional partnership interests may result in significant unitholder dilution, thereby increasing the aggregate amount of cash required to maintain the then-current distribution rate, which could adversely affect our ability to pay distributions to our unitholders at the then-current distribution rate or at all.

Oil and Natural Gas Prices Are Very Volatile. A Decline in Oil or Natural Gas Prices Will Cause a Decline in Our Cash Flow from Operations, Which Could Cause Us to Reduce Our Distributions or Cease Paying Distributions Altogether.

The oil and natural gas markets are very volatile, and we cannot predict future oil and natural gas prices. Prices for oil and natural gas may fluctuate widely in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond our control, such as:

•	domestic and foreign supply of and demand for oil and natural gas;

•	weather conditions and the occurrence of natural disasters;

•	overall domestic and global economic conditions;

•	political and economic conditions in oil and natural gas producing countries globally, including terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war;

•	actions of the Organization of Petroleum Exporting Countries, or OPEC, and other state-controlled oil companies relating to oil price and production controls;

•	the effect of increasing liquefied natural gas, or LNG, deliveries to and exports from the United States;

•	the impact of the U.S. dollar exchange rates on oil and natural gas prices;

•	technological advances affecting energy supply and energy consumption;

•	domestic and foreign governmental regulations and taxation;

•	the impact of energy conservation efforts;

•	the proximity, capacity, cost and availability of oil and natural gas pipelines and other transportation facilities;

•	the availability of refining capacity; and

•	the price and availability of alternative fuels.

In the past, oil and natural gas prices have been extremely volatile, and we expect this volatility to continue. For example, during the year ended December 31, 2009, the NYMEX–WTI oil price ranged from a high of $81.04 per Bbl to a low of $33.98 per Bbl, while the NYMEX–Henry Hub natural gas price ranged from a high of $6.11 per MMBtu to a low of $1.88 per MMBtu. For the five years ended December 31, 2009, the NYMEX–WTI oil price ranged from a high of $145.29 per Bbl to a low of $31.41 per Bbl, while the NYMEX–Henry Hub natural gas price ranged from a high of $15.39 per MMBtu to a low of $1.88 per MMBtu.

Our revenue, profitability and cash flow depend upon the prices of and demand for oil and natural gas, and a drop in prices can significantly affect our financial results and impede our growth. In particular, declines in commodity prices will:

•	limit our ability to enter into derivative contracts at attractive prices;

•	negatively impact the value and quantities of our reserves, because declines in oil and natural gas prices would reduce the amount of oil and natural gas that we can economically produce;

•	reduce the amount of cash flow available for capital expenditures;

•	limit our ability to borrow money or raise additional capital; and

•	impair our ability to pay distributions to our unitholders.

If we raise our distribution levels in response to increased cash flow during periods of relatively high commodity prices, we may not be able to sustain those distribution levels during subsequent periods of lower commodity prices.

An Increase in the Differential Between the NYMEX or Other Benchmark Prices of Oil and Natural Gas and the Wellhead Price We Receive for Our Production Could Significantly Reduce Our Cash Available for Distribution and Adversely Affect Our Financial Condition.

The prices that we receive for our oil and natural gas production sometimes reflect a discount to the relevant benchmark prices, such as NYMEX, that are used for calculating hedge positions. The difference between the benchmark price and the price we receive is called a differential. Increases in the differential between the benchmark prices for oil and natural gas and the wellhead price we receive could significantly reduce our cash available for distribution to our unitholders and adversely affect our financial condition. We do not have or plan to have any derivative contracts covering the amount of the basis differentials we experience in respect of our production. As such, we will be exposed to any increase in such differentials, which could adversely affect our results of operations.

Future Price Declines May Result in a Write-Down of the Carrying Values of Our Oil and Natural Gas Properties, Which Could Adversely Affect Our Results of Operations.

We may be required under full cost accounting rules to write down the carrying value of our oil and natural gas properties if oil and natural gas prices decline or if we have substantial downward adjustments to our estimated proved reserves, capital expenditures that do not generate equivalent or greater value in estimated proved reserves, increases in our estimated future operating, development or abandonment costs or deterioration in our exploration results.

We utilize the full cost method of accounting for oil and natural gas exploration and development activities. Under this method, all costs associated with property exploration and development (including costs of surrendered and abandoned leaseholds, delay lease rentals, dry holes, and direct overhead related to exploration and development activities) and the fair value of estimated future costs of site restoration, dismantlement, and abandonment activities are capitalized. Under full cost accounting, we are required by SEC regulations to perform a ceiling test each quarter. The ceiling test is an impairment test and generally establishes a maximum, or “ceiling,” of the book value of our oil and natural gas properties that is equal to the expected present value (discounted at 10%) of the future net cash flows from estimated proved reserves, including the effect of cash flow hedges, if applicable, calculated using the applicable price calculation for the period tested, as adjusted for “basis” or location differentials, or net wellhead prices held constant over the life of the reserves. Under current rules, which became effective for ceiling tests on the year ended December 31, 2009, the ceiling limitation calculation uses the SEC methodology to calculate the present value of future net cash flows from estimated proved reserves. For prior periods, the ceiling limitation calculation used oil and natural gas prices in effect as of the balance sheet date, as adjusted for basis or location differentials as of the balance sheet date, and held constant over the life of the reserves. If the net book value of our oil and natural gas properties exceeds our ceiling limitation, SEC regulations require us to impair or “write down” the book value of our oil and natural gas. For example, due to continued declines in oil and natural gas prices at both March 31, 2009 and December 31, 2008, capitalized costs on our predecessor’s estimated proved oil and natural gas properties exceeded its ceiling, resulting in non-cash write-downs of $28.3 million and $451.4 million, respectively. Depending on the magnitude of any future impairments, a ceiling test write-down could significantly reduce our net income, or produce a net loss.

A ceiling test write-down would not impact cash flow from operating activities, but it would reduce partners’ equity on our balance sheet. The risk of a required ceiling test write-down of the book value of oil and natural gas properties increases when oil and natural gas prices are low. We may incur impairment charges in the future, which could have a material adverse effect on our results of operations in the period incurred.

Our Hedging Strategy May Be Ineffective in Removing the Impact of Commodity Price Volatility from Our Cash Flows, Which Could Result in Financial Losses or Could Reduce Our Income, Which May Adversely Affect Our Ability to Pay Distributions to Our Unitholders.

To achieve more predictable cash flow and to reduce our exposure to adverse fluctuations in the prices of oil and natural gas, the Fund will contribute to us at the closing of this offering, and we may in the future enter into, derivative contracts for a significant portion of our oil and natural gas production that could result in both realized and unrealized hedging losses. The extent of our commodity price exposure is related largely to the effectiveness and scope of our derivative contracts. For example, some of the derivative contracts we utilize are based on quoted market prices, which may differ significantly from the actual prices we realize in our operations for oil and natural gas. We also expect to enter into a credit facility, that, among other things, will limit the amount of derivatives contracts we can enter into and, as a result, we will continue to have direct commodity price exposure on the unhedged portion of our production volumes. For the years ending December 31, 2011, 2012, 2013 and 2014, approximately 19%, 27%, 32% and 34%, respectively, of our pro forma estimated total oil and natural gas production, based on our reserve report dated June 30, 2010, will not be covered by derivative contracts. In addition, none of our pro forma estimated total NGL production is covered by derivative contracts at the closing of this offering. Likewise, we do not have or plan to have any derivative contracts covering the amount of the basis differentials we experience in respect of our production. As such, we will be exposed to any increase in such differentials, which could adversely affect our results of operations. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Pro Forma Quantitative and Qualitative Disclosure About Market Risk.”

We expect to enter into derivative contracts covering approximately 65% to 85% of our estimated oil and natural gas production over a three- to-five year period on a rolling basis. However, our price hedging strategy and future hedging transactions will be determined at the discretion of our general partner, which is not under an obligation to enter into derivative contracts covering a specific portion of our production. The prices at which we enter into derivative contracts covering our production in the future will be dependent upon oil and natural gas prices at the time we enter into these transactions, which may be substantially higher or lower than current oil and natural gas prices. Accordingly, our price hedging strategy may not protect us from significant declines in oil and natural gas prices received for our future production. Conversely, our hedging strategy may limit our ability to realize cash flows from commodity price increases. It is also possible that a substantially larger percentage of our future production will not be hedged as compared with the next few years, which would result in our oil and natural gas revenues becoming more sensitive to commodity price changes.

In addition, our actual future production may be significantly higher or lower than we estimate at the time we enter into derivative contracts for such period. If the actual amount is higher than we estimate, we will have greater commodity price exposure than we intended. If the actual amount is lower than the notional amount of our derivative contracts, we might be forced to satisfy all or a portion of our derivative contracts without the benefit of the cash flow from our sale or purchase of the underlying physical commodity, substantially diminishing our liquidity. There may be a change in the expected differential between the underlying commodity price in the derivative contract and the actual price received, which may result in payments to our derivative counterparty that are not offset by our receipt of higher prices from our production in the field.

As a result of these factors, our derivative activities may not be as effective as we intend in reducing the volatility of our cash flows, and in certain circumstances may actually increase the volatility of our cash flows, which could adversely affect our ability to pay distributions to our unitholders.

Our Hedging Transactions Expose Us to Counterparty Credit Risk.

Our hedging transactions expose us to risk of financial loss if a counterparty fails to perform under a derivative contract. Disruptions in the financial markets could lead to sudden changes in a counterparty’s liquidity, which could impair their ability to perform under the terms of the derivative contract. We are unable to predict sudden changes in a counterparty’s creditworthiness or ability to perform under contracts with us. Even if we do accurately predict sudden changes, our ability to mitigate that risk may be limited depending upon market conditions.

Our Estimated Proved Reserves Are Based on Many Assumptions That May Prove to Be Inaccurate. Any Material Inaccuracies in These Reserve Estimates or Underlying Assumptions Will Materially Affect the Quantities and Present Value of Our Estimated Reserves.

It is not possible to measure underground accumulations of oil or natural gas in an exact way. Oil and natural gas reserve engineering requires subjective estimates of underground accumulations of oil and natural gas and assumptions concerning future oil and natural gas prices, future production levels and operating and development costs. In estimating our level of oil and natural gas reserves, we and our independent reserve engineers make certain assumptions that may prove to be incorrect, including assumptions relating to:

•	the level of oil and natural gas prices;

•	future production levels;

•	capital expenditures;

•	operating and development costs;

•	the effects of regulation;

•	the accuracy and reliability of the underlying engineering and geologic data; and

•	the availability of funds.

If these assumptions prove to be incorrect, our estimates of proved reserves, the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, the classifications of reserves based on risk of recovery and our estimates of the future net cash flows from our estimated proved reserves could change significantly. For example, if the prices used in our June 30, 2010 reserve report had been $10.00 less per barrel for oil and $1.00 less per Mcf for natural gas, then the standardized measure of our estimated proved reserves as of that date on a pro forma basis would have decreased by $110.4 million, from $474.2 million to $363.8 million.

Our standardized measure is calculated using unhedged oil, natural gas and NGL prices and is determined in accordance with the rules and regulations of the SEC. Over time, we may make material changes to reserve estimates to take into account changes in our assumptions and the results of actual development and production.

The reserve estimates we make for fields that do not have a lengthy production history are less reliable than estimates for fields with lengthy production histories. A lack of production history may contribute to inaccuracy in our estimates of proved reserves, future production rates and the timing of development expenditures.

The standardized measure of our estimated proved reserves is not necessarily the same as the current market value of our estimated proved oil and natural gas reserves. We base the estimated discounted future net cash flows from our estimated proved reserves on prices and costs in effect as of the date of the estimate. However, actual future net cash flows from our oil and natural gas properties also will be affected by factors such as:

•	the actual prices we receive for oil, natural gas and NGLs;

•	our actual operating costs in producing oil, natural gas and NGLs;

•	the amount and timing of actual production;

•	the amount and timing of our capital expenditures;

•	the supply of and demand for oil, natural gas and NGLs; and

•	changes in governmental regulations or taxation.

The timing of both our production and our incurrence of expenses in connection with the development and production of oil and natural gas properties will affect the timing of actual future net cash flows from estimated proved reserves, and thus their actual present value. In addition, the 10% discount factor we use when calculating discounted future net cash flows in compliance with Accounting Standards Codification 932, “Extractive Activities — Oil and Natural Gas,” may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and natural gas industry in general.

Our Estimates of Proved Reserves Attributable to the Partnership Properties That Have Not Been Prepared or Audited By an Independent Reserve Engineering Firm May Not Be As Reliable or As Accurate As Estimates of Proved Reserves Prepared By an Independent Reserve Engineering Firm.

Estimates of proved oil and natural gas reserves are inherently uncertain, and any material inaccuracies in our reserve estimates will materially affect the quantities and values of our reserves. The estimates of the proved reserves attributable to the Partnership Properties as of December 31, 2009 and June 30, 2010 included in this prospectus were prepared by our internal reserve engineers and professionals, but only our estimated proved reserves as of June 30, 2010 have been audited by Miller & Lents, Ltd., our independent petroleum engineering firm. Our internal estimates of proved reserves may differ materially from independent proved reserve estimates as a result of the estimation process employed by an independent reserve engineering firm. Our internal proved reserve estimates are based upon various assumptions, including assumptions required by the SEC related to oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Our internal proved reserve estimates may not be indicative of or may differ materially from the estimates of our proved reserves as of December 31, 2010 that will be prepared by Miller & Lents, Ltd.

Secondary and Tertiary Recovery Techniques May Not Be Successful, Which Could Adversely Affect Our Financial Condition or Results of Operations and, As a Result, Our Ability to Pay Distributions to Our Unitholders.

Approximately 55% of our pro forma production for the six months ended June 30, 2010 and 67% of our pro forma estimated proved reserves as of June 30, 2010 relied on secondary and tertiary recovery techniques, which include waterfloods and injecting gases into producing formations to enhance hydrocarbon recovery. If production response to these techniques is less than forecasted for a particular project, then the project may be uneconomic or generate less cash flow and reserves than we had estimated prior to investing the capital to employ these techniques. Risks associated with secondary and tertiary recovery techniques include the following:

•	lower-than-expected production;

•	longer response times;

•	higher-than-expected operating and capital costs;

•	shortages of equipment; and

•	lack of technical expertise.

If any of these risks occur, it could adversely affect our financial condition or results of operations and, as a result, our ability to pay distributions to our unitholders.

Developing and Producing Oil and Natural Gas Are Costly and High-Risk Activities with Many Uncertainties That Could Adversely Affect Our Financial Condition or Results of Operations and, As a Result, Our Ability to Pay Distributions to Our Unitholders.

The cost of developing, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a well. Our efforts will be uneconomical if we drill dry holes or wells that are productive but do not produce as much oil and natural gas as we had estimated. Furthermore, our development and producing operations may be curtailed, delayed or canceled as a result of other factors, including:

•	high costs, shortages or delivery delays of rigs, equipment, labor or other services;

•	composition of sour gas, including sulfur and mercaptan content;

•	unexpected operational events and conditions;

•	reductions in oil and natural gas prices;

•	increases in severance taxes;

•	adverse weather conditions and natural disasters;

•	facility or equipment malfunctions and equipment failures or accidents, including acceleration of deterioration of our facilities and equipment due to the highly corrosive nature of sour gas;

•	title problems;

•	pipe or cement failures and casing collapses;

•	compliance with environmental and other governmental requirements;

•	environmental hazards, such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases;

•	lost or damaged oilfield development and service tools;

•	unusual or unexpected geological formations and pressure or irregularities in formations;

•	loss of drilling fluid circulation;

•	fires, blowouts, surface craterings and explosions;

•	uncontrollable flows of oil, natural gas or well fluids;

•	loss of leases due to incorrect payment of royalties; and

•	other hazards, including those associated with sour gas such as an accidental discharge of hydrogen sulfide gas, that could also result in personal injury and loss of life, pollution and suspension of operations.

If any of these factors were to occur with respect to a particular field, we could lose all or a part of our investment in the field, or we could fail to realize the expected benefits from the field, either of which could materially and adversely affect our revenue and cash available for distribution to our unitholders.

Our Expectations for Future Drilling Activities Are Planned to Be Realized Over Several Years, Making Them Susceptible to Uncertainties That Could Materially Alter the Occurrence or Timing of Such Activities.

We have identified drilling, recompletion and development locations and prospects for future drilling, recompletion and development. These drilling, recompletion and development locations represent a significant part of our future drilling and enhanced recovery opportunity plans. Our ability to drill, recomplete and develop these locations depends on a number of factors, including the availability of capital, seasonal conditions, regulatory approvals, negotiation of agreements with third parties, commodity prices, costs, the generation of additional seismic or geological information, the availability of drilling rigs and drilling results. Because of these uncertainties, we cannot give any assurance as to the timing of these activities or that they will ultimately result in the realization of estimated proved reserves or meet our expectations for success. As such, our actual drilling and enhanced recovery activities may materially differ from our current expectations, which could have a significant adverse effect on our estimated reserves, financial condition and results of operations.

Shortages of Rigs, Equipment and Crews Could Delay Our Operations and Reduce Our Cash Available for Distribution to Our Unitholders.

Higher oil and natural gas prices generally increase the demand for rigs, equipment and crews and can lead to shortages of, and increasing costs for, development equipment, services and personnel. Shortages of, or increasing costs for, experienced development crews and oil field equipment and services could restrict our ability to drill the wells and conduct the operations that we currently have planned. Any delay in the development of new wells or a significant increase in development costs could reduce our revenues and reduce our cash available for distribution to our unitholders.

A Portion of Our Assets Consists of Working Interests in Identified Producing Wells, Which Limits Our Ability to Drill Additional Wells to Increase Production or to Protect Our Reserves from Drainage.

At the closing of this offering, the Fund will contribute to us certain working interests in identified producing wells (often referred to as wellbore assignments) in its East Cowden Grayburg Unit in the Permian Basin operating area, which represent approximately 8% of our standardized measure and 7% of our estimated proved reserves as of June 30, 2010. Any mineral or leasehold interests or other rights that are assigned to us as part of each wellbore assignment will be limited to only that portion of such interests or rights that is necessary to produce hydrocarbons from that particular wellbore, and will not include the right to drill additional wells (other than replacement wells) within the area covered by the leasehold interest to which that wellbore relates. In addition, pursuant to the terms of the wellbore assignments from the Fund, our operation with respect to each wellbore will be limited to the interval from the surface to the deepest drilled depth of the wellbore, plus an additional 100 feet as a vertical easement for operating purposes only. The wellbore assignments also limit the horizontal reach of the assigned interest to any horizon accessible from the wellbore on the date of the assignments, including those horizons that are not currently producing within the vertical limit of the wellbore. We will not have the right to drill horizontally beyond the confines of the existing wellbore. As a result, in all of our operating areas, we do not own reserves in addition to those associated with a particular wellbore assignment, and therefore we will have no ability to drill, or participate in the drilling of, additional wells, including downspacing wells drilled by affiliates of the Fund and others. In addition, many of these wellbores are directly offset by potential drilling locations held by the Fund.

Furthermore, the owners of leasehold interests lying contiguous or adjacent to or adjoining our interests (including affiliates of the Fund) could take actions, such as drilling additional wells, that could adversely affect our operations. It is in the nature of petroleum reservoirs that when a new well is completed and produced, the pressure differential in the vicinity of the well causes the migration of reservoir fluids towards the new wellbore (and potentially away from existing wellbores). As a result, the drilling and production of these potential locations could cause a depletion of our estimated proved reserves. These restrictions on our ability to drill additional wells and to extend the vertical and horizontal limits of our existing wellbores and depletion of our estimated proved reserves from offset drilling locations could materially adversely affect our ability to maintain and grow our production and estimated reserves and to make cash distributions to our unitholders.

If We Do Not Make Acquisitions on Economically Acceptable Terms, Our Future Growth and Ability to Pay or Increase Distributions Will Be Limited.

Our ability to grow and to increase distributions to our unitholders depends in part on our ability to make acquisitions that result in an increase in available cash per unit. We may be unable to make such acquisitions because we are:

•	unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts with their owners;

•	unable to obtain financing for these acquisitions on economically acceptable terms; or

•	outbid by competitors.

If we are unable to acquire properties containing estimated proved reserves, our total level of estimated proved reserves will decline as a result of our production, and we will be limited in our ability to increase or possibly even to maintain our level of cash distributions to our unitholders.

Any Acquisitions We Complete Are Subject to Substantial Risks That Could Reduce Our Ability to Make Distributions to Unitholders.

Even if we do make acquisitions that we believe will increase available cash per unit, these acquisitions may nevertheless result in a decrease in available cash per unit. Any acquisition involves potential risks, including, among other things:

•	the validity of our assumptions about estimated proved reserves, future production, revenues, capital expenditures, operating expenses and costs, including synergies;

•	an inability to successfully integrate the businesses we acquire;

•	a decrease in our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

•	a significant increase in our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	the assumption of unknown liabilities, losses or costs for which we are not indemnified or for which our indemnity is inadequate;

•	the diversion of management’s attention from other business concerns;

•	an inability to hire, train or retain qualified personnel to manage and operate our growing business and assets;

•	facts and circumstances that could give rise to significant cash and certain non-cash charges;

•	unforeseen difficulties encountered in operating in new geographic areas; and

•	customer or key employee losses at the acquired businesses.

Our decision to acquire a property will depend in part on the evaluation of data obtained from production reports and engineering studies, geophysical and geological analyses and seismic and other information, the results of which are often inconclusive and subject to various interpretations.

Also, our reviews of acquired properties are inherently incomplete because it generally is not feasible to perform an in-depth review of the individual properties involved in each acquisition, given time constraints imposed by sellers. Even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as groundwater contamination, are not necessarily observable even when an inspection is undertaken.

If our acquisitions do not generate the expected increases in available cash per unit, our ability to make distributions to our unitholders could be reduced.

We May Experience a Financial Loss If Quantum Resources Management Is Unable to Sell a Significant Portion of Our Oil and Natural Gas Production.

Under our services agreement, Quantum Resources Management will sell our oil, natural gas and NGL production on our behalf. Quantum Resources Management’s ability to sell our production depends upon the demand for oil, natural gas and NGLs from Quantum Resources Management’s customers.

In recent years, a number of energy marketing and trading companies have discontinued their marketing and trading operations, which has significantly reduced the number of potential purchasers for the Fund’s and our production. This reduction in potential customers has reduced overall market liquidity. If any one or more of Quantum Resources Management’s significant customers reduces the volume of oil and natural gas production it purchases and Quantum Resources Management is unable to sell those volumes to other customers, then the volume of our production that Quantum Resources Management sells on our behalf could be reduced, and we could experience a material decline in cash available for distribution.

In addition, a failure by any of these companies, or any purchasers of our production, to perform their payment obligations to us could have a material adverse effect on our results of operation. To the extent that purchasers of our production rely on access to the credit or equity markets to fund their operations, there could be an increased risk that those purchasers could default in their contractual obligations to us. If for any reason we were to determine that it was probable that some or all of the accounts receivable from any one or more of the purchasers of our production were uncollectible, we would recognize a charge in the earnings of that period for the probable loss and could suffer a material reduction in our liquidity and ability to make distributions to our unitholders.

We May Be Unable to Compete Effectively with Larger Companies, Which May Adversely Affect Our Ability to Generate Sufficient Revenue to Allow Us to Pay Distributions to Our Unitholders.

The oil and natural gas industry is intensely competitive with respect to acquiring prospects and productive properties, marketing oil and natural gas and securing equipment and trained personnel. Many of our competitors are large independent oil and natural gas companies that possess and employ financial, technical and personnel resources substantially greater than ours. Those companies may be able to develop and acquire more properties than our financial or personnel resources permit. Our ability to acquire additional properties and to discover estimated reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. Many of our larger competitors not only drill for and produce oil and natural gas but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis. These companies may be able to pay more for oil and natural gas properties and evaluate, bid for and purchase a greater number of properties than our financial, technical or personnel resources permit. In addition, there is substantial competition for investment capital in the oil and natural gas industry. These larger companies may have a greater ability to continue development activities during periods of low oil and natural gas prices and to absorb the burden of present and future federal, state, local and other laws and regulations. Any inability to compete effectively with larger companies could have a material adverse impact on our business activities, financial condition and results of operations.

We May Incur Substantial Additional Debt to Enable Us to Pay Our Quarterly Distributions, Which May Negatively Affect Our Ability to Pay Future Distributions or Execute Our Business Plan.

We may be unable to pay the minimum quarterly distribution or the then-current distribution rate without borrowing under our new credit facility. When we borrow to pay distributions to our unitholders, we are distributing more cash than we are generating from our operations on a current basis. This means that we are using a portion of our borrowing capacity under our new credit facility to pay distributions to our unitholders rather than to maintain or expand our operations. If we use borrowings under our new credit facility to pay distributions to our unitholders for an extended period of time rather than to fund capital expenditures and other activities relating to our operations, we may be unable to maintain or grow our business. Such a curtailment of our business activities, combined with our payment of principal and interest on our future indebtedness to pay these distributions, will reduce our cash available for distribution on our units and will have a material adverse effect on our business, financial condition and results of operations. If we borrow to pay distributions to our unitholders during periods of low commodity prices and commodity prices remain low, we may have to reduce our distribution to our unitholders to avoid excessive leverage.

Our Future Debt Levels May Limit Our Ability to Obtain Additional Financing and Pursue Other Business Opportunities.

After giving effect to this offering and the related transactions, we estimate that we would have had approximately $225 million of debt outstanding on a pro forma basis as of June 30, 2010. Following this offering, we expect that we will have the ability to incur debt, including under a new credit facility we expect to enter into in conjunction with this offering, subject to anticipated borrowing base limitations in our credit facility. The level of our future indebtedness could have important consequences to us, including:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	covenants contained in our new credit agreement and future debt arrangements will require us to meet financial tests that may affect our flexibility in planning for and reacting to changes in our business, including possible acquisition opportunities;

•	we will need a substantial portion of our cash flow to make principal and interest payments on our indebtedness, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to our unitholders; and

•	our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally.

Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions to our unitholders, reducing or delaying business activities, acquisitions, investments and/or capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms or at all, which may have an adverse effect on our ability to reduce cash distributions.

Our New Credit Facility Will Have Substantial Restrictions and Financial Covenants That May Restrict Our Business and Financing Activities and Our Ability to Pay Distributions to Our Unitholders.

The operating and financial restrictions and covenants in our new credit facility and any future financing agreements may restrict our ability to finance future operations or capital needs or to engage, expand or pursue our business activities or to pay distributions to our unitholders. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Pro Forma Liquidity and Capital Resources — New Credit Facility.” Our ability to comply with these restrictions and covenants in our credit facility in the future is uncertain and will be affected by the levels of cash flow from our operations and events or circumstances beyond our control. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we violate any provisions of our credit facility that are not cured or waived within the appropriate time periods provided in our new credit facility, a significant portion of our indebtedness may become immediately due and payable, our ability to make distributions to our unitholders will be inhibited and our lenders’ commitment to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under our credit facility will be secured by substantially all of our assets, and if we are unable to repay our indebtedness under our credit facility, the lenders could seek to foreclose on our assets.

We anticipate that, like our predecessor’s credit facility, our new credit facility will be reserve-based, and thus we will be permitted to borrow under our new credit facility in an amount up to the borrowing base, which is primarily based on the value of our oil and natural gas properties and our commodity derivative contracts as determined semi-annually by our lenders in their sole discretion. Our borrowing base will be subject to redetermination on a semi-annual basis based on an engineering report with respect to our estimated natural gas, NGL and oil reserves, which will take into account the prevailing natural gas, NGL and oil prices at such time, as adjusted for the impact of our derivative contracts. In the future, we may not be able to access adequate funding under our new credit facility as a result of (i) a decrease in our borrowing base due to a subsequent borrowing base redetermination, or (ii) an unwillingness or inability on the part of our lending counterparties to meet their funding obligations.

A future decline in commodity prices could result in a redetermination that lowers our borrowing base in the future and, in such case, we could be required to repay any indebtedness in excess of the borrowing base, or we will be required to pledge other oil and natural gas properties as additional collateral. We do not anticipate having any substantial unpledged properties, and we may not have the financial resources in the future to make any mandatory principal prepayments required under our new credit facility. Additionally, we anticipate that if, at the time of any distribution, our borrowings equal or exceed the maximum percentage allowed of the then-specified borrowing base, we will not be able to pay distributions to our unitholders in any such quarter without first making the required repayments of indebtedness under our new credit facility.

Our Operations Are Subject to Operational Hazards and Unforeseen Interruptions for Which We May Not Be Adequately Insured.

There are a variety of operating risks inherent in our wells, gathering systems, pipelines, natural gas processing plants and other facilities, such as leaks, explosions, mechanical problems and natural disasters, all of which could cause substantial financial losses. Any of these or other similar occurrences could result in the disruption of our operations, substantial repair costs, personal injury or loss of human life, significant damage to property, environmental pollution, impairment of our operations and substantial revenue losses. The location of our wells, gathering systems, pipelines, natural gas processing plants and other facilities near populated areas, including residential areas, commercial business centers and industrial sites, could significantly increase the level of damages resulting from these risks.

Insurance against all operational risk is not available to us. We are not fully insured against all risks, including development and completion risks that are generally not recoverable from third parties or insurance. In addition, pollution and environmental risks generally are not fully insurable. Additionally, we may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the perceived risks presented. Losses could, therefore, occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. Moreover, insurance may not be available in the future at commercially reasonable costs and on commercially reasonable terms. Changes in the insurance markets due to weather and adverse economic conditions have made it more difficult for us to obtain certain types of coverage. Further, we anticipate further tightening of the insurance markets in the aftermath of the Macondo well incident in the Gulf of Mexico in April 2010. As a result, we may not be able to obtain the levels or types of insurance we would otherwise have obtained prior to these market changes, and we cannot be sure the insurance coverage we do obtain will contain large deductibles or fail to cover certain hazards or cover all potential losses. Losses and liabilities from uninsured and underinsured events and delay in the payment of insurance proceeds could have a material adverse effect on our business, financial condition, results of operations and ability to make distributions to our unitholders.

Our Business Depends In Part on Pipelines, Gathering Systems and Processing Facilities Owned By Others. Any Limitation in the Availability of Those Facilities Could Interfere with Our Ability to Market Our Oil and Natural Gas Production and Could Harm Our Business.

The marketability of our oil and natural gas production depends in part on the availability, proximity and capacity of pipelines, gathering systems and processing facilities. The amount of oil and natural gas that can be produced and sold is subject to curtailment in certain circumstances, such as pipeline interruptions due to scheduled and unscheduled maintenance, excessive pressure, physical damage or lack of contracted capacity on such systems. The curtailments arising from these and similar circumstances may last from a few days to several months. In many cases, we are provided only with limited, if any, notice as to when these circumstances will arise and their duration. Any significant curtailment in gathering system or pipeline or processing facility capacity could reduce our ability to market our oil and natural gas production and harm our business.

Because We Do Not Control the Development of Certain of the Properties in Which We Own Interests, but Do Not Operate, Including Our Overriding Oil Royalty Interest in the Jay Field, We May Not Be Able to Achieve Any Production from These Properties in a Timely Manner.

As of June 30, 2010, approximately 17% of our estimated proved reserves, as determined by value based on standardised measure, were attributable to properties for which we were not the operator, including our overriding oil royalty interest in the Jay Field. As a result, the success and timing of drilling and development activities on such nonoperated properties depend upon a number of factors, including:

•	the nature and timing of drilling and operational activities;

•	the timing and amount of capital expenditures;

•	the operators’ expertise and financial resources;

•	the approval of other participants in such properties; and

•	the selection and application of suitable technology.

If drilling and development activities are not conducted on these properties or are not conducted on a timely basis, we may be unable to increase our production or offset normal production declines, or we will be required to write off the estimated proved reserves attributable thereto, any of which may adversely affect our production, revenues and results of operations and our cash available for distribution. Any such write-offs of our reserves could reduce our ability to borrow money and could adversely impact our ability to pay distributions on the common units.

Our Historical and Pro Forma Financial Information May Not Be Representative of Our Future Performance.

The historical financial information included in this prospectus is derived from our historical financial statements for periods prior to our initial public offering. Our audited historical financial statements were prepared in accordance with GAAP. Accordingly, the historical financial information included in this prospectus does not reflect what our results of operations and financial condition would have been had we been a public entity during the periods presented, or what our results of operations and financial condition will be in the future.

In preparing the unaudited pro forma financial information included in this prospectus, we have made adjustments to our historical financial information based upon currently available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the items discussed in our unaudited pro forma financial statements and related notes. The estimates and assumptions used in the calculation of the pro forma financial information in this prospectus may be materially different from our actual experience as a public entity. Accordingly, the pro forma financial information included in this prospectus does not purport to represent what our results of operations would actually have been had the transactions which are reflected in our unaudited pro forma financial statements actually taken place, nor does it represent what our results of operations would have been had we operated as a public entity during the periods presented. The pro forma financial information also does not purport to represent what our results of operations and financial condition will be in the future, nor does the unaudited pro forma financial information give effect to any events other than those discussed in our unaudited pro forma financial statements and related notes.

We Are Subject to Complex Federal, State, Local and Other Laws and Regulations That Could Adversely Affect the Cost, Manner or Feasibility of Conducting Our Operations.

Our oil and natural gas exploration, production and processing operations are subject to complex and stringent laws and regulations. To conduct our operations in compliance with these laws and regulations, we must obtain and maintain numerous permits, approvals and certificates from various federal, state and local governmental authorities. We may incur substantial costs in order to maintain compliance with these existing laws and regulations. In addition, our costs of compliance may increase if existing laws and regulations are revised or reinterpreted, or if new laws and regulations become applicable to our operations.

Our business is subject to federal, state and local laws and regulations as interpreted and enforced by governmental authorities possessing jurisdiction over various aspects of the exploration for, and production and processing of, oil and natural gas. Failure to comply with such laws and regulations, as interpreted and enforced, could have a material adverse effect on our business, financial condition, results of operations and ability to make distributions to our unitholders. Please read “Business and Properties — Environmental Matters and Regulation” and “— Other Regulation of the Oil and Natural Gas Industry” for a description of the laws and regulations that affect us.

Climate Change Legislation or Regulations Restricting Emissions of “Greenhouse Gases” Could Result in Increased Operating Costs and Reduced Demand for the Oil and Natural Gas That We Produce.

On December 15, 2009, the U.S. Environmental Protection Agency, or EPA published its findings that emissions of carbon dioxide, or CO2, methane, and other greenhouse gases, or GHGs, present an endangerment to public heath and the environment because emissions of such gases are, according to the EPA, contributing to the warming of the earth’s atmosphere and other climate changes. These findings allow the EPA to adopt and implement regulations that would restrict emissions of GHGs under existing provisions of the federal Clean Air Act. The EPA has adopted two sets of regulations under the existing Clean Air Act that would require a reduction in emissions of GHGs from motor vehicles and could trigger permit review for GHG emissions from certain stationary sources. In addition, in April 2010, the EPA proposed to expand its existing GHG reporting rule to include onshore oil and natural gas production, processing, transmission, storage, and distribution facilities. If the proposed rule is finalized as proposed, reporting of GHG emissions from such facilities would be required on an annual basis, with reporting beginning in 2012 for emissions occurring in 2011.

In addition, both houses of Congress have actively considered legislation to reduce emissions of GHGs, and almost one-half of the states have already taken legal measures to reduce emissions of GHGs, primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs. Most of these cap and trade programs work by requiring either major sources of emissions or major producers of fuels to acquire and surrender emission allowances, with the number of allowances available for purchase reduced each year until the overall GHG emission reduction goal is achieved. The adoption of any legislation or regulations that requires reporting of GHGs or otherwise limits emissions of GHGs from our equipment and operations could require us to incur costs to monitor and report on GHG emissions or reduce emissions of GHGs associated with our operations, and such requirements also could adversely affect demand for the oil and natural gas that we produce. Please read “Business and Properties — Environmental Matters and Regulation.”

Our Operations Are Subject to Environmental and Operational Safety Laws and Regulations That May Expose Us to Significant Costs and Liabilities.

Our oil and natural gas exploration and production operations are subject to stringent and complex federal, state and local laws and regulations governing the discharge of materials into the environment, health and safety aspects of our operations, or otherwise relating to environmental protection. These laws and regulations may impose numerous obligations applicable to our operations including the acquisition of a permit before conducting regulated drilling activities; the restriction of types, quantities and concentration of materials that can be released into the environment; the limitation or prohibition of drilling activities on certain lands lying within wilderness, wetlands and other protected areas; the application of specific health and safety criteria addressing worker protection; and the imposition of substantial liabilities for pollution resulting from our operations. Numerous governmental authorities, such as the EPA, and analogous state agencies have the power to enforce compliance with these laws and regulations and the permits issued under them, oftentimes requiring difficult and costly compliance or corrective actions. Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties, the imposition of investigatory or remedial obligations, and the issuance of orders limiting or prohibiting some or all of our operations.

There is inherent risk of incurring significant environmental costs and liabilities in the performance of our operations due to our handling of petroleum hydrocarbons and wastes, because of air emissions and wastewater discharges related to our operations, and as a result of historical industry operations and waste disposal practices. Under certain environmental laws and regulations, we could be subject to joint and several, strict liability for the removal or remediation of previously released materials or property contamination regardless of whether we were responsible for the release or contamination or if the operations were not in compliance with all applicable laws at the time those actions were taken. Private parties, including the owners of properties upon which our wells are drilled and facilities where our petroleum hydrocarbons or wastes are taken for reclamation or disposal, also may have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property or natural resource damages. In addition, the risk of accidental spills or releases could expose us to significant liabilities that could have a material adverse effect on our business, financial condition or results of operations. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly waste control, handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to attain and maintain compliance and may otherwise have a material adverse effect on our own results of operations, competitive position or financial condition. We may not be able to recover some or any of these costs from insurance. Please read “Business and Properties — Environmental Matters and Regulation” for more information.

The Third Parties on Whom We Rely for Gathering and Transportation Services Are Subject to Complex Federal, State and Other Laws That Could Adversely Affect the Cost, Manner or Feasibility of Conducting Our Business.

The operations of the third parties on whom we rely for gathering and transportation services are subject to complex and stringent laws and regulations that require obtaining and maintaining numerous permits, approvals and certifications from various federal, state and local government authorities. These third parties may incur substantial costs in order to comply with existing laws and regulation. If existing laws and regulations governing such third-party services are revised or reinterpreted, or if new laws and regulations become applicable to their operations, these changes may affect the costs that we pay for such services. Similarly, a failure to comply with such laws and regulations by the third parties on whom we rely could have a material adverse effect on our business, financial condition, results of operations and ability to make distributions to our unitholders. Please read “Business and Properties — Environmental Matters and Regulation” and “Business and Properties — Other Regulation of the Oil and Natural Gas Industry” for a description of the laws and regulations that affect the third parties on whom we rely.

The Recent Adoption of Derivatives Legislation By the United States Congress Could Have an Adverse Effect on Our Ability to Use Derivative Contracts to Reduce the Effect of Commodity Price, Interest Rate and Other Risks Associated with Our Business.

The United States Congress recently adopted comprehensive financial reform legislation that establishes federal oversight and regulation of the over-the-counter derivatives market and entities that participate in that market. The Commodity Futures Trading Commission, or the CFTC, has also proposed regulations to set position limits for certain futures and option contracts in the major energy markets, although it is not possible at this time to predict whether or when the CFTC will adopt those rules or include comparable provisions in its rulemaking under the new legislation. The financial reform legislation may require us to comply with margin requirements and with certain clearing and trade-execution requirements, although the application of those provisions to us is uncertain at this time. The financial reform legislation may also require the counterparties to our derivative contracts to spin off some of their derivatives contracts to a separate entity, which may not be as creditworthy as the current counterparty. The new legislation and any new regulations could significantly increase the cost of derivative contracts (including through requirements to post collateral), materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks we encounter, reduce our ability to monetize or restructure our existing derivative contracts, and increase our exposure to less creditworthy counterparties. If we reduce our use of derivatives as a result of the legislation and regulations, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect our ability to plan for and fund capital expenditures and fund unitholder distributions. Finally, the legislation was intended, in part, to reduce the volatility of oil and natural gas prices, which some legislators attributed to speculative trading in derivatives and commodity contracts related to oil and natural gas. Our revenues could therefore be adversely affected if a consequence of the legislation and regulations is to lower commodity prices. Any of these consequences could have a material adverse effect on us, our financial condition, and our results of operations.

Federal and State Legislative and Regulatory Initiatives Relating to Hydraulic Fracturing Could Result in Increased Costs and Additional Operating Restrictions or Delays.

Hydraulic fracturing is a process used by oil and natural gas exploration and production operators in the completion of certain oil and natural gas wells whereby water, sand and chemicals are injected under pressure into subsurface formations to stimulate natural gas and, to a lesser extent, oil production. This process is typically regulated by state oil and natural gas agencies and has not been subject to federal regulation. However, due to concerns that hydraulic fracturing may adversely affect drinking water supplies, the EPA has commenced a study of the potential adverse effects that hydraulic fracturing may have on water quality and public health, and a committee of the U.S. House of Representatives has commenced its own investigation into hydraulic fracturing practices. Additionally, legislation has been introduced in the U.S. Congress to amend the federal Safe Drinking Water Act to subject hydraulic fracturing processes to regulation under that Act and to require the disclosure of chemicals used by the oil and natural gas industry in the hydraulic fracturing process. If enacted, such a provision could require hydraulic fracturing activities to meet permitting and financial assurance requirements, adhere to certain construction specifications, fulfill monitoring, reporting and recordkeeping requirements and meet plugging and abandonment requirements.

In unrelated oil spill legislation being considered by the U.S. Senate in the aftermath of the April 2010 Macondo well release in the Gulf of Mexico, Senate Majority Leader Harry Reid has added a requirement that natural gas drillers disclose the chemicals they pump into the ground as part of the hydraulic fracturing process. Disclosure of chemicals used in the fracturing process could make it easier for third parties opposing hydraulic fracturing to initiate legal proceedings based on allegations that specific chemicals used in the fracturing process could adversely affect groundwater. Adoption of legislation or of any implementing regulations placing restrictions on hydraulic fracturing activities could impose operational delays, increased operating costs and additional regulatory burdens on our exploration and production activities, which could make it more difficult to perform hydraulic fracturing, resulting in reduced amounts of oil and natural gas being produced, as well as increase our costs of compliance and doing business.

Increases in Interest Rates Could Adversely Impact Our Unit Price and Our Ability to Issue Additional Equity and Incur Debt.

Interest rates on future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. As with other yield oriented securities, our unit price is impacted by the level of our cash distributions to our unitholders and implied distribution yield. The distribution yield is often used by investors to compare and rank similar yield oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our common units, and a rising interest rate environment could have an adverse impact on our unit price and our ability to issue additional equity or incur debt.

Risks Inherent in an Investment in Us

Our General Partner and Its Affiliates Own a Controlling Interest in Us and Will Have Conflicts of Interest with, and Owe Limited Fiduciary Duties to, Us, Which May Permit Them to Favor Their Own Interests to the Detriment of Our Unitholders.

Following this offering, the Fund will control an aggregate of approximately     % of our outstanding common units and all of our subordinated units and our general partner will be owned 50% by an entity controlled by Mr. Neugebauer and Mr. VanLoh, who are directors of our general partner and also managing partners of Quantum Energy Partners, and 50% by an entity controlled by Mr. Smith, our Chief Executive Officer, a director of our general partner and Chief Executive Officer and a director of Quantum Resources Management, and Mr. Campbell, our President and Chief Operating Officer, a director of our general partner and President, Chief Operating Officer and a director of Quantum Resources Management. The directors and executive officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to the owners of our general partner. Furthermore, certain directors and executive officers of our general partner are directors or executive officers of affiliates of our general partner, including Quantum Resources Management and Quantum Energy Partners. Conflicts of interest may arise between the Fund, Quantum Energy Partners and their respective affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. Please read “— Our partnership agreement limits our general partner’s fiduciary duties to unitholders and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.” These potential conflicts include, among others, the following situations:

•	neither our partnership agreement nor any other agreement requires the Fund, Quantum Energy Partners or their respective affiliates (other than our general partner) to pursue a business strategy that favors us. The directors and officers of the Fund, Quantum Energy Partners and their respective affiliates (other than our general partner) have a fiduciary duty to make these decisions in the best interests of their respective equity holders, which may be contrary to our interests;

•	our general partner is allowed to take into account the interests of parties other than us, such as the owners of our general partner, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

•	the Fund, Quantum Energy Partners and their affiliates are not limited in their ability to compete with us, including with respect to future acquisition opportunities, and are under no obligation to offer assets to us except for the obligations of the Fund and its general partner under our omnibus agreement. Please read “— Other than certain obligations of the Fund and its general partner with respect to our omnibus agreement, the Fund, Quantum Energy Partners and other affiliates of our general partner will not be limited in their ability to compete with us, which could limit our ability to acquire additional assets or businesses”;

•	many of the executive officers of our general partner who will provide services to us will devote time to affiliates of our general partner, including Quantum Resources Management and Quantum Energy Partners, and may be compensated for services rendered to such affiliates;

•	our general partner has limited its liability and reduced its fiduciary duties, and has also restricted the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty. By purchasing common units, unitholders are consenting to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable law;

•	our general partner determines the amount and timing of our drilling program and related capital expenditures, asset purchases and sales, borrowings, issuance of additional partnership securities and cash reserves, each of which can affect the amount of cash that is distributed to unitholders;

•	our general partner will enter into a services agreement with Quantum Resources Management in connection with this offering, pursuant to which Quantum Resources Management will operate our assets and perform other administrative services for us. Quantum Resources Management has similar arrangements with affiliates of the Fund;

•	after December 31, 2012, our general partner will determine which costs, including allocated overhead, incurred by it and its affiliates, including Quantum Resources Management, are reimbursable by us. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us;

•	our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations and, in some circumstances, is entitled to be indemnified by us;

•	our general partner may exercise its limited right to call and purchase common units if it and its affiliates own more than 80% of the common units;

•	our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates, including Quantum Resources Management and the Fund; and

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

Please read “Certain Relationships and Related Party Transactions” and “Conflicts of Interest and Fiduciary Duties.”

Other Than Certain Obligations of the Fund and Its General Partner with Respect to Our Omnibus Agreement, the Fund, Quantum Energy Partners and Other Affiliates of Our General Partner Will Not Be Limited in Their Ability to Compete with Us, Which Could Cause Conflicts of Interest and Limit Our Ability to Acquire Additional Assets or Businesses.

Our partnership agreement provides that the Fund and Quantum Energy Partners and their respective affiliates are not restricted from owning assets or engaging in businesses that compete directly or indirectly with us. In addition, except for the obligations of the Fund described below with respect to our omnibus agreement, the Fund and Quantum Energy Partners and their respective affiliates may acquire, develop or dispose of additional oil and natural gas properties or other assets in the future, without any obligation to offer us the opportunity to purchase or develop any of those assets. Under the terms of our omnibus agreement, the Fund will only be obligated to offer us the first option to acquire 25% of each acquisition that becomes available to the Fund, so long as at least 70% of the allocated value (as reasonably determined by the Fund) is attributable to proved developed producing reserves. Also pursuant to the omnibus agreement, the Fund must give us the preferential opportunity to bid on any oil or natural gas properties that the Fund intends to sell only if such properties are at least 70% proved developed producing reserves. In addition to opportunities to purchase proved reserves from, and to participate in future acquisition opportunities with, the Fund, the general partner of the Fund will agree that, if it or its affiliates establish another fund to acquire oil and natural gas properties within two years of the closing of this offering, it will cause such fund to provide us with a similar right to participate in such fund’s acquisition opportunities. These provisions of the omnibus agreement will expire five years after the date the omnibus agreement is executed. The Fund and Quantum Energy Partners are established participants in the oil and natural gas industry, and have resources greater than ours, which factors may make it more difficult for us to compete with the Fund and Quantum Energy Partners with respect to commercial activities as well as for acquisition candidates. As a result, competition from these affiliates could adversely impact our results of operations and cash available for distribution to our unitholders. Please read “Conflicts of Interest and Fiduciary Duties.”

Neither We Nor Our General Partner Have Any Employees and We Rely Solely on the Employees of Quantum Resources Management to Manage Our Business. Quantum Resources Management Will Also Provide Substantially Similar Services to the Fund, and Thus Will Not Be Solely Focused on Our Business.

Neither we nor our general partner have any employees and we rely solely on Quantum Resources Management to operate our assets. Upon consummation of this offering, our general partner will enter into a services agreement with Quantum Resources Management, pursuant to which Quantum Resources Management has agreed to make available to our general partner Quantum Resources Management’s personnel in a manner that will allow us to carry on our business in the same manner in which it was carried on by our predecessor.

Quantum Resources Management will provide substantially similar services to the Fund, one of our affiliates. Should Quantum Energy Partners form other funds, Quantum Resources Management may enter into similar arrangements with those new funds. Because Quantum Resources Management will be providing services to us that are substantially similar to those provided to the Fund and, potentially, other funds, Quantum Resources Management may not have sufficient human, technical and other resources to provide those services at a level that Quantum Resources Management would be able to provide to us if it did not provide those similar services to the Fund and those other funds. Additionally, Quantum Resources Management may make internal decisions on how to allocate its available resources and expertise that may not always be in our best interest compared to those of the Fund and other funds. There is no requirement that Quantum Resources Management favor us over the Fund or other funds in providing its services. If the employees of Quantum Resources Management and their affiliates do not devote sufficient attention to the management and operation of our business, our financial results may suffer and our ability to make distributions to our unitholders may be reduced.

We Have Material Weaknesses in Our Internal Control Over Financial Reporting. If One or More Material Weaknesses Persist or If We Fail to Establish and Maintain Effective Internal Control Over Financial Reporting, Our Ability to Accurately Report Our Financial Results Could Be Adversely Affected.

Prior to the completion of this offering, our predecessor has been a private company with limited accounting personnel and other supervisory resources to adequately execute its accounting processes and address our internal control over financial reporting. This lack of adequate accounting resources contributed to audit adjustments to the financial statements for the year ended December 31, 2009 and review adjustments for the six months ended June 30, 2010. In connection with our predecessor’s audit for the year ended December 31, 2009, our predecessor’s independent registered accounting firm identified and communicated to our predecessor material weaknesses, including a material weakness related to maintaining an effective control environment in that the design and operation of its controls have not consistently resulted in effective review and supervision.

The lack of adequate staffing levels resulted in insufficient time spent on review and approval of certain information used to prepare our predecessor’s financial statements. This material weakness contributed to multiple audit and review adjustments and the following individual material weaknesses:

•	Our predecessor did not design and operate effective controls to ensure the completeness and accuracy of the inputs with respect to the full cost ceiling impairment test and depreciation, depletion and amortization calculations.

•	Our predecessor did not design and operate effective controls over the calculation and review of the non-performance risk adjustment related to the valuation of derivative contracts.

•	For the six months ended June 30, 2010, our predecessor did not design and operate effective controls to ensure that all revenue was recognized and expenses recorded in connection with its newly acquired Denbury Assets.

During the first six months of 2010, our predecessor also did not maintain effective controls over completeness and accuracy of the inputs with respect to depreciation, depletion and amortization calculations or the non-performance risk adjustment related to estimates of fair value of derivative contracts.

After the closing of this offering, our management team and financial reporting oversight personnel will be those of our predecessor, and thus, we will face the same control deficiencies described above.

In response, we have begun the process of evaluating our internal control over financial reporting, although we are in the early phases of our review and may not complete our review until after this offering is completed. We cannot predict the outcome of our review at this time. During the course of the review, we may identify additional control deficiencies, which could give rise to significant deficiencies and other material weaknesses in addition to the material weaknesses previously identified. Each of the material weaknesses described above could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate the material weaknesses described above or avoid potential future material weaknesses.

The Management Incentive Fee We Will Pay to Our General Partner May Increase in Situations Where There Is No Corresponding Increase in Distributions to Our Common Unitholders.

Under our partnership agreement, for each quarter for which we have paid cash distributions that equaled or exceeded the Target Distribution, our general partner will be entitled to a quarterly management incentive fee, payable in cash, equal to 0.25% of the management incentive fee base, which is an amount equal to the sum of (i) the future net revenue of our estimated proved oil and natural gas reserves, discounted to present value at 10% per annum and calculated based on SEC methodology, adjusted for our commodity derivative contracts, and (ii) the fair market value of our assets, other than our estimated oil and natural gas reserves and our commodity derivative contracts, that principally produce qualifying income for federal income tax purposes, at such value as may be agreed upon by our general partner and the conflicts committee of our general partner’s board of directors. The maximum amount of the management incentive fee payable to our general partner in respect of any quarter is not dependent upon the amount of distributions to unitholders increasing beyond 115% of our minimum quarterly distribution. As a result, the management incentive fee may increase as the value of our oil and natural gas reserves and other assets increase even though distributions to unitholders may remain the same or even decrease. In addition, our general partner may have a conflict in deciding whether to reserve cash to invest in developing our oil and natural gas properties to increase the value of our assets (which would increase the management incentive fee) or deciding to make cash available for distributions to our unitholders. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions and the Management Incentive Fee — General Partner Interest and Management Incentive Fee.”

If Our General Partner Converts a Portion of Its Management Incentive Fee in Respect of a Quarter Into Class B Units, It Will Be Entitled To Receive Pro Rata Distributions on Those Class B Units When and If We Pay Distributions on Our Common Units, Even If the Value of Our Properties Declines and a Lower Management Incentive Fee Is Owed in Future Quarters.

From and after the end of the subordination period and subject to certain exceptions, our general partner will have the continuing right, at a time when it has received all or any portion of the quarterly management incentive fee for each of the immediately preceding four consecutive calendar quarters, to convert into Class B units up to 80% of the management incentive fee for a particular quarter in lieu of receiving a cash payment for each portion of the management incentive fee. The Class B units will have the same rights, preferences and privileges of our common units and will be entitled to the same cash distributions per unit as our common units, except in liquidation where distributions are made in accordance with the respective capital accounts of the units, and will be convertible into an equal number of common units at the election of the holder. As a result, if the value of our properties declines in periods subsequent to the conversion, our general partner may receive higher cash distributions with respect to Class B units than it otherwise would have received in respect of the management incentive fee it converted. The Class B units issued to our general partner upon conversion of the management incentive fee will not be subject to forfeiture should the value of our assets decline in subsequent periods. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions and the Management Incentive Fee — General Partner Interest and Management Incentive Fee.”

Many of the Directors and Officers Who Have Responsibility for Our Management Have Significant Duties with, and Will Spend Significant Time Serving, Entities That Compete with Us in Seeking Out Acquisitions and Business Opportunities and, Accordingly, May Have Conflicts of Interest in Allocating Time or Pursuing Business Opportunities.

To maintain and increase our levels of production, we will need to acquire oil and natural gas properties. Several of the officers and directors of our general partner, who are responsible for managing our operations and acquisition activities, hold similar positions with other entities that are in the business of identifying and acquiring oil and natural gas properties. For example, our general partner will be owned 50% by an entity controlled by Mr. Smith, the Chief Executive Officer and a director of our general partner and Chief Executive Officer and a director of Quantum Resources Management, and Mr. Campbell, the President and Chief Operating Officer and a director of our general partner and President, Chief Operating Officer and a director of Quantum Resources Management. Mr. Smith and Mr. Campbell manage the Fund, and the Fund is also in the business of acquiring oil and natural gas properties. In addition, our general partner will be owned 50% by an entity controlled by Mr. Neugebauer and Mr. VanLoh, who are directors of our general partner and also managing partners of Quantum Energy Partners. Quantum Energy Partners is in the business of investing in oil and natural gas companies with independent management, and those companies also seek to acquire oil and natural gas properties. Mr. Neugebauer and Mr. VanLoh are also directors of several oil and natural gas producing entities that are in the business of acquiring oil and natural gas properties. Mr. Wolf, the Chairman of the board of directors of our general partner, is also the chief executive officer and a director of the general partner of the Fund and is on the board of directors of other companies who also seek to acquire oil and natural gas properties. After the closing of this offering, several officers of our general partner will continue to devote significant time to the other businesses, including businesses to which Quantum Resources Management provides management and administrative services. The existing positions held by these directors and officers may give rise to fiduciary duties that are in conflict with fiduciary duties they owe to us. We cannot assure our unitholders that these conflicts will be resolved in our favor. As officers and directors of our general partner these individuals may become aware of business opportunities that may be appropriate for presentation to us as well as the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations, they may present potential business opportunities to those entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities are more appropriate for other entities with which they are affiliated, and as a result, they may elect not to present them to us. For a complete discussion of our management’s business affiliations and the potential conflicts of interest of which our unitholders should be aware, see the sections entitled “Business and Properties — Our Principal Business Relationships” and “Conflicts of Interest and Fiduciary Duties.”

Our Right of First Offer to Purchase Certain of the Fund’s Producing Properties and Right to Participate in Acquisition Opportunities with the Fund Are Subject to Risks and Uncertainty, and Thus May Not Enhance Our Ability to Grow Our Business.

Under the terms of our omnibus agreement, the Fund will commit to offer us the first opportunity to purchase properties that it may offer for sale, so long as the properties consist of at least 70% proved developed producing reserves. Additionally, the Fund will agree to offer us the first option to acquire at least 25% of each acquisition available to it, so long as at least 70% of the allocated value is attributable to proved developed producing reserves. The consummation and timing of any future transactions pursuant to either such right with respect to any particular acquisition opportunity will depend upon, among other things, our ability to negotiate definitive agreements with respect to such opportunities and our ability to obtain financing on acceptable terms. We can offer no assurance that we will be able to successfully consummate any future transactions pursuant to these rights. Additionally, the Fund is under no obligation to accept any offer made by us to purchase properties that it may offer for sale. Furthermore, for a variety of reasons, we may decide not to exercise these rights when they become available, and our decision will not be subject to unitholder approval. Additionally, while the general partner of the Fund will agree that, if it or its affiliates establish another fund to acquire oil and natural gas properties within two years of the closing of this offering, it will cause such fund to provide us with a similar right to participate in such fund’s acquisition opportunities, the general partner of the Fund and its affiliates are under no obligation to create an additional fund, and even if an additional fund is created, our ability to consummate acquisitions in partnership with such fund will be subject to each of the risks outlined above. The contractual obligations under the omnibus agreement automatically terminate five years following the closing of this offering. Please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Omnibus Agreement.”

After December 31, 2012, We Will Have to Reimburse Quantum Resources Management for All Allocable Expenses It Incurs on Our Behalf in Its Performance Under the Services Agreement As Opposed to Paying the Fixed Services Fee in Effect Until December 31, 2012. Our Actual Allocated Expenses After December 31, 2012 May Be Substantially More Than the Administrative Services Fee We Pay Under the Fixed Rate Currently in Effect, Which Could Materially Reduce the Cash Available for Distribution to Our Unitholders at That Time.

Under the services agreement that our general partner will enter into in connection with the closing of this offering, from the closing of this offering through December 31, 2012, Quantum Resources

Management will be entitled to a quarterly administrative services fee equal to 3.5% of the Adjusted EBITDA generated by us during the preceding quarter, calculated prior to the payment of the fee. For the six months ended June 30, 2010, 3.5% of our unaudited pro forma Adjusted EBITDA, calculated prior to the payment of the fee, would have been approximately $1.3 million. After December 31, 2012, in lieu of the quarterly administrative services fee, our general partner will reimburse Quantum Resources Management, on a quarterly basis, for the allocable expenses it incurs in its performance under the services agreement, and we will reimburse our general partner for such payments it makes to Quantum Resources Management. Our actual allocated expenses after December 31, 2012 may be substantially more than the administrative services fee we pay under the fixed rate currently in effect, which could materially reduce the cash available for distribution to our unitholders at that time. For a detailed description of the administrative services fee, please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Services Agreement.”

Unitholders Who Are Not Eligible Holders Will Not Be Entitled to Receive Distributions on, or Allocations of Income or Loss on, Their Common Units, and Their Common Units Will Be Subject to Redemption.

To comply with U.S. laws with respect to the ownership of interests in oil and natural gas leases on federal lands, we have adopted certain requirements regarding those investors who may own our common units. As used herein, an Eligible Holder means a person or entity qualified to hold an interest in oil and natural gas leases on federal lands. As of the date hereof, Eligible Holder means:

•	a citizen of the United States;

•	a corporation organized under the laws of the United States or of any state thereof;

•	a public body, including a municipality; or

•	an association of United States citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof.

Onshore mineral leases or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under the laws of the United States or of any state thereof. Unitholders who are not persons or entities who meet the requirements to be an Eligible Holder, will not receive distributions or allocations of income and loss on their common units and they run the risk of having their common units redeemed by us at the lower of their purchase price cost or the then-current market price. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Please read “Description of the Common Units — Transfer of Common Units” and “The Partnership Agreement — Non-Eligible Holders; Redemption.”

Our Unitholders Have Limited Voting Rights and Are Not Entitled to Elect Our General Partner or Its Board of Directors. Affiliates of the Fund and Quantum Energy Partners, as the Owners of Our General Partner, Will Have the Power to Appoint and Remove Our General Partner’s Directors.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders will not elect our general partner or its board of directors on an annual or other continuing basis. The board of directors of our general partner will be chosen by affiliates of the Fund and Quantum Energy Partners. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Our general partner will have control over all decisions related to our operations. Since affiliates of the Fund and Quantum Energy Partners will own our general partner and, through ownership of the general partner of the Fund, will control an aggregate of approximately     % of our outstanding common units held by the Fund and all of our subordinated units, the other unitholders will not have an ability to influence any operating decisions and will not be able to prevent us from entering into any transactions. Furthermore, the goals and objectives of the affiliates of the Fund and Quantum Energy Partners that hold our common units and our general partner relating to us may not be consistent with those of a majority of the other unitholders. Please read “— Our general partner and its affiliates own a controlling interest in us and will have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to the detriment of our unitholders.”

Our General Partner Will Be Required to Deduct Estimated Maintenance Capital Expenditures from Our Operating Surplus, Which May Result In Less Cash Available for Distribution to Unitholders from Operating Surplus Than if Actual Maintenance Capital Expenditures Were Deducted.

Maintenance capital expenditures are those capital expenditures required to maintain our long-term asset base, including expenditures to replace our oil and natural gas reserves (including non-proved reserves attributable to undeveloped leasehold acreage), whether through the development, exploitation and production of an existing leasehold or the acquisition or development of a new oil or natural gas property. Our partnership agreement requires our general partner to deduct estimated, rather than actual, maintenance capital expenditures from operating surplus in determining cash available for distribution from operating surplus. The amount of estimated maintenance capital expenditures deducted from operating surplus will be subject to review and change by our conflicts committee at least once a year. Our partnership agreement does not cap the amount of maintenance capital expenditures that our general partner may estimate. In years when our estimated maintenance capital expenditures are higher than actual maintenance capital expenditures, the amount of cash available for distribution to unitholders from operating surplus will be lower than if actual maintenance capital expenditures had been deducted from operating surplus. On the other hand, if our general partner underestimates the appropriate level of estimated maintenance capital expenditures, we will have more cash available for distribution from operating surplus in the short term but will have less cash available for distribution from operating surplus in future periods when we have to increase our estimated maintenance capital expenditures to account for the previous underestimation. In addition, the ability of our general partner to receive a management incentive fee is based on the amount of cash distributed to our unitholders from operating surplus, which in turn is partially dependent upon its determination of our estimated maintenance capital expenditures. If estimated maintenance capital expenditures are lower than actual maintenance capital expenditures, then our general partner may be entitled to the management incentive fee at times when cash distributions to our unitholders would not have come from operating surplus if operating surplus was reduced by actual maintenance capital expenditures.

Our Partnership Agreement Limits Our General Partner’s Fiduciary Duties to Unitholders and Restricts the Remedies Available to Unitholders for Actions Taken by Our General Partner That Might Otherwise Constitute Breaches of Fiduciary Duty.

Our partnership agreement contains provisions that reduce the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty laws. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its limited call right, the exercise of its rights to transfer or vote the units it owns, the exercise of its registration rights and its determination whether or not to consent to any merger or consolidation involving us or to any amendment to the partnership agreement;

•	provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as it acted in good faith;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner acting in good faith and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or must be “fair and reasonable” to us, as determined by our general partner in good faith. In determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us;

•	provides that our general partner and its executive officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its executive officers and directors acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•	provides that in resolving conflicts of interest, it will be presumed that in making its decision our general partner’s board of directors or the conflicts committee of our general partner’s board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

By purchasing a common unit, a unitholder will become bound by the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties — Fiduciary Duties.”

Even If Unitholders Are Dissatisfied, They Cannot Remove Our General Partner Without Its Consent.

The unitholders will be unable initially to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding units voting together as a single class is required to remove our general partner. Following the closing of this offering, affiliates of the Fund and Quantum Energy Partners will own our general partner and, through ownership of the general partner of the Fund, will control an aggregate of approximately     % of our outstanding common units held by the Fund and all of our subordinated units.

Our General Partner’s Interest in Us, Including Its Right to Receive the Management Incentive Fee, and the Control of Our General Partner May Be Transferred to a Third Party Without Unitholder Consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, our partnership agreement does not restrict the ability of the owners of our general partner, who are affiliates of both the Fund and Quantum Energy Partners, from transferring all or a portion of their ownership interest in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and executive officers of our general partner with their own choices and thereby influence the decisions made by the board of directors and executive officers. Additionally, our general partner or its owners may assign the right to receive the management incentive fee and to convert such management incentive fee into Class B units to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the holders. To the extent the owners of our general partner have interests aligned with those of our unitholders to grow our business and increase our distributions, any assignment of the right to receive the management incentive fee and to convert such management incentive fee into Class B units to a third party would diminish the incentives of the owners of our general partner to pursue a business strategy that favors us.

We May Not Make Cash Distributions During Periods When We Record Net Income.

The amount of cash we have available for distribution to our unitholders depends primarily on our cash flow, including cash from reserves established by our general partner, working capital or other borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions to our unitholders during periods when we record net losses and may not make cash distributions to our unitholders during periods when we record net income.

We May Issue an Unlimited Number of Additional Units, Including Units That Are Senior to the Common Units, Without Unitholder Approval, Which Would Dilute Unitholders’ Ownership Interests.

Our partnership agreement does not limit the number of additional common units that we may issue at any time without the approval of our unitholders. In addition, we may issue an unlimited number of units that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of our common units may decline.

Our Partnership Agreement Restricts the Limited Voting Rights of Unitholders, Other Than Our General Partner and Its Affiliates, Owning 20% or More of Our Common Units, Which May Limit the Ability of Significant Unitholders to Influence the Manner or Direction of Management.

Our partnership agreement restricts unitholders’ limited voting rights by providing that any common units held by a person, entity or group that owns 20% or more of any class of common units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such common units with the prior approval of the board of directors of our general partner, cannot vote on any matter. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting unitholders’ ability to influence the manner or direction of management.

Once Our Common Units Are Publicly Traded, the Fund May Sell Common Units in the Public Markets, Which Sales Could Have an Adverse Impact on the Trading Price of the Common Units.

After the sale of the common units offered hereby, the Fund will control an aggregate of           of our outstanding common units held by the Fund and all of our subordinated units, which convert into common units at the end of the subordination period. Additionally, from and after the end of the subordination period, and subject to certain limitations, our general partner will have the continuing right, from time to time, to convert up to 80% of its management incentive fee into Class B units, which will be convertible into common units at the holder’s election. Once our common units are publicly traded, the sale of these units, including common units issued upon the conversion of the subordinated units or the management incentive fee, in the public markets could have an adverse impact on the price of the common units or on any trading market that may develop.

Our General Partner Has a Call Right That May Require Common Unitholders to Sell Their Common Units at an Undesirable Time or Price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price that is the greater of (i) the highest cash price paid by either of our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and (ii) the current market price as of the date three days before the date the notice is mailed. As a result, our unitholders may be required to sell their common units at an undesirable time or price and may not receive any return on their investment. Our unitholders also may incur a tax liability upon a sale of their common units. At the completion of this offering, the Fund will control an aggregate of approximately     % of our outstanding common units held by the Fund and all of our subordinated units. For additional information about this call right, please read “The Partnership Agreement — Limited Call Right.”

If We Distribute Cash from Capital Surplus, Which is Analogous to a Return of Capital, Our Minimum Quarterly Distribution Will Be Reduced Proportionately, and the Target Distribution Relating to Our General Partner’s Management Incentive Fee Will Be Proportionately Decreased.

Our cash distributions will be characterized as coming from either operating surplus or capital surplus. Operating surplus is defined in our partnership agreement, and generally means amounts we receive from operating sources, such as sale of our oil and natural gas production, less operating expenditures, such as production costs and taxes and any payments in respect of the management incentive fee, and less estimated average capital expenditures, which are generally amounts we estimate we will need to spend in the future to maintain our production levels over the long term. Capital surplus is defined in the glossary and generally would result from cash received from non-operating sources such as sales of properties and issuances of debt and equity securities. Cash representing capital surplus, therefore, is analogous to a return of capital. Distributions of capital surplus are made to our unitholders and our general partner in proportion to their percentage interests in us, or 99.9% to our unitholders and 0.1% to our general partner, and will result in a decrease in our minimum quarterly distribution and a lower Target Distribution used in calculating the management incentive fee paid to our general partner, which may have the effect of increasing the likelihood that our general partner would earn the management incentive fee in future periods. For a more detailed description of operating surplus and capital surplus, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions and the Management Incentive Fee.”

Our Unitholders’ Liability May Not Be Limited If a Court Finds That Unitholder Action Constitutes Control of Our Business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. A unitholder could be liable for our obligations as if it was a general partner if:

•	a court or government agency determined that we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•	a unitholder’s right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.

Please read “The Partnership Agreement — Limited Liability” for a discussion of the implications of the limitations of liability on a unitholder.

Our Unitholders May Have Liability to Repay Distributions.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make distributions to unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Liabilities to partners on account of their partnership interests and liabilities that are non-recourse to us are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that for a period of three years from the date of an impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. A purchaser of common units who becomes a limited partner is liable for the obligations of the transferring limited partner to make contributions to us that are known to such purchaser of common units at the time it became a limited partner and for unknown obligations if the liabilities could be determined from our partnership agreement.

Our Unitholders May Have Limited Liquidity for Their Common Units, a Trading Market May Not Develop for the Common Units and Our Unitholders May Not Be Able to Resell Their Common Units at the Initial Public Offering Price.

Prior to this offering, there has been no public market for the common units. After this offering, there will be publicly traded common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Our unitholders may not be able to resell their common units at or above the initial public offering price. Additionally, a lack of liquidity would likely result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

If Our Common Unit Price Declines After the Initial Public Offering, Our Unitholders Could Lose a Significant Part of Their Investment.

The initial public offering price for the common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units could be subject to wide fluctuations in response to a number of factors, most of which we cannot control, including:

•	changes in commodity prices;

•	changes in securities analysts’ recommendations and their estimates of our financial performance;

•	public reaction to our press releases, announcements and filings with the SEC;

•	fluctuations in broader securities market prices and volumes, particularly among securities of oil and natural gas companies and securities of publicly traded limited partnerships and limited liability companies;

•	changes in market valuations of similar companies;

•	departures of key personnel;

•	commencement of or involvement in litigation;

•	variations in our quarterly results of operations or those of other oil and natural gas companies;

•	variations in the amount of our quarterly cash distributions to our unitholders;

•	future issuances and sales of our common units; and

•	changes in general conditions in the U.S. economy, financial markets or the oil and natural gas industry.

In recent years, the securities market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to the operating performance of these companies. Future market fluctuations may result in a lower price of our common units.

Because We Are a Relatively Small Company, the Requirements of Being a Public Company, Including Compliance with the Reporting Requirements of the Exchange Act and the Requirements of the Sarbanes-Oxley Act May Strain Our Resources, Increase Our Costs and Distract Management, and We May Be Unable to Comply with These Requirements in a Timely or Cost-Effective Manner.

As a public company with listed equity securities, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, related regulations of the SEC and the requirements of the New York Stock Exchange, or the NYSE, with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our cash costs after December 31, 2012, because our general partner’s services agreement with Quantum Resources Management provides that our general partner must begin reimbursing Quantum Resources Management for the expenses it allocates to us, which amounts we will then reimburse to our general partner. We will need to:

•	institute a more comprehensive compliance function;

•	design, establish, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•	comply with rules promulgated by the NYSE;

•	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to disclosure controls and procedures and insider trading;

•	involve and retain to a greater degree outside counsel and accountants in the above activities; and

•	establish an investor relations function.

In addition, we also expect that being a public company subject to these rules and regulations will require us to accept less director and officer liability insurance coverage than we desire or to incur substantial costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our Audit Committee, and qualified executive officers.

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act of 2002 and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of our internal control over financial reporting until the year following our first annual report required to be filed with the SEC. To comply with the requirements of being a public company, we will need to upgrade our systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional accounting, finance and legal staff.

Our efforts to develop and maintain our internal controls may not be successful, and we may be unable to maintain effective controls over our financial processes and reporting in the future and comply with the certification and reporting obligations under Sections 302 and 404 of the Sarbanes-Oxley Act. Further, our remediation efforts may not enable us to remedy or avoid material weaknesses or significant deficiencies in the future. Any failure to remediate deficiencies and to develop or maintain effective controls, or any difficulties encountered in our implementation or improvement of our internal controls over financial reporting could result in material misstatements that are not prevented or detected on a timely basis, which could potentially subject us to sanctions or investigations by the SEC, the NYSE or other regulatory authorities. Ineffective internal controls could also cause investors to lose confidence in our reported financial information.

Our Unitholders Will Experience Immediate and Substantial Dilution of $      per Unit.

The assumed initial offering price of $      per common unit exceeds our pro forma net tangible book value after this offering of $      per common unit. Based on the assumed initial offering price of $      per common unit, our unitholders will incur immediate and substantial dilution of $      per common unit. This dilution will occur primarily because the assets contributed by affiliates of our general partner are recorded, in accordance with GAAP at their historical cost, and not their fair value. The impact of such dilution would be magnified upon any conversion of the management incentive fee into Class B units. Please read “Dilution.”

Tax Risks to Unitholders

In addition to reading the following risk factors, prospective unitholders should read “Material Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of our units.

Our Tax Treatment Depends on Our Status As a Partnership for Federal Income Tax Purposes. If the IRS Were to Treat Us As a Corporation, Then Our Cash Available for Distribution to Our Unitholders Would Be Substantially Reduced.

The anticipated after-tax economic benefit of an investment in the units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter affecting us.

Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes. Although we do not believe based on our current operations that we are so treated, a change in our business (or a chance in current law) could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our income at the corporate tax rate, which is currently a maximum of 35% and would likely pay state income tax at varying rates. Distributions to unitholders would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to unitholders. Because a tax would be imposed upon us as a corporation, our cash available for distribution to unitholders would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our units.

If We Were Subjected to a Material Amount of Additional Entity-Level Taxation By Individual States, It Would Reduce Our Cash Available for Distribution to Our Unitholders.

Changes in current state law may subject us to additional entity-level taxation by individual states. Because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. For example, we are required to pay Texas franchise tax each year at a maximum effective rate of 0.7% of our gross income apportioned to Texas in the prior year. Imposition of any similar taxes by any other state may substantially reduce the cash available for distribution to our unitholders and, therefore, negatively impact the value of an investment in our units. Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to additional amounts of entity-level taxation for state or local income tax purposes, the minimum quarterly distribution amount and the Target Distribution may be adjusted to reflect the impact of that law on us.

The Tax Treatment of Publicly Traded Partnerships or an Investment in Our Units Could Be Subject to Potential Legislative, Judicial or Administrative Changes and Differing Interpretations, Possibly on a Retroactive Basis.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our units may be modified by administrative, legislative or judicial interpretation at any time. For example, members of Congress have recently considered substantive changes to the existing federal income tax laws that would affect the tax treatment of certain publicly traded partnerships. Any modification to the federal income tax laws and interpretations thereof may or may not be applied retroactively. We are unable to predict whether any of these changes, or other proposals, will ultimately be enacted. Any such changes could negatively impact the value of an investment in our units.

Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal income tax purposes, the minimum quarterly distribution and the target distribution amounts will be adjusted to reflect the impact of that law on us.

Certain U.S. Federal Income Tax Deductions Currently Available with Respect to Oil and Natural Gas Exploration and Production May Be Eliminated As a Result of Future Legislation.

President Obama’s Proposed Fiscal Year 2011 Budget includes proposed legislation that would, if enacted into law, make significant changes to United States tax laws, including the elimination of certain key U.S. federal income tax incentives currently available to oil and natural gas exploration and production companies. These changes include, but are not limited to, (i) the repeal of the percentage depletion allowance for oil and natural gas properties, (ii) the elimination of current deductions for intangible drilling and development costs, (iii) the elimination of the deduction for certain domestic production activities, and (iv) an extension of the amortization period for certain geological and geophysical expenditures. Each of these changes is proposed to be effective for taxable years beginning, or in the case of costs described in (ii) and (iv), costs paid or incurred, after December 31, 2010. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could become effective. The passage of any legislation as a result of these proposals or any other similar changes in U.S. federal income tax laws could eliminate or postpone certain tax deductions that are currently available with respect to oil and natural gas exploration and development, and any such change could increase the taxable income allocable to our unitholders and negatively impact the value of an investment in our units.

If the IRS Contests Any of the Federal Income Tax Positions We Take, the Market for Our Units May Be Adversely Affected, and the Costs of Any IRS Contest Will Reduce Our Cash Available for Distribution to Our Unitholders.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with some or all of our counsel’s conclusions or the positions we take. Any contest with the IRS may materially and adversely impact the market for our units and the price at which they trade. In addition, the costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

Our Unitholders Will Be Required to Pay Taxes on Their Share of Our Income Even If They Do Not Receive Any Cash Distributions from Us.

Because our unitholders will be treated as partners to whom we will allocate taxable income, which could be different in amount than the cash we distribute, our unitholders will be required to pay any federal income taxes and, in some cases, state and local income taxes on their share of our taxable income even if they receive no cash distributions from us. Our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from that income.

Tax Gain or Loss on the Disposition of Our Units Could Be More or Less Than Expected.

If our unitholders sell their units, they will recognize a gain or loss equal to the difference between the amount realized and their tax basis in those units. Because distributions in excess of their allocable share of our total net taxable income decrease their tax basis in their units, the amount, if any, of such prior excess distributions with respect to the units they sell will, in effect, become taxable income to them if they sell such units at a price greater than their tax basis in those units, even if the price they receive is less than their original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation, depletion and IDC recapture. In addition, because the amount realized may include a unitholder’s share of our nonrecourse liabilities, if they sell their units, they may incur a tax liability in excess of the amount of cash they receive from the sale. Please read “Material Tax Consequences — Disposition of Units — Recognition of Gain or Loss.”

Tax-Exempt Entities and Non-U.S. Persons Face Unique Tax Issues from Owning Our Units That May Result in Adverse Tax Consequences to Them.

Investment in our units by tax-exempt entities, such as employee benefit plans and individual retirement accounts, or IRAs, and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file U.S. federal income tax returns and pay tax on their share of our taxable income. Prospective unitholders who are tax-exempt entities or non-U.S. persons should consult their tax advisor before investing in our units.

We Will Treat Each Purchaser of Units As Having the Same Tax Benefits Without Regard to the Units Purchased. The IRS May Challenge This Treatment, Which Could Adversely Affect the Value of the Units.

Because we cannot match transferors and transferees of units and because of other reasons, we will adopt depletion, depreciation and amortization positions that may not conform with all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our unitholders. It also could affect the timing of these tax benefits or the amount of gain from the sale of units and could have a negative impact on the value of our units or result in audit adjustments to a unitholder’s tax returns. Please read “Material Tax Consequences — Tax Consequences of Unit Ownership — Section 754 Election” for a further discussion of the effect of the depletion, depreciation and amortization positions we will adopt.

We Will Prorate Our Items of Income, Gain, Loss and Deduction Between Transferors and Transferees of Our Units Each Month Based Upon the Ownership of Our Units on the First Day of Each Month, Instead of on the Basis of the Date a Particular Unit Is Transferred. The IRS May Challenge This Treatment, Which Could Change the Allocation of Items of Income, Gain, Loss and Deduction Among Our Unitholders.

We will prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations. Recently, however, the U.S. Treasury Department issued proposed Treasury Regulations that provide a safe harbor pursuant to which publicly traded partnerships may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. If the IRS were to challenge our proration method or new Treasury Regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Vinson & Elkins L.L.P. has not rendered an opinion with respect to whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations. Please read “Material Tax Consequences — Disposition of Units — Allocations Between Transferors and Transferees.”

A Unitholder Whose Units Are Loaned to a “Short Seller” to Cover a Short Sale of Units May Be Considered As Having Disposed of Those Units. If So, He Would No Longer Be Treated for Tax Purposes As a Partner with Respect to Those Units During the Period of the Loan and May Recognize Gain or Loss From the Disposition.

Because a unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of the loaned units, he may no longer be treated for tax purposes as a partner with respect to those units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those units could be fully taxable as ordinary income. Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder where units are loaned to a short seller to cover a short sale of units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units.

The Sale or Exchange of 50% or More of Our Capital and Profits Interests During Any Twelve-Month Period Will Result In the Termination of Our Partnership for Federal Income Tax Purposes.

We will be considered to have technically terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same unit will be counted only once. While we would continue our existence as a Delaware limited partnership, our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1) for one fiscal year and could result in a significant deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A technical termination would not affect our classification as a partnership for federal income tax purposes, but instead, we would be treated as a new partnership for tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a technical termination occurred. The IRS has recently announced a relief procedure whereby if a publicly traded partnership that has technically terminated requests and the IRS grants special relief, among other things, the partnership will be required to provide only a single Schedule K-1 to unitholders for the tax years in which the termination occurs. Please read “Material Tax Consequences — Disposition of Units — Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

As a Result of Investing In Our Units, Our Unitholders May Become Subject to State and Local Taxes and Return Filing Requirements in Jurisdictions Where We Operate or Own or Acquire Property.

In addition to federal income taxes, our unitholders will likely be subject to other taxes, including foreign, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or own property now or in the future even if such unitholders do not live in those jurisdictions. Our unitholders likely will be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, unitholders may be subject to penalties for failure to comply with those requirements. We initially will own property and conduct business in a number of states, most of which currently impose a personal income tax on individuals. Most of these states also impose an income tax on corporations and other entities. As we make acquisitions or expand our business, we may own assets or conduct business in additional states that impose a personal income tax. We may own property or conduct business in other states or foreign countries in the future. It is a unitholder’s responsibility to file all U.S. federal, state and local tax returns. Vinson & Elkins L.L.P. has not rendered an opinion on the state or local tax consequences of an investment in our units.

USE OF PROCEEDS

We intend to use the estimated net proceeds of approximately $      million from this offering, based upon the assumed initial public offering price of $      per common unit (the midpoint of the price range set forth on the cover of this prospectus), after deducting underwriting discounts, structuring fees and expenses, together with borrowings of approximately $225 million under our new credit facility, to make a cash distribution to the Fund. If we assume some portion of the Fund’s debt that currently burdens the Partnership Properties at the closing of this offering as described in “Prospectus Summary — Formation Transactions and Partnership Structure,” we will reduce the amount of the net proceeds from this offering that would otherwise be paid to the Fund by the amount of such assumed debt, and we will use the net proceeds retained by us to repay in full at the closing of this offering any such assumed debt.

If the underwriters do not exercise their option to purchase additional common units, we will issue           common units to the Fund at the expiration of the option period. To the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public, and the remainder of the common units subject to the option, if any, will be issued to the Fund at the expiration of the option period. The net proceeds from any exercise of the underwriters’ option to purchase additional common units will be paid to the Fund.

Our estimates assume an initial public offering price of $      per common unit (the midpoint of the price range set forth on the cover of this prospectus) and no exercise of the underwriters’ option to purchase additional common units. An increase or decrease in the initial public offering price of $1.00 per common unit would cause the net proceeds from the offering, after deducting underwriting discounts, to increase or decrease by $      million, and would result in a corresponding increase or decrease in the amount paid to the Fund as partial consideration for the Partnership Properties contributed to us.

CAPITALIZATION

The following table shows:

•	the historical capitalization of our predecessor as of June 30, 2010; and

•	our pro forma capitalization as of June 30, 2010, adjusted to reflect the issuance and sale of common units to the public at an assumed initial offering price of $ per common unit (the midpoint of the price range set forth on the cover of this prospectus), the other formation transactions described under “Prospectus Summary — Formation Transactions and Partnership Structure,” and the application of the net proceeds from this offering as described under “Use of Proceeds.”

We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, the historical and unaudited pro forma financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” For a description of the pro forma adjustments, please read our Unaudited Pro Forma Condensed Financial Statements.

	As of June 30, 2010
	Our
	Predecessor	Pro Forma
	Historical	QR Energy, LP
	(in thousands)

Long-term debt(1)	$547,668	$
Noncontrolling interest in consolidated subsidiaries	489,761
Partners’ capital/net equity:
Common units held by purchasers in this offering	—
Common units held by the Fund	16,903
Subordinated units held by the Fund	—
General partner interest	169

Total partners’ capital/net equity(2)	17,072

Total capitalization	$1,054,501	$

(1)	We intend to enter into a $500 million credit facility, approximately $ million of which will be available for borrowing upon the completion of the transactions described under “Prospectus Summary — Formation Transactions and Partnership Structure.”

(2)	A $1.00 increase or decrease in the assumed initial offering price per common unit would increase or decrease, respectively, the net proceeds by approximately $ million, and would result in a corresponding increase or decrease in proceeds to be used as partial consideration for the Partnership Properties contributed to us by the Fund, and would change our total partners’ capital by approximately $ , assuming the number of common units offered by us, as set forth on the cover page of this prospectus, remains the same.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the net tangible book value per unit after this offering. Net tangible book value is our total tangible assets less total liabilities. Assuming an initial offering price of $      per common unit (the midpoint of the price range set forth on the cover of this prospectus), on a pro forma as adjusted basis as of June 30, 2010, after giving effect to the transactions described under “Prospectus Summary — Formation Transactions and Partnership Structure”, including this offering of common units and the application of the related net proceeds, our net tangible book value was $      million, or $      per unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for accounting purposes, as illustrated in the following table:

Assumed initial offering price per common unit		$
Pro forma as adjusted net tangible book value per unit before this offering(1)	$

Increase in net tangible book value per unit attributable to purchasers in this offering
Less: Pro forma as adjusted net tangible book value per unit after this offering(2)

Immediate dilution in net tangible book value per unit to purchasers in this offering(3)(4)		$

(1)	Determined by dividing the pro forma as adjusted net tangible book value of our net assets by the number of units ( common units, subordinated units to be issued to the Fund as partial consideration for their contribution of the Partnership Properties to us and the issuance of general partner units) to be issued to our general partner.

(2)	Determined by dividing our pro forma as adjusted net tangible book value, after giving effect to the application of the expected net proceeds of this offering, by the total number of units to be outstanding after this offering ( common units, subordinated units and general partner units).

(3)	If the assumed initial offering price were to increase or decrease by $1.00 per common unit, then dilution in pro forma as adjusted net tangible book value per unit would equal $ or $ , respectively.

(4)	Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters’ option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in the offering due to any such exercise of the underwriters’ option to purchase additional common units.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates, including the Fund, in respect of their units and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus:

	Units Acquired			Total Consideration
	Number	Percent		$	Percent
(in millions)

General partner and its affiliates(1)(2)			%	$		%
Purchasers in this offering(3)			%			%

Total		100%			$100%

(1)	Upon the consummation of the transactions contemplated by this prospectus, and assuming the underwriters do not exercise their option to purchase additional common units, our general partner, its owners and their affiliates will own common units, subordinated units and general partner units.

(2)	The assets contributed by affiliates of our general partner were recorded at historical cost in accordance with GAAP. Total consideration provided by affiliates of our general partner is equal to the net tangible book value of such assets as of June 30, 2010.

(3)	Total consideration is after deducting underwriting discounts and estimated offering expenses.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with specific assumptions included in this section. For more detailed information regarding the factors and assumptions upon which our cash distribution policy is based, please read “— Adjusted EBITDA for the Twelve Months Ending December 31, 2011” below. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical and unaudited pro forma operating results, you should refer to the unaudited historical consolidated financial statements of our predecessor for the six months ended June 30, 2010, the audited historical consolidated financial statements of our predecessor for the period from January 1, 2007 to December 31, 2009, and our unaudited pro forma condensed financial statements for the year ended December 31, 2009 and the six months ended June 30, 2010 included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy

Our partnership agreement requires us to distribute all of our available cash on a quarterly basis. Our available cash is our cash on hand at the end of a quarter after the payment of our expenses and the establishment of reserves for future capital expenditures and operational needs, including cash from working capital borrowings. We intend to fund a portion of our capital expenditures with additional borrowings or issuances of additional units. We may also borrow to make distributions to unitholders, for example, in circumstances where we believe that the distribution level is sustainable over the long term, but short-term factors have caused available cash from operations to be insufficient to pay the distribution at the current level. Our cash distribution policy reflects a basic judgment that our unitholders will be better served by us distributing our available cash, after expenses and reserves, rather than retaining it. Also, because we are not subject to an entity-level federal income tax, we have more cash to distribute to our unitholders than would be the case if we were subject to federal income tax.

Restrictions and Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•	Our cash distribution policy may be subject to restrictions on distributions under our new credit facility or other debt agreements that we may enter into in the future. Specifically, we anticipate that the agreement related to our new credit facility will contain material financial tests and covenants that we must satisfy. These financial ratios and covenants are described under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Pro Forma Liquidity and Capital Resources — New Credit Facility.” Should we be unable to satisfy these restrictions, or if a default occurs under our new credit facility, we would be prohibited from making cash distributions to our unitholders notwithstanding our stated cash distribution policy.

•	Our general partner will have the authority to establish reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of those reserves could result in a reduction in cash distributions to our unitholders from levels we currently anticipate under our stated distribution policy. Any determination to establish reserves made by our general partner in good faith will be binding on the unitholders. We intend to reserve a portion of our cash generated from operations to fund our exploitation and development capital expenditures. Over a longer period of time, if our general partner does not set aside sufficient cash reserves or make sufficient cash expenditures to maintain our asset base, we will be unable to pay the minimum quarterly distribution from cash generated from operations and would therefore expect to reduce our distributions. If our asset base decreases and we do not reduce our distributions, a portion of the distributions may be considered a return of part of our unitholders’ investment in us as opposed to a return on our unitholders’ investment.

•	Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions contained therein, may be amended. Our partnership agreement generally may not be amended during the subordination period without the approval of our public common unitholders. However, our partnership agreement can be amended with the consent of our general partner and the approval of the holders of a majority of the outstanding common units (including common units held by the Fund and its affiliates) after the subordination period has ended. At the closing of this offering, affiliates of the Fund and Quantum Energy Partners will own our general partner and, through ownership of the general partner of the Fund, will control the voting of an aggregate of approximately % of our outstanding common units held by the Fund and all of our subordinated units, and will have the ability to amend our partnership agreement without the approval of any other unitholder once the subordination period ends.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement, our new credit facility and any other debt agreements we may enter into in the future.

•	Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to a number of factors, including reductions in commodity prices, reductions in our oil and natural gas production, increases in our general and administrative expenses, principal and interest payments on our outstanding debt, tax expenses, working capital requirements and anticipated cash needs. For a discussion of additional factors that may affect our ability to pay distributions, please read “Risk Factors.”

•	If and to the extent our cash available for distribution materially declines, we may reduce our quarterly distribution in order to service or repay our debt or fund growth capital expenditures.

•	All available cash distributed by us on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of this offering equals the cumulative operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. We anticipate that distributions from operating surplus will generally not represent a return of capital. However, operating surplus, as defined in our partnership agreement, includes certain components, including a $ million cash basket and working capital borrowings, that represent non-operating sources of cash. Accordingly, it is possible that return of capital distributions could be made from operating surplus. Any cash distributed by us in excess of operating surplus will be deemed to be capital surplus under our partnership agreement. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is similar to a return of capital. We do not anticipate that we will make any distributions from capital surplus.

Our Ability to Grow Depends on Our Ability to Access External Growth Capital

Our partnership agreement requires us to distribute all of our available cash to unitholders. As a result, we expect that we will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, rather than cash reserves established by our general partner, to fund our growth capital expenditures. To the extent we are unable to finance our growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand their ongoing operations. To the extent we issue additional units in connection with any growth capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our quarterly per unit distribution level. There are no limitations in our partnership agreement or our new credit facility on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which in turn may impact the available cash that we have to distribute to our unitholders.

Our Minimum Quarterly Distribution

Upon completion of this offering, the board of directors of our general partner will establish a minimum quarterly distribution of $      per unit per whole quarter, or $      per unit per year, to be paid no later than 45 days after the end of each fiscal quarter beginning with the quarter ending March 31, 2011. This equates to an aggregate cash distribution of approximately $      million per quarter or $      million per year, in each case based on the number of common units, subordinated units and general partner units outstanding immediately after completion of this offering. The number of outstanding common, subordinated and general partner units on which we have based such belief does not include any common units that may be issued under the long-term incentive plan that our general partner is expected to adopt prior to the closing of this offering. To the extent the underwriters exercise their option to purchase additional common units, the number of units purchased by the underwriters pursuant to such exercise will be issued to the public, and the remaining common units subject to the option, if any, will be issued to the Fund at the expiration of the option period. Accordingly, the exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Our ability to make cash distributions at the minimum quarterly distribution will be subject to the factors described above under the caption “— General — Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.”

As of the date of this offering, our general partner will be entitled to 0.1% of all distributions of available cash that we make prior to our liquidation. Our general partner’s initial 0.1% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its initial 0.1% general partner interest. Our general partner is not obligated to contribute a proportionate amount of capital to us to maintain its current general partner interest.

The table below sets forth the assumed number of outstanding common, subordinated and general partner units upon the closing of this offering and the aggregate distribution amounts payable on such units during the year following the closing of this offering at our minimum quarterly distribution of $      per unit per quarter, or $      per unit on an annualized basis. These amounts do not reflect any common units that may be issued under the long-term incentive plan that our general partner is expected to adopt prior to the closing of this offering or Class B units that may be issued in the future to our general partner pursuant to the conversion of the management incentive fee.

	Number of	Minimum Quarterly Distribution
	Units	One Quarter	Four Quarters

Common units held by purchasers in this offering(1)(2)		$	$
Common units held by the Fund and its affiliates(1)(2)		$	$
Subordinated units		$	$
General partner units		$	$

Total		$	$

(1)	Assumes the underwriters do not exercise their option to purchase additional common units. If the underwriters do not exercise their option to purchase additional common units, we will issue common units to the Fund at the expiration of the option. To the extent the underwriters exercise their option to purchase additional common units, the number of units purchased by the underwriters pursuant to such exercise will be issued to the public, and the remainder, if any, will be issued to the Fund at the expiration of the option period. Accordingly, the exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units.

(2)	Does not include any common units that may be issued under the long-term incentive plan that our general partner is expected to adopt prior to the closing of this offering.

If the minimum quarterly distribution on our common units is not paid with respect to any quarter, the common unitholders and Class B unitholders, if any, will not be entitled to receive such payments in the future except that, during the subordination period, to the extent we distribute cash in any future quarter in excess of the amount necessary to make cash distributions at the minimum quarterly distribution to holders of our common units, we will use this excess cash to pay any of these arrearages related to prior quarters before any cash distribution is made to holders of subordinated units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions and the Management Incentive Fee — Subordination Period.”

We do not have a legal obligation to pay the minimum quarterly distribution or distributions at any other rate except as provided in our partnership agreement. Our distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly. Under our partnership agreement, available cash is defined to generally mean, for each fiscal quarter, cash generated from our business in excess of expenses and the amount of reserves our general partner determines is necessary or appropriate to provide for the prudent conduct of our business (including payments to our general partner for reimbursement of expenses it incurs on our behalf and payment of any portion of the management incentive fee to the extent due), to comply with applicable law, any of our debt instruments or other agreements or to provide for future distributions to our unitholders for any one or more of the upcoming four quarters.

Our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by our partnership agreement, the Delaware limited partnership statute or any other law, rule or regulation or imposed at equity. Holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above; however, our partnership agreement provides that our general partner is entitled to make the determinations described above without regard to any standard other than the requirement to act in good faith. Our partnership agreement provides that, in order for a determination by our general partner to be made in “good faith,” our general partner must believe that the determination is in our best interests.

Our cash distribution policy, as expressed in our partnership agreement, may not be modified or repealed without amending our partnership agreement. The actual amount of our cash distributions for any quarter is subject to fluctuation based on the amount of cash we generate from our business and the amount of reserves our general partner establishes in accordance with our partnership agreement as described above. Our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended by a vote of the holders of a majority of our common units. At the closing of this offering, affiliates of the Fund and Quantum Energy Partners will own our general partner and, through ownership of the general partner of the Fund, will control an aggregate of approximately     % of our outstanding common units held by the Fund and all of our subordinated units. The owners of our general partner also control the Fund, and so they will have the ability to amend our partnership agreement without the approval of any other unitholders once the subordination period ends.

We will pay our distributions on or about the 15th of each of February, May, August and November to holders of record on or about the 1st day of each such month. If the distribution date does not fall on a business day, we will make the distribution on the business day immediately preceding the indicated distribution date. For our initial quarterly distribution, we will adjust the quarterly distribution for the period from the closing of this offering through December 31, 2010 based on the actual length of the period. We expect to pay this initial quarterly cash distribution on or before February 15, 2011.

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our minimum quarterly distribution of $      per unit each quarter for the four quarters of the fiscal year ending December 31, 2011. In those sections, we present two tables, consisting of:

•	“Unaudited Pro Forma Available Cash,” in which we present the amount of cash we would have had available for distribution to our unitholders and our general partner for the year ended December 31, 2009 and the twelve months ended June 30, 2010, based on our unaudited pro forma financial statements. Our calculation of unaudited pro forma available cash in this table should only be viewed as a general indication of the amount of available cash that we might have generated had the transactions contemplated in this prospectus occurred in an earlier period.

•	“Estimated Cash Available for Distribution,” in which we demonstrate our ability to generate the minimum Adjusted EBITDA necessary for us to have sufficient cash available for distribution to pay the full minimum quarterly distribution on all the outstanding units, including our general partner units, for the twelve months ending December 31, 2011.

Unaudited Pro Forma Available Cash for the Year Ended December 31, 2009 and
the Twelve Months Ended June 30, 2010

If we had completed the formation transactions contemplated in this prospectus and the acquisition of all of the Partnership Properties on January 1, 2009, our unaudited pro forma available cash for the year ended December 31, 2009 would have been approximately $52.8 million. This amount would not have been sufficient to make a cash distribution for the year ended December 31, 2009 at the minimum quarterly distribution of $      per unit per quarter (or $      per unit on an annualized basis) on all of the common units, subordinated units and general partner units. Specifically, this amount would only have been sufficient to make a cash distribution of $      per unit per quarter (or $      per unit on an annualized basis) on all of the common and general partner units, or only approximately     % of the minimum quarterly distribution, and a cash distribution of $        per unit per quarter (or $        per unit on an annualized basis) on all of the subordinated units, or only approximately     % of the minimum quarterly distribution. The number of outstanding common, subordinated and general partner units on which we have based such belief does not include any common units that may be issued under the long-term incentive plan that our general partner is expected to adopt prior to the closing of this offering.

If we had completed the transactions contemplated in this prospectus and the acquisition of all of our properties on July 1, 2009, our unaudited pro forma available cash for the twelve months ended June 30, 2010 would have been approximately $51.0 million. This amount would not have been sufficient to make a cash distribution for the twelve months ended June 30, 2010 at the minimum quarterly distribution of $      per unit per quarter (or $      per unit on an annualized basis) on all of the common units, subordinated units, and general partner units. Specifically, this amount would only have been sufficient to make a cash distribution of $      per unit per quarter (or $      per unit on an annualized basis) on all of the common and general partner units, or only approximately     % of the minimum quarterly distribution, and a cash distribution of $        per unit per quarter (or $        per unit on an annualized basis) on all of the subordinated units, or only approximately     % of the minimum quarterly distribution. The number of outstanding common, subordinated and general partner units on which we have based such belief does not include any common units that may be issued under the long-term incentive plan that our general partner is expected to adopt prior to the closing of this offering.

Unaudited pro forma available cash gives effect on a pro forma basis to the administrative services fee our general partner will pay to Quantum Resources Management pursuant to the service agreement with our general partner. The administrative service fee is a quarterly fee equal to 3.5% of our Adjusted EBITDA generated during the preceding quarter, calculated prior to the payment of the fee.

We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had the transactions contemplated in this prospectus and the acquisition of all of our properties actually been completed as of the dates presented. In addition, cash available to pay distributions is primarily a cash accounting concept, while our unaudited pro forma financial statements have been prepared on an accrual basis. As a result, you should view the amount of unaudited pro forma available cash only as a general indication of the amount of cash available to pay distributions that we might have generated had we been formed in an earlier period.

The following table illustrates, on an unaudited pro forma basis, for the year ended December 31, 2009 and the twelve months ended June 30, 2010, the amount of available cash that would have been available for distribution to our unitholders, assuming that the formation transactions, the acquisition of all of the Partnership Properties and this offering had been consummated on January 1, 2009 and July 1, 2009, respectively. Each of the pro forma adjustments presented below is explained in the footnotes to such adjustments.

QR Energy, LP

Unaudited Pro Forma Cash Available for Distribution

	Pro Forma
	Year Ended		Twelve Months Ended
	December 31, 2009		June 30, 2010
	(in thousands, except per unit data)

Net income (loss)		$(60,656)		$18,997
Plus:
Interest expense (including amortization of debt issuance costs)		7,688		7,688
Interest (income)		—		—
Unrealized losses (gains) on derivative contracts		70,477		6,010
Depletion, depreciation and amortization		29,012		28,472
Accretion of asset retirement obligations		524		602
Impairment of long-lived assets		17,951		—
General and administrative expense in excess of the administrative services fee(1)		8,599		10,042

Adjusted EBITDA(1)(2)		$73,595		$71,811
Less:
Cash interest expense(3)		6,409		6,409
Estimated average maintenance capital expenditures(4)		14,400		14,400

Available cash(1)		$52,786		$51,002

Annualized distributions per unit	$		$
Estimated annual cash distributions:
Distributions on common units held by purchasers in this offering	$		$
Distributions on common units held by affiliates of the Fund
Distributions on subordinated units
Distributions on general partner units

Total estimated annual cash distributions	$		$

(Shortfall)	$		$

(1)	On a pro forma basis, we estimate that the general and administrative expenses that would have been allocated to us under GAAP would have been $14.5 million for each of the year ended December 31, 2010 and the twelve months ended June 30, 2010, which was calculated by annualizing our pro forma general and administrative expenses of $7.3 million for the six months ended June 30, 2010. Under our general partner’s services agreement, from the closing of this offering through December 31, 2012, Quantum Resources Management will be entitled to a quarterly administrative services fee equal to 3.5% of the Adjusted EBITDA generated by us during the preceding quarter, calculated prior to the payment of the fee. Such amount is estimated to be approximately $2.7 million and $2.6 million for the year ended December 31, 2009 and the twelve months ended June 30, 2010, respectively. While the fee is calculated based upon the Adjusted EBITDA from the previous quarter, the amounts provided above are calculated for current periods for illustrative purposes. After December 31, 2012, our general partner will reimburse Quantum Resource Management under the services agreement for all general and administrative expenses allocated by Quantum Resources Management to us, and we will reimburse our general partner for such amounts. This amount does not include all general and administrative expense that will be incurred by us or on our behalf. Such additional costs that are paid by the Fund on our behalf will be treated as a non-cash expense to us and recorded as a capital contribution. For example, if we were required to pay in cash the full amount of such additional costs, our pro forma Adjusted EBITDA and available cash would each be reduced by a corresponding amount.

(2)	We define Adjusted EBITDA as net income plus interest expense, unrealized losses on derivative contracts, depletion, depreciation and amortization, accretion of asset retirement obligations, impairments, and general administrative expenses that are allocated to us in accordance with GAAP in excess of the administrative services fee paid by our general partner and reimbursed by us, less interest income and unrealized gains on derivative contracts. We have provided Adjusted EBITDA in this prospectus because we believe it provides investors with additional information to measure our liquidity. Adjusted EBITDA is not a presentation made in accordance with GAAP. Because Adjusted EBITDA excludes some, but not all, items that affect net income and is defined differently by different companies in our industry, our definition of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA has important limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Please read “Prospectus Summary — Summary Historical and Pro Forma Financial Data.”

(3)	In connection with this offering, we intend to enter into a new $500 million credit agreement under which we expect to incur approximately $225 million of borrowings upon the closing of this offering. The pro forma cash interest expense is based on $225 million of borrowings at an assumed weighted-average rate of 2.85%.

(4)	Historically, our predecessor did not make a distinction between maintenance and growth capital expenditures. For purposes of the presentation of Partnership Unaudited Pro Forma Cash Available for Distribution, we have estimated that approximately $14.4 million of our predecessor’s capital expenditures were maintenance capital expenditures for the Partnership Properties for each of the respective periods, which reflects our estimate of the average annual maintenance capital expenditures necessary to maintain our production through 2015 based on the 2011 forecasted production level of 5.0 MBoe/d based on our reserve report dated June 30, 2010.

Estimated Adjusted EBITDA for the Twelve Months Ending December 31, 2011

Based upon the assumptions and considerations set forth in the table below, to fund distributions to our unitholders at our minimum quarterly distribution of $      per common, subordinated and general partner unit, or $           million in the aggregate, for the twelve months ending December 31, 2011, our Adjusted EBITDA for the twelve months ending December 31, 2011 must be at least $      million. This estimated Adjusted EBITDA should not be viewed as management’s projection of the actual amount of Adjusted EBITDA that we will generate during the twelve month period ending December 31, 2011. The number of outstanding common, subordinated and general partner units on which we have based such belief does not include any common units that may be issued under the long-term incentive plan that our general partner is expected to adopt prior to the closing of this offering.

We believe that we will be able to generate this estimated Adjusted EBITDA based on the assumptions set forth in “— Assumptions and Considerations.” We can give you no assurance, however, that we will generate this amount of estimated Adjusted EBITDA. There will likely be differences between our estimated Adjusted EBITDA and our actual results, and those differences could be material. If we fail to generate the estimated Adjusted EBITDA contained in our forecast, we may not be able to pay the minimum quarterly distribution on our common units.

Management has prepared the prospective financial information that is the basis of our estimated Adjusted EBITDA below to substantiate our belief that we will have sufficient Adjusted EBITDA to pay the minimum quarterly distribution to all our common unitholders, subordinated unitholders and our general partner units for the twelve months ending December 31, 2011. This prospective financial information is a forward-looking statement and should be read together with the historical and unaudited pro forma financial statements and the accompanying notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” This prospective financial information was not prepared with a view toward complying with the published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the assumptions and considerations on which we base our belief that we can generate sufficient Adjusted EBITDA to pay the minimum quarterly distribution to all of our common unitholders and subordinated unitholders, as well as in respect of the general partner units, for the twelve months ending December 31, 2011. However, this prospective financial information is not fact and should not be relied upon as being necessarily indicative of our actual results of operations, and readers of this prospectus are cautioned not to place undue reliance on this prospective financial information. Please read “— Assumptions and Considerations.”

The prospective financial information included in this prospectus has been prepared by, and is the responsibility of, our management. Neither PricewaterhouseCoopers LLP nor KPMG LLP has compiled or performed any procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP and KPMG LLP do not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report and the KPMG LLP report included in the registration statement relate to our predecessor’s historical financial information. Those reports do not extend to the prospective financial information and should not be read to do so.

When considering this prospective financial information, you should keep in mind the risk factors and other cautionary statements under “Risk Factors.” Any of the risks discussed in this prospectus, to the extent they are realized, could cause our actual results of operations to vary significantly from those that would enable us to generate the estimated Adjusted EBITDA sufficient to pay the minimum quarterly distributions to holders of our common, subordinated and general partner units for the twelve months ending December 31, 2011.

We do not undertake any obligation to release publicly the results of any future revisions we may make to this prospective financial information or to update this prospective financial information to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this information.

As a result of the factors described in “— Our Estimated Adjusted EBITDA” and in the footnotes to the table in that section, we believe we will be able to pay cash distributions at the minimum quarterly distribution of $      per unit on all outstanding common, subordinated and general partner units for each full calendar quarter in the year ending December 31, 2011. The number of outstanding common units on which we have based such belief does not include any common units that may be issued under the long-term incentive plan that our general partner is expected to adopt prior to the closing of this offering.

Our Estimated Adjusted EBITDA

To pay the minimum quarterly distribution to our unitholders of $      per unit per quarter over the four full calendar quarters ending December 31, 2011, our cumulative available cash to pay distributions must be at least approximately $      million over that period. We have calculated that the amount of estimated Adjusted EBITDA for the twelve months ending December 31, 2011 that will be necessary to generate cash available to pay aggregate distributions of approximately $      million over that period is approximately $      million. Adjusted EBITDA should not be considered an alternative to net income, income before income taxes, cash flows from operating activities or any other measure calculated in accordance with GAAP.

Adjusted EBITDA is a significant financial metric that will be used by our management to indicate (prior to the establishment of any reserves by the board of directors of our general partner) the cash distributions we expect to pay to our unitholders. Specifically, we intend to use this financial measure to assist us in determining whether we are generating operating cash flow at a level that can sustain or support an increase in our quarterly distribution rates. As used in this prospectus, the term “Adjusted EBITDA” means the sum of net income (loss) adjusted by the following to the extent included in calculating such net income (loss):

•	Plus:

•	Interest expense;

•	Depletion, depreciation and amortization;

•	Accretion of asset retirement obligations;

•	Unrealized losses on derivative contracts;

•	Impairments; and

•	General and administrative expenses that are allocated to us in accordance with GAAP in excess of our administrative services fee paid by our general partner and reimbursed by us.

•	Less:

•	Interest income; and

•	Unrealized gains on derivative contracts.

QR Energy, LP

Estimated Adjusted EBITDA

	Forecasted for
	Twelve Months Ending
	December 31, 2011
	($ in millions, except
	per unit amounts)

Operating revenue and realized derivative gains (losses)(1):		$115.3
Less:
Production expenses		21.8
Production and ad valorem taxes		6.3
General and administrative expenses(2)		14.5
Depletion, depreciation and amortization expense		24.3
Accretion of asset retirement obligations		0.7
Interest expense		8.3

Net income excluding unrealized derivative gains (losses)		$39.4
Adjustments to reconcile Net income excluding unrealized derivative gains (losses) to estimated Adjusted EBITDA:
Add:
Depletion, depreciation and amortization expense		$24.3
Accretion of asset retirement obligations		0.7
General and administrative expense in excess of the administrative service fee(2)		11.5
Interest expense		8.3

Estimated Adjusted EBITDA(2)(3)		$84.2
Adjustments to reconcile estimated Adjusted EBITDA to estimated cash available for distribution:
Less:
Cash interest expense		$7.3
Estimated average maintenance capital expenditures(4)		14.4

Estimated cash available for distribution(2)		$62.5
Annualized minimum quarterly distribution per common unit	$
Estimated annual cash distributions(5):
Distributions on common units held by purchasers in this offering	$
Distributions on common units held by affiliates of the Fund
Distributions on subordinated units
Distributions on general partner units

Total estimated annual cash distributions	$

Excess cash available for distribution(6)	$

Minimum estimated Adjusted EBITDA:
Estimated Adjusted EBITDA(2)(3)		$84.2
Less:
Excess cash available for distribution(6)

Minimum estimated Adjusted EBITDA	$

(1)	Includes the forecasted effect of cash settlements of derivative contracts. This amount does not include unrealized derivative gains (losses), as such amounts represent non-cash items and cannot be reasonably estimated in the forecast period.

(2)	We estimate that the general and administrative services allocated to us under GAAP will be $14.5 million for the year ending December 31, 2011, which was calculated by annualizing our pro forma general and administrative expense of $7.3 million for the six months ended June 30, 2010.

Under our general partner’s services agreement, from the closing of this offering through December 31, 2012, Quantum Resources Management will be entitled to a quarterly administrative services fee equal to 3.5% of the Adjusted EBITDA generated by us during the preceding quarter, calculated prior to the payment of the fee. Such amount is estimated to be approximately $3.0 million for the year ending December 31, 2011. This fee does not include all general and administrative expenses that will be incurred by us or on our behalf. Such additional costs that are paid by the Fund on our behalf will be treated as a non-cash expense to us and recorded as a capital contribution and have therefore been added back in the calculation of Adjusted EBITDA. After December 31, 2012, our general partner will be required to reimburse Quantum Resources Management (and we will reimburse our general partner) for all general and administrative costs that are incurred on our behalf. We expect that the manner in which Quantum Resources Management will allocate general and administrative costs to us after December 31, 2012 may differ from the manner in which such costs are allocated to us for GAAP purposes because we do not expect Quantum Resources Management to allocate to us any of the Fund’s general and administrative costs that are not applicable to our business. For example, if, in 2011, we were required to reimburse our general partner for its reimbursement of Quantum Resources Management for the full amount of the general and administrative costs allocated to us for GAAP purposes, our estimated Adjusted EBITDA and estimated cash available for distribution for the twelve months ending December 31, 2011 would each be reduced by approximately $11.5 million.

(3)	We define Adjusted EBITDA as: Net income, plus interest expense, unrealized losses on derivative contracts, depletion, depreciation and amortization, accretion of asset retirement obligations, impairments, and general and administrative expenses that are allocated to us in accordance with GAAP in excess of the administrative services fee paid by our general partner and reimbursed by us, less interest income and unrealized gains on derivative contracts. We have provided Adjusted EBITDA in this prospectus because we believe it provides investors with additional information to measure our liquidity. Adjusted EBITDA is not a presentation made in accordance with GAAP. Because Adjusted EBITDA excludes some, but not all, items that affect net income and is defined differently by different companies in our industry, our definition of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA has important limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Please read “Prospectus Summary — Summary Historical and Pro Forma Financial Data.”

(4)	In calculating the estimated cash available for distribution, we have included our estimated maintenance capital expenditures for the year ending December 31, 2011. We expect to incur approximately $5.9 million of capital expenditures for the twelve months ending December 31, 2011 based on our reserve report dated June 30, 2010, but will reserve an additional $8.5 million to sustain the productive life of our assets. Based on our reserve report dated June 30, 2010, over the five-year period ending December 31, 2015, we expect that our annual maintenance capital expenditures will average approximately $14.4 million.

(5)	The number of outstanding common units assumed herein does not include any common units that may be issued under the long-term incentive plan that our general partner is expected to adopt prior to the closing of this offering.

(6)	We plan to retain any excess cash for general partnership purposes.

Assumptions and Considerations

Based upon the specific assumptions outlined below with respect to the twelve months ending December 31, 2011, we expect to generate estimated Adjusted EBITDA sufficient to establish reserves for capital expenditures and to pay the minimum quarterly distribution on all common, subordinated and general partner units for the twelve months ending December 31, 2011.

While we believe that these assumptions are reasonable in light of management’s current expectations concerning future events, the estimates underlying these assumptions are inherently uncertain and are subject to significant business, economic, regulatory, environmental and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. If our assumptions do not materialize, the amount of actual cash available to pay distributions could be substantially less than the amount we currently estimate and could, therefore, be insufficient to permit us to pay quarterly cash distributions equal to our minimum quarterly distribution (absent borrowings under our new revolving credit facility), or any amount, on all common, subordinated and general partner units, in which event the market price of our common units may decline substantially. We are unlikely to be able to sustain our minimum quarterly distribution without making acquisitions or other capital expenditures that maintain our asset base. Over a longer period of time, if we do not set aside sufficient cash reserves or make sufficient cash expenditures to maintain our asset base, we will be unable to pay distributions at the then-current level from cash generated from operations and would therefore expect to reduce our distributions. In addition, decreases in commodity prices from current levels will adversely affect our ability to pay distributions. When reading this section, you should keep in mind the risk factors and other cautionary statements described under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” Any of the risks discussed in this prospectus could cause our actual results to vary significantly from our estimates.

Operations and Revenue

Production.  The following table sets forth information regarding net production of oil and natural gas on a pro forma basis for the year ended December 31, 2009, twelve months ended June 30, 2010 and on a forecasted basis for the year ending December 31, 2011:

		Pro Forma
	Pro Forma	Twelve Months	Forecasted
	Year Ended	Ended	Year Ending
	December 31, 2009	June 30, 2010	December 31, 2011

Annual production(1):
Oil (MBbl)	931	954	1,036
Natural gas (MMcf)	5,151	4,758	4,000
NGLs (MBbl)	137	144	117

Total (MBoe)	1,927	1,891	1,820
Average net production:
Oil (Bbl/d)	2,551	2,614	2,838
Natural gas (Mcf/d)	14,113	13,036	10,959
NGLs (Bbl/d)	377	395	321

Total (Boe/d)	5,280	5,182	4,986

(1)	In order to approximate the effect of our 8.05% overriding oil royalty interest for the pro forma and forecasted periods, we have included 8.05% of the oil production from the Fund’s 92% working interest in the Jay Field during those periods, or 38.4 MBbls of oil for the twelve months ended June 30, 2010 and 0.7 MBbls of oil for the year ended December 31, 2009 due to the shut-in of the Jay Field during that period. In addition, we have included 8.05% of the estimated forecasted oil production from the Fund’s 92% working interest in the Jay Field for the year ending December 31, 2011, or 110.2 MBbls of oil based on our reserve report dated June 30, 2010. For more information regarding our overriding oil royalty interest in the Jay Field, please read “Business and Properties — Summary of Oil and Natural Gas Properties and Projects — The Gulf Coast Area — Overriding Oil Royalty Interest in Jay Field.”

We estimate that our oil and natural gas production for the year ending December 31, 2011 will be 1.8 MMBoe as compared to 1.9 MMBoe on a pro forma basis for each of the years ended December 31,

2009 and twelve months ended June 30, 2010. The forecast reflects an 8% annualized natural production decline that is offset by the production growth resulting from the total maintenance capital expenditures during the twelve months ending December 31, 2011 of $5.9 million. We intend to maintain our forecasted 2011 production level of 5.0 MBoe/d over the long term with cash generated from operations.

Prices.  The table below illustrates the relationship between average oil and natural gas realized sales prices and the average NYMEX prices on a pro forma basis for the year ended December 31, 2009 and the twelve months ended June 30, 2010 and our forecast for the year ending December 31, 2011:

		Pro Forma
	Pro Forma	Twelve Months	Forecasted
	Year Ended	Ended	Year Ending
	December 31, 2009	June 30, 2010	December 31, 2011

Average oil sales prices:
NYMEX-WTI oil price per Bbl	$61.80	$75.31	$82.23
Differential to NYMEX-WTI oil per Bbl	$(5.39)	$(4.29)	$(4.25)
Realized oil sales price per Bbl (excluding cash settlements of derivatives)	$56.41	$71.02	$77.98
Realized oil sales price per Bbl (including cash settlements of derivatives)(1)(2)	$56.41	$71.02	$80.15
Average natural gas sales prices:
NYMEX-Henry Hub natural gas price per MMBtu	$3.99	$4.25	$4.74
Differential to NYMEX-Henry Hub natural gas	$(0.15)	$0.17	$(0.21)
Realized natural gas sales price per Mcf (excluding cash settlements of derivatives)	$3.84	$4.42	$4.53
Realized natural gas sales price per Mcf (including cash settlements of derivatives)(1)(2)	$3.84	$4.42	$6.65
Average natural gas liquids sales prices:
NYMEX-WTI oil price per Bbl	$61.80	$75.31	$82.23
Differential to NYMEX-WTI oil price per Bbl	$(28.49)	$(33.15)	$(33.94)
Realized natural gas liquids sales price per Bbl (excluding cash settlements of derivatives)(1)(2)	$33.31	$42.16	$48.29
Realized natural gas liquids sales price per Bbl (including cash settlements of derivatives)(1)(2)	$33.31	$42.16	$48.29

Total combined price (per Boe, excluding cash settlements of derivatives)	$39.91	$49.51	$57.45
Total combined price (per Boe, including cash settlements of derivatives)(1)(2)	$39.91	$49.51	$63.34

(1)	Average NYMEX futures prices for 2011 as reported on September 9, 2010. For a description of the effect of lower spot prices on cash available for distribution, please read “— Sensitivity Analysis — Commodity Price Changes.”

(2)	Our pro forma realized prices do not include gains or losses on derivative contracts. Because the derivative contracts to be contributed to us have been commingled with the properties retained by our predecessor, the historical information associated with these derivative contracts is not available by product type. Accordingly, we have omitted the effects of derivative contracts from our pro forma average sales prices per Bbl and Mcf above. After contribution of certain derivative contracts by the

Fund at the closing of this offering, we will have derivative contracts covering 81% of our forecasted oil and natural gas production for the year ending December 31, 2011.

Price Differentials.  As is typical in the oil and natural gas industry and as reflected in our reserve report dated June 30, 2010, we report our natural gas production and estimated reserves in Mcf, while we sell our natural gas production and enter into derivative contracts that measure natural gas in MMBtu, a measure of the heating capacity of natural gas. The following table presents the average Btu content for our natural gas production by operating area:

Operating Area	MMBtu per Mcf

Permian Basin	1.242
Ark-La-Tex	1.159
Mid-Continent	1.127
Gulf Coast	1.109
Weighted Average	1.163

To the extent the Btu content for our natural gas production is above 1.000 MMBtu per Mcf, we will receive a price premium relative to the NYMEX-Henry Hub price.

However, our natural gas production has historically sold at a negative basis differential from the NYMEX-Henry Hub price primarily due to the distance of the production attributable to our operating areas from the Henry Hub, which is located in Louisiana, and other location and transportation cost factors. In addition, our oil production, which consists of a combination of sweet and sour oil, typically sells at a discount to the NYMEX-WTI price due to quality and location differentials.

The adjustments we have made to reflect the basis differentials for our forecasted production during the twelve months ending December 31, 2011 are presented in the following table and shown per Bbl for oil and per MMBtu as well as per Mcf for natural gas, as reflected in our reserve report dated June 30, 2010:

	Oil	Natural Gas
Operating Area	Per Bbl	Per MMBtu	Per Mcf

Permian Basin	$(4.23)	$(0.01)	$0.51
Ark-La-Tex	$(3.41)	$(0.99)	$(0.39)
Mid-Continent	$(4.32)	$(1.21)	$(0.36)
Gulf Coast	$(5.33)	$(0.55)	$(0.02)
Weighted Average	$(4.25)	$(0.84)	$(0.21)

In addition, some of our pro forma production has transportation, gathering, and marketing charges deducted from the prices we realize. In the Permian Basin and Mid-Continent areas, most of these charges are inclusive in the net pricing received from the gathering and processing companies. In areas where firm transportation capacity is contracted separately from the counterparties purchasing the natural gas, an additional adjustment is made as a deduction. The Gulf Coast area currently incurs no such additional charges. The Ark-La-Tex area has these separate gathering and transportation charges that average approximately $0.19 per MMBtu or $0.22 per Mcf. The transportation costs are necessary to minimize risk of flow interruption to the markets.

Use of Derivative Contracts.  At the closing of this offering, the Fund expects to assign specific derivative contracts to us covering 1.4 MMBoe, or approximately 81%, of our forecasted total oil and natural gas production of 1.7 MMBoe for the year ending December 31, 2011. The assigned derivative contracts will consist of swap agreements against the NYMEX-WTI and NYMEX-Henry Hub prices for oil and natural gas, respectively. The table below shows the volumes and prices of our derivative contracts for the year ending December 31, 2011:

	Swaps
		Weighted
	Bbl	Average Price

Oil:
January 2011 — December 2011	816,300	$85.00
% of forecasted oil production	79%

		Weighted
	MMBtu	Average Price

Natural gas:
January 2011 — December 2011	3,350,070	$7.26
% of forecasted natural gas production	84%

Operating Revenues and Realized Derivative Gains.  The following table illustrates the primary components of operating revenues and realized derivative gains on a pro forma basis for the year ended December 31, 2009, the twelve months ended June 30, 2010 and on a forecasted basis for the year ending December 31, 2011:

		Pro Forma
	Pro Forma	Twelve Months	Forecasted
	Year Ended	Ended	Year Ending
	December 31, 2009	June 30, 2010	December 31, 2011
	($ in millions)

Oil:
Oil revenues	$52.5	$68.0	$80.8
Oil derivative contracts gain (loss)(1)			2.2

Total			$83.0
Natural gas:
Natural gas revenues	$19.8	$21.0	$18.1
Natural gas derivative contracts gain (loss)(1)			8.5

Total			$26.6
NGLs:
NGLs revenues	$4.6	$6.1	$5.7
NGLs derivative contracts gain (loss)(1)			—

Total			$5.7

Total:
Operating revenues	$76.9	$95.1	$104.6
Derivative contracts gain (loss)(1)	30.4	11.3	$10.7

Operating revenue and realized derivative gains	$107.3	$106.4	$115.3

(1)	Our pro forma realized prices do not include gains or losses on derivative contracts. Because the derivative contracts to be contributed to us have been commingled with the properties retained by our predecessor, the pro forma information associated with these derivative contracts is not available by product type. We have given effect to the expected assignment to us at the closing of this offering of derivative contracts covering 81% of our anticipated total forecasted production for the year ending December 31, 2011.

Capital Expenditures and Expenses

Capital Expenditures.  Our estimated cash reserves for maintenance capital expenditures for the year ending December 31, 2011 of $14.4 million represent our estimate of the average annual maintenance capital expenditures necessary to maintain our production through 2015 based on the 2011 forecasted production level of 5.0 MBoe/d based on our reserve report dated June 30, 2010.

We anticipate replacing declining production and reserves through the drilling and completing of wells on our undeveloped properties and through the acquisition of producing and non-producing oil and natural gas properties from the Fund and from third parties. We estimate that we will drill 76 gross (2 net) wells during the forecast period at an aggregate net cost of approximately $2.8 million. We also expect to spend approximately $3.1 million during 2011 on workovers, recompletions and other field-related costs. In addition, we will reserve an additional $8.5 million of capital expenditures during 2011 to sustain the productive life of our reserves. Although we may make acquisitions during the year ending December 31, 2011, our forecast period does not reflect any acquisitions, as we cannot assure you that we will be able to identify attractive properties or, if identified, that we will be able to negotiate acceptable purchase agreements.

Production Expenses.  The following table summarizes production expenses on an aggregate basis and on a per Boe basis for the year ended December 31, 2009 and twelve months ended June 30, 2010, pro forma, and on a forecasted basis for the year ending December 31, 2011:

		Pro Forma
	Pro Forma	Twelve Months	Forecasted
	Year Ended	Ended	Year Ending
	December 31, 2009	June 30, 2010	December 31, 2011
	($ in millions, except per unit amounts)

Production expenses	$23.8	$24.1	$21.8
Production expenses (per Boe)	$12.34	$12.74	$11.96

We estimate that our production expenses for the year ending December 31, 2011 will be approximately $21.8 million. On a pro forma basis, for the year ended December 31, 2009 and twelve months ended June 30, 2010, production expenses were $23.8 million and $24.1 million, respectively, with respect to the Partnership Properties. The decrease in forecasted production expenses is mainly a result of lower forecasted volumes during the forecast period compared to the pro forma year ended December 31, 2009 and twelve months ended June 30, 2010.

Production and Ad Valorem Taxes.  The following table summarizes production and ad valorem taxes before the effects of our derivative contracts on a pro forma basis for the year ended December 31, 2009 and twelve months ended June 30, 2010 and on a forecasted basis for the year ending December 31, 2011:

		Pro Forma
	Pro Forma	Twelve Months	Forecasted
	Year Ended	Ended	Year Ending
	December 31, 2009	June 30, 2010	December 31, 2011
	($ in millions)

Oil, natural gas and NGL revenues, excluding the effect of our derivative contracts	$76.9	$95.1	$104.6
Production and ad valorem taxes	$5.8	$6.4	$6.3
Production and ad valorem taxes as a percentage of revenue	8%	7%	6%

Our production taxes are calculated as a percentage of our oil, natural gas and NGL revenues, excluding the effects of our derivative contracts. In general, as prices and volumes increase, our production taxes increase. As prices and volumes decrease, our production taxes decrease. Additionally, production tax rates vary by state, and as revenues by state vary, our production taxes will increase or decrease. Ad valorem taxes are generally tied to the valuation of the oil and natural gas properties;

however, these valuations are reasonably correlated to revenues, excluding the effects of our derivative contracts. As a result we are forecasting our ad valorem taxes as a percent of revenues, excluding the effects of our derivative contracts. The decrease as a percentage of revenue is partially due to our overriding oil royalty interest in the Jay Field, which is not encumbered by costs, including production and ad valorem taxes.

General and Administrative Expenses.  We estimate that the general and administrative expenses allocated to us under GAAP for the year ending December 31, 2011 will be approximately $14.5 million, calculated based on the formula set forth in our general partner’s services agreement with Quantum Resources Management. Our total forecasted general and administrative expenses of $14.5 million for the year ending December 31, 2011 compares to approximately $11.3 million and $12.6 million, respectively, of pro forma general and administrative expenses for each of the year ended December 31, 2009 and the twelve months ended June 30, 2010. At the closing of this offering, our general partner will enter into a services agreement with Quantum Resources Management with respect to all general and administrative costs and services it incurs on our general partner’s and our behalf, including the $4.3 million of incremental expenses we expect to incur as a result of becoming a publicly traded partnership, $2.0 million of which are incremental expenses related to the hiring of additional accounting personnel. General and administrative expenses related to being a publicly traded partnership include expenses associated with annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; Sarbanes-Oxley compliance expenses; expenses associated with listing on the New York Stock Exchange; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; director and officer liability insurance costs and director compensation. Under the services agreement, Quantum Resources Management will be entitled to a quarterly administrative services fee in cash equal to 3.5% of the Adjusted EBITDA generated during the preceding quarter, calculated prior to the payment of the fee, in exchange for those services through December 31, 2012. The forecasted expense of $14.5 million includes an administrative services fee that represents only a portion of the actual total general and administrative expenses we would expect to incur absent our arrangement under our general partner’s services agreement with Quantum Resources Management. For the forecast period, we estimate that a fee of 3.5% of estimated Adjusted EBITDA for the year ending December 31, 2011, calculated prior to the payment of the fee, will be approximately $3.0 million. General and administrative expenses incurred by our general partner on our behalf that may be allocated to us under GAAP in excess of the administrative services fee paid to Quantum Resources Management will be non-cash items and have therefore been added back in the calculation of Adjusted EBITDA. After December 31, 2012, we will be required to reimburse our general partner for 100% of all general and administrative expenses allocated to us under the services agreement, which could be higher than the fee based on our Adjusted EBITDA under the services agreement for 2011 and 2012. If our general partner grants awards of bonuses and unit-based compensation to officers and employees in the future, those awards may adversely impact our cash available for distribution. However, we have made no assumptions with respect to these items in the forecast because our general partner has not yet made any determination as to the number of awards, the type of awards or when the awards would be granted. Awards of bonuses and unit-based compensation granted during the year ending December 31, 2011 are not subject to a maximum amount, except that unit-based awards are limited under our long term incentive plan.

Management Incentive Fee.  We have assumed for purposes of the forecast that no management incentive fee will be paid during the forecast period.

Depletion, Depreciation and Amortization Expense.  We estimate that our depletion, depreciation and amortization expense for the year ending December 31, 2011 will be approximately $24.3 million, as compared to $29.0 million and $28.5 million, respectively, on a pro forma basis for the year ending December 31, 2009 and for the twelve months ended June 30, 2010. The forecasted depletion of our oil and natural gas properties is based on the production estimates in our reserve report dated June 30, 2010. Our capitalized costs are calculated using the full cost method of accounting. For a detailed description of the full cost method of accounting, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates.”

Cash Interest Expense.  We estimate that at the closing of this offering we will borrow approximately $225 million in revolving debt under our new $500 million credit facility. We estimate that the borrowings will bear interest at a weighted average rate of approximately 3.2%. Based on these assumptions, we estimate that our cash interest expense for the year ending December 31, 2011 will be $7.3 million as compared to $6.4 million on a pro forma basis for each of the year ended December 31, 2009 and the twelve months ended June 30, 2010.

Regulatory, Industry and Economic Factors

Our forecast for the year ending December 31, 2011 is based on the following significant assumptions related to regulatory, industry and economic factors:

•	There will not be any new federal, state or local regulation of portions of the energy industry in which we operate, or an interpretation of existing regulation, that will be materially adverse to our business;

•	There will not be any major adverse change in commodity prices or the energy industry in general;

•	Market, insurance and overall economic conditions will not change substantially; and

•	We will not undertake any extraordinary transactions that would materially affect our cash flow.

Forecasted Distributions

We expect that aggregate quarterly distributions of available cash on our common units, subordinated units and general partner units for the year ending December 31, 2011 will be approximately $      million. Quarterly distributions of available cash will be paid within 45 days after the close of each calendar quarter.

While we believe that the assumptions we have used in preparing the estimates set forth above are reasonable based upon management’s current expectations concerning future events, they are inherently uncertain and are subject to significant business, economic regulatory and competitive risks and uncertainties, including those described in “Risk Factors,” that could cause actual results to differ materially from those we anticipate. If our assumptions are not realized, the actual available cash that we generate could be substantially less than the amount we currently estimate and could, therefore, be insufficient to permit us to pay the full minimum quarterly distribution or any amount on all our outstanding common, subordinated and general partner units in respect of the four calendar quarters ending December 31, 2011 or thereafter, in which event the market price of the common units may decline materially.

Sensitivity Analysis

Our ability to generate sufficient cash from operations to pay distributions to our unitholders is a function of two primary variables: (i) production volumes and (ii) commodity prices. In the paragraphs below, we discuss the impact that changes in either of these variables, while holding all other variables constant, would have on our ability to generate sufficient cash from our operations to pay the minimum quarterly distributions on our outstanding common units and subordinated units for the year ending December 31, 2011.

Production Volume Changes

The following table shows estimated Adjusted EBITDA under production levels of 90%, 100% and 110% of the production level we have forecasted for the year ending December 31, 2011. The estimated Adjusted EBITDA amounts shown below are based on the assumptions used in our forecast.

	Percentage of Forecasted Net Production
	90%		100%		110%
	($ in millions, except per unit amounts)

Forecasted net production:
Oil (MBbl)		932		1,036		1,140
Natural gas (MMcf)		3,600		4,000		4,400
NGLs (MBbl)		106		117		129

Total (MBoe)		1,638		1,820		2,002

Oil (Bbl/d)		2,554		2,838		3,123
Natural gas (Mcf/d)		9,863		10,959		12,055
NGLs (Bbl/d)		290		321		353

Total (Boe/d)		4,488		4,986		5,485

Forecasted prices:
NYMEX-WTI oil price (per Bbl)		$82.23		$82.23		$82.23
Realized oil price (per Bbl) (excluding derivatives)		$77.98		$77.98		$77.98
Realized oil price (per Bbl) (including derivatives)		$80.39		$80.15		$79.95

NYMEX-Henry Hub natural gas price (per MMBtu)		$4.74		$4.74		$4.74
Realized natural gas price (per Mcf) (excluding derivatives)		$4.53		$4.53		$4.53
Realized natural gas price (per Mcf) (including derivatives)		$6.88		$6.65		$6.45

NYMEX-WTI oil price (per Bbl)		$82.23		$82.23		$82.23
Realized natural gas liquids price (per Bbl) (excluding derivatives)		$48.29		$48.29		$48.29
Realized natural gas liquids price (per Bbl) (including derivatives)		$48.29		$48.29		$48.29

Forecasted Adjusted EBITDA projection:
Operating revenue		$94.1		$104.6		$115.0
Realized derivative gains (losses)		10.7		10.7		10.7

Total revenue and realized derivative gains (losses)		$104.8		$115.3		$125.7
Oil and natural gas production expenses		19.6		21.8		23.9
Production and ad valorem taxes		5.6		6.3		6.9
Administrative services fee		2.8		3.0		3.3

Estimated Adjusted EBITDA		$76.8		$84.2		$91.6
Minimum estimated Adjusted EBITDA	$		$		$
Excess cash available for distribution	$		$		$

Commodity Price Changes

The following table shows estimated Adjusted EBITDA under various assumed NYMEX-WTI oil and natural gas prices for the year ending December 31, 2011. For the year ending December 31, 2011, we have assumed that, at the closing of this offering, the Fund will contribute to us derivative contracts covering 1.4 MMBoe, or approximately 81% of our estimated total oil and natural gas production for the year ending December 31, 2011, at a fixed price of $85.00 per Bbl of oil and $7.26 per MMBtu of natural gas. In addition, the estimated Adjusted EBITDA amounts shown below are based on forecasted realized commodity prices that take into account our average NYMEX commodity price differential assumptions. We have assumed no changes in our production based on changes in prices.

	($ in millions, except per unit amounts)

NYMEX-Henry Hub natural gas price (per MMBtu):		$3.00		$4.00		$5.00		$6.00
NYMEX-WTI oil price (per Bbl):		$60.00		$70.00		$80.00		$90.00

Forecasted net production:
Oil (MBbl)		1,036		1,036		1,036		1,036
Natural gas (MMcf)		4,000		4,000		4,000		4,000
NGLs (MBbl)		117		117		117		117

Total (MBoe)		1,820		1,820		1,820		1,820
Oil (Bbl/d)		2,838		2,838		2,838		2,838
Natural gas (Mcf/d)		10,959		10,959		10,959		10,959
NGLs (Bbl/d)		321		321		321		321

Total (Boe/d)		4,986		4,986		4,986		4,986

Forecasted prices:
NYMEX-WTI oil price (per Bbl)		$60.00		$70.00		$80.00		$90.00
Realized oil price (per Bbl) (excluding derivatives)		$56.88		$66.36		$75.84		$85.32
Realized oil price (per Bbl) (including derivatives)		$76.58		$78.18		$79.78		$81.38

NYMEX-Henry Hub natural gas price (per MMBtu)		$3.00		$4.00		$5.00		$6.00
Realized natural gas price (per Mcf) (excluding derivatives)		$2.87		$3.83		$4.79		$5.74
Realized natural gas price (per Mcf) (including derivatives)		$6.44		$6.56		$6.68		$6.80

NYMEX-WTI oil price (per Bbl)		$60.00		$70.00		$80.00		$90.00
Realized natural gas liquids price (per Bbl) (excluding derivatives)		$35.24		$41.11		$46.99		$52.86
Realized natural gas liquids price (per Bbl) (including derivatives)		$35.24		$41.11		$46.99		$52.86

Forecasted Adjusted EBITDA projection:
Operating revenue		$74.5		$88.9		$103.2		$117.5
Realized derivative gains (losses)		34.7		23.2		11.7		0.1

Total revenue and realized derivative gains (losses)		$109.2		$112.0		$114.9		$117.7
Oil and natural gas production expenses		21.8		21.8		21.8		21.8
Production and ad valorem taxes		4.9		5.5		6.2		6.9
Administrative services fee		2.9		2.9		3.0		3.1

Estimated Adjusted EBITDA		$79.7		$81.8		$83.9		$86.0
Minimum estimated Adjusted EBITDA	$		$		$		$
Excess cash available for distribution	$		$		$		$

To address, in part, volatility in oil and natural gas prices, we have implemented a commodity price risk management program that is intended to reduce the volatility in our revenues due to short term changes in oil and natural gas prices. Under that program, we expect to enter into derivative contracts covering approximately 65% to 85% of our expected oil and natural gas production on a three-to-five year period on a rolling basis. Implementation of such policy will mitigate, but will not eliminate, our sensitivity to short term changes in prevailing natural gas prices.

As NYMEX oil and natural gas prices decline, our estimated Adjusted EBITDA does not decline proportionately for two reasons: (1) the effects of our derivative contracts and (2) production taxes, which are calculated as a percentage of our oil and natural gas revenues, excluding the effects of our derivative contracts, and which decrease as commodity prices decline. Furthermore, we have assumed no changes in estimated production or oil and natural gas operating costs during the year ending December 31, 2011. However, over the long term, a sustained decline in oil and natural gas prices would likely lead to a decline in production and oil and natural gas operating costs as well as a reduction in our realized oil and natural gas prices. Therefore, the foregoing table is not illustrative of all of the potential effects of changes in commodity prices for periods subsequent to December 31, 2011.

PROVISIONS OF OUR PARTNERSHIP AGREEMENT
RELATING TO CASH DISTRIBUTIONS AND THE MANAGEMENT INCENTIVE FEE

Our general partner, QRE GP, LLC, will be owned 50% by an entity controlled by Mr. Neugebauer and Mr. VanLoh and 50% by an entity controlled by Mr. Smith and Mr. Campbell, and consequently, Messrs. Neugebauer, VanLoh, Smith and Campbell are indirectly entitled to all or a significant portion of the distributions that we make in respect of our general partner units and the amounts we pay in respect of the management incentive fee to our general partner, subject to the terms of the limited liability company agreement of QRE GP, LLC.

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions and the management incentive fee.

Distributions of Available Cash

General

Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending December 31, 2010, we distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution payable in respect of the quarter ending December 31, 2010 for the period from the closing of the offering through December 31, 2010.

Definition of Available Cash

Available cash, for any quarter, consists of all cash and cash equivalents on hand at the end of that quarter:

•	less, the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for distributions to our unitholders (including our general partner) for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for subordinated units unless it determines that the establishment of reserves will not prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the next four quarters);

•	plus, if our general partner so determines, all or a portion of cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter.

Working capital borrowings are borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within twelve months from sources other than additional working capital borrowings.

Intent to Distribute the Minimum Quarterly Distribution

We intend to distribute to the holders of common, Class B, if any, and subordinated units on a quarterly basis at least the minimum quarterly distribution of $      per unit, or $      per unit on an annualized basis, to the extent we have sufficient cash from our operations after the establishment of cash reserves and payment of fees and expenses, including payments (or reserving for payment) of fees (including the management incentive fee, if any, then due) and expenses to our general partner and its affiliates. However, there is no guarantee that we will pay the minimum quarterly distribution on the units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

General Partner Interest and Management Incentive Fee

Initially, our general partner will be entitled to 0.1% of all quarterly distributions that we make after inception and prior to our liquidation. Our general partner’s 0.1% interest in us is represented by general partner units for allocation and distribution purposes. At the consummation of this offering, our general partner’s 0.1% interest in us will be represented by           general partner units. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us in exchange for additional general partner units to maintain its current general partner interest. Our general partner’s initial 0.1% interest in our distributions may be reduced if we issue additional limited partner units in the future (other than the issuance of common units upon exercise by the underwriters of their option to purchase additional common units, the issuance of common units upon conversion of outstanding Class B units or the issuance of common units upon conversion of outstanding subordinated units) and our general partner does not contribute a proportionate amount of capital to us in exchange for additional general partner units to maintain its 0.1% general partner interest.

For each quarter for which we have paid cash distributions that equaled or exceeded 115% of our minimum quarterly distribution (our “Target Distribution”), or $      per unit, our general partner will be entitled to a quarterly management incentive fee, payable in cash, equal to 0.25% of our management incentive fee base, which is an amount equal to the sum of (i) the future net revenue of our estimated proved oil and natural gas reserves, discounted to present value at 10% per annum and calculated based on SEC methodology, adjusted for our commodity derivative contracts, and (ii) the fair market value of our assets, other than our estimated oil and natural gas reserves and our commodity derivative contracts, that principally produce qualifying income for federal income tax purposes, at such value as may be agreed upon by our general partner and the conflicts committee of our general partner’s board of directors. In addition, subject to certain limitations, our general partner will have the continuing right from time to time to convert into common units up to 80% of such management incentive fee at the end of the subordination period. After each such conversion, the amount on which the management incentive fee is based for future periods will be reduced. The reduction in the management incentive fee as a result of any conversion will directly offset the increase in distributions required by the newly issued Class B units, but the management incentive fee may thereafter increase over time. For more information regarding the management incentive fee, please read “— General Partner Interest and Management Incentive Fee.”

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus.” Our partnership agreement requires that we distribute available cash from operating surplus differently than available cash from capital surplus.

Operating Surplus

Our partnership agreement requires that we distribute available cash from operating surplus differently than available cash from capital surplus. Operating surplus for any period consists of:

•	$ million (as described below); plus

•	all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions, which include the following:

•	borrowings (including sales of debt securities) that are not working capital borrowings;

•	sales of equity interests;

•	sales or other dispositions of assets outside the ordinary course of business; and

•	capital contributions received;

provided that cash receipts from the termination of a commodity hedge or interest rate hedge prior to its specified termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge or interest rate hedge; plus

•	working capital borrowings made after the end of the period but on or before the date of determination of operating surplus for the period; plus

•	cash distributions paid on equity issued to finance all or a portion of the construction, replacement, acquisition or improvement of a capital improvement or replacement of a capital asset (such as reserves or equipment) in respect of the period beginning on the date that we enter into a binding obligation to commence the construction, replacement, acquisition or improvement of a capital improvement, construction, replacement, acquisition or capital improvement of a capital asset and ending on the earlier to occur of the date the capital improvement or capital asset begins producing in paying quantities or is placed into service, as applicable, and the date that it is abandoned or disposed of; plus

•	cash distributions paid on equity issued (including distributions on common units, if any) to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the capital improvements or capital assets referred to above; less

•	all of our operating expenditures (as described below) after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred; less

•	any loss realized on disposition of an investment capital expenditure.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by our operations. For example, it includes a basket of $      million that will enable us, if we choose, to distribute as operating surplus cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, (as described above), certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures (as described below) and thus reduce operating surplus when repayments are made. However, if a working capital borrowing is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will be excluded from operating expenditures because operating surplus will have been previously reduced by the deemed repayment.

We define operating expenditures in our partnership agreement, and it generally means all of our cash expenditures, including, but not limited to, taxes, reimbursement for expenses of our general partner (including expenses incurred under the services agreement with Quantum Resource Management), payments made to our general partner in respect of the management incentive fee, payments made in the ordinary course of business under interest rate and commodity hedge contracts, (provided that (i) with respect to amounts paid in connection with the initial purchase of an interest rate hedge contract or a commodity hedge contract, such amounts will be amortized over the life of the applicable interest rate hedge contract or commodity hedge contract and (ii) payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to the expiration of its stipulated settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract), officer compensation, repayment of working capital borrowings, debt service payments (except as otherwise provided in our partnership agreement) and estimated maintenance capital expenditures (as discussed in further detail below), provided that operating expenditures will not include:

•	repayment of working capital borrowings previously deducted from operating surplus pursuant to the provision described the penultimate bullet point of the description of operating surplus above when such repayment actually occurs;

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness, other than working capital borrowings;

•	growth capital expenditures;

•	actual maintenance capital expenditures (as discussed in further detail below);

•	investment capital expenditures;

•	payment of transaction expenses relating to interim capital transactions;

•	distributions to our partners; or

•	repurchases of equity interests except to fund obligations under employee benefit plans.

Capital Surplus

Capital surplus is defined in our partnership agreement as any distribution of available cash in excess of our cumulative operating surplus. Accordingly, capital surplus would generally be generated by:

•	borrowings (including sales of debt securities) other than working capital borrowings;

•	sales of our equity securities;

•	sales or other dispositions of assets outside the ordinary course of business;

•	capital contributions;

provided that cash receipts from the termination of a commodity hedge or interest rate hedge prior to its specified termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge or interest rate hedge.

Characterization of Cash Distributions

Our partnership agreement requires that we treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. Our partnership agreement requires that we treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

Estimated maintenance capital expenditures reduce operating surplus, but growth capital expenditures, actual maintenance capital expenditures and investment capital expenditures do not. Maintenance capital expenditures are those capital expenditures required to maintain our asset base over the long term. We expect that a primary component of maintenance capital expenditures will be capital expenditures associated with the replacement of equipment and oil and natural gas reserves (including non-proved reserves attributable to undeveloped leasehold acreage), whether through the development, exploitation and production of an existing leasehold or the acquisition or development of a new oil or natural gas property. Maintenance capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued to finance all or any portion of any replacement asset that is paid in respect of the period from such financing until the earlier to occur of the date that any such construction, replacement, acquisition or improvement of a capital improvement or construction replacement, acquisition or improvement of a capital asset begins producing in paying quantities or is placed into service, as applicable, and the date that it is abandoned or disposed of. Plugging and abandonment cost will also constitute maintenance capital expenditures. Capital expenditures made solely for investment purposes will not be considered maintenance capital expenditures.

Because our maintenance capital expenditures can be irregular, the amount of our actual maintenance capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus and adjusted operating surplus if we subtracted actual maintenance capital expenditures from operating surplus. To address this issue, our partnership agreement will require that an estimate of the average quarterly maintenance capital expenditures (including estimated plugging and abandonment costs) necessary to maintain our asset base over the long term be subtracted from operating surplus each quarter as opposed to the actual amounts spent. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by our general partner’s board of directors at least once a year, provided that any change is approved by the conflicts committee of our general partner’s board of directors. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will impact our business. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only. For a discussion of the amounts we have allocated toward estimated maintenance capital expenditures, please read “Our Cash Distribution Policy and Restrictions on Distributions.”

The use of estimated maintenance capital expenditures in calculating operating surplus will have the following effects:

•	it will reduce the risk that maintenance capital expenditures in any one quarter will be large enough to render operating surplus less than the minimum quarterly distribution to be paid on all the units for the quarter;

•	it will increase our ability to distribute as operating surplus cash we receive from non-operating sources;

•	it will be more difficult for us to raise our distribution above the minimum quarterly distribution and pay a management incentive fee to our general partner; and

•	it will reduce the likelihood that a large maintenance capital expenditure during a particular quarter will prevent the payment of a management incentive fee to our general partner in respect of a particular quarter since the effect of an estimate is to spread the expected expense over several periods, thereby mitigating the effect of the actual payment of the expenditure on any single period.

Growth capital expenditures are those capital expenditures that we expect will increase our asset base. Examples of growth capital expenditures include the acquisition of reserves or equipment, the acquisition of new leasehold interest, or the development, exploitation and production of an existing leasehold interest, to the extent such expenditures are incurred to increase our asset base. Growth capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued to finance all or any portion of such capital improvement during the period from such financing until the earlier to occur of the date any such capital improvement begins producing in paying quantities or is placed into service, as applicable, or the date that it is abandoned or disposed of. Capital expenditures made solely for investment purposes will not be considered growth capital expenditures.

Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor growth capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or development of our undeveloped properties in excess of the maintenance of our existing operating capacity or operating income, but which are not expected to expand our asset base for more than the short term.

As described above, neither investment capital expenditures nor growth capital expenditures will be included in operating expenditures, and thus will not reduce operating surplus. Because investment capital expenditures and growth capital expenditures include interest payments (and related fees) on debt incurred and distributions on equity issued to finance all of the portion of the construction, replacement or improvement of a capital asset (such as equipment or reserves) during the period from such financing until the earlier to occur of the date any such capital asset is placed into service, as applicable, and the date that it is abandoned or disposed of, such interest payments and equity distributions are also not subtracted from operating surplus. Losses on disposition of an investment capital expenditure will reduce operating surplus when realized and cash receipts from an investment capital expenditure will be treated as a cash receipt for purposes of calculating operating surplus only to the extent the cash receipt is a return on principal.

Capital expenditures that are made in part for maintenance capital purposes and in part for investment capital or growth capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or growth capital expenditure by our general partner’s board of directors, based upon its good faith determination, subject to approval by the conflicts committee of our general partner’s board of directors.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we describe below), the common units, will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $      per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units, have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

Expiration of the Subordination Period

The subordination period will end on the earlier of:

•	the later to occur of (a) the second anniversary of the closing of this offering and (b) such time as all arrearages, if any, of distributions on the common units have been eliminated; and

•	the removal of our general partner other than for cause, provided that the units held by our general partner and its affiliates are not voted in favor of such removal.

Effect of the Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. Also, from and after the expiration of the subordination period, our general partner will have the right under our partnership agreement to convert a portion of its management incentive fee into Class B units under certain circumstances. Please read “— General Partner’s Right to Convert Management Incentive Fee into Class B Units” for more information about such conversion right. In addition, if the unitholders remove our general partner other than for cause and no units held by our general partner or the Fund are voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner units into common units or to receive cash in exchange for such general partner units at the equivalent common unit fair market value.

Distributions of Available Cash from Operating Surplus During the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, 99.9% to the common unitholders, pro rata, and 0.1% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 99.9% to the common unitholders, pro rata, and 0.1% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, 99.9% to the subordinated unitholders, pro rata, and 0.1% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, 99.9% to the common unitholders and subordinated unitholders, pro rata, and 0.1% to our general partner.

The preceding discussion is based on the assumptions that we do not issue any additional classes of equity securities and that our general partner maintains its 0.1% general partner interest in us.

Distributions of Available Cash from Operating Surplus After the Subordination Period

We will make distributions of available cash from operating surplus equal to 99.9% to the common unitholders and Class B unitholders, if any, pro rata, and 0.1% to our general partner for any quarter after the subordination period, assuming that our general partner maintains it 0.1% general partner interest and we do not issue additional classes of equity securities.

General Partner Interest and Management Incentive Fee

Our partnership agreement provides that our general partner initially will be entitled to 0.1% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us in exchange for general partner units to maintain its 0.1% general partner interest if we issue additional units. Our general partner’s 0.1% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 0.1% general partner interest. Our general partner will be entitled to make a capital contribution to maintain its 0.1% general partner interest in the form of common units based on the then-applicable current market value of the contributed common units.

Under our partnership agreement, for each quarter for which we have paid cash distributions that equaled or exceeded our Target Distribution, our general partner will be entitled to a quarterly management incentive fee, payable in cash, equal to 0.25% of the Gross Management Incentive Fee Base, or if a Conversion Election has previously been made, the Adjusted Management Incentive Fee Base (as described below). No portion of the management incentive fee determined for any calendar quarter will be due or payable unless we have paid (or have reserved for payment) a quarterly distribution that equaled or exceeded the Target Distribution for such quarter. In addition, the amount of the management incentive fee otherwise payable with respect to any calendar quarter will be reduced to the extent that the payment of such management incentive fee would cause adjusted operating surplus (which is defined in “Provisions of Our Partnership Agreement Relating to Cash Distributions and the Management Incentive Fee” and in the glossary included as Appendix A) generated during such quarter to be less than 100% of our quarterly distribution paid (or set aside for payment) for such quarter on all outstanding common, subordinated and general partner units and Class B units, if any. Any portion of the management incentive fee not paid as a result of the foregoing limitations will not accrue or be payable in future quarters. Please read “Description of the Common Units.”

The Gross Management Incentive Fee Base is an amount equal to the sum of (i) the future net revenue of our estimated proved oil and natural gas reserves, discounted to present value at 10% per annum and calculated based on SEC methodology, adjusted for our commodity derivative contracts, and (ii) the fair market value of our assets, other than our estimated oil and natural gas reserves and our commodity derivative contracts, that principally produce qualifying income for federal income tax purposes, at such value as may be agreed upon by our general partner and the conflicts committee of our general partner’s board of directors. If no agreement is reached, an independent investment banking firm or other independent expert selected by our general partner and the conflicts committee will determine the fair market value. If our general partner and the conflicts committee cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

Each of the Gross Management Incentive Fee Base and, following the initial Conversion Election as described below in “— General Partner’s Right to Convert Management Incentive Fee into Class B Units,” the Adjusted Management Incentive Fee Base, will be calculated (each, a “Calculation Date”) as of the December 31 (with respect to the first and second calendar quarters and based on a fully-engineered third-party reserve report) or June 30 (with respect to the third and fourth calendar quarters and based on an internally engineered reserve report, unless estimated proved reserves increased by more than 20% since the previous Calculation Date, in which case a third-party audit of our internal estimates will be performed) immediately preceding the quarter in respect of which payment of the management incentive fee is permitted.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods. Adjusted operating surplus for any period consists of:

•	operating surplus generated with respect to that period (excluding any amounts attributable to the items described in the first bullet point under “— Operating Surplus and Capital Surplus — Operating Surplus” above); less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium; plus

•	any net decrease made in subsequent periods in cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction of adjusted operating surplus in subsequent periods pursuant to the third bullet point above.

General Partner’s Right to Convert Management Incentive Fee into Class B Units

General

From and after the end of the subordination period and subject to the limitations described below, our general partner will have the continuing right, at a time when it has received all or any portion of the management incentive fee for each of the immediately preceding four full consecutive quarters, to convert into Class B units up to 80%, or the Applicable Conversion Percentage, of the management incentive fee for a particular quarter in lieu of receiving a cash payment for such portion of the management incentive fee. Any Conversion Election made during a quarter will be effective as of the first day of such quarter.

The number of Class B units (rounded to the nearest whole number) to be issued in connection with such a conversion will be equal to (a) the product of: (i) the Applicable Conversion Percentage; and (ii) the average of the management incentive fee paid to our general partner in the immediately preceding two calendar quarters, divided by (b) the cash distribution per unit for the most recently completed quarter.

We refer to such conversion as a “Conversion Election.” The reduction in the management incentive fee as a result of any conversion will directly offset the increase in distributions required by the newly issued Class B units.

In the event of such Conversion Election, unless we experience a change of control, our general partner will not be permitted to exercise the Conversion Election again until (i) the completion of the fourth full calendar quarter following the previous Conversion Election and (ii) the Gross Management Incentive Fee Base has increased to 115% of the Gross Management Incentive Fee Base as of the immediately preceding conversion date. The limitations on our general partner’s right to make a Conversion Election will immediately lapse if we experience a change of control.

Initial Conversion Election

Immediately following the initial Conversion Election, the Adjusted Management Incentive Fee Base, until the next Calculation Date, will equal the product of (i) the Gross Management Incentive Fee Base then in effect and (ii) one minus the Applicable Conversion Percentage. Prior to the initial Conversion Election, the Adjusted Management Fee Base is equal to the Gross Management Fee Base.

First Calculation Date Following Initial Conversion Election

As of the first Calculation Date following the initial Conversion Election, the Adjusted Management Incentive Fee Base will equal the sum of:

•	the product of (x) one minus the initial Applicable Conversion Percentage and (y) the Gross Management Incentive Fee Base in effect at the time of the initial Conversion Election; and

•	the Gross Management Incentive Fee Base as in effect on the current Calculation Date less the Gross Management Incentive Fee Base in effect at the time of the initial Conversion Election.

Subsequent Conversion Elections

As of the second and each subsequent Conversion Election, the Adjusted Management Incentive Fee Base will equal the product of (x) one minus the Applicable Conversion Percentage for such Conversion Election and (y) the Adjusted Management Incentive Fee Base in effect immediately prior to such Conversion Election.

Subsequent Calculation Dates

As of the second and each subsequent Calculation Date following the initial Conversion Election and subsequent Conversion Elections, the Adjusted Management Incentive Fee Base will equal the sum of:

•	the product of (x) one minus the most recent Applicable Conversion Percentage and (y) the Adjusted Management Incentive Fee Base in effect immediately prior to the most recent Conversion Election; and

•	the Gross Management Incentive Fee Base as in effect on the current Calculation Date less the Gross Management Incentive Fee Base as in effect on the Calculation Date immediately preceding the most recent Conversion Election.

Hypothetical Management Incentive Fee and Conversion Calculations

The discussion below is a hypothetical scenario illustrating potential management incentive fee payments to our general partner under the terms of our partnership agreement, together with the hypothetical impact of multiple Conversion Elections by our general partner and its effect on both our general partner and holders of our common units. For purposes of this discussion, we have made the following assumptions:

•	the subordination period has terminated;

•	a Target Distribution of $ per unit, or $ per unit on an annualized basis;

•	for each of the quarters ended June 30, 2012, September 30, 2012 and December 31, 2012, we pay a distribution equal to the Target Distribution, and our general partner receives (or we reserve for payment) at least a portion of the management incentive fee for each such quarter;

•	for each of the quarters ended June 30, 2012, September 30, 2012 and December 31, 2012, we have sufficient operating surplus to pay each of the Target Distribution and the portion of the management incentive fee paid in respect of that quarter;

•	our Gross Management Incentive Fee Base is set at $500,000,000 as of June 30, 2011 and remains constant, other than the increases described below;

•	our general partner does not own any common units or convert any Class B units into common units (and we ignore our general partner’s general partner units); and

•	no prior Conversion Elections have been made.

Please note that this hypothetical scenario is intended for illustrative purposes only. We can give you no assurance that any payment of the management incentive fee or any conversion will occur in the manner described below. There will likely be differences between the hypothetical scenario presented below and any payment of the management incentive fee or any conversion, and those differences could be material.

Initial Conversion.  For the quarter ended March 31, 2013, we pay a distribution of $      per unit, or the Target Distribution. As a result of our paying distributions that equaled or exceeded the Target Distribution, our general partner would be entitled to receive the management incentive fee of 0.25% of the Gross Management Incentive Fee Base of $500,000,000, or $1,250,000.

Based on the assumptions that our general partner will have received all or a portion of the management incentive fee in respect of each of the immediately preceding four consecutive quarters and that the subordination period will have ended, our general partner will have the right to make a Conversion Election. If our general partner elects to convert 80% of the management incentive fee in respect of the quarter ended March 31, 2013 into Class B units, then the following would result:

March 31, 2013
Issuance of Class B Units
	Applicable	Most Recent		Remaining
Management	Conversion	Quarterly	Class B Units	Management
Incentive Fee(1)	Percentage	Distribution	Issued(2)	Incentive Fee(3)

$1,250,000	80%	$		$250,000

(1)	Represents the average of the management incentive fee paid to our general partner in the immediately prior two calendar quarters, which has been held constant for the purposes of this illustration.

(2)	The product of Applicable Conversion Percentage of 80% and $1,250,000, or $1,000,000, is converted into a number of Class B units to equate to $1,000,000 of unit distributions, or Class B units based on our most recent quarterly distribution per common unit.

(3)	Our general partner would be entitled to receive the remaining, unconverted portion of the management incentive fee in cash.

In addition, the           Class B units are immediately convertible into common units at the election of our general partner.

Adjusted Management Incentive Fee Base Following Initial Conversion Election.  Following this hypothetical initial Conversion Election, the Adjusted Management Incentive Fee Base would be set at $100,000,000, which represents an 80% (the Applicable Conversion Percentage) reduction from the Gross Management Incentive Fee Base of $500,000,000.

Subsequent Management Incentive Fees.  For the quarter ended June 30, 2013, we pay a distribution of $      per unit, equal to the Target Distribution. As a result, our general partner would be entitled to receive a management incentive fee of 0.25% of $100,000,000 (the Adjusted Management Incentive Fee Base), or $250,000, for this quarter. In addition to the management incentive fee, our general partner would also receive aggregate distributions with respect to its Class B units of $1,000,000 for this quarter. Based on the reduction of the management incentive fee of $1,000,000 per quarter and the increase in distributions with respect to Class B units aggregating $1,000,000 per quarter, the common unit holders receive the same per unit distribution of $      as would have been received prior to the conversion.

If these assumptions remained constant for all future quarters, cash received by our general partner each quarter would be equal to a management incentive fee of $250,000 and $1,000,000 in distributions from its Class B units, or an aggregate amount equal to 0.25% of the Gross Management Incentive Fee Base of $500,000,000. Common unit holders would receive $      per unit per quarter, equal to the amount they would have otherwise received prior to any conversion of the management incentive fee.

Increase in Adjusted Management Incentive Fee Base.  For the purposes of this example, assume that based on our reserve estimates as of June 30, 2013, our Gross Management Incentive Fee Base is increased to $600,000,000. This increase could have resulted from a number of factors, including any combination of acquisitions of additional oil and natural gas properties from an unrelated third-party or from the Fund or favorable changes in commodity prices beyond our hedged volumes used in our standard measure calculation. As a result of the $100,000,000 increase in the Gross Management Incentive Fee Base to $600,000,000, the Adjusted Management Incentive Fee Base would likewise be increased to $200,000,000, which is the sum of $100,000,000 (the previous Adjusted Gross Management Incentive Fee Base) plus the $100,000,000 increase in the Gross Management Incentive Fee Base (the excess of the Gross Management Incentive Fee Base on the June 30, 2013 Calculation Date

($600,000,000) over the Gross Management Incentive Fee Base at the time of the initial Conversion Election ($500,000,000)).

Subsequent Management Incentive Fees.  For the quarter ended December 31, 2013, we pay a distribution of $      per unit, equal to the Target Distribution. As a result, our general partner would be entitled to receive a management incentive fee of 0.25% of $200,000,000 (the then-applicable Adjusted Management Fee Base), or $500,000, for this quarter. In addition to the management incentive fee, our general partner would also receive aggregate distributions with respect to its Class B units of $1,000,000 for this quarter.

If these assumptions remained constant for all future quarters, cash received by our general partner each quarter would be equal to a management incentive fee of $500,000 and $1,000,000 in distributions from its Class B units, or 0.25% of the Gross Management Incentive Fee Base of $600,000,000. Common unit holders would receive $      per unit per quarter, equal to the amount they would have otherwise received prior to any conversion of the management incentive fee.

Subsequent Conversion.  For the quarter ended March 31, 2014, we pay a distribution of $      per unit, equal to the Target Distribution. Because (i) it has now been four calendar quarters since the immediately preceding Conversion Election and (ii) the Gross Management Fee Base shall have increased to more than 115% of its value immediately following the immediately preceding Conversion Election (from $500,000,000 to $600,000,000, an increase to 120%), our general partner will have the right to make a subsequent Conversion Election in respect of the quarter ended March 31, 2014. Based on this hypothetical, this would be the earliest quarter in respect of which our general partner would be eligible to make such a subsequent Conversion Election. If our general partner elects to convert 80% of the management incentive fee into Class B units, then the following would result:

March 31, 2014
Issuance of Class B Units
	Applicable	Most Recent		Remaining
Management	Conversion	Quarterly	Class B Units	Management
Incentive Fee(1)	Percentage	Distribution	Issued(2)	Incentive Fee(3)

$500,000	80%	$		$100,000

(1)	Represents the average of the management incentive fee paid to our general partner in the immediately prior two calendar quarters, which has been held constant for the purposes of this illustration.

(2)	The product of Applicable Conversion Percentage of 80% and $500,000, or $400,000, is converted into a number of Class B units to equate to $400,000 of unit distributions, or Class B units based on our most recent quarterly distribution per common unit.

(3)	Our general partner would be entitled to receive the remaining, unconverted portion of the management incentive fee in cash.

In addition, the Class B units are immediately convertible into common units at the election of our general partner.

Adjusted Management Incentive Fee Base Following Subsequent Conversion Election.  Following this hypothetical subsequent Conversion Election, the Adjusted Management Incentive Fee Base would be set at $40,000,000, which represents an 80% (the Applicable Conversion Percentage) reduction from the pre-conversion Adjusted Management Incentive Fee Base of $200,000,000.

Future Management Incentive Fees.  For any additional quarterly distributions paid at the Target Distribution level, our general partner would be entitled to a management incentive fee of 0.25% of the Adjusted Management Incentive Fee Base of $40,000,000, or $100,000. In addition to the management incentive fee, our general partner would also receive aggregate distributions of $1,400,000 with respect to the           Class B units that it owned. Based on the reduction of the management incentive fee of $400,000 per quarter and the increase in distributions with respect to its additional           Class B

units of $400,000 per quarter, the common unit holders receive the same per unit distribution of $      per quarter as would have been received prior to the conversion.

If these assumptions remained constant for all future quarters, cash received by our general partner per quarter would be equal to a management incentive fee of $100,000 and $1,400,000 in distributions from its Class B units, or an aggregate amount equal to 0.25% of the-then applicable Gross Management Incentive Fee Base of $600,000,000. Common unit holders would receive $      per unit per quarter, equal to the amount they would have otherwise received prior to any conversion of the management incentive fee.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•	First, 99.9% to all unitholders, pro rata, and 0.1% to our general partner, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the offering price;

•	Second, 99.9% to the common unitholders, pro rata, and 0.1% to our general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	Thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

The preceding discussion is based on the assumption that our general partner maintains its 0.1% general partner interest and that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, similar to a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the Target Distribution will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our general partner to receive a management incentive fee in a particular quarter. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a common unit issued in this offering in an amount equal to the unrecovered initial unit price, we will reduce the minimum quarterly distribution and the Target Distribution to zero. We will then make all future distributions from operating surplus, with 99.9% being distributed to the holders of our common, Class B and subordinated units, pro rata, and 0.1% being distributed to our general partner.

Adjustment to the Minimum Quarterly Distribution and Target Distribution

In addition to adjusting the minimum quarterly distribution and Target Distribution to reflect a distribution of capital surplus, if we combine our common units into fewer common units or subdivide our common units into a greater number of common units, we will proportionately adjust:

•	the rate of conversion of subordinated units into common units;

•	the general partner units;

•	the minimum quarterly distribution;

•	the Target Distribution; and

•	the unrecovered initial unit price.

For example, if a two-for-one split of the common units should occur, the Target Distribution and the unrecovered initial unit price would each be reduced to 50% of its initial level, each subordinated unit will be convertible into two common units at the end of the subordination (or we will also effect a two-for-one split of our subordinated units) and the number of general partner units will be proportionately adjusted. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a court of competent jurisdiction, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the minimum quarterly distribution and the Target Distribution for each quarter by multiplying each by a fraction, the numerator of which is available cash for that quarter (after deducting our general partner’s board of directors’ estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation) and the denominator of which is the sum of available cash for that quarter plus our general partner’s board of directors’ estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to our unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units and Class B units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

•	First, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	Second, 99.9% to the common unitholders, pro rata, and 0.1% to our general partner, until the capital account for each common unit is equal to the sum of: (1) the unrecovered initial unit price; (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

•	Third, 99.9% to the subordinated unitholders, pro rata, and 0.1% to our general partner until the capital account for each subordinated unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and

•	Thereafter, 99.9% to all unitholders, pro rata, and 0.1% to our general partner.

If our liquidation occurs after the end of the subordination period, we will allocate any gain to the partners in the following manner:

•	First, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	Second, 99.9% to the Class B unitholders, if any, pro rata, and 0.1% to our general partner until the capital account for each Class B unit is equal to the per unit capital account of a common unit; and

•	Thereafter, 99.9% to all unitholders, pro rata, and 0.1% to our general partner.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to our general partner and the unitholders in the following manner:

•	First, 99.9% to holders of subordinated units in proportion to the positive balances in their capital accounts and 0.1% to our general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•	Second, 99.9% to the holders of common units, in proportion to the positive balances in their capital accounts and 0.1% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	Thereafter, 100% to our general partner.

If our liquidation occurs after the end of the subordination period, we will allocate any loss to the partners in the following manner:

•	First, 99.9% to holders of common units in proportion to the positive balances in their capital accounts and 0.1% to our general partner, until the per unit capital account for a common unit equals the per unit capital account for a Class B unit;

•	Second, 99.9% to the holders of common units and Class B units, in proportion to the positive balances in their capital accounts, and 0.1% to our general partner, until the capital accounts of the common unitholders and Class B unitholders have been reduced to zero; and

•	Thereafter, 100% to our general partner.

Adjustments to Capital Accounts

Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in our general partner’s capital account balance equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

The following table shows selected historical financial data of our predecessor and pro forma financial information of QR Energy, LP. Due to the factors described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview,” our future results of operations will not be comparable to the historical results of our predecessor. The selected historical financial data as of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009 are derived from the audited historical consolidated financial statements of our predecessor included elsewhere in this prospectus. The selected historical financial data as of December 31, 2005, 2006 and 2007 and for the year ended December 31, 2005, for the period from January 1, 2006 to September 7, 2006 and for the period from April 1, 2006 to December 31, 2006 are derived from audited historical consolidated financial statements not included herein. The summary historical financial data presented as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 are derived from the unaudited historical consolidated financial statements of our predecessor included elsewhere in this prospectus.

The summary pro forma financial data as of June 30, 2010 and for the six months ended June 30, 2010 and the year ended December 31, 2009 are derived from the unaudited pro forma condensed financial statements of QR Energy, LP included elsewhere in this prospectus. The pro forma adjustments have been prepared as if certain transactions, which have been completed or which will be effected prior to or in connection with the closing of this offering, had taken place on June 30, 2010, in the case of the unaudited pro forma balance sheet, or as of January 1, 2009, in the case of the unaudited pro forma statements of operations. These transactions include:

•	adjustments to reflect the acquisition of the Denbury Assets consummated by our predecessor in May 2010;

•	the contribution by the Fund to us of the Partnership Properties in exchange for common units, subordinated units and $ million in cash (assuming the midpoint of the price range set forth on the cover page of this prospectus and including $ million borrowed under our new credit facility, as described below);

•	the issuance to QRE GP, LLC of general partner units, representing a 0.1% general partner interest in us, and the provision for our general partner’s management incentive fee in accordance with our partnership agreement;

•	the issuance and sale by us to the public of common units in this offering and the application of the net proceeds as described in “Use of Proceeds”; and

•	our borrowing of approximately $225 million under our new $500 million revolving credit facility and the application of the proceeds as described in “Use of Proceeds.”

These transactions do not include our possible assumption and repayment of a portion of the Fund’s debt in connection with its contribution to us of the Partnership Properties as is described in “— Formation Transactions and Partnership Structure.”

You should read the following table in conjunction with “— Closing Transactions,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the historical consolidated financial statements of our predecessor and the unaudited pro forma condensed financial statements of QR Energy, LP included elsewhere in this prospectus. Among other things, those historical and unaudited pro forma financial statements include more detailed information regarding the basis of presentation for the following information.

	Our Predecessor Properties		Our Predecessor
			For the						QR Energy, LP
		For the Period	Period from						Pro Forma
		from January 1,	April 1,							Six Months
	Year Ended	2006 to	2006 to						Year Ended	Ended
	December 31,	September 7,	December 31,	Year Ended December 31,			Six Months Ended June 30,		December 31,	June 30,
	2005	2006	2006	2007	2008	2009	2009	2010	2009	2010
	(in thousands)

Revenues:
Gas, oil, natural gas liquids and sulfur sales	$59,641	$38,744	$17,886	$164,628	$248,529	$69,193	$30,823	$88,172	$76,904	$51,055
Processing fees and other	—	—	—	6,689	32,541	3,608	2,512	2,820	—	—

Total revenues	$59,641	$38,744	$17,886	$171,317	$281,070	$72,801	$33,335	$90,992	$76,904	$51,055

Operating costs and expenses:
Lease operating	$12,716	$9,540	$6,604	$77,767	$90,424	$33,328	$14,821	$28,599	$23,783	$11,655
Production taxes	3,831	2,737	1,553	12,954	14,566	7,587	3,089	6,098	5,764	2,457
Transportation and processing costs	—	—	177	4,728	26,189	3,926	1,832	2,560	1,534	731
Impairment of oil and gas properties(1)	—	—	—	—	451,440	28,338	28,338	—	17,951	—
Depreciation, depletion and amortization	5,781	3,299	5,579	42,889	49,309	16,993	9,838	19,241	29,012	14,086
Accretion of asset retirement obligations	304	200	119	2,751	3,004	3,585	1,715	1,455	524	338
Fund management fees(2)	—	—	6,895	11,482	12,018	12,018	6,009	4,970	—	—
General and administrative and other	1,127	906	6,380	20,677	14,852	19,461	7,185	11,883	11,268	7,248
Bargain purchase option	—	—	—	—	—	(1,200)	(1,200)	(1,020)	—	—

Total operating costs and expenses	$23,759	$16,682	$27,307	$173,248	$661,802	$124,036	$71,627	$73,786	$89,836	$36,515

Income (loss) from operations	$35,882	$22,062	$(9,421)	$(1,931)	$(380,732)	$(51,235)	$(38,292)	$17,206	$(12,932)	$14,540

Other income (expenses):
Interest income	$—	$—	$278	$978	$617	$37	$29	$22	$—	$—
Realized gains (losses) on derivative contracts	(25,002)	(29,328)	3,522	6,861	(34,666)	47,993	32,204	2,913	30,441	1,277
Unrealized gains (losses) on derivative contracts	(1,117)	—	38,301	(157,250)	169,321	(111,113)	(70,588)	44,933	(70,477)	19,694
Interest expense	—	—	(3,135)	(17,359)	(13,034)	(3,753)	(1,991)	(12,906)	(7,688)	(3,842)
Other	—	(207)	—	7	(10,039)	2,657	2,089	299	—	—

Total other income (expense)	(26,119)	(29,535)	38,966	$(166,763)	$112,199	(64,179)	$(38,257)	$35,261	$(47,724)	$17,129

Net income (loss)	$9,763	$(7,473)	$29,545	$(168,694)	$(268,533)	$(115,414)	$(76,549)	$52,467	$(60,656)	$31,669

Cash Flow Data:
Net cash provided by (used in):
Operating activities	$15,995	$(6,478)	$(1,460)	$24,839	$75,282	$71,140	$41,154	$15,858
Investing activities	(4,838)	(1,690)	(500,313)	(72,953)	(137,161)	(61,691)	(59,730)	(904,215)
Financing activities	(11,157)	8,168	512,671	89,890	30,240	(13,328)	12,131	890,405

(1)	Our predecessor recorded full-cost ceiling test impairments associated with its oil and natural gas properties in both 2008 and 2009. Please read Note 2(i) of the Notes to the Consolidated Financial Statements of our predecessor included elsewhere in this prospectus.

(2)	Represents fees paid by the Fund to its general partner for the provision of certain administrative and acquisition services.

							QR Energy, LP
	Our Predecessor						Pro Forma
	As of December 31,					As of June 30,	As of June 30,
	2005	2006	2007	2008	2009	2010	2010
				(in thousands)

Balance Sheet Data:
Working capital	$(17,209)	$23,444	$27,356	$67,139	$(74)	$15,965	$13,206
Total assets	72,734	583,577	655,689	304,937	226,770	1,200,737	415,357
Total debt	—	224,500	226,275	88,750	86,450	547,668	225,000
Noncontrolling interests in consolidated subsidiaries	—	308,337	235,201	133,978	14,733	489,761	—
Partners’ capital	31,354	11,262	5,103	5,957	(1,421)	17,072	181,494

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains the following information:

•	a discussion of our business on a pro forma basis, including:

•	a general overview of our properties;

•	our results of operations;

•	our liquidity and capital resources; and

•	our quantitative and qualitative disclosures about market risk; and

•	a discussion of our predecessor’s business on a historical basis, including:

•	our predecessor’s results of operations;

•	our predecessor’s liquidity and capital resources; and

•	our predecessor’s quantitative and qualitative disclosures about market risk.

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the “Selected Historical and Pro Forma Financial Data” and the accompanying financial statements and related notes included elsewhere in this prospectus. Unless otherwise indicated, all references to financial or operating data on a pro forma basis give effect to the transactions described under “Prospectus Summary — Formation Transactions and Partnership Structure” and in the Unaudited Pro Forma Condensed Financial Statements included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, market prices for oil and natural gas, production volumes, estimates of proved reserves, capital expenditures, economic and competitive conditions, regulatory changes and other uncertainties, as well as those factors discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Forward-Looking Statements,” all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.

Overview

We are a Delaware limited partnership formed in September 2010 by affiliates of the Fund to own and acquire producing oil and natural gas properties in North America. Upon completion of this offering, the Fund will contribute to us (1) certain oil and natural gas properties, wellbore assignments and an 8.05% overriding oil royalty interest in the Jay Field, which we refer to as the Partnership Properties and (2) derivative contracts covering approximately 66% to 81% of our estimated oil and natural gas production through 2014, based on production estimates in our reserve report dated June 30, 2010.

Our Properties

Following the contribution of the Partnership Properties to us, we will own and operate oil and natural gas producing properties located in Alabama, Arkansas, Kansas, Louisiana, New Mexico, Oklahoma and Texas, and a 8.05% overriding oil royalty interest in the Jay Field located in Florida. These properties consist of working interests in approximately 2,100 producing wells, of which we owned an approximate 25% average working interest. Based on standardized measure, however, our value-weighted-average working interest on the Partnership Properties was approximately 66%. As of June 30, 2010, our total estimated proved reserves were approximately 30.0 MMBoe, of which approximately 69%

were oil and NGLs and 69% were classified as proved developed reserves. As of June 30, 2010, our estimated proved reserves had standardized measure of $474.2 million. Based on our average pro forma net production for the six months ended June 30, 2010 of 5,127 Boe/d, the total estimated proved reserves associated with the Partnership Properties on a pro forma basis had a reserve-to-production ratio of 16.0 years.

Of our total estimated proved reserves as of June 30, 2010, 17.6 MMBoe, or approximately 59%, are located in the Permian Basin; 7.9 MMBoe, or approximately 26%, are located in the Ark-La-Tex area; 2.3 MMBoe, or approximately 8%, are located in the Mid-Continent area; and 2.1 MMBoe, or approximately 7%, are located in the Gulf Coast area, primarily the Jay Field. On a pro forma basis, our total estimated proved reserves represented approximately 36% of our predecessor’s total estimated proved reserves as of June 30, 2010.

Retained Properties

After giving effect to its contribution of the Partnership Properties to us, the Fund had total estimated proved reserves of 53.5 MMBoe, of which approximately 79% is classified as proved developed reserves, with a standardized measure of $560.7 million as of June 30, 2010 and interests in over 1,000 gross oil and natural gas wells, with pro forma net production of approximately 12,518 Boe/d for the six months ended June 30, 2010. The Fund’s retained assets will consist of legacy properties in our producing regions with characteristics similar to the Partnership Properties.

How We Conduct Our Business and Evaluate Our Operations

We use a variety of financial and operational metrics to assess the performance of our oil and natural gas operations, including:

•	production volumes;

•	realized prices on the sale of oil and natural gas, including the effect of our derivative contracts;

•	production expenses and general and administrative expenses; and

•	Adjusted EBITDA.

Production Volumes

Production volumes directly impact our results of operations. For more information about our predecessor’s and our pro forma production volumes, please read “— Historical Pro Forma Financial and Operating Data.”

Realized Prices on the Sale of Oil and Natural Gas

Factors Affecting the Sales Price of Oil and Natural Gas.  We will market our oil and natural gas production to a variety of purchasers based on regional pricing. The relative prices of oil and natural gas are determined by the factors impacting global and regional supply and demand dynamics, such as economic conditions, production levels, weather cycles and other events. In addition, relative prices are heavily influenced by product quality and location relative to consuming and refining markets.

Oil Prices.  The NYMEX-WTI futures price is a widely used benchmark in the pricing of domestic and imported oil in the United States. The actual prices realized from the sale of oil differ from the quoted NYMEX-WTI price as a result of quality and location differentials. Quality differentials to NYMEX-WTI prices result from the fact that crude oils differ from one another in their molecular makeup, which plays an important part in their refining and subsequent sale as petroleum products. Among other things, there are two characteristics that commonly drive quality differentials: (1) the oil’s American Petroleum Institute, or API, gravity and (2) the oil’s percentage of sulfur content by weight. In general, lighter oil (with higher API gravity) produces a larger number of lighter products, such as gasoline, which have higher resale value, and, therefore, normally sells at a higher price than heavier oil.

Oil with low sulfur content (“sweet” oil) is less expensive to refine and, as a result, normally sells at a higher price than high sulfur-content oil (“sour” oil).

Location differentials to NYMEX-WTI prices result from variances in transportation costs based on the produced oil’s proximity to the major consuming and refining markets to which it is ultimately delivered. Oil that is produced close to major consuming and refining markets, such as near Cushing, Oklahoma, is in higher demand as compared to oil that is produced farther from such markets. Consequently, oil that is produced close to major consuming and refining markets normally realizes a higher price (i.e., a lower location differential to NYMEX-WTI).

The oil produced from our properties is a combination of sweet and sour oil, varying by location. We sell our oil at the NYMEX-WTI price, which is adjusted for quality and transportation differential, depending primarily on location and purchaser. The differential varies, but our oil normally sells at a discount to the NYMEX-WTI price.

Natural Gas.  The NYMEX-Henry Hub price of natural gas is a widely used benchmark for the pricing of natural gas in the United States. Similar to oil, the actual prices realized from the sale of natural gas differ from the quoted NYMEX-Henry Hub price as a result of quality and location differentials. Quality differentials to NYMEX-Henry Hub prices result from: (1) the Btu content of natural gas, which measures its heating value, and (2) the percentage of sulfur, CO2 and other inert content by volume. Wet natural gas with a high Btu content sells at a premium to low Btu content dry natural gas because it yields a greater quantity of NGLs. Natural gas with low sulfur and CO2 content sells at a premium to natural gas with high sulfur and CO2 content because of the added cost to separate the sulfur and CO2 from the natural gas to render it marketable. The wet natural gas is processed in third-party natural gas plants and residue natural gas as well as NGLs are recovered and sold. The majority of the Partnership Properties produce wet gas. Our wellhead Btu has an average energy content greater than 1100 Btu and minimal sulfur and CO2 content and generally receives a premium valuation. The dry natural gas residue from our Partnership Properties is generally sold based on index prices in the region from which it is produced.

Location differentials to NYMEX-Henry Hub prices result from variances in transportation costs based on the natural gas’ proximity to the major consuming markets to which it is ultimately delivered. Also affecting the differential is the processing fee deduction retained by the natural gas processing plant generally in the form of percentage of proceeds. Generally, these index prices have historically been at a discount to NYMEX-Henry Hub natural gas prices.

In the past, oil and natural gas prices have been extremely volatile, and we expect this volatility to continue. For example, during the year ended December 31, 2009, the NYMEX-WTI oil price ranged from a high of $81.04 per Bbl to a low of $33.98 per Bbl, while the NYMEX-Henry Hub natural gas price ranged from a high of $6.11 per MMBtu to a low of $1.88 per MMBtu. For the five years ended December 31, 2009, the NYMEX-WTI oil price ranged from a high of $145.29 per Bbl to a low of $31.41 per Bbl, while the NYMEX-Henry Hub natural gas price ranged from a high of $15.39 per MMBtu to a low of $1.88 per MMBtu.

Derivative Contracts.  To better manage oil and natural gas price fluctuations and achieve more predictable cash flows, we intend to maintain a portfolio of derivative contracts covering approximately 65% to 85% of our estimated oil and natural gas production over a three-to-five year period on a rolling basis. These instruments limit our exposure to declines in prices, but also limit the benefits if prices increase. We do not specifically designate derivative contracts as cash flow hedges; therefore, the mark-to-market adjustment reflecting the change in the unrealized gains or losses on these contracts is recorded in current period earnings. When prices for oil and natural gas are volatile, a significant portion of the effect of our hedging activities consists of non-cash income or expenses due to changes in the fair value of our derivative contracts. Realized gains or losses only arise from payments made or received on monthly settlements or if a derivative contracts is terminated prior to its expiration. Please read “— Pro Forma Liquidity and Capital Resources — Partnership Derivative Contracts.”

At the closing of this offering, the Fund intends to contribute to us, in conjunction with contributing assets, certain derivative contracts covering approximately 66% to 81% of our estimated future oil and natural gas production through 2014, based on production estimates in our reserve report dated June 30, 2010. Please read “— Pro Forma Liquidity and Capital Resources — Partnership Derivative Contracts.” The following table reflects, with respect to these derivative contracts to be provided to us, the volumes of our production covered by derivative contracts and the average prices at which the production will be hedged:

	Year Ending December 31,
	2011	2012	2013	2014

Oil Derivative Contracts:
Swap contracts:
Volume (Bbls/d)	2,238	2,039	2,076	2,090
Average NYMEX-WTI price per Bbl	$85.00	$85.25	$85.35	$84.58
Natural Gas Derivative Contracts:
Swap contracts:
Volume (MMBtu/d)	9,178	8,192	7,474	7,544
Average NYMEX-Henry Hub price per MMBtu	$7.26	$6.45	$6.45	$6.30

Production Expenses and General and Administrative Expenses

Production Expenses.  We strive to increase our production levels to maximize our revenue and cash available for distribution. Production expenses are the costs incurred in the operation of producing properties. Expenses for utilities, direct labor, water injection and disposal, production taxes and materials and supplies comprise the most significant portion of our production expenses. Production expenses do not include general and administrative costs. Certain items, such as direct labor and materials and supplies, generally remain relatively fixed across broad production volume ranges, but can fluctuate depending on activities performed during a specific period. For instance, repairs to our pumping equipment or surface facilities result in increased production expenses in periods during which they are performed.

A majority of our operating cost components are variable and increase or decrease as the level of produced hydrocarbons and water increases or decreases. For example, we incur power costs in connection with various production related activities such as pumping to recover oil and natural gas, separation and treatment of water produced in connection with our oil and natural gas production, and re-injection of water and gas into the oil producing formation to maintain reservoir pressure. As these costs are driven not only by volumes of oil produced but also volumes of water produced, fields that have a high percentage of water production relative to oil production, also known as a high water cut, will experience higher levels of power costs for each Bbl of oil produced. A majority of our oil is produced from fields undergoing a secondary recovery technique known as a waterflood in which water is reinjected into the formation. Over the life of these fields, the amount of water produced increases for a given volume of oil production. Thus production of a given Bbl of oil gets more expensive each year as the cumulative oil produced from a field increases until, at some point, additional production becomes uneconomic. We believe that one of management’s areas of core expertise lies in reducing these expenses, thus extending the economic life of the field and improving the cash margin of producing oil associated with a high water cut.

Additionally, we monitor our operations to ensure that we are incurring operating costs at the optimal level. Accordingly, we monitor our production expenses and operating costs per well to determine if any wells or properties should be shut in, recompleted or sold. We typically evaluate our oil and natural gas operating costs on a per Boe basis. This unit rate allows us to monitor these costs in certain fields and geographic areas to identify trends and to benchmark against other producers.

General and Administrative Expenses.  At the closing of this offering, our general partner will enter into a services agreement with Quantum Resources Management with respect to all general and administrative costs and services it incurs on our general partner’s and our behalf, including the $4.3 million of incremental expenses we expect to incur as a result of becoming a publicly traded partnership, $2.0 million of which are incremental expenses related to the hiring of additional accounting personnel. General and administrative expenses related to being a publicly traded partnership include expenses associated with annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; Sarbanes-Oxley compliance expenses; expenses associated with listing on the New York Stock Exchange; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; director and officer liability insurance costs and director compensation. Under the services agreement, Quantum Resources Management will be entitled to a quarterly administrative services fee in cash equal to 3.5% of the Adjusted EBITDA generated during the preceding quarter, calculated prior to the payment of the fee, in exchange for those services through December 31, 2012. Thereafter, our general partner will be required to reimburse Quantum Resources Management in full for the general and administrative expenses incurred or allocated to us by Quantum Resources Management in the performance of the services agreement. For the year ending December 31, 2011, we expect the administrative services fee will be approximately $3.0 million. Our total general and administrative expenses will include our direct general and administrative costs as well as an estimate of the relative portion of our indirect overhead costs incurred by the Fund. We will record the portion of total general and administrative expenses in excess of the administrative services fee as a capital contribution by the Fund and have therefore added back such portion in the calculation of Adjusted EBITDA. For a detailed description of the administrative services fee paid to Quantum Resources Management pursuant to the services agreement, please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Services Agreement.”

Adjusted EBITDA

We define Adjusted EBITDA as net income:

•	Plus:

•	Interest expense;

•	Depletion, depreciation and amortization;

•	Accretion of asset retirement obligations;

•	Unrealized losses on derivative contracts;

•	Impairments; and

•	General and administrative expenses that are allocated to us in accordance with GAAP in excess of the administrative services fee paid by our general partner and reimbursed by us.

•	Less:

•	Interest income; and

•	Unrealized gains on derivative contracts.

Adjusted EBITDA is used as a supplemental financial measure by our management and by external users of our financial statements, such as investors, commercial banks and others, to assess:

•	the cash flow generated by our assets, without regard to financing methods, capital structure or historical cost basis; and

•	the ability of our assets to generate cash sufficient to pay interest costs and support our indebtedness.

In addition, management uses Adjusted EBITDA to evaluate actual cash flow available to pay distributions to unitholders, develop existing reserves or acquire additional oil and natural gas properties. We expect that we will be required to comply with certain Adjusted EBITDA-related metrics under our new credit facility. We also use Adjusted EBITDA to calculate the administrative services fee our general partner pays to Quantum Resources Management under the services agreement. Please read “Business and Properties — Operations — Administrative Services Fee” and “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Services Agreement.” Adjusted EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of another company because all companies may not calculate Adjusted EBITDA in the same manner. For further discussion, please read “Prospectus Summary — Non-GAAP Financial Measures.”

Impact of the Jay Field Shut-In

Production from the Jay Field was temporarily suspended from December 2008 through November 2009, during which time the field and related facility were modified to increase runtime and improve cost performance. This temporary suspension had a material impact on the comparability of our predecessor’s period-to-period comparisons as there were limited production revenues from the Jay Field in 2009 to offset the fixed expenses relating to those operations. Since resuming production in December 2009, production from the Jay Field has increased, and is approaching average net production prior to being shut in. Average lifting costs have been substantially decreased by the modifications made during 2009, from approximately $55 per Boe at the time of suspension in late 2008 to approximately $32 per Boe from the field’s restart through June 30, 2010. The temporary suspension also affects the comparability of the historical financial statements of our predecessor for the year ended December 31, 2009 and the six months ended June 30, 2009 to our pro forma operating results for such periods, as production and revenues from the Jay Field were more significant to our predecessor’s operations than they are to our pro forma results of operations. Our interest in the Jay Field consists solely of an 8.05% overriding royalty interest on oil production from our predecessor’s interests in the Jay Field, which represents 6% of our total estimated production for 2011.

Outlook

Beginning in the second half of 2008, the United States and other industrialized countries experienced a significant economic slowdown, which led to a substantial decline in worldwide energy demand. During this same period, North American natural gas supply was increasing as a result of the rise in domestic unconventional natural gas production. The combination of lower energy demand due to the economic slowdown and higher North American natural gas supply resulted in significant declines in oil, NGL and natural gas prices. While oil and NGL prices started to steadily increase beginning in the second quarter of 2009, natural gas prices remained volatile throughout 2009 and have remained low in 2010, relative to much of 2007, 2008 and 2009, due to a continued increase in natural gas supply despite weaker offsetting demand growth. The outlook for a worldwide economic recovery in 2011 remains uncertain, and the timing of a recovery in worldwide demand for energy is difficult to predict. As a result, it is likely that commodity prices will continue to be volatile during 2011 and 2012. Sustained periods of low prices for oil or natural gas could materially and adversely affect our financial position, our results of operations, the quantities of oil and natural gas reserves that we can economically produce and our access to capital.

As an oil and natural gas company, we face the challenge of natural production declines. As initial reservoir pressures are depleted, oil and natural gas production from a given well or formation decreases. We attempt to overcome this natural decline by utilizing multiple types of recovery techniques, such as secondary (water injection) and tertiary (nitrogen and/or CO2 injection) recovery methods, to repressure the reservoir in an effort to recover additional oil, drilling to find additional estimated reserves and acquiring more reserves than we produce. Our future growth will depend on our ability to continue to add estimated reserves in excess of our production. We plan to maintain our focus on adding reserves through acquisitions and exploitation projects and improving the economics of producing oil and natural gas from our existing fields in lieu of higher-risk exploration projects. We expect that these acquisition opportunities may come from the Fund, Quantum Energy Partners and their respective affiliates as well as from unrelated third parties. Our ability to add estimated reserves through acquisitions and exploitation projects is dependent upon many factors, including our ability to raise capital, obtain regulatory approvals and procure contract drilling rigs and personnel.

Historical and Pro Forma Financial and Operating Data

The following table sets forth selected historical consolidated financial and operating data of our predecessor and unaudited pro forma financial and operating data for QR Energy, LP for the periods presented. The following table should be read in conjunction with “Selected Historical and Pro Forma Financial Data” included elsewhere in this prospectus.

						QR Energy, LP
	Our Predecessor					Pro Forma
				Six Months		Year Ended	Six Months Ended
	Year Ended December 31,			Ended June 30,		December 31,	June 30,
	2007	2008	2009	2009	2010	2009	2009	2010

Revenues (in thousands):
Oil sales	$119,978	$170,716	$41,188	$16,946	$61,077	52,524	21,321	36,792
Natural gas sales	37,305	53,755	21,592	11,131	20,297	19,800	9,842	11,048
NGLs sales	6,086	8,994	7,043	3,028	5,483	4,580	1,718	3,215
Processing fees, sulfur sales and other	7,948	47,605	2,978	2,230	4,135	—	—	—

Total Revenue	$171,317	$281,070	$72,801	$33,335	$90,992	$76,904	$32,881	$51,055

Expenses (in thousands):
Production expenses	$77,767	$90,424	$33,328	$14,821	$28,599	$23,783	$11,374	$11,655
Production and other taxes	12,954	14,566	7,587	3,089	6,098	5,764	1,842	2,457
Fund management fees	11,482	12,018	12,018	6,009	4,970	—	—	—
General and administrative and other	20,677	14,852	19,461	7,185	11,883	11,268	5,868	7,248
Depletion, depreciation and amortization	42,889	49,309	16,993	9,838	19,241	29,012	14,626	14,086
Production:
Oil (MBbls)	1,668	1,753	739	377	847	931	469	492
Natural gas (MMcf)	5,476	5,590	5,359	2,798	4,506	5,151	2,632	2,239
NGLs (MBbls)	121	139	207	101	119	137	64	70
Total (MBoe)	2,701	2,824	1,838	944	1,716	1,927	972	936
Average net production (Boe/d)	7,401	7,736	5,038	5,173	9,403	5,280	5,323	5,127
Average sales price:
Oil (per Bbl):
Sales price	$71.94	$97.40	$55.74	$44.95	$72.11	$56.41	$45.42	$74.72
Effect of realized derivative contracts(1)	(0.83)	(20.02)	38.73	61.73	(6.01)

Realized price	$71.11	$77.38	$94.47	$106.68	$66.10
Natural gas (per Mcf):
Sales price	$6.81	$9.62	$4.03	$3.98	$4.50	$3.84	$3.74	$4.94
Effect of realized derivative contracts(1)	1.51	0.07	3.61	3.19	1.78

Realized price	$8.32	$9.69	$7.64	$7.17	$6.28
NGLs (Per Bbl)	$50.29	$64.70	$34.02	$29.98	$46.08	$33.31	$27.04	$45.80
Average unit costs per Boe:
Production expenses	$28.79	$32.02	$18.13	$15.70	$16.67	$12.34	$11.71	$12.46
Production and other taxes	$4.80	$5.16	$4.13	$3.27	$3.55	$2.99	$1.90	$2.63
Management fees	$4.25	$4.26	$6.54	$6.37	$2.90	$—	$—	$—
General and administrative expense	$7.66	$5.26	$10.59	$7.61	$6.93	$5.85	$6.03	$7.75
Depletion, depreciation and amortization	$15.88	$17.46	$9.24	$10.42	$11.21	$15.06	$15.05	$15.05

(1)	Realized gains (losses) on derivative contracts were $2.54, $(12.28), $26.11, $34.11 and $1.71 per Boe, respectively, for the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2009 and 2010. Pro forma average sales prices do not include gains or losses on derivative contracts. Because the derivative contracts to be contributed to us have been commingled with the properties retained by our predecessor, the pro forma information associated with these derivative contracts is not available by product type. Accordingly, we have omitted the effects of derivative contracts from our pro forma average sales prices per Boe.

Pro Forma Results of Operations

The discussion of the results of operations presented below covers our pro forma results of operations. These pro forma results may not be indicative of future results or of actual historical results had the Partnership Properties been contributed to us on January 1, 2009. Please read “Selected Historical and Pro Forma Financial Data” for financial information relating to us as of the dates and for the periods presented.

Factors Affecting the Comparability of the Pro Forma Results of Our Partnership to the Historical Financial Results of Our Predecessor

Our pro forma results of operations and our future results of operations may not be comparable to the historical results of operations of our predecessor for the periods presented, primarily for the reasons described below:

•	Approximately 36% of our predecessor’s total estimated proves reserves as of June 30, 2010 will be contributed to us at the closing of this offering. Accordingly, the historical results of operations of our predecessor reflect a larger business for certain periods than the properties contributed to us.

•	Our predecessor completed the Denbury Acquisition in May 2010. Prior to such time, the estimated proved reserves associated with and the results of operations from the Denbury Assets were not included in our predecessor’s results of operations. Certain of the Denbury Assets are included in the Partnership Properties that will be contributed to us at the closing of this offering. They will represent a significant portion of the Partnership Properties, and represent approximately 60% of our total estimated proved reserves as of June 30, 2010.

•	Our predecessor pays a management fee to its general partner pursuant to its partnership agreement. We are not obligated to pay such a management fee, and so our pro forma results of operations are not directly comparable to our predecessor’s with respect to this fee. In the future, however, we may pay our general partner the management incentive fee.

•	Our predecessor uses derivative contracts to manage price fluctuations and will contribute certain derivative contracts to us upon closing of this offering. Our pro forma results of operations for the year ended December 31, 2009 and the six months ended June 30, 2009 and 2010 reflect the estimated impact of any derivative contracts as if we had acquired them on January 1, 2009.

•	Our predecessor’s results of operations were adversely impacted for the full year 2009 as a result of shutting in production from the Jay Field in late 2008. Our predecessor incurred significant capital expenditures to modify the field and related facilities to increase runtime and improve cost performance and did not resume production from the Jay Field until December 2009. The historical financial statements of our predecessor for the year ended December 31, 2009 and the six months ended June 30, 2009 may not be comparable to our pro forma operating results for such periods, as the production and revenues from the Jay Field were more significant to our predecessor’s operations than they are to our pro forma results of operations. We have an 8.05% overriding royalty interest, which is unencumbered by costs, on oil production from our predecessor’s interests in the Jay Field, which represents 6% of our total estimated production for 2011, whereas our predecessor derived more than 39% of its 2008 production from the Jay Field.

Pro Forma Results of Operations

Our net income for the six months ended June 30, 2010 was $31.7 million as compared to a net loss of $48.0 million for the six months ended June 30, 2009. The increase in net income was primarily attributable to increases in the average price realized on oil sales to $74.72 per Bbl from $45.42 per Bbl. The increase in net income was also attributable to movements in derivative contracts and the absence of an impairment of our oil and natural gas properties in 2010. For the year ended December 31, 2009, we had a net loss of $60.7 million partially as a result of $70.5 million unrealized loss on derivative instruments.

Sales Revenues.  Sales revenues increased by $18.2 million to $51.0 million for the six months ended June 30, 2010 as compared to sales revenues of $32.9 million for the six months ended June 30, 2009. The increase in sales revenues was primarily attributable to higher sales prices received for our production, and was partially offset by a slight decrease in production during the period. In particular, our average sales price for oil increased from $45.42 per Bbl during the six months ended June 30, 2009 to $74.72 per Bbl for the six months ended June 30, 2010. Similarly, our average sales prices for natural gas increased from $3.74 per Mcf for the six months ended June 30, 2009 to $4.94 per Mcf for the six months ended June 30, 2010. Our average net production decreased from 5,323 Boe/d during the six months ended June 30, 2009 to 5,127 Boe/d during the six months ended June 30, 2010, primarily as a result of natural production declines, partially offset by increased production as a result of the restart of the Jay Field.

Our sales revenues for the year ended December 31, 2009 were $76.9 million. Our average sales prices for oil and natural gas for the year ended December 31, 2009 were $56.41 per Bbl and $3.84 per Mcf, respectively, and our average net production for the year ended December 31, 2009 was 5,280 Boe/d.

Effects of Derivative Contracts.  Due to changes in oil and natural gas prices, we recorded a net gain from our commodity hedging program during the first six months of 2010 of approximately $21.0 million, comprised of a realized gain of approximately $1.3 million and an unrealized gain of approximately $19.7 million as compared to a net loss of approximately $24.3 million for the first six months of 2009, comprised of realized gain of approximately $20.4 million and an unrealized loss of $44.7 million.

For the year ended December 31, 2009, we recorded a net loss from our commodity hedging program of approximately $40.0 million, comprised of a realized gain of approximately $30.4 million and an unrealized loss of approximately $70.5 million.

These derivative gains and losses reflect the allocation of historical realized and unrealized gains on losses on derivative contracts contributed to us by our predecessor. The allocation was based on a percentage of the relative fair vale of the Partnership Properties that will be contributed to us by our predecessor.

Production Expenses.  Production expenses increased slightly to $11.7 million for the six months ended June 30, 2010 as compared to $11.4 million for the same period in 2009, as a result of increased service costs. On a per Boe basis, our production expenses increased from $11.71 per Boe produced during the six months ended June 30, 2009 to $12.46 per Boe produced during the six months ended June 30, 2010 due to the increase in service costs combined with decreases in production. Generally, production expenses are relatively stable due to the long-lived nature of the Partnership Properties.

Production expenses for the year ended December 31, 2009 were $23.8 million, or $12.34 per Boe produced.

Production and Other Taxes.  Production and other taxes increased from $1.8 million, or $1.90 per Boe, for the six months ended June 30, 2009 to $2.5 million, or $2.63 per Boe produced, for the six months ended June 30, 2010. The increase in the aggregate production taxes was attributable to the increase in revenue of $18.2 million. The increase in production taxes per Boe was due to an increase in realized prices, offset by a slight decrease in tax rates.

Production and other taxes for the year ended December 31, 2009 were $5.8 million, or $2.99 per Boe produced in 2009.

Depreciation, Depletion, and Amortization Expenses.  Depreciation, depletion and amortization expenses for the six months ended June 30, 2010 totaled $14.1 million, or $15.05 per Boe produced, as compared to $14.6 million, or $15.05 per Boe produced, for the six months ended June 30, 2009. The overall decrease is primarily attributable to the non-cash impairment charge recorded in 2009 with no impairment being recorded in 2010 and to the slight decrease in production described above.

Depreciation, depletion and amortization expenses for the year ended December 31, 2009 were $29.0 million, or $15.06 per Boe produced in 2009.

Fund Management Fee.  Our predecessor has historically paid a management fee to the Fund in addition to its direct general and administrative expenses incurred. We will not be subject to this fund management fee following the formation transactions described in “Prospectus Summary — Formation Transactions and Partnership Structure.”

General and Administrative Expenses.  Allocated general and administrative expenses for the six months ended June 30, 2009 and 2010 were $5.9 million, or $6.03 per Boe produced, and $7.2 million, or $7.75 per Boe produced, respectively. This increase was primarily attributable to staff increases associated with our growth.

Allocated general and administrative expenses for the year ended December 31, 2009 were $11.3 million, or $5.85 per Boe produced.

Pro Forma Liquidity and Capital Resources

We expect that our primary sources of liquidity and capital resources after the consummation of the offering will be cash flows generated by operating activities and borrowings under the new credit facility that we intend to enter into concurrently with the closing of this offering. To help control our cash flows, we intend to maintain a portfolio of derivative contracts covering approximately 65% to 85% of our estimated oil and natural gas production over a three-to-five year period on a rolling basis.

Capital Expenditures

Maintenance capital expenditures are capital expenditures that we expect to make on an ongoing basis to maintain our production and asset base (including our undeveloped leasehold acreage). The primary purpose of maintenance capital is to maintain our production and asset base at a steady level over the long term to maintain our distributions per unit. For the twelve months ending December 31, 2011, we have estimated our maintenance capital expenditures to be $14.4 million.

Growth capital expenditures are capital expenditures that we expect to increase our production and the size of our asset base. The primary purpose of growth capital is to acquire producing assets that will increase our distributions per unit and secondarily increase the rate of development and production of our existing properties in a manner which is expected to be accretive to our unitholders. Growth capital expenditures on existing properties may include projects on our existing asset base, like horizontal re-entry programs that increase the rate of production and provide new areas of future reserve growth. Although we may make acquisitions during the year ending December 31, 2011, including potential acquisitions of producing properties from the Fund, we have not estimated any growth capital expenditures related to acquisitions, as we cannot be certain that we will be able to identify attractive properties or, if identified, that we will be able to negotiate acceptable purchase contracts.

The amount and timing of our capital expenditures is largely discretionary and within our control, with the exception of certain projects managed by other operators. If oil and natural gas prices decline below levels we deem acceptable, we may defer a portion of our planned capital expenditures until later periods. Accordingly, we routinely monitor and adjust our capital expenditures in response to changes in oil and natural gas prices, drilling and acquisition costs, industry conditions and internally generated cash flow. Matters outside of our control that could affect the timing of our capital expenditures include obtaining required permits and approvals in a timely manner and the availability of rigs and labor crews. Based on our current oil and natural gas price expectations, we anticipate that our cash flow from operations and available borrowing capacity under our new credit facility will exceed our planned capital expenditures and other cash requirements for the twelve months ending December 31, 2011. However, future cash flows are subject to a number of variables, including the level of our oil and natural gas production and the prices we receive for our oil and natural gas production, generally. There can be no assurance that our operations and other capital resources will provide cash in amounts that are sufficient to maintain our planned levels of capital expenditures.

New Credit Facility

Concurrently with the closing of this offering, we anticipate that we will enter into a new credit facility, which we expect to be a five-year, $500 million revolving credit facility with an initial borrowing base of approximately $        million. We expect the new credit facility to include typical operational and financial covenants.

We anticipate that, like our predecessor’s credit facility, our new credit facility will be reserve-based, and thus we will be permitted to borrow under our new credit facility in an amount up to the borrowing base, which is primarily based on the value of our oil and natural gas properties and our commodity derivative contracts as determined semi-annually by our lenders in their sole discretion. Our borrowing base will be subject to redetermination on a semi-annual basis based on an engineering report with respect to our estimated natural gas, NGL and oil reserves, which will take into account the prevailing natural gas, NGL and oil prices at such time, as adjusted for the impact of our derivative contracts. In the future, we may not be able to access adequate funding under our new credit facility as a result of (i) a decrease in our borrowing base due to a subsequent borrowing base redetermination, or (ii) an unwillingness or inability on the part of our lending counterparties to meet their funding obligations.

A future decline in commodity prices could result in a redetermination that lowers our borrowing base in the future and, in such case, we could be required to repay any indebtedness in excess of the borrowing base, or we will be required to pledge other oil and natural gas properties as additional collateral. We do not anticipate having any substantial unpledged properties, and we may not have the financial resources in the future to make any mandatory principal prepayments required under our new credit facility. Additionally, we anticipate that if, at the time of any distribution, our borrowings equal or exceed the maximum percentage allowed of the then-specified borrowing base, we will not be able to pay distributions to our unitholders in any such quarter without first making the required repayments of indebtedness under our new credit facility.

Partnership Derivative Contracts

Our cash flow from operations is subject to many variables, the most significant of which is the volatility of oil and natural gas prices. Oil and natural gas prices are determined primarily by prevailing market conditions, which are dependent on regional and worldwide economic activity, weather and other factors beyond our control. Our future cash flow from operations will depend on the prices of oil and natural gas and our ability to maintain and increase production through acquisitions and exploitation and development projects.

The Fund will assign certain derivative financial instruments to us at the closing of this offering, and we intend to continue to enter into derivative instruments to reduce the impact of oil and natural gas price volatility on our operations. The derivative contracts to be assigned to us by the Fund will be swaps based on NYMEX oil and natural gas prices. On a pro forma basis at June 30, 2010, we had in place oil and natural gas swaps covering significant portions of our estimated oil and natural gas production through December 31, 2014. These swap agreements cover approximately 81% of our expected 2011 oil and natural gas production based on our reserve report dated June 30, 2010. The assigned swap agreements will cover, on average, 69% of our oil and natural gas production estimates for 2012 through 2014 based on our reserve report dated June 30, 2010.

The following table summarizes, for the periods indicated, the oil and natural gas swaps that will be assigned to us at the closing of this offering, on a pro forma basis as of December 31, 2010, through December 31, 2014. We expect to use swaps as a mechanism for managing commodity price risks whereby we pay the counterparty floating prices and receive fixed prices from the counterparty. By entering into the swap agreements, we will mitigate the effect on our cash flows of changes in the prices we receive for our oil and natural gas production. These transactions are settled based upon the NYMEX-WTI price of oil and NYMEX-Henry Hub price of natural gas.

	Oil (NYMEX-WTI)
	Weighted
	Average
Term	($/Bbl)	Bbls/d

2011	$85.00	2,236
2012	$85.25	2,039
2013	$85.35	2,076
2014	$84.58	2,090

	Natural Gas
	(NYMEX-Henry Hub)
	Weighted
	Average
Term	($/MMBtu)	MMBtu/d

2011	$7.26	9,178
2012	$6.45	8,192
2013	$6.45	7,474
2014	$6.30	7,574

We anticipate that, prior to the closing of this offering, the Fund will enter into, and contribute to us at the closing of this offering, derivative contracts covering approximately 50% of our estimated oil and natural gas production for the year ending December 31, 2015, based on our reserve report dated June 30, 2010.

Pro Forma Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risk, including the effects of adverse changes in commodity prices and interest rates as described below.

The primary objective of the following information is to provide forward-looking quantitative and qualitative information about our potential exposure to market risks. The term “market risk” refers to the risk of loss arising from adverse changes in oil and natural gas prices and interest rates. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. All of our market risk sensitive instruments were entered into for purposes other than speculative trading.

Commodity Price Risk

Our major market risk exposure is in the pricing that we receive for our oil and natural gas production. Realized pricing is primarily driven by the spot market prices applicable to our oil and natural gas production. Pricing for oil and natural gas has been volatile for several years, and we expect this volatility to continue in the future. The prices we receive for our oil and natural gas production depend on many factors outside of our control, such as the strength of the global economy.

In order to reduce the impact of fluctuations in oil and natural gas prices on our revenues, or to protect the economics of property acquisitions, we intend to periodically enter into derivative contracts with respect to a significant portion of our estimated oil and natural gas production through various transactions that fix the future prices received. These transactions may include price swaps whereby we will receive a fixed price for our production and pay a variable market price to the contract counterparty. Additionally, we may enter into collars, whereby we receive the excess, if any, of the fixed floor over the floating rate or we pay the excess, if any, of the floating rate over the fixed ceiling price. These hedging activities are intended to support oil and natural gas prices at targeted levels and to manage our exposure to oil and natural gas price fluctuations.

Swaps.  In a typical commodity swap agreement, we receive the difference between a fixed price per unit of production and a price based on an agreed upon published third-party index, if the index price is lower than the fixed price. If the index price is higher, we pay the difference. By entering into swap agreements, we effectively fix the price that we will receive in the future for the hedged production. Our current swaps are settled in cash on a monthly basis.

For a summary of the oil and natural gas swaps and swap prices and resulting adjusted swap prices in place as of June 30, 2010, please read “— Pro Forma Liquidity and Capital Resources — Partnership Derivative Contracts.”

Collars.  In a typical collar arrangement, we receive the excess, if any, of the floor price over the reference price, based on NYMEX quoted prices, and pay the excess, if any, of the reference price over the ceiling price.

Interest Rate Risk

On a pro forma basis as of June 30, 2010, we had debt outstanding of $225 million, with an assumed weighted average interest rate of LIBOR plus 2.5%, or 2.78%. Assuming no change in the amount outstanding, the impact on interest expense of a 10% increase or decrease in the average interest rate would be approximately $0.6 million. In the future, we anticipate entering into interest rate derivative contracts on a portion of our outstanding debt to mitigate the risk of fluctuations in LIBOR.

Counterparty and Customer Credit Risk

Joint interest receivables arise from entities which own partial interests in the wells we operate. These entities participate in our wells primarily based on their ownership in leases on which we drill. We have limited ability to control participation in our wells. We are also subject to credit risk due to the concentration of our oil and natural gas receivables with several significant customers. Please read “Business and Properties — Marketing and Major Customers” for further detail about our significant customers. The inability or failure of our significant customers to meet their obligations to us or their insolvency or liquidation may adversely affect our financial results. In addition, our oil and natural gas derivative contracts expose us to credit risk in the event of nonperformance by counterparties.

While we do not require our customers to post collateral and do not have a formal process in place to evaluate and assess the credit standing of our significant customers or the counterparties on our derivative contracts, we do evaluate the credit standing of our customers and such counterparties as we deem appropriate under the circumstances. This evaluation may include reviewing a counterparty’s credit rating and latest financial information or, in the case of a customer with which we have receivables, reviewing their historical payment record, the financial ability of the customer’s parent company to make payment if the customer cannot and undertaking the due diligence necessary to determine credit terms and credit limits. The counterparties on our derivative contracts currently in place are lenders under our predecessor’s credit facilities, with investment grade ratings and we are likely to enter into any future derivative contracts with these or other lenders under our new credit facility that also carry investment grade ratings. Several of our significant customers for oil and natural gas receivables have a credit rating below investment grade or do not have rated debt securities. In these circumstances, we have considered the lack of investment grade credit rating in addition to the other factors described above.

Predecessor Results of Operations

Factors Affecting the Comparability of the Historical Financial Results of Our Predecessor.

The comparability of our predecessor’s results of operations among the periods presented is impacted by:

•	The following significant acquisitions by our predecessor:

•	The Denbury Acquisition in May 2010 for approximately $893 million, and

•	The acquisition of 80 producing natural gas wells located in Arkansas and Louisiana for approximately $48.7 million in January 28, 2009, which we refer to as the “Shongaloo Acquisition”;

•	The sale of certain non-core oil and natural gas properties located in Alabama, Colorado, Louisiana, New Mexico, and Texas in August and September of 2009 for $16.3 million; and

•	The shut-in of the Jay Field in December 2008, capital and other expenditures of $6.4 million to reconfigure the treating facility, reactivate wells and subsequently restart Jay Field in December 2009.

As a result of the factors listed above, historical results of operations and period-to-period comparisons of these results and certain financial data may not be comparable or indicative of future results.

Six Months Ended June 30, 2010 Compared to the Six Months Ended June 30, 2009

Our predecessor recorded net income of approximately $52.5 million in the first six months of 2010 compared to a net loss of $76.5 million in the first six months of 2009. This increase in net income was primarily driven by increasing revenue and an increase in the fair value of derivative contracts during the six months ended June 30, 2010.

Sales Revenues.  Revenues for the six months ended June 30, 2010 increased as compared to the six months ended June 30, 2009 from approximately $33.3 million to approximately $91.0 million, respectively. Included in this increase were an increase in revenues from the sale of oil from $16.9 million to $61.1 million and an increase in revenues from the sale of natural gas from $11.1 million to $20.3 million. The overall increase in revenues was primarily driven by increases in commodity sales prices and our predecessor’s production volumes, including the impact of the Denbury Acquisition in May 2010, which closed on May 14, 2010, and the restarting of the Jay Field in December 2009, which resulted in increases in revenues of $19.0 million and $27.7 million, respectively, for the six months ended June 30, 2010.

Our predecessor’s production volumes for the six months ended June 30, 2010 included 847 MBbls of oil and 4,506 MMcf of natural gas, or 4,680 Bbl/d of oil and 24,896 Mcf/d of natural gas. On an equivalent net basis, production for the first six months of 2010 was 1,716 MBoe, or 9,403 Boe/d. In comparison, our predecessor’s production volumes for the six months ended June 30, 2009 included 377 MBbls of oil and 2,798 MMcf of natural gas, or 2,083 Bbl/d of oil and 15,459 Mcf/d of natural gas. On an equivalent net basis, production for the first six months of 2009 was 944 MBoe, or 5,173 Boe/d. The primary drivers behind the increase in overall production volumes were the Denbury Acquisition completed in May 2010 and the restarting of the Jay Field in December 2009.

Our predecessor’s average sales price per Bbl for oil, excluding derivative contracts, for the six months ended June 30, 2010 was $72.11 compared with $44.95 per Bbl for the six months ended June 30, 2009. Similarly, our predecessor’s average sales price per Mcf of natural gas, excluding derivative contracts, for the six months ended June 30, 2010 was $4.50 compared with $3.98 per Mcf for the six months ended June 30, 2009.

Effects of Derivative Contracts.  Due to changes in oil and natural gas prices, our predecessor recorded a net gain from its commodity hedging program in the first six months of 2010 of approximately $47.8 million, composed of a realized gain of approximately $2.9 million and an unrealized gain of approximately $44.9 million. In contrast, our predecessor recorded a net loss from its commodity hedging program in the first six months of 2009 of approximately $38.4 million, composed of a realized gain of approximately $32.2 million, offset by an unrealized loss of approximately $70.6 million.

Production Expenses.  Our predecessor’s production expenses increased from approximately $14.8 million in the six months ended June 30, 2009 to approximately $28.6 million in the six months ended June 30, 2010, primarily as a result of our predecessor’s increased production volumes described above, and included $5.0 million in additional production expenses relating to the restarting of the Jay Field in December 2009 and $6.0 million in additional production expenses as a result of the properties acquired in the Denbury Acquisition on May 14, 2010. On a per Boe basis, our predecessor’s unit production expenses increased from $15.70 per Boe produced in the six months ended June 30, 2009 to approximately $16.67 per Boe produced in the six months ended June 30, 2010, primarily as a result of increased volumes and the restart of the Jay Field.

Depreciation, Depletion and Amortization Expenses.  Our predecessor’s depreciation, depletion and amortization expenses increased from approximately $9.8 million in the six months ended June 30, 2009 to approximately $19.2 million in the six months ended June 30, 2010, primarily as a result of increasing production volumes from the restarting of the Jay Field in December 2009 and the completion of the Denbury Acquisition in May 2010. On a per Boe basis, the increase in depreciation, depletion and amortization expenses was partially offset by increased production volumes, resulting in depreciation, depletion and amortization increasing on a per Boe basis from approximately $10.42 per Boe produced in the six months ended June 30, 2009 to approximately $11.21 per Boe produced in the six months ended June 30, 2010.

General and Administrative and Other Expenses.  Our predecessor’s general and administrative and other expenses increased from approximately $7.2 million in the six months ended June 30, 2009 to approximately $11.9 million in the six months ended June 30, 2010, primarily driven by significant staff increases in 2010 associated with our predecessor’s growth and approximately $1.5 million paid to Denbury during the six months ended June 30, 2010 for transition services from the date of the acquisition in May 2010. General and administrative and other expenses decreased, however, on a per Boe basis from approximately $7.61 per Boe produced in the six months ended June 30, 2009 to $6.93 per Boe produced in the six months ended June 30, 2010 as a result of increased production volumes.

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Our predecessor recorded a net loss of approximately $115.4 million in 2009 compared to a net loss of approximately $268.5 million in 2008. This decrease in net loss was primarily driven by a substantial decrease in impairment of our predecessor’s oil and natural gas reserves from approximately $451.4 million in 2008 to approximately $28.3 million in 2009, partially offset by a significant decrease in revenues and a decrease in the fair value of derivative contracts.

Sales Revenues.  Revenues for the year ended December 31, 2009 decreased significantly as compared to the year ended December 31, 2008, from approximately $281.1 million to approximately $72.8 million. Included in this decrease were a decline in revenues from the sale of oil from $170.7 million to $41.2 million and a decrease in revenues from the sale of natural gas from $53.7 million to $21.6 million. The overall decrease in oil revenues was primarily driven by the production being shut in the Jay Field combined with significant decreases in sales prices for oil, and the decrease in revenues from the sale of natural gas was primarily due to significantly lower natural gas prices.

Our predecessor’s production volumes for the year ended December 31, 2009 were 739 MBbls of oil and 5,359 MMcf of natural gas. On an equivalent net basis, 2009 production was 1,838 MBoe, or 5,038 Boe/d. In comparison, our predecessor’s production volumes for the year ended December 31, 2008 were 1,753 MBbls of oil and 5,590 MMcf of natural gas. On an equivalent net basis, 2008 production was 2,824 MBoe, or 7,736 Boe/d. The primary driver behind the decrease in overall production volumes was the Jay Field shut-in.

Our predecessor’s average sales price per Bbl for oil, excluding derivative contracts, for the year ended December 31, 2009 was $55.74 per Bbl compared with $97.40 per Bbl for the year ended December 31, 2008. Average sales prices for natural gas, excluding derivative contracts, also decreased from $9.62 per Mcf in 2008 to $4.03 per Mcf in 2009.

Effects of Derivative Contracts.  Due to changes in oil and natural gas prices, our predecessor recorded a net loss from its commodity hedging program in 2009 of approximately $63.1 million, composed of a realized gain of approximately $48.0 million, offset by an unrealized loss of approximately $111.1 million. In contrast, our predecessor recorded a net gain from its commodity hedging program in 2008 of approximately $134.6 million, composed of an unrealized gain of approximately $169.3 million, offset by a realized loss of approximately $34.7 million.

Production Expenses.  Our predecessor’s production expenses decreased from approximately $90.4 million, or $32.02 per Boe, in 2008 to approximately $33.3 million, or $18.13 per Boe, in 2009, primarily as a result of the Jay Field shut-in.

Impairment Expense.  Our predecessor recorded a substantial impairment under the full cost ceiling test of approximately $451.4 million in 2008, predominantly as a result of the low oil and natural gas price environment at the end of 2008 and as a result of our decision to shut in the Jay Field during this period. The comparable impairment for the year ended December 31, 2009 was approximately $28.3 million.

Depreciation, Depletion and Amortization Expenses.  Our predecessor’s depreciation, depletion and amortization expenses also decreased significantly from approximately $49.3 million, or $17.46 per Boe produced, in 2008 to approximately $17.0 million, or $9.24 per Boe produced, in 2009. The decrease is a direct result of the full cost ceiling impairment recognized in 2008, which decreased the carrying amount of our predecessor’s oil and natural gas properties subject to depletion by $451.4 million.

General and Administrative and Other Expenses.  Our predecessor’s general and administrative and other expenses increased from approximately $14.9 million, or $5.26 per Boe produced, in 2008 to approximately $19.5 million, or $10.59 per Boe produced, in 2009. General and administrative and other expenses increased with the move of our predecessor’s headquarters from Denver to Houston.

Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Our predecessor recorded a net loss of approximately $268.5 million in 2008 compared to a net loss of approximately $168.7 million in 2007. This increase in net loss was driven primarily by the substantial impairment charge of approximately $451.4 million, partially offset by a significant increase in revenues and an increase in the fair value of derivative contracts.

Sales Revenues.  Our predecessor’s revenues for the year ended December 31, 2008 increased significantly as compared to the year ended December 31, 2007 from approximately $171.3 million to approximately $281.1 million. Included in this increase were increases in revenues from the sale of oil from $120.0 million to $170.7 million and increases in revenues from the sale of natural gas from $37.3 million to $53.8 million. The increase in revenues was primarily attributable to higher oil and natural gas prices in 2008 as compared to 2007.

Our predecessor’s production volumes for the year ended December 31, 2008 were 1,753 MBbls of oil and 5,590 MMcf of natural gas. On an equivalent net basis, 2008 production was 2,824 MBoe, or 7,736 Boe/d. In comparison, our predecessor’s production volumes for the year ended December 31, 2007 were

1,668 MBbls of oil and 5,476 MMcf of natural gas. On an equivalent net basis, 2007 production was 2,701 MBoe, or 7,401 Boe/d.

Our predecessor’s average realized sales price, excluding derivative contracts, for oil for the year ended December 31, 2008 was $97.40 per Bbl compared with $71.94 per Bbl for the year ended December 31, 2007. Average sales prices for natural gas excluding derivative contracts increased to $9.62 per Mcf in 2008 to $6.81 per Mcf in 2007.

Effects of Derivative Contracts.  Due to changes in commodity prices, our predecessor recorded a net gain from its commodity hedging program in 2008 of approximately $134.6 million, composed of a realized loss of approximately $34.7 million, offset by an unrealized gain of approximately $169.3 million. In contrast, our predecessor recorded a net loss from its commodity hedging program in 2007 of approximately $150.4 million, comprised of a realized gain of approximately $6.9 million, offset by an unrealized loss of approximately $157.3 million.

Production Expenses.  Our predecessor’s production expenses increased in 2008 to approximately $90.4 million from approximately $77.8 million, primarily as a result of increased production volumes.

Impairment Expense.  Our predecessor did not record an impairment under the full cost ceiling test in 2007. In 2008, however, our predecessor recorded a substantial impairment under the full cost ceiling test of approximately $451.4 million, partially as a result of the low oil and natural gas price environment at the end of 2008 and partially as a result of our decision to shut in the Jay Field during this period.

Depreciation, Depletion and Amortization Expenses.  Our predecessor’s depreciation, depletion and amortization expenses increased from approximately $42.9 million, or $15.88 per Boe produced, in 2007 to approximately $49.3 million, or $17.46 per Boe produced, in 2008.

General and Administrative and Other Expenses.  Our predecessor’s general and administrative and other expenses decreased from approximately $20.7 million, or $7.66 per Boe produced, in 2007 to approximately $14.9 million, or $5.26 per Boe produced, in 2008, primarily driven by a reduction in personnel.

Predecessor Liquidity and Capital Resources

Our predecessor’s primary sources of capital and liquidity have been proceeds from bank borrowings, capital contributions from the partners of its limited partnerships and cash flow from operations. To date, our predecessor’s primary use of capital has been for the acquisition of oil and natural gas properties.

Net bank borrowings were approximately $226.3 million, $88.8 million, $86.5 million, $97.3 million and $547.7 million at December 31, 2007, 2008 and 2009 and June 30, 2009 and 2010, respectively. Net bank borrowings during those periods were used primarily to fund acquisitions of oil and natural gas properties and for working capital. A total of $167.7 million was invested in the development of oil and natural gas properties during those periods. During the first six months of 2010, our predecessor incurred approximately $461.2 million of indebtedness in connection with the Denbury Acquisition.

Predecessor Cash Flows

Net cash provided by operating activities was approximately $24.8 million, $75.3 million, $71.1 million, $41.2 million and $15.9 million for the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2009 and 2010, respectively. Though revenues increased significantly from the six months ended June 30, 2009 to the six months ended June 30, 2010, our net cash provided by operating activities decreased during that same period as a result of collections of accounts receivable related to the Denbury Acquisition not yet being reflected during the respective periods. Cash provided by (used in) operating activities is impacted by the prices received for oil and natural gas sales and levels of production volumes. Our predecessor’s production volumes in the future will in large part be dependent upon the dollar amount and results of future capital expenditures. Future levels of capital expenditures made by our predecessor may vary due to many factors, including drilling results, oil and natural gas prices, industry conditions, prices and availability of goods and services and the extent to which proved properties are acquired.

Net cash used in investing activities by our predecessor was approximately $73.0 million, $137.2 million, $61.7 million, $59.7 million and $904.2 million for the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2009 and 2010, respectively. The increase in cash used in investing activities from 2007 to 2008 was principally due to increased additions to oil and gas properties and investment in Ute Energy and marketable equity securities. The decrease from 2008 to 2009 was mainly due to reduced additions to oil and gas properties, along with fewer proceeds received from the sale of oil and gas properties, partially offset by the acquisition of the Shongaloo properties. The cash used in investing activities for the six months ended June 30, 2010 was attributable to the Denbury Acquisition.

Net cash provided by (used in) financing activities by our predecessor was approximately $89.9 million, $30.2 million, $(13.3) million, $12.1 million and $890.4 million for the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2009 and 2010, respectively. The decrease in cash provided by financing activities from 2007 to 2008 was the result of a repayment of bank borrowings, partially offset by contributions by partners and minority interest owners. The cash inflow during the six months ended June 30, 2010 was primarily attributable to contributions by partners and minority interest owners and from increased bank borrowings to fund the Denbury Acquisition.

Predecessor Working Capital

Our predecessor’s working capital totaled $(0.1) million and $16.0 million at December 31, 2009 and June 30, 2010, respectively. Our predecessor’s collection of receivables has historically been timely, and losses associated with uncollectible receivables have historically not been significant. Our predecessor’s cash balances totaled $17.2 million and $19.2 million at December 31, 2009 and June 30, 2010, respectively.

Predecessor Derivative Contracts

The following table summarizes, for the periods presented, our predecessor’s oil and natural gas swaps in place as of June 30, 2010 through December 31, 2014. Our predecessor uses swaps as a mechanism for managing commodity price risks whereby it pays the counterparty floating prices and receives fixed prices from the counterparty. By entering into the swap agreements, our predecessor mitigates the effect on its cash flows of changes in the prices it receives for its oil and natural gas production. These transactions are settled based upon the NYMEX-WTI price of oil and NYMEX-Henry Hub price of natural gas on the average of the three final trading days of the month, with settlement occuring on the fifth day of the production month.

	Oil
	(NYMEX-WTI)
	Weighted
	Average
Term	($/Bbl)	Bbls/d

2010	$76.77	6,380
2011	$76.02	5,521
2012	$76.46	4,644
2013	$75.43	4,591
2014	$80.62	2,741

	Natural Gas
	(NYMEX-Henry Hub)
	Weighted
	Average
Term	($/MMBtu)	MMBtu/d

2010	$4.79	46,889
2011	$5.66	42,660
2012	$5.84	34,161
2013	$6.06	30,765
2014	$6.23	26,347

In addition to the oil and natural gas swap contracts in place, our predecessor has also entered into oil and natural gas collars related to certain portions of its expected production. The following table summarizes, for the periods indicated, our predecessor’s oil and natural gas collars as of June 30, 2010:

			Weighted	Weighted
			Average	Average
	Volume Per	Quantity	Floor	Ceiling	Price	Contract
Collars	Day	Type	Pricing	Pricing	Index	Period

Oil	700	Bbls	$70.00	$110.00	NYMEX-WTI	1/1/11 - 12/31/12
Oil	70	Bbls	$60.00	$77.93	NYMEX-WTI	1/1/12 - 12/31/14
Natural Gas	1,598	MMBtu	$7.00	$8.90	NYMEX-Henry Hub	1/1/10 - 12/31/10
Natural Gas	2,518	MMBtu	$6.50	$8.70	NYMEX-Henry Hub	1/1/12 - 12/31/14

The following tables summarize, as of June 30, 2010, for the periods presented, certain financial instruments entered into to fix the basis differential of our predecessor’s natural gas production during the period from January 1, 2010 through December 31, 2014. These contracts are designed to effectively fix a price differential between the NYMEX-Henry Hub price and the index price at which the physical natural gas is sold. Although our predecessor markets its natural gas production at numerous delivery points, it only has basis differential derivative contracts with respect to natural gas delivered to Texas Gas Transmission Corp. which were entered into to address production associated with the Shongaloo acquisition.

	Texas Gas Transmission Corp.
				Basis
	NYMEX-Henry Hub			Adjusted
	Swap Price		Basis per	Swap Price
Term	per MMBtu	MMBtu/d	MMBtu	per MMBtu

2010	$4.32	3,261	$(0.17)	$4.15
2011	$5.34	2,967	$(0.16)	$5.18
2012	$5.79	2,630	$(0.16)	$5.63
2013	$6.07	2,473	$(0.15)	$5.92
2014	$6.36	2,473	$(0.15)	$6.21

The Fund’s Credit Facilities

In May 2010, to partially fund the Denbury Acquisition, the Fund entered into three separate credit agreements that mature in 2014, which we refer to as the Credit Facilities, with a syndicated bank group. The Credit Facilities have an aggregate maximum commitment of $850 million, which includes a $200 million accordion option, and an aggregate current borrowing base of $650 million. Two of the Credit Facilities are secured by mortgages on oil and natural gas properties, including the Partnership

Properties, and related assets and the other Credit Facility is secured by the borrower’s preferred limited partner interest in one of its subsidiaries. We expect that the Credit Facilities will be amended to permit the contribution of the Partnership Properties by the Fund to us in connection with the closing of this offering.

Borrowings under the Credit Facilities bear interest at the alternative base rate, or ABR, or the Eurodollar Rate plus a margin based on the borrowing base utilization. The ABR is defined as the higher of the prime rate or the sum of the Federal Funds Effective Rate plus one-half percent. The Eurodollar Rate is defined as the applicable London Interbank Offer Rate for deposits in U.S. dollars.

As of June 30, 2010, the weighted average interest rate was 3.09% under the Credit Facilities. Our predecessor’s aggregate borrowings under the Credit Facilities totaled $547.7 million at June 30, 2010.

The Credit Facilities contain financial and other covenants, including a current ratio test and an interest coverage test. The Fund and its affiliates were in compliance with all covenants at June 30, 2010.

It is expected that the Fund and its affiliates will use a portion of the cash they receive from us at the closing of this offering, as partial consideration for the contribution of the Partnership Properties, to repay outstanding borrowings and reduce the aggregate commitments under the Credit Facilities. Please read “Use of Proceeds.”

Predecessor Contractual Obligations

A summary of our predecessor’s contractual obligations in millions as of June 30, 2010 is provided in the following table.

	Obligations Due in Period
Contractual Obligation	2010	2011-2012	2013-2014	Thereafter	Total

Long-term debt	$—	$—	$547.7	$—	$547.7
Interest on long-term debt(a)	16.0	30.0	27.2	—	73.2
Capital leases(b)	—	0.1	—	—	0.1
Operating leases(b)	0.3	13.0	—	—	13.3

Total contractual obligations	$16.3	$43.1	$574.9	$—	$634.3

(a)	Based upon the weighted average interest rate of approximately 3.09% under the Credit Facilities at June 30, 2010.

(b)	See note 12 to our predecessor’s audited consolidated financial statements as of and for the period ended December 31, 2009 for a description of lease obligations.

Predecessor Quantitative and Qualitative Disclosure About Market Risk

Our predecessor is exposed to market risk, including the effects of adverse changes in commodity prices and interest rates as described below.

The primary objective of the following information is to provide quantitative and qualitative information about our predecessor’s potential exposure to market risks. The term “market risk” refers to the risk of loss arising from adverse changes in oil and natural gas prices and interest rates. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. All of our predecessor’s market risk sensitive instruments were entered into for purposes other than speculative trading.

Commodity Price Risk

Our predecessor’s major market risk exposure is in the pricing that it receives for its oil and natural gas production. Realized pricing is primarily driven by the spot market prices applicable to its natural gas production and the prevailing price for oil. Pricing for oil and natural gas has been volatile and unpredictable for several years, and this volatility is expected to continue in the future. The prices our predecessor receives for its oil and natural gas production depend on many factors outside of its control, such as the strength of the global economy.

To reduce the impact of fluctuations in oil and natural gas prices on our predecessor’s revenues, or to protect the economics of property acquisitions, our predecessor periodically enters into derivative contracts with respect to a portion of its projected oil and natural gas production through various transactions that fix the future prices received. These transactions may include price swaps whereby our predecessor will receive a fixed price for its production and pay a variable market price to the contract counterparty. Additionally, our predecessor may enter into collars, whereby our predecessor receives the excess, if any, of the fixed floor over the floating rate or pays the excess, if any, of the floating rate over the fixed ceiling price. These hedging activities are intended to support oil and natural gas prices at targeted levels and to manage our predecessor’s exposure to oil and natural gas price fluctuations. Our predecessor does not enter into derivative contracts for speculative trading purposes.

Swaps.  In a typical commodity swap agreement, our predecessor receives the difference between a fixed price per unit of production and a price based on an agreed upon published third-party index, if the index price is lower than the fixed price. If the index price is higher, our predecessor pays the difference. By entering into swap agreements, our predecessor effectively fixes the price that it will receive in the future for the hedged production. Our predecessor’s swaps are settled in cash on a monthly basis.

For a summary of the oil and natural gas swaps and oil and natural gas swap prices, related basis swap prices and resulting adjusted swap prices in place as of June 30, 2010, please read “— Predecessor Liquidity and Capital Resources — Predecessor Derivative Contracts.”

Collars.  In a typical collar arrangement, our predecessor receives the excess, if any, of the floor price over the reference price, based on NYMEX quoted prices, and pay the excess, if any, of the reference price over the ceiling price.

For a summary of the oil and natural gas collars in place as of June 30, 2010, please read “— Predecessor Liquidity and Capital Resources — Predecessor Derivative Contracts.”

Interest Rate Risk

At June 30, 2010, our predecessor had $547.7 million of debt outstanding under the Credit Facilities, with a weighted average floating interest rate of 3.09%. Assuming no change in the amount outstanding, the impact on interest expense of a 10% increase or decrease in the average interest rate, after giving effect to our predecessor’s existing interest rate swaps, would be approximately $0.4 million.

Counterparty and Customer Credit Risk

Joint interest receivables arise from entities which own partial interests in the wells our predecessor operates. These entities participate in our predecessor’s wells primarily based on their ownership in leases on which our predecessor drills. Our predecessor has limited ability to control participation in its wells. Our predecessor is also subject to credit risk due to the concentration of its oil and natural gas receivables with several significant customers. Please read “Business and Properties — Marketing and Major Customers” for further detail about our predecessor’s significant customers. The inability or failure of our predecessor’s significant customers to meet their obligations to our predecessor or their insolvency or liquidation may adversely affect our predecessor’s financial results. In addition, our predecessor’s oil and natural gas derivative contracts expose our predecessor to credit risk in the event of nonperformance by counterparties.

While our predecessor does not require its customers to post collateral and does not have a formal process in place to evaluate and assess the credit standing of its significant customers or the counterparties on its derivative contracts, our predecessor does evaluate the credit standing of its customers and such counterparties as it deems appropriate under the circumstances. This evaluation may include reviewing a counterparty’s credit rating and latest financial information or, in the case of a customer with which our predecessor has receivables, reviewing their historical payment record, the financial ability of the customer’s parent company to make payment if the customer cannot and undertaking the due diligence necessary to determine credit terms and credit limits. The counterparties on our predecessor’s derivative contracts currently in place are lenders under the Credit Facilities, with investment grade ratings and our predecessor is likely to enter into any future derivative contracts with these or other lenders under the Credit Facilities that also carry investment grade ratings. Several of our predecessor’s significant customers for oil and natural gas receivables have a credit rating below investment grade or do not have rated debt securities. In these circumstances, our predecessor has considered the lack of investment grade credit rating in addition to the other factors described above.

Critical Accounting Policies and Estimates

The discussion and analysis of our predecessor’s and our financial condition and results of operations are based upon each of our respective consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is a reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. Estimates and assumptions are evaluated on a regular basis. We and our predecessor base our respective estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from the estimates and assumptions used in preparation of the financial statements. What follows is a discussion of the more significant accounting policies, estimates and judgments.

Upon the closing of this offering, the consolidated historical financial statements of our predecessor will become the historical financial statements of QR Energy, LP. Consequently, the critical accounting policies and estimates of our predecessor will become our critical accounting policies and estimates. We believe these accounting policies reflect the more significant estimates and assumptions used in preparation of the financial statements. Please read Note 2 of the Notes to the Consolidated Financial Statements of our predecessor, included elsewhere in this prospectus, for a discussion of additional accounting policies, estimates and judgments made by its management.

Oil and Natural Gas Reserve Quantities

Our and our predecessor’s estimates of proved reserves are based on the quantities of oil and natural gas that engineering and geological analyses demonstrate, with reasonable certainty, to be recoverable from established reservoirs in the future under current operating and economic parameters. Miller and Lents, Ltd., our and our predecessor’s independent reserve engineering firm, prepares a fully-engineered reserve and economic evaluation of all our properties on a lease, unit or well-by-well basis, depending on the availability of well-level production data. The estimates of the proved reserves attributable to the Partnership Properties as of December 31, 2009 and June 30, 2010 included in this prospectus were prepared by our internal reserve engineers, but only our estimated proved reserves as of June 30, 2010 have been audited by an independent reserve engineering firm. On a going forward basis, we expect that Miller & Lents, Ltd. will prepare a reserve report as of December 31 of each year, and we will prepare internal estimates of our proved reserves as of June 30 of each year.

We and our predecessor prepare our reserve estimates, and the projected cash flows derived from these reserve estimates in accordance with SEC guidelines, which is used for our quarterly ceiling tests. Our independent engineering firm adheres to the same guidelines when preparing their reserve reports.

The accuracy of our and our predecessor’s reserve estimates is a function of many factors, including the quality and quantity of available data, the interpretation of that data, the accuracy of various economic assumptions, and the judgments of the individuals preparing the estimates.

Our and our predecessor’s proved reserve estimates are also a function of many assumptions, all of which could deviate significantly from actual results. For example, when the price of oil and natural gas increases, the economic life of our and our predecessor’s properties is extended, thus increasing estimated proved reserve quantities and making certain projects economically viable. Likewise, if oil and natural gas prices decrease, the properties economic life is reduced and certain proved projects may become uneconomic, reducing estimated proved reserved quantities. Oil and natural gas price volatility adds to the uncertainty of our and our predecessor’s reserve quantity estimates. As such, reserve estimates may materially vary from the ultimate quantities of oil, natural gas and natural gas liquids eventually recovered.

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-03 to align the oil and natural gas reserve estimation and disclosure requirements of Extractive Industries — Oil and Gas Topic of the Accounting Standards Codification with the requirements in the SEC’s final rule, Modernization of the Oil and Gas Reporting Requirements. We implemented ASU 2010-03 as of December 31, 2009. Key items in the new rules include changes to the pricing used to estimate reserves and calculate the full cost ceiling limitation whereby an unweighted average of the first-day-of-the-month price for each month within the applicable twelve-month period is used rather than a single day spot price, the use of new technology for determining reserves, the ability to include nontraditional resources in reserves and permitting disclosure of probable and possible reserves.

Full Cost Method of Accounting

The accounting for our and our predecessor’s businesses is subject to special accounting rules that are unique to the oil and natural gas industry. There are two allowable methods of accounting for oil and natural gas business activities: the successful efforts method and the full cost method. We and our predecessor follow the full cost method of accounting. All direct costs and certain indirect costs associated with the acquisition, exploration and development of natural gas and oil properties are capitalized. Exploration and development costs include dry-well costs, geological and geophysical costs, direct overhead related to exploration and development activities and other costs incurred for the purpose of finding natural gas and oil reserves. Amortization of natural gas and oil properties is provided using the unit-of-production method based on estimated proved natural gas and oil reserves. Sales and abandonments of natural gas and oil properties being amortized are accounted for as adjustments to the full cost pool, with no gain or loss recognized, unless the adjustments would significantly alter the relationship between capitalized costs and estimated proved natural gas and oil reserves. A significant alteration would not ordinarily be expected to occur upon the sale of reserves involving less than 25% of the reserve quantities of a cost center.

In accordance with full cost accounting rules, capitalized costs are subject to a limitation. The capitalized cost of natural gas and oil properties, net of accumulated depreciation, depletion and amortization, less any related deferred income taxes, may not exceed an amount equal to the present value of future net revenues from estimated proved natural gas and oil reserves, discounted at 10% per annum, plus the lower of cost or fair value of unproved properties, plus estimated salvage value, less related tax effects (the “ceiling limitation”). Beginning with the December 31, 2009 calculation, our and our predecessor’s full cost ceiling limitation is calculated using the unweighted arithmetic average first-day-of-the-month natural gas and oil prices for the most recent prior 12 months as of the balance sheet date and adjusted for “basis” or location differential, held constant over the life of the reserves. Prior to December 31, 2009, the full cost ceiling limitation calculation required companies to use natural gas and oil prices on the last day of the period. If capitalized costs exceed the ceiling limitation, the excess must be charged to expense. Once incurred, a write-down is not reversible at a later date. During the year ended December 31, 2009, total capitalized costs of our predecessor’s natural gas and oil properties exceeded its ceiling limitation, resulting in a non-cash ceiling impairment of $28.3 million, all of which was incurred in the first quarter of 2009 under the previous rules in effect at the time. On a pro forma basis, approximately $18.0 million of this amount was attributable to the Partnership Properties. For the year ended December 31, 2008, total capitalized costs of our predecessor’s natural gas and oil properties exceeded our predecessor’s ceiling limitation, as calculated under the previous rules, resulting in a non-cash ceiling impairment of $449.7 million.

Unevaluated Properties

The balance of unevaluated properties consists of capital costs incurred for undeveloped acreage, wells and production facilities in progress and wells pending determination, together with capitalized interest costs for these projects. These costs are initially excluded from our and our predecessor’s amortization base until the outcome of the project has been determined or, generally, until it is known whether proved reserves will be assigned to the property. We and our predecessor assess all items classified as unevaluated property on a quarterly basis for possible impairment or reduction in value. We and our predecessor assess our respective properties on an individual basis or as a group if properties are individually insignificant. Our and our predecessor’s assessments include consideration of the following factors, among others: intent to drill; remaining lease term; geological and geophysical evaluations; drilling results and activity; the assignment of proved reserves; and the economic viability of development if proved reserves are assigned. During any period in which these factors indicate an impairment, the cumulative drilling costs incurred to date for such property and all or a portion of the associated leasehold costs are transferred to the full cost pool and are then subject to amortization. We estimate that substantially all of our respective costs classified as unproved as of the balance sheet date will be evaluated and transferred within a five year period from the date of acquisition, contingent on our respective capital expenditures and drilling programs.

Asset Retirement Obligation

The initial estimated retirement obligation associated with oil and natural gas properties is recognized as a liability, with a corresponding increase in the carrying value of oil and natural gas properties. Amortization expense is recognized over the estimated productive life of the related assets. If the fair value of the estimated asset retirement obligation changes, an adjustment is recorded to both the asset retirement obligation and the asset retirement cost. Revisions in estimated liabilities can result from revisions of estimated inflation rates, escalating retirement costs and changes in the estimated timing of settling asset retirement obligations.

Revenue Recognition and Natural Gas Balancing

Oil and natural gas revenues are recorded when title passes to the customer, net of royalties, discounts and allowances, as applicable. We and our predecessor account for oil and natural gas production imbalances using the sales method, whereby we and our predecessor recognize revenue on all natural gas and oil sold to our customers notwithstanding the fact that its ownership may be less than 100% of the oil and natural gas sold. Liabilities are recorded for imbalances greater than our respective proportionate shares of remaining estimated and oil natural gas reserves.

Derivative Contracts and Hedging Activities

Current accounting rules require that all derivative contracts, other than those that meet specific exclusions, be recorded at fair value. Quoted market prices are the best evidence of fair value. If quotations are not available, management’s best estimate of fair value is based on the quoted market price of derivatives with similar characteristics or on other valuation techniques.

Our and our predecessor’s derivative contracts are either exchange-traded or transacted in an over-the-counter market. Valuation is determined by reference to readily available public data. Option fair values are based on the Black-Scholes option pricing model and verified against the applicable counterparty’s fair values.

We and our predecessor recognize all of our respective derivative contracts as either assets or liabilities at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative contract depends on whether it has been designated and qualifies as part of a hedging relationship, and further, on the type of hedging relationship. For those derivative contracts that are designated and qualify as hedging instruments, we designate the hedging instrument, based on the exposure being hedged, as either a fair value hedge or a cash flow hedge. For derivative contracts not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. None of our or our predecessor’s derivatives was designated as a hedging instrument during 2009, 2008 and 2007 and the six months ended June 30, 2010.

Recently Issued Accounting Pronouncements

On July 21, 2010, the FASB issued ASU 2010-20 “Receivables (Topic 310) — Disclosures about the Credit Quality of Financial Receivables and the Allowance for Credit Losses.” ASU 2010-20 requires disclosure of additional information to assist financial statement users to understand more clearly an entity’s credit risk exposures to finance receivables and the related allowance for credit losses. ASU 2010-20 is effective for all public companies for interim and annual reporting periods ending on or after December 15, 2010, with specific items, such as the allowance rollforward and modification disclosures, effective for periods beginning after December 15, 2010. We do not expect the adoption of this new guidance to have an impact on our financial position, cash flows or results of operations.

In April 2010, the FASB issued ASU 2010-14, which amends the guidance on oil and natural gas reporting in Accounting Standards Codification 932.10.S99-1 by adding the Codification of SEC Regulation S-X, Rule 4-10 as amended by the SEC Final Rule 33-8995. Both ASU 2010-03 and ASU 2010-14 are effective for annual reporting periods ending on or after December 31, 2009. Application of the revised rules is prospective and companies are not required to change prior period presentation to conform to the amendments.

In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures About Fair Value Measurements,” which provides amendments to fair value disclosures. ASU 2010-06 requires additional disclosures and clarifications of existing disclosures for recurring and nonrecurring fair value measurements. The revised guidance for transfers into and out of Level 1 and Level 2 categories, as well as increased disclosures around inputs to fair value measurement, was adopted January 1, 2010, with the amendments to Level 3 disclosures effective beginning after January 1, 2011. ASU 2010-06 concerns disclosure only. Both the current and future adoption does not have a material impact on our or our predecessor’s financial position or results of operations.

Internal Controls and Procedures

Prior to the completion of this offering, our predecessor has been a private company with limited accounting personnel and other supervisory resources to adequately execute its accounting processes and address its internal control over financial reporting. This lack of adequate accounting resources contributed to audit adjustments to the financial statements for the year ended December 31, 2009 and review adjustments for the six months ended June 30, 2010. In connection with our predecessor’s audit for the year ended December 31, 2009, our predecessor’s independent registered accounting firm identified and communicated to our predecessor material weaknesses, including a material weakness related to maintaining an effective control environment in that the design and operation of its controls have not consistently resulted in effective review and supervision.

The lack of adequate staffing levels resulted in insufficient time spent on review and approval of certain information used to prepare our predecessor’s financial statements. This material weakness contributed to multiple audit and review adjustments and the following individual material weaknesses:

•	Our predecessor did not design and operate effective controls to ensure the completeness and accuracy of the inputs with respect to the full cost ceiling impairment test and depreciation, depletion and amortization calculations.

•	Our predecessor did not design and operate effective controls over the calculation and review of the non-performance risk adjustment related to the valuation of derivative contracts.

•	For the six months ended June 30, 2010, our predecessor did not design and operate effective controls to ensure that all revenue was recognized and expenses recorded in connection with its newly acquired Denbury Assets.

During the first six months of 2010, our predecessor also did not maintain effective controls over completeness and accuracy of the inputs with respect to depreciation, depletion and amortization calculations or the non-performance risk adjustment related to estimates of fair value of derivative contracts.

After the closing of this offering, our management team and financial reporting oversight personnel will be those of our predecessor, and thus, we will face the same control deficiencies described above.

Management is beginning to take steps to address the causes of the 2009 and 2010 adjustments by putting into place new accounting processes and control procedures and hiring additional personnel.

While we have begun the process of evaluating our internal control over financial reporting, we are in the early phases of our review and may not complete our review until after this offering is completed. We cannot predict the outcome of our review at this time. During the course of the review, we may identify additional control deficiencies, which could give rise to significant deficiencies and other material weaknesses, in addition to the material weaknesses previously identified. Each of the material weaknesses described above could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate the material weaknesses described above or avoid potential future material weaknesses.

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes Oxley Act of 2002, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Though we will be required to disclose changes made to our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. To comply with the requirements of being a public company, we will need to upgrade our systems, implement additional internal controls, reporting systems and procedures and hire additional accounting, finance and legal staff.

Further, our independent registered public accounting firm is not yet required to formally attest to the effectiveness of our internal controls over financial reporting until the year following our first annual report required to be filed with the SEC. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to remedy or avoid material weaknesses or significant deficiencies in the future.

Inflation

Inflation in the United States has been relatively low in recent years and did not have a material impact on our results of operations for the years ended December 31, 2007, 2008 and 2009. Although the impact of inflation has been insignificant in recent years, it is still a factor in the U.S. economy, and we tend to experience inflationary pressure on the cost of oilfield services and equipment, as increasing oil and natural gas prices increase drilling activity in our areas of operations.

Off-Balance Sheet Arrangements

Currently, neither we nor our predecessor have any off-balance sheet arrangements.

BUSINESS AND PROPERTIES

The following Business and Properties discussion should be read in conjunction with the “Selected Historical and Pro Forma Financial Data” and the accompanying financial statements and related notes included elsewhere in this prospectus. Unless otherwise indicated, all references to financial or operating data on a pro forma basis give effect to the transactions described under “Prospectus Summary — Formation Transactions and Partnership Structure” and in the Unaudited Pro Forma Condensed Financial Statements included elsewhere in this prospectus.

Overview

We are a Delaware limited partnership formed in September 2010 by affiliates of the Fund to own and acquire producing oil and natural gas properties in North America. Our properties consist of mature, legacy onshore oil and natural gas reservoirs with long-lived, predictable production profiles. As of June 30, 2010, our total estimated proved reserves were approximately 30.0 MMBoe, of which approximately 69% were oil and NGLs and 69% were classified as proved developed reserves. As of June 30, 2010, we operated 83% of our assets, as measured by value, based on the estimated future net revenues discounted at 10% of our estimated proved reserves, or standardized measure. Our estimated proved reserves had standardized measure of $474.2 million as of June 30, 2010. Based on our pro forma average net production for the six months ended June 30, 2010 of 5,127 Boe/d, our total estimated proved reserves had a reserve-to-production ratio of 16.0 years.

We believe our business relationship with the Fund enhances our ability to grow our estimated proved reserves over time. The Fund is a collection of limited partnerships formed by the founders of Quantum Energy Partners and Don Wolf, the Chairman of the Board of our general partner, for the purpose of acquiring mature, legacy producing oil and natural gas properties with similar characteristics to the Partnership Properties. After giving effect to its contribution of the Partnership Properties to us, the Fund had total estimated proved reserves of 53.5 MMBoe, of which approximately 79% were classified as proved developed reserves, with standardized measure of $560.7 million as of June 30, 2010, and interests in over 1,000 gross oil and natural gas wells, with pro forma average net production of approximately 12,518 Boe/d for the six months ended June 30, 2010. We believe that the majority of the Fund’s retained assets are currently suitable for acquisition by us, based on our criteria that properties consist of mature, legacy onshore oil and natural gas reservoirs with long-lived, predictable production profiles. The Fund has informed us that it intends to offer us the opportunity to purchase these mature, onshore producing oil and natural gas assets, from time to time, in future periods. For a discussion of our future acquisition opportunities with the Fund and its affiliates, please read “— Our Principal Business Relationships.”

Our Properties

Our properties are located across four diverse producing regions and consist of mature, legacy onshore oil and natural gas reservoirs with long-lived, predictable production profiles. Approximately 72% of our estimated reserves as measured by value, based on standardized measure, have had associated production since 1970. As of June 30, 2010, we produced from approximately 2,100 gross wells across our properties, with an average working interest of 25%, and a 66% value-weighted average working interest, based on standardized measure. Based on our June 30, 2010 reserve report, the average estimated decline rate for our existing proved developed producing reserves is approximately 9% for 2011, approximately 9% compounded average decline for the subsequent five years and approximately 8% thereafter. As of June 30, 2010, approximately 9.4 MMBoe, or 31%, of our estimated proved reserves were classified as proved undeveloped. Such proved undeveloped reserves were approximately 82% oil and included 325 identified low-risk infill drilling, recompletion and development opportunities in known productive areas. Based on the production estimates from our reserve report dated June 30, 2010, we believe that through 2015, our low-risk development inventory will provide us with the opportunity to grow our average net production to approximately 5,600 Boe/d without acquiring incremental reserves.

The following table summarizes pro forma information by producing region regarding our estimated oil and natural gas reserves as of June 30, 2010 and our average net production for the six months ended June 30, 2010.

						Average Net
	Estimated Pro Forma				Standardized	Pro Forma		Producing
	Net Proved Reserves (MBoe)			% Oil and	Measure(1)	Production		Wells
	Developed	Undeveloped	Total	NGLs	(in millions)	Boe/d	%	Gross	Net

Permian Basin	9,340	8,238	17,578	90%	$305.5	2,316	45%	1,661	313
Ark-La-Tex	6,735	1,194	7,929	32%	91.0	1,723	34%	225	125
Mid-Continent	2,349	—	2,349	43%	28.8	572	11%	199	92
Gulf Coast(2)	2,114	—	2,114	55%	48.9	516	10%	14	4

Total	20,538	9,432	29,970	69%	$474.2	5,127	100%	2,099	534

(1)	Standardized measure is calculated in accordance with Statement of Financial Accounting Standards No. 69 “Disclosures About Oil and Gas Producing Activities.” Because we are a limited partnership, we are generally not subject to federal or state income taxes and thus make no provision for federal or state income taxes in the calculation of our standardized measure.

(2)	Includes estimated oil reserves attributable to an 8.05% overriding royalty interest on oil production from the Fund’s 92% working interest in the Jay Field, which represents approximately 4% of our pro forma average net daily production for the six months ended June 30, 2010. For more information regarding our overriding oil royalty interest in the Jay Field, please read “— Summary of Oil and Natural Gas Properties and Projects — The Gulf Coast Area — Overriding Oil Royalty Interest in Jay Field.”

Our Hedging Strategy

We expect to adopt a hedging policy in which we will enter into derivative contracts covering approximately 65% to 85% of our estimated oil and natural gas production over a three-to-five year period on a rolling basis. For the years ending December 31, 2011, 2012, 2013 and 2014, the Fund will contribute to us at the closing of this offering derivative contracts covering approximately 81%, 73%, 68% and 66%, respectively, of our estimated oil and natural gas production as of June 30, 2010, based on our reserve report. By removing a significant portion of price volatility associated with our estimated future oil and natural gas production, we have mitigated, but not eliminated, the potential effects of changing oil and natural gas prices on our cash flow from operations for those periods. We anticipate that, prior to the closing of this offering, the Fund will enter into, and will contribute to us at the closing of this offering, derivative contracts covering approximately 50% of our production for the year ending December 31, 2015, based on our June 30, 2010 reserve report. We intend to enter into future derivative contracts on an opportunistic basis. For a description of our derivative contracts, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Pro Forma Liquidity and Capital Resources — Partnership Derivative Contracts.”

Our Business Strategies

Our primary business objective is to generate stable cash flows allowing us to make quarterly cash distributions to our unitholders and, over time, to increase our quarterly cash distributions. To achieve our objective, we intend to execute the following business strategies:

•	Pursue Accretive Acquisitions of Long-Lived, Low-Risk Producing Oil and Natural Gas Properties Throughout North America. We will seek to acquire properties containing long-lived onshore reserves with low production decline rates and low-risk identified development potential. In addition, we will seek to acquire large and mature oil and natural gas fields with opportunities for incremental improvements in hydrocarbon recovery through operational improvements and secondary and tertiary recovery techniques, which we believe will offer us the most potential to improve efficiency and increase reserves, production and cash flows. We believe that our experience positions us to identify, evaluate, execute, integrate and exploit suitable acquisitions.

•	Strategically Utilize Our Relationship with the Fund to Gain Access to and, from Time to Time, Acquire Its Producing Oil and Natural Gas Properties That Meet Our Acquisition Criteria. We expect to have the opportunity to make acquisitions of producing oil and natural gas properties directly from the Fund from time to time in the future. Under the terms of our omnibus agreement, the Fund will agree to offer us the first opportunity to purchase properties that it may offer for sale, so long as at least 70% of the allocated value is attributable to proved developed producing reserves. While the Fund is not obligated to sell any properties to us, we believe that selling properties to us will enhance the Fund’s economic returns by monetizing long-lived producing properties while potentially retaining a portion of the resulting cash flow through distributions on its limited partner interest in us.

•	Leverage Our Relationships with the Fund and Quantum Energy Partners to Participate in Acquisitions of Third-Party Legacy Assets and to Increase the Size and Scope of Our Potential Third-Party Acquisition Targets. The Fund and Quantum Energy Partners each have long histories of pursuing and consummating oil and natural gas property acquisitions in North America. Through our relationships with the Fund and Quantum Energy Partners, we will have access to their significant pool of management talent and industry relationships, which we believe will provide us a competitive advantage in pursuing potential third-party acquisition opportunities. The Fund will commit, pursuant to the omnibus agreement, to offer us the first option to participate in at least 25% of each acquisition for which at least 70% of the allocated value is attributable to proved developed producing reserves. Additionally, we expect to have the opportunity to work jointly with the Fund and Quantum Energy Partners to pursue certain acquisitions of oil and natural gas properties that may not otherwise be attractive acquisition candidates for any of us individually. We believe this arrangement will give us access to an array of third-party acquisition opportunities that we would not otherwise be in a position to pursue.

•	Reduce Costs and Maximize Recovery to Drive Value Creation in Our Producing Properties. We intend to increase our reserves and production through development and exploitation drilling and operational enhancements that we believe to be low-risk. Through our general partner’s relationship with Quantum Resources Management, we have significant technical expertise that we believe will allow us to identify and implement exploitation opportunities in order to maximize reserve recovery on our current properties, as well as those properties that we may acquire in the future.

•	Mitigate Commodity Price Risk and Maximize Cash Flow Visibility Through a Disciplined Commodity Hedging Program. We expect to enter into derivative contracts covering approximately 65% to 85% of our estimated oil and natural gas production over a three-to-five year period on a rolling basis. The Partnership Properties that we acquire at the closing of this offering will include derivative contracts covering approximately 66% to 81% of our estimated future oil and natural gas production through 2014, based on production estimates in our reserve report dated June 30, 2010. Additionally, we anticipate that, prior to the closing of this offering, the Fund will enter into, and will contribute to us at the closing of this offering, derivative contracts covering approximately 50% or our estimated oil and natural gas production for the year ending December 31, 2015, based on production estimates in our reserve report dated June 30, 2010. We believe these derivative contracts will allow us to mitigate the impact of oil and natural gas price volatility, thereby maximizing our cash flow visibility.

•	Maintain a Balanced Capital Structure to Provide Financial Flexibility for Acquisitions. We intend to maintain relatively low levels of indebtedness in relation to our cash flows from operations. We believe our internally generated cash flows and our borrowing capacity under our new credit facility will provide us with the financial flexibility to exploit organic growth opportunities and allow us to pursue additional acquisitions of producing oil and natural gas properties.

Our Competitive Strengths

We believe that the following competitive strengths will allow us to successfully execute our business strategies and achieve our objective of generating and growing cash available for distribution:

•	Our Diversified Asset Portfolio is Characterized By Relatively Low Geologic Risk, Well-Established Production Histories and Low Production Decline Rates. Our properties and operations are broadly distributed across four diverse producing regions, producing from multiple formations in 84 different fields, across 8 states. For the six months ended June 30, 2010, our average net daily production weighted toward oil and NGLs, with 60% crude oil and NGLs and 40% natural gas. Our properties have well understood geologic features, relatively predictable production profiles and modest capital requirements, which we believe make them well-suited for our objective of generating stable cash flows and, over time, increasing our cash flows. Many of our properties have been producing for more than 50 years and approximately 42% of our fields, based on standardized measure, have been producing since at least the 1970s, and our proved developed producing properties have a future average annual decline rate of 9% over the next ten years based on our reserve report dated June 30, 2010.

•	Our Relationship with the Fund, Which Provides Us with Access to a Portfolio of Additional Mature Producing Oil and Natural Gas Properties That Meet Our Acquisition Criteria. The Fund’s acquisition criteria are very similar to ours, and, as such, most of the Fund’s retained assets will have reserve characteristics suitable for a limited partnership such as ours. After contributing the Partnership Properties to us, the Fund will retain a portfolio of oil and natural gas assets with aggregate estimated proved reserves of 53.5 MMBoe as of June 30, 2010 and aggregate average net production of 12,518 Boe/d for the six months ended June 30, 2010. Based on the suitability of the majority of the Fund’s retained assets, and the Fund’s significant ownership in us, we believe we are well positioned to acquire additional assets from the Fund in the future.

•	Our Relationship with Quantum Resources Management, Which Provides Us with Extensive Technical Expertise in and Familiarity with Our Core Focus Areas. Through the services agreement with Quantum Resources Management, we have the operational support of a staff of 16 petroleum professionals with significant technical expertise and access to state-of-the-art reservoir engineering and geoscience technologies. We believe that this technical expertise, which includes expertise in secondary and tertiary recovery methods, differentiates us from, and provides us with a competitive advantage over, many of our competitors. We intend to utilize these resources in maximizing our production and ultimate reserve recovery, which could add substantial value to our assets.

•	Our Relationship with Quantum Energy Partners, Which Will Help Us in the Evaluation and Execution of Future Acquisitions. We believe that our ability to use Quantum Energy Partners’ industry relationships and broad expertise in evaluating oil and natural gas assets will expand our opportunities and differentiate us from many of our competitors. Additionally, we expect to have the opportunity to work jointly with Quantum Energy Partners to pursue acquisitions of oil and natural gas properties that we would not otherwise be able to pursue on our own or that may not otherwise be attractive acquisition candidates for either of us individually.

•	Our Substantial Operational Control of Our Assets, Which Will Allow Us to Manage Our Operating Costs and Better Control Capital Expenditures, As Well As the Timing of Development Activities. As of June 30, 2010, we operated 83% of our assets, as measured by value, based on standardized measure. Following the closing of this offering, we will continue to operate the majority of our reserves and production, which will allow us to better manage our operating costs. We believe that this substantial operational control of our producing properties will also allow us to maximize the value of our properties and the stability of our cash flows, as well as better control the timing and costs of our development activities.

•	Our Management Team’s Extensive Experience in the Acquisition, Development and Integration of Oil and Natural Gas Assets. The members of our management team have an average of over 27 years of experience in the oil and natural gas industry. Alan L. Smith, the Chief Executive Officer of our general partner, has 25 years of oil and natural gas industry experience, a strong commercial and technical background and has built and operated successful independent exploration and production companies. John Campbell, the President and Chief Operating Officer of our general partner, has spent the last 25 years managing technical and field operations in the oil and natural gas business, resulting in significant operational experience and extensive knowledge of North American oil and natural gas basins that we believe will allow us to successfully evaluate, develop and optimize our properties and potential acquisitions. Donald Wolf, the Chairman of the Board of our general partner, has spent over 40 years in the leadership of companies in the oil and natural gas sector, giving him extensive experience within the industry that we believe will provide a strong foundation for managing and enhancing our operations, accessing strategic opportunities and developing our assets. In their roles at the Fund, our management team has managed the acquisition and integration of numerous oil and natural gas properties, including the Fund’s recent $893 million Denbury Acquisition.

•	Our Significant Inventory of Identified Low-Risk, Oil-Weighted Development Projects in Our Core Operating Regions, Which We Believe Will Provide Us with the Ability to Grow Our Production Through 2015, Based on Production Estimates in Our Reserve Report Dated June 30, 2010. At June 30, 2010, the Partnership Properties included 9.4 MMBoe of estimated proved undeveloped reserves, of which 82% were oil, and had identified 325 low-risk proved development projects. We intend to develop an average of 65 identified projects per year, which we believe will permit us to grow our current annual production through December 31, 2015, based on our reserve report dated June 30, 2010.

•	Our Competitive Cost of Capital and Financial Flexibility. Unlike our corporate competitors, we do not expect to be subject to federal income taxation at the entity level. We believe that this attribute should provide us with a lower cost of capital compared to many of our competitors, thereby enhancing our ability to compete for future acquisitions both individually and jointly with the Fund and Quantum Energy Partners. Our ability to issue additional common units and other partnership securities in connection with acquisitions will enhance our financial flexibility. We believe our competitive cost of capital and financial flexibility will enable us to be competitive in seeking to acquire oil and natural gas properties.

Our Principal Business Relationships

The Fund will be our largest unitholder following this offering. We intend to leverage our relationships with the Fund and Quantum Energy Partners to increase our opportunities to acquire additional oil and natural gas properties from the Fund in future periods, and to maximize our opportunities to participate in suitable acquisitions from third parties that otherwise may not be available to us. Additionally, these relationships will provide us access to Quantum Resources Management’s and Quantum Energy Partners’ experienced management teams, which we believe will enhance our ability to achieve our primary business objective.

Our Relationship with the Fund

The Fund is a collection of limited partnerships formed by the founders of Quantum Energy Partners and Don Wolf, the Chairman of the Board of our general partner, for the purpose of acquiring mature, legacy producing oil and natural gas properties with long-lived production profiles. The Fund is managed by Quantum Resources Management, a full service management company formed to manage the oil and natural gas interests of the Fund. Contemporaneous with the closing of this offering, our general partner will enter into a services agreement with Quantum Resources Management, pursuant to which Quantum Resources Management will agree to provide the administrative and acquisition advisory services that we believe are necessary to allow our general partner to manage, operate and grow our business.

After giving effect to its contribution of the Partnership Properties to us, the Fund will retain total estimated proved reserves of 53.5 MMBoe, of which approximately 79% are proved developed reserves, with standardized measure of $560.7 million as of June 30, 2010, and interests in over 1,000 gross oil and natural gas wells, with pro forma average net production of approximately 12,518 Boe/d for the six months ended June 30, 2010. The Fund’s retained assets will include legacy properties with characteristics similar to the Partnership Properties, and we believe that the majority of these assets are currently suitable for acquisition by us, based on our criteria that properties consist of mature, legacy onshore oil and natural gas reservoirs with long-lived, low-decline predictable production profiles. The Fund has informed us that it intends to offer us the opportunity to purchase its additional mature onshore producing oil and natural gas assets, from time to time, in future periods.

The Fund will be contractually committed to providing us with opportunities to purchase additional proved reserves in future periods under specified circumstances. Under the terms of our omnibus agreement, the Fund will commit to offer us the first opportunity to purchase properties that it may offer for sale, so long as the properties consist of at least 70% proved developed producing reserves as measured by value. Additionally, the Fund will agree to allow us to participate in its acquisition opportunities to the extent that it invests any of the remaining $170 million of its unfunded committed equity capital. Specifically, the Fund will agree to offer us the first option to acquire at least 25% of each acquisition available to it, so long as at least 70% of the allocated value is attributable to proved developed producing reserves. In addition to opportunities to purchase proved reserves from, and to participate in future acquisition opportunities with the Fund, the general partner of the Fund will agree that, if it or its affiliates establish another fund to acquire oil and natural gas properties within two years of the closing of this offering, it will cause such fund to provide us with a similar right to participate in such fund’s acquisition opportunities. These contractual obligations will remain in effect for five years following the closing of this offering. Please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Omnibus Agreement.”

We believe that, as a holder of     % of our common units and all of our subordinated units following this offering, the Fund will have a vested interest in our ability to increase our reserves and production. Except as provided in the omnibus agreement, as described above, the Fund has no obligation to offer additional properties to us following this offering. If the Fund fails to present us with, or successfully competes against us for, acquisition opportunities, then we may not be able to replace or increase our estimated proved reserves, which would adversely affect our cash flow from operations and our ability to make cash distributions to our unitholders.

Our Relationship with Quantum Energy Partners

Quantum Energy Partners is a private equity firm founded in 1998 to make investments in the energy sector. Quantum Energy Partners currently has more than $5.7 billion in assets under management, including the assets of and remaining capital commitments to the Fund. Two of the co-founders and certain other employees of Quantum Energy Partners own interests in the general partner of the Fund, as well as interests in our general partner. The employees of Quantum Energy Partners are experienced energy professionals with expertise in finance and operations and broad technical skills in the oil and natural gas business. In connection with the business of Quantum Energy Partners, these employees review a large number of potential acquisitions and are involved in decisions relating to the acquisition and disposition of oil and natural gas assets by the various portfolio companies in which Quantum Energy Partners owns interests. Although there is no obligation to do so, to the extent not inconsistent with their fiduciary duties and other obligations to the investors and other parties involved with Quantum Energy Partners, Quantum Energy Partners may refer to us or allow us to participate in new acquisitions by its portfolio companies and may cause its portfolio companies to contribute or sell oil and natural gas assets to us in transactions that would be beneficial to all parties. Given this potential alignment of interests and the overlapping ownership of the management and general partners of Quantum Energy Partners, the Fund and us, we believe we will benefit from the collective expertise of the employees of Quantum Energy Partners, their extensive network of industry relationships, and the access to potential acquisition opportunities that would not otherwise be available to us.

Properties

The following table shows the estimated net proved oil and natural gas reserves of the principal fields located in the Partnership Properties, based on a reserve report prepared by our internal engineers and audited by Miller & Lents, Ltd., our independent petroleum engineers, as of June 30, 2010, and certain unaudited information regarding production and sales of oil and natural gas with respect to such properties. Our ten principal fields detailed below represent approximately 80% of our total estimated net proved reserves as of June 30, 2010, 75% of our average daily net production for the six months ended June 30, 2010 and 89% of our standardized measure as of June 30, 2010. Please read “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in evaluating the material presented below.

					Pro Forma
					Average Net
					Production
					For the Six
	Estimated Net Proved				Months Ended			Average
	Reserves				June 30,			Reserve-
			% Oil		2010			to-	Standardized
		% Proved	and	% of			% of	Production	Measure	% of
	MBoe	Developed	NGLs	Total	(Boe/d)		Total	Ratio	(1)(2)	Total
								(years)	(in millions)

Permian Basin Fields:
Fuhrman	11,500	43%	93%	38%	897		17%	35.1	$196.7	42%
Cowden North	2,019	100%	94%	7%	512		10%	10.8	$39.3	8%
Wasson	1,607	32%	100%	5%	156		3%	28.2	$30.0	6%
North Westbrook	500	57%	100%	2%	95		2%	14.4	$15.2	3%
Vacuum	900	74%	76%	3%	348		7%	7.1	$14.1	3%
Other	1,052	90%	45%	4%	308		6%	9.4	$10.2	2%

Total Permian Basin Fields	17,578	53%	90%	59%	2,316		45%	20.8	$305.5	64%

Ark-La-Tex Fields:
Shongaloo	4,439	100%	30%	15%	1,076		21%	11.3	$48.5	10%
Dorcheat	860	97%	87%	3%	145		3%	16.2	$19.7	4%
Other	2,630	56%	18%	8%	502		10%	14.3	$22.8	5%

Total Ark-La-Tex Fields	7,929	85%	32%	26%	1,723		34%	12.6	$91.0	20%

Mid-Continent Fields:
Calumet	703	100%	97%	2%	203		4%	9.5	$13.5	3%
Other	1,646	100%	20%	6%	369		7%	12.2	$15.3	3%

Total Mid-Continent Fields	2,349	100%	43%	8%	572		11%	11.3	$28.8	6%

Gulf Coast Fields:
Jay	616	100%	100%	2%	206	(3)	4%	8.2	$32.5	7%
Big Escambia Creek	715	100%	74%	2%	191		4%	10.3	$11.0	2%
Other	783	100%	4%	3%	119		2%	18.0	$5.4	1%

Total Gulf Coast Fields	2,114	100%	55%	7%	516		10%	11.2	$48.9	10%

All Fields	29,970	69%	69%	100%	5,127		100%	16.0	$474.2	100%

(1)	Standardized measure is calculated in accordance with Statement of Financial Accounting Standards No. 69 “Disclosures About Oil and Gas Producing Activities.” Because we are a limited partnership, we are generally not subject to federal or state income taxes and thus make no provision for federal or state income taxes in the calculation of our standardized measure. For a description of our derivative contracts, please read “Management’s Discussion and Analysis of Financial Condition and

Results of Operations — Pro Forma Liquidity and Capital Resources — Partnership Derivative Contracts.”

(2)	Our estimated net proved reserves and standardized measure were computed by applying average trailing twelve-month index prices (calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the applicable 12-month period), held constant throughout the life of the properties. These prices were adjusted by lease for quality, transportation fees, geographical differentials, marketing bonuses or deductions and other factors affecting the price received at the wellhead. The average trailing 12-month index prices were $75.76/Bbl for oil and $4.10/MMBtu for natural gas for the twelve months ended June 30, 2010.

(3)	This pro forma production reflects an 8.05% overriding royalty interest in the Fund’s oil production from the Jay Field for the six months ended June 30, 2010.

Summary of Oil and Natural Gas Properties and Projects

The Permian Basin Area.  As of June 30, 2010, approximately 59% of our estimated proved reserves and approximately 45% of our average daily net production for the six months ended June 30, 2010 were located in the Permian Basin. The Permian Basin is one of the largest and most prolific oil and natural gas producing basins in the United States, extending over 100,000 square miles in West Texas and southeast New Mexico, and has produced over 24 billion barrels of oil since its discovery in 1921. The Permian Basin is characterized by oil and natural gas fields with long production histories, multiple producing formations and low rates of production decline. Because of the large original oil in place, we believe that many fields across the basin are ideal candidates for secondary and tertiary recovery techniques.

We own a 19% average working interest across 1,661 gross (313 net) wells and operate approximately 80% of our properties in the Permian Basin. Based on standardized measure, however, our value-weighted-average working interest on our properties in the Permian Basin was approximately 76%. Our wells in this area produce oil and natural gas from various formations at depths from approximately 4,000 to 11,000 feet. We plan to drill 13 gross (13 net) operated and 84 gross (3 net) non-operated development wells in 2011 and 2012 at an estimated cost to us of $18.1 million. Operations in the area typically result in long-lived reserves, high drilling success rates and predictable declines, often resulting in average reserve-to-production ratios in excess of 20 years. Once drilled and completed, producing wells in the Permian Basin generally do not require any capital expenditures and historically have had minimal operating and maintenance requirements. Producing wells are on a tight well spacing, in the range of 10 to 20 acres in the waterflood areas. Our estimated proved reserves for our Permian Basin properties as of June 30, 2010 totaled 17,578 MBoe. For the six months ended June 30, 2010, our Permian Basin properties produced a net average of 2,316 Boe/d at an average lifting cost of $18.16/Boe. Our Permian Basin properties have a proved developed producing production decline rate of approximately 8% per year over the next ten years and a reserve-to-production ratio of approximately 21 years based on our reserve report dated June 30, 2010.

Fuhrman Field.  The Fuhrman Field is an oil-weighted field located in Andrews County, Texas. The key producing lease in the field is Fuhrman-Mascho. Since its discovery in 1937, the field has produced approximately 26 MMBoe. Production from the field is primarily from the San Andres formation at an average depth of approximately 4,600 feet. We operate 138 gross (138 net) producing wells in the field with an average working interest of 100%. As of June 30, 2010, our properties in the field contained 11,500 MBoe of estimated net proved reserves and generated average net production of 897 Boe/d for the six months ended June 30, 2010. The Fuhrman Field has been under waterflood since 1965 and prior operators commenced infill drilling to 20-acre spacing during the late 1970s and early 1980s. Following the initiation of the waterflood project in 1974, production from the field increased by approximately 200% over a ten-year period, and then returned to a natural state of decline. Infill drilling on ten-acre spacing commenced in 2002 on the Columbus Gray lease, resulting in a production increase of more than 200% over the following eight-year period. We have currently identified 42 ten-acre infill drilling locations at an aggregate estimated cost to us of approximately $51.7 million through 2015 and three waterflood projects in Columbus Gray sections 19, 21 and 22.

Cowden North Field.  The Cowden North Field is an oil-weighted field located in Ector County, Texas. Since its discovery in 1930, the field has produced approximately 407 MMBoe. Production from the Cowden North Field is primarily from the Grayburg-San Andres formation at an average depth of approximately 4,300 feet. We operate 45 gross (41 net) producing wells in the East Cowden Grayburg Unit with an average working interest of 92%. We have a small working interest in an additional 661 gross (2 net) wells in the Cowden North Field. As of June 30, 2010, our properties in the field contained 2,019 MBoe of estimated net proved reserves and generated average net production of 512 Boe/d for the six months ended June 30, 2010. The Cowden North Field has been under waterflood since 1967, and prior operators commenced infill drilling to 20-acre spacing during the 1980s. Following the initiation of the East Cowden Grayburg Unit waterflood project in 1974, production from the field increased by approximately 400% over a ten-year period, and then returned to a natural state of decline. Infill drilling to 10-acre well spacing commenced in 2002. Our interest in the Cowden North Field will consist solely of working interests in identified producing wells, and as such, we do not expect to make any capital expenditures in this field.

Wasson Field.  The Wasson Field is an oil-weighted field located in Yoakum County, Texas and Gaines County, Texas. Since its discovery in 1936, the field has produced approximately 23 MMBoe. Production from the Wasson Field is primarily from the Clearfork and Glorieta formations at an average depth of approximately 8,700 feet. The field is operated by Occidental Petroleum Corporation, and we own a non-operated average working interest of 5% in 89 gross (4 net) producing wells. As of June 30, 2010, our properties in the field contained 1,607 MBoe of estimated net proved reserves and generated average net production of 156 Boe/d for the six months ended June 30, 2010. Surrounding fields, as well as portions of the Wasson Field, have been under waterflood since 1960. Following the initiation of the waterflood project in 1982, production from the field increased by approximately 200% over a five-year period, and then returned to a natural state of decline. Prior operators commenced infill drilling from 40-acre to 20-acre spacing beginning in 2005, but the project was not ultimately completed. We intend to complete the down-spacing at a future date and have currently identified 42 gross (4 net) infill drilling locations that we plan to undertake over the next 2 years at an estimated cost to us of $2.7 million.

North Westbrook Field.  The North Westbrook Field is an oil-weighted field located in Mitchell County, Texas. Since its discovery in 1920, the field has produced approximately 44 MMBoe. Production from the North Westbrook Field is primarily from the Middle Clearfork formation at depths ranging from approximately 2,850 to 3,075 feet. The field is operated by Energen and we own a non-operated average working interest of 2% in 449 gross (9 net) producing wells. As of June 30, 2010, our properties in the field contained 500 MBoe of estimated net proved reserves and generated average net production of 95 Boe/d for the six months ended June 30, 2010. We have currently identified 140 gross (3 net) infill drilling locations that we expect will be drilled in the next 2 years at an estimated cost to us of $1.0 million.

Vacuum Field.  The Vacuum Field is located in Lea County, New Mexico. The Vacuum Field consists of two fields: the Vacuum Field, discovered in 1929, and the Glorieta West Field, discovered in 1963. Since the discovery of the Vacuum Field, the combined fields have produced approximately 99 MMBoe. Production from the Vacuum Field is primarily from the Grayburg-San Andres lime and Glorieta sand formations at depths ranging from approximately 4,600 to 6,300 feet. Our properties in the field are operated by Chevron, XTO and us. We own a working interest averaging 3% across 124 gross (3 net) producing wells. As of June 30, 2010, our properties in the field contained 900 MBoe of estimated net proved reserves and generated average net production of 348 Boe/d for the six months ended June 30, 2010. The Central Vacuum unit is currently under tertiary recovery via CO2 injection, which began in 1997, while the North Vacuum unit is currently under secondary recovery via waterflood.

The Ark-La-Tex Area.  As of June 30, 2010, approximately 27% of our estimated proved reserves and approximately 34% of our average daily net production for the six months ended June 30, 2010 was located in the Ark-La-Tex area. The Ark-La-Tex area has a long productive history, which started in 1929 with the discovery of the East Texas Field. To date, more than 190,000 wells have been drilled in the Ark-La-Tex area, with over 100,000 wells still producing.

Operations in the area typically result in long-lived reserves, high drilling success rates and predictable declines. Once drilled and completed, operating and maintenance requirements for producing wells in the Ark-La-Tex area have historically been minimal, and little, if any, capital expenditures are generally required.

We own a 56% average working interest across 225 gross (125 net) wells and operate approximately 99% of our properties in the Ark-La-Tex area. Based on standardized measure, however, our value-weighted-average working interest on these properties was approximately 73% based on our reserve report dated June 30, 2010. These wells produce oil and natural gas from various formations at depths ranging from 6,500 to 11,500 feet. We have no near term development drilling plans in this area. Our estimated proved reserves as of June 30, 2010 totaled 7,929 MBoe. For the six months ended June 30, 2010, our Ark-La-Tex properties produced an average of 1,723 Boe/d at an average lifting cost of $6.83/Boe. Our Ark-La-Tex properties have a proved developed producing production decline rate of approximately 9% per year over the next ten years and a reserve-to-production ratio of approximately 13 years based on our reserve report dated June 30, 2010.

Shongaloo Field.  The Shongaloo Field is an oil and natural gas field located along the Arkansas and Louisiana border. Since its discovery in 1988, the field has produced over 23 MMBoe. Production from the Shongaloo Field is primarily from the Haynesville Sand formation at an average depth of approximately 10,000 feet. There are a limited number of wells that produce from the Cotton Valley formation at approximately 8,000 feet and the Smackover formation at approximately 11,000 feet. We operate 75 gross (67 net) producing wells in the field with an average working interest of 89%. As of June 30, 2010, our properties in the field contained 4,439 MBoe of estimated net proved reserves and generated average net production of 1,076 Boe/d for the six months ended June 30, 2010. We have mitigated the production decline on our properties in the Shongaloo Field through the implementation of artificial lift and are currently evaluating numerous additional artificial lift opportunities.

Dorcheat Macedonia Field.  The Dorcheat Macedonia Field is an oil-weighted field located in Columbia County, Arkansas. Since its discovery in 1939, the field has produced approximately 6 MMBoe. Production from the field is primarily from the Cotton Valley and Smackover formations at an average depth of approximately 6,500 and 9,000 feet, respectively. We operate 20 gross (18 net) producing wells in the field with an average working interest of 90%. As of June 30, 2010, our properties in the field contained 860 MBoe of estimated net proved reserves and generated average net production of 145 Boe/d for the six months ended June 30, 2010. We have mitigated the production decline in the Dorcheat Macedonia Field through workovers and recompletions of several wells. We expect that development activity of the Dorcheat Macedonia Field will consist of 3 gross (2 net) additional recompletions in the Cotton Valley formation.

The Mid-Continent Area.  As of June 30, 2010, approximately 8% of our estimated proved reserves and approximately 11% of our average daily net production for the six months ended June 30, 2010 were located in the Mid-Continent area. The Mid-Continent area is characterized by stratigraphic plays with multiple, stacked pay zones and more complex geology than our other operating areas. Similar to our other operating areas, the Mid-Continent area contains a number of fields with long production histories.

We own a 46% average working interest across 199 gross (92 net) wells and operate approximately 68% of our properties in the Mid-Continent area. Based on standardized measure, however, our value-weighted-average working interest on these properties was approximately 37% based on our reserve report dated June 30, 2010. Our estimated proved reserves for our Mid-Continent area properties as of June 30, 2010 were 2,349 MBoe. For the six months ended June 30, 2010, our Mid-Continent properties produced an average of 572 Boe/d at an average lifting cost of $13.84/Boe. Our Mid-Continent properties have a proved developed producing production decline rate of approximately 9% per year over the next ten years and a reserve-to-production ratio of approximately 11 years based on our reserve report dated June 30, 2010.

Calumet Field.  The Calumet Cottage Grove Unit, which only covers the Cottage Grove formation, is an oil-weighted field located in Canadian County, Oklahoma. Since its discovery in 1960, the field has produced approximately 10 MMBoe. Production from the Cottage Grove formation is at an average depth of approximately 8,100 feet. We operate 61 gross (33 net) producing wells in the field with an average working interest of 54%. As of June 30, 2010, our properties in the field contained 703 MBoe of estimated net proved reserves and generated average net production of 203 Boe/d for the six months ended June 30, 2010. Current efforts for this recently acquired waterflood property are focused on reducing operating costs by improving the displacement efficiency of the reinjected water.

The Gulf Coast Area.  Our Gulf Coast area is primarily comprised of the Jay Field in Florida and the Big Escambia Creek Field in Alabama. As of June 30, 2010, approximately 7% of our estimated proved reserves and approximately 10% of our average daily net production for the six months ended June 30, 2010 were located in the Gulf Coast area. These large legacy fields, which have been producing since the 1970s, are characterized by relatively stable production profiles and long production histories.

We own a 29% average working interest across 14 gross (4 net) wells and operate approximately 99% of our properties in the Gulf Coast area. These wells produce from various formations, as deep as approximately 15,000 feet. Once drilled and completed, operating and maintenance requirements for producing wells in the Gulf Coast area have historically been relatively low.

Our estimated proved reserves as June 30, 2010 were 2,114 MBoe, including the overriding oil royalty interest in the Jay Field. Pro forma for our overriding oil royalty interest in the Jay Field for the six months ended June 30, 2010, our Gulf Coast properties produced an average of 516 Boe/d at an average lifting cost of $7.78/Boe. Our Gulf Coast properties have a proved developed producing production decline rate of approximately 9% per year over the next ten years and a reserve-to-production ratio of approximately 11 years based on our reserve report dated June 30, 2010.

Overriding Oil Royalty Interest in Jay Field.  In connection with the closing of this offering, the Fund will create and contribute an 8.05% overriding oil royalty interest on its 92% working interest in the Jay Field in Florida. This overriding oil royalty interest will not be applicable to natural gas or NGLs associated with the Jay Field operations. Estimated proved reserves associated with the overriding oil royalty interest were 616 MBbls as of June 30, 2010. Our overriding royalty interest in the Jay Field oil reserves:

•	will entitle us to receive 8.05% of oil production volumes over the life of the Jay Field from all of the Fund’s 92% working interest in the Jay Field;

•	does not bear any future production costs or capital expenditures associated with the reserves;

•	is nonrecourse to the Fund (i.e., our only recourse is to the reserves acquired); and

•	transfers title of the associated reserves to us.

The Jay Field is comprised of approximately 14,400 contiguous acres located on the Florida-Alabama state line. Since its discovery in 1970, the field has produced approximately 467 MMBoe. Production from the Jay Field is primarily from the Smackover carbonate formation at an average depth of approximately 15,000 feet. The field had inclining production rates as of June 30, 2010 but historically had established an approximate 12% proved developed producing decline rate prior to suspension of operations in late 2008. For the six months ended June 30, 2010, the Fund generated 1,954 Boe/d of net average production from its 92% working interest in the Jay Field.

Quantum Resources Management considers the primary opportunities in the Jay Field to be cost savings and development opportunities, with a goal of further reducing operating costs, improving margins and extending the effective life of the field. Quantum Resources Management operates 39 gross (36 net) producing wells in the Jay Field. The field is being produced under miscible nitrogen flood with the make-up nitrogen provided by an air separation unit owned by the Fund. All described facilities with regards to the Jay Field are operated by Quantum Resources Management on behalf of the Fund.

Production from the Jay Field was temporarily suspended in December 2008 to conduct certain necessary operations related to regulatory compliance, increasing facility runtime and improving cost performance. The original process used Nitrogen Rejection Units, or NRUs, to separate the nitrogen from the natural gas stream. During the last quarter of 2009, the facility was reconfigured for a new process that involves the reinjection of the nitrogen and natural gas stream into the reservoir, thereby eliminating the need for the NRUs, improving runtimes, reducing electric costs and increasing net injection into the reservoir.

The Jay Field currently has over 35 gross (32 net) inactive wells being evaluated for reactivation. Since restarting the field in December 2009, Quantum Resources Management has performed seven workovers and six reactivations. These combined projects have been successful and have resulted in an average increase in production of 100 Bbls/d of oil during the six months ended June 30, 2010. Additionally, average lifting costs have decreased from approximately $55 per Boe to approximately $32 per Boe through June 30, 2010, and we expect this number to continue to decline as field production increases.

Big Escambia Creek Field.  The Big Escambia Creek Field is an oil-weighted field located in Escambia County, Alabama. Since its discovery in 1974, the field has produced over 62 MMBoe. Production from the Big Escambia Creek Field is primarily from the Jurassic Smackover formation at an average depth of approximately 14,000 feet. The field is operated by Eagle Rock Energy, and we own a non-operated average working interest of 15% in 5 gross (1 net) producing wells. As of June 30, 2010, our properties in the field contained 715 MBoe of estimated net proved reserves and generated average net production of 191 Boe/d for the six months ended June 30, 2010.

Oil Recovery Overview

When an oil field is first produced, the oil typically is recovered as a result of natural pressure within the producing formation. The only natural force present to move the oil through the reservoir rock to the wellbore is the pressure differential between the higher pressure in the rock formation and the lower pressure in the wellbore. Various types of pumps are often used to reduce pressure in the wellbore, thereby increasing the pressure differential. At the same time, there are many factors that act to impede the flow of oil, depending on the nature of the formation and fluid properties, such as pressure, permeability, viscosity and water saturation. This stage of production, referred to as “primary recovery,” recovers only a small fraction of the oil originally in place in a producing formation.

Many, but not all, oil fields are amenable to assistance from a waterflood, a form of “secondary recovery,” which is used to maintain reservoir pressure and to help sweep oil to the wellbore. In a waterflood, some of the wells are used to inject water into the reservoir while other wells are used to produce the fluid. As the waterflood matures, the fluid produced contains increasing amounts of water and decreasing amounts of oil. Surface equipment is used to separate the oil from the water, with the oil going to pipelines or holding tanks for sale and the water being recycled to the injection facilities. Primary recovery followed by secondary recovery usually produces between 15% and 40% of the oil originally in place in a producing formation.

A third stage of oil recovery is called “tertiary recovery” or “enhanced oil recovery.” In addition to maintaining reservoir pressure, this type of recovery seeks to alter the properties of the oil in ways that facilitate production. The three major types of tertiary recovery are chemical flooding, thermal recovery (such as a steamflood) and miscible displacement involving CO2, hydrocarbon or nitrogen injection. In a CO2 flood, CO2 is liquefied under high pressure and injected into the reservoir. The CO2 then swells the oil in a way that increases the mobilization of bypassed oil while also reducing the oil’s viscosity. The lighter components of the oil vaporize into the CO2 while the CO2 also condenses into the oil. In this manner, the two fluids become miscible, mixing to form a homogeneous fluid that is mobile and has lower viscosity and lower interfacial tension, thus facilitating the migration of oil and natural gas to the wellbore.

Oil and Natural Gas Data and Operations — Partnership Properties

Internal Controls

Our proved reserves are estimated at the well or unit level and compiled for reporting purposes by Quantum Resources Management’s corporate reservoir engineering staff, all of whom are independent of Quantum Resources Management operating teams. Quantum Resource Management maintains internal evaluations of our reserves in a secure reserve engineering database. The corporate reservoir engineering staff interacts with Quantum Resource Management’s internal petroleum engineers and geoscience professionals in each of our operating areas and with operating, accounting and marketing employees to obtain the necessary data for the reserves estimation process. Reserves are reviewed and approved internally by our senior management on a semi-annual basis. Following the consummation of this offering, we anticipate that the audit committee of our general partner’s board of directors will conduct a similar review on a semi-annual basis. We expect to have our reserve estimates evaluated by our independent third-party reserve engineers, Miller & Lents, Ltd., at least annually.

Our internal professional staff works closely with Miller & Lents, Ltd., our independent petroleum engineers, to ensure the integrity, accuracy and timeliness of data that is furnished to them for their reserve estimation process. All of the reserve information maintained in our secure reserve engineering database is provided to the external engineers. In addition, we provide Miller & Lents, Ltd. other pertinent data, such as seismic information, geologic maps, well logs, production tests, material balance calculations, well performance data, operating procedures and relevant economic criteria. We make all requested information, as well as our pertinent personnel, available to the external engineers as part of their evaluation of our reserves.

Technology Used to Establish Proved Reserves

Under the SEC rules, proved reserves are those quantities of oil and natural gas that by analysis of geoscience and engineering data can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs, and under existing economic conditions, operating methods and government regulations. The term “reasonable certainty” implies a high degree of confidence that the quantities of oil and natural gas actually recovered will equal or exceed the estimate. Reasonable certainty can be established using techniques that have been proven effective by actual production from projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology that establishes reasonable certainty. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

To establish reasonable certainty with respect to our estimated proved reserves, our internal reserve engineers and Miller & Lents, Ltd. employed technologies that have been demonstrated to yield results with consistency and repeatability. The technologies and economic data used in the estimation of our proved reserves include, but are not limited to, electrical logs, radioactivity logs, core analyses, geologic maps and available downhole and production data, seismic data and well test data. Reserves attributable to producing wells with sufficient production history were estimated using appropriate decline curves or other performance relationships. Reserves attributable to producing wells with limited production history and for undeveloped locations were estimated using performance from analogous wells in the surrounding area and geologic data to assess the reservoir continuity. These wells were considered to be analogous based on production performance from the same formation and completion using similar techniques.

Qualifications of Responsible Technical Persons

Internal Quantum Resources Management Person.  Kyle Schultz, Senior Exploitation Advisor, is the technical person primarily responsible for overseeing the preparation of our reserves estimates. Mr. Schultz has over 31 years of industry experience with positions of increasing responsibility in engineering and evaluations with companies such as ExxonMobil, XTO Energy and Encore Acquisition Company. He holds a Bachelor of Science degree in Chemical Engineering.

Miller & Lents.  Miller & Lents, Ltd., or MLL, is an independent oil and natural gas consulting firm. No director, officer, or key employee of MLL has any financial ownership in Quantum Resources Management, the Fund or any of their respective affiliates. MLL’s compensation for the required investigations and preparation of its report is not contingent upon the results obtained and reported, and MLL has not performed other work for Quantum Resources Management, the Fund or us that would affect its objectivity. Production of MLL’s reports is supervised by an officer of MLL who is a professionally qualified and licensed Professional Engineer with relevant experience in excess of 25 years in the estimation, assessment, and evaluation of oil and natural gas reserves.

Estimated Proved Reserves

The following table presents the estimated net proved oil and natural gas reserves attributable to the Partnership Properties and the standardized measure amounts associated with the estimated proved reserves attributable to the Partnership Properties as of December 31, 2009, based on reserve reports prepared by our internal reserve engineers, and as of June 30, 2010, based on reserve reports prepared by our internal reserve engineers and audited by Miller & Lents, Ltd., our independent reserve engineers. The standardized measure amounts shown in the table are not intended to represent the current market value of our estimated oil and natural gas reserves.

	Partnership Properties
	As of	As of
	December 31,	June 30,
	2009	2010

Reserve Data(1):
Estimated proved reserves:
Oil (MBbls)	20,108	19,125
NGLs (MBbls)	1,629	1,446
Natural gas (MMcf)	56,330	56,394

Total estimated proved reserves (MBoe)(2)	31,125	29,970
Estimated proved developed reserves:
Oil (MBbls)	12,798	11,407
NGLs (MBbls)	1,579	1,388
Natural gas (MMcf)	46,498	46,457

Total estimated proved developed reserves (MBoe)(2)	22,127	20,538
Estimated proved undeveloped reserves:
Oil (MBbls)	7,310	7,718
NGLs (MBbls)	50	58
Natural gas (MMcf)	9,832	9,937

Total estimated proved undeveloped reserves (MBoe)(2)	8,998	9,432
Standardized Measure (in millions)(3)	$360.1	$474.2

(1)	Our estimated net proved reserves and related standardized measure were determined using index prices for oil and natural gas, without giving effect to derivative contracts, held constant throughout the life of the properties. The unweighted arithmetic average first-day-of-the-month prices for the prior twelve months were $61.18/Bbl for oil and NGLs and $3.87/MMBtu for natural gas at

December 31, 2009 and $75.76/Bbl for oil and NGLs and $4.10/MMBtu for natural gas at June 30, 2010. These prices were adjusted by lease for quality, transportation fees, geographical differentials, marketing bonuses or deductions and other factors affecting the price received at the wellhead.

(2)	One Boe is equal to six Mcf of natural gas or one Bbl of oil or NGLs.

(3)	Standardized measure is calculated in accordance with Statement of Financial Accounting Standards No. 69 “Disclosures About Oil and Gas Producing Activities.” Because we are a limited partnership, we are generally not subject to federal or state income taxes and thus make no provision for federal or state income taxes in the calculation of our standardized measure. For a description of our derivative contracts, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Pro Forma Liquidity and Capital Resources — Partnership Derivative Contracts.”

The data in the table above represents estimates only. Oil and natural gas reserve engineering is inherently a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured exactly. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Accordingly, reserve estimates may vary from the quantities of oil and natural gas that are ultimately recovered. For a discussion of risks associated with internal reserve estimates, please read “Risk Factors — Risks Related to Our Business — Our estimated proved reserves are based on many assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.”

Future prices received for production and costs may vary, perhaps significantly, from the prices and costs assumed for purposes of these estimates. The standardized measure amounts shown above should not be construed as the current market value of our estimated oil and natural gas reserves. The 10% discount factor used to calculate standardized measure, which is required by Financial Accounting Standard Board pronouncements, is not necessarily the most appropriate discount rate. The present value, no matter what discount rate is used, is materially affected by assumptions as to timing of future production, which may prove to be inaccurate.

Development of Proved Undeveloped Reserves

None of our proved undeveloped reserves at June 30, 2010 are scheduled to be developed on a date more than five years from the date the reserves were initially booked as proved undeveloped. Historically, our predecessor’s drilling and development programs were substantially funded from its cash flow from operations. Our expectation is to continue to fund our drilling and development programs primarily from our cash flow from operations. Based on our current expectations of our cash flows and drilling and development programs, which includes drilling of proved undeveloped locations, we believe that we can fund the drilling of our current inventory of proved undeveloped locations and our expansions, extensions and processing of our waterfloods in the next five years from our cash flow from operations and, if needed, our new credit facility. For a more detailed discussion of our pro forma liquidity position, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Pro Forma Liquidity and Capital Resources.”

Because our operations and properties will not be separate from those of our predecessor until the closing of this offering, we do not yet have a record of converting our proved undeveloped reserves to proved developed reserves. For more information about our predecessor’s historical costs associated with the development of proved undeveloped reserves, please read “Note 15 to the Historical Consolidated Financial Statements of QA Holdings, LP as of and for the Year Ended December 31, 2009.”

Production, Revenues and Price History

The following table sets forth information regarding combined net production of oil and natural gas and certain price and cost information attributable to the Partnership Properties for each of the periods presented:

	Our Predecessor			Partnership Properties
	Year Ended			Year Ended	Six Months Ended
	December 31,			December 31,	June 30,
	2007	2008	2009	2009	2009	2010

Production and operating data:
Net production volumes(1):
Oil (MBbls)	1,668	1,753	739	931	469	492
Natural gas (MMcf)	5,476	5,590	5,359	5,151	2,632	2,239
NGLs (MBbls)	121	139	207	137	64	70

Total (MBoe)	2,701	2,824	1,838	1,927	972	936
Average net production (Boe/d)	7,401	7,736	5,038	5,280	5,323	5,127
Average sales price:(2)
Oil (per Bbl)	$71.94	$97.40	$55.74	$56.41	$45.42	$74.72
Natural gas (per Mcf)	$6.81	$9.62	$4.03	$3.84	$3.74	$4.94
NGLs (per Bbl)	$50.29	$64.70	$34.06	$33.31	$27.04	$45.80
Average price per Boe	$60.49	$82.68	$37.99	$39.91	$33.84	$54.56
Average unit costs per Boe:
Oil and natural gas production expenses	$28.79	$32.02	$18.13	$12.34	$11.71	$12.46
Production taxes	$4.80	$5.16	$4.13	$2.99	$1.90	$2.63
Management fees	$4.25	$4.26	$6.54	$—	$—	$—
General and administrative expenses	$7.66	$5.26	$10.59	$5.85	$6.03	$7.75
Depletion, depreciation and amortization	$15.88	$17.46	$9.24	$15.06	$15.05	$15.05

(1)	The Fuhrman Field constituted approximately 38% of our estimated proved reserves as of June 30, 2010. Our predecessor’s production from the Fuhrman Field was 340, 342 and 347 MBoe, for the years ended December 31, 2007, 2008 and 2009, respectively. The 2007 production was comprised of 313 MBbls of oil, 161 MMcf of natural gas and no NGLs. The 2008 production was comprised of 320 MBbls of oil, 134 MMcf of natural gas and no NGLs. The 2009 production was comprised of 325 MBbls of oil, 133 MMcf of natural gas and no NGLs.

(2)	Prices do not include the effects of derivative cash settlements.

Present Drilling and Other Exploratory and Development Activities

Drilling Activities.  As of June 30, 2010, Quantum Resources Management was not conducting any drilling activities on the Partnership Properties.

Other Exploratory and Development Activities.  As of June 30, 2010, we were in the process of completing the installation of additional waterflood facilities in section 22 of the Columbus Gray lease to activate infill drilling wells completed in 2009.

Predecessor Drilling and Other Exploratory and Development Activities

Because our operations and properties will not be separate from those of our predecessor until the closing of this offering, we do not yet have a record of drilling or other exploratory or development activities. Our general partner will determine the amount and timing of our exploratory or development activities and Quantum Resources Management will execute our program in addition to continuing to execute our predecessor’s exploratory and development program. For more information about our predecessor’s historical exploratory and development activities, please read ‘‘— Oil and Natural Gas Data and Operations — Our Predecessor — Drilling Activities.” Our predecessor’s historical exploratory and development activities should not be considered indicative of the future performance of our program.

Productive Wells

The following table sets forth information at June 30, 2010 relating to the productive wells in which we, on a pro forma basis, owned a working interest as of that date. Productive wells consist of producing wells and wells capable of production, including natural gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities. Gross wells are the total number of producing wells in which we own an interest, and net wells are the sum of our fractional working interests owned in gross wells.

	Oil		Natural Gas
	Gross	Net	Gross	Net

Operated	386	338	173	141
Non-operated	1,357	26	183	29

Total	1,743	364	356	170

Wellbore Assignments

At the closing of this offering, the Fund will contribute to us certain working interests in identified producing wells (often referred to as wellbore assignments) in the East Cowden Grayburg Unit in the Cowden North Field, which represent approximately 8% of our standardized measure and 7% of our estimated proved reserves as of June 30, 2010. Any mineral or leasehold interests or other rights that are assigned to us as part of each wellbore assignment will be limited to only that portion of such interests or rights that is necessary to produce hydrocarbons from that particular wellbore, and will not include the right to drill additional wells (other than replacement wells) within the area covered by the leasehold interest to which that wellbore relates. Because the Fund’s leasehold interests covering the lands in the East Cowden Grayburg Unit are expected to require significant capital expenditures to develop the Fund’s associated reserves prior to initial production, the leasehold interests do not meet our acquisition criteria. As a result, they will not be contributed to us with the rest of the Partnership Properties.

Pursuant to the terms of the wellbore assignments from the Fund, our operation with respect to each wellbore will be limited to the interval from the surface to the deepest drilled depth of the wellbore, plus an additional 100 feet as a vertical easement for operating purposes only. The wellbore assignments also limit the horizontal reach of the assigned interest to any horizon accessible from the wellbore on the date of the assignments, including those horizons that are not currently producing within the vertical limit of the wellbore. We will not have the right to drill horizontally beyond the confines of the existing wellbore. As a result, in areas where we do not own reserves in addition to those associated with a particular wellbore assignment, we will have no ability to drill, or participate in the drilling of, additional wells, including downspacing wells drilled by the Fund and others. In addition, many of our wells directly offset potential drilling locations held by the Fund and third parties. It is in the nature of petroleum reservoirs that when a new well is completed and produced, the pressure differential in the vicinity of the well causes the migration of reservoir fluids towards the new wellbore (and potentially away from existing wellbores). As a result, the drilling and production of these potential locations could cause a depletion of our proved reserves.

Developed Acreage

The following table sets forth information as of June 30, 2010 relating to our pro forma leasehold acreage. Acreage related to royalty, overriding royalty and other similar interests is excluded from this summary. As of June 30, 2010, all of our leasehold acreage was held by production.

	Developed Acreage(1)
	Gross(2)	Net(3)

Permian Basin	29,514	22,880
Mid-Continent	33,622	17,106
Ark-La-Tex	31,535	17,916
Gulf Coast	16,990	14,894

Total	119,290	75,161

(1)	Developed acres are acres spaced or assigned to productive wells or wells capable of production.

(2)	A gross acre is an acre in which we own a working interest. The number of gross acres is the total number of acres in which we own a working interest.

(3)	A net acre is deemed to exist when the sum of the fractional ownership working interests in gross acres equals one. The number of net acres is the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

Delivery Commitments

We will have no delivery commitments with respect to our production upon the closing of this offering and the contribution of the Partnership Properties to us.

Oil and Natural Gas Data and Operations — Our Predecessor

Drilling Activities

The following table sets forth information with respect to wells drilled and completed by our predecessor during the periods indicated. The information should not be considered indicative of future performance, nor should a correlation be assumed between the number of productive wells drilled, quantities of reserves found or economic value.

	Year Ended December 31,
	2007		2008		2009
	Gross	Net	Gross	Net	Gross	Net

Development wells:
Productive	104	15.3	77	11.9	123	2.5
Dry	—	—	2	1.9	—	—
Exploratory wells:
Productive	—	—	—	—	—	—
Dry	—	—	—	—	—	—
Total wells:
Productive	104	15.3	77	11.9	123	2.5
Dry	—	—	2	1.9	—	—

Total	104	15.3	79	13.8	123	2.5

Operations

General

We operated approximately 83% of our assets as determined by value, based on standardized measure as of June 30, 2010 on a pro forma basis. We design and manage the development, recompletion or workover for all of the wells we operate and supervise operation and maintenance activities. We do not own the drilling rigs or other oil field services equipment used for drilling or maintaining wells on the properties we operate. Independent contractors provide all the equipment and personnel associated with these activities. Pursuant to our general partner’s services agreement, Quantum Resources Management will provide certain administrative services to us. Quantum Resources Management employs production and reservoir engineers, geologists and other specialists, as well as field personnel. Please read “— Administrative Services Fee” and “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Services Agreement.” We charge the non-operating partners a contractual administrative overhead charge for operating the wells. Some of our non-operated wells are managed by third-party operators who are typically independent oil and natural gas companies.

Administrative Services Fee

Immediately prior to the closing of this offering, our general partner will enter into a services agreement with Quantum Resources Management. Under the services agreement, from the closing of this offering through December 31, 2012, Quantum Resources Management will be entitled to a quarterly administrative services fee equal to 3.5% of the Adjusted EBITDA generated by us during the preceding quarter, calculated prior to the payment of the fee. For the six months ended June 30, 2010, 3.5% of our unaudited pro forma Adjusted EBITDA, calculated prior to the payment of the fee, would have been approximately $1.3 million. After December 31, 2012, in lieu of the quarterly administrative services fee, our general partner will reimburse Quantum Resources Management, on a quarterly basis, for the allocable expenses it incurs in its performance under the services agreement, and we will reimburse our general partner for such payments it makes to Quantum Resources Management. For a detailed description of the administrative services fee paid Quantum Resources Management pursuant to the services agreement, please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Services Agreement.”

Oil and Natural Gas Leases

The typical oil and natural gas lease agreement covering our properties provides for the payment of royalties to the mineral owner for all oil and natural gas produced from any well drilled on the lease premises. The lessor royalties and other leasehold burdens on the Partnership Properties range from less than 1% to 36%, resulting in a net revenue interest to us ranging from 64% to 100%, or 85% on average. Most of our leases are held by production and do not require lease rental payments.

Marketing and Major Customers

For the year ended December 31, 2009, purchases by Shell Trading US Company, or Shell, Sunoco Inc. R&M, or Sunoco, and Plains Marketing, L.P., or Plains, accounted for 24%, 12% and 10%, respectively, of our predecessor’s total sales revenues. Shell, Sunoco, and Plains purchase the oil production from our predecessor pursuant to existing marketing agreements with terms that are currently on “evergreen” status and renew on a month-to-month basis until either party gives 30-day advance written notice of non-renewal.

If we were to lose any one of our customers, the loss could temporarily delay production and sale of our oil and natural gas in the related producing region. If we were to lose any single customer, we believe we could identify a substitute customer to purchase the impacted production volumes. However, if one or more of our larger customers ceased purchasing oil or natural gas altogether, the loss of such could have a detrimental effect on our production volumes in general and on our ability to find substitute customers to purchase our production volumes.

Hedging Activities

We enter into derivative contracts with unaffiliated third parties to achieve more predictable cash flows and to reduce our exposure to short-term fluctuations in oil and natural gas prices. All of our current derivative contracts are fixed price swaps with NYMEX prices. For a more detailed discussion of our hedging activities, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Pro Forma Liquidity and Capital Resources” and “— Pro Forma Quantitative and Qualitative Disclosure About Market Risk.”

Competition

We operate in a highly competitive environment for acquiring properties and securing trained personnel. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than ours, which can be particularly important in the areas in which we operate. As a result, our competitors may be able to pay more for productive oil and natural gas properties and exploratory prospects, as well as evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Our ability to acquire additional properties and to find and develop reserves will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. In addition, there is substantial competition for capital available for investment in the oil and natural gas industry.

We are also affected by competition for drilling rigs, completion rigs and the availability of related equipment. In recent years, the United States onshore oil and natural gas industry has experienced shortages of drilling and completion rigs, equipment, pipe and personnel, which have delayed development drilling and other exploitation activities and caused significant increases in the prices for this equipment and personnel. We are unable to predict when, or if, such shortages may occur or how they would affect our development and exploitation programs.

Title to Properties

Prior to completing an acquisition of producing oil and natural gas properties, we perform title reviews on significant leases, and depending on the materiality of properties, we may obtain a title opinion or review previously obtained title opinions. As a result, title examinations have been obtained on a significant portion of our properties. After an acquisition, we review the assignments from the seller for scrivener’s and other errors and execute and record corrective assignments as necessary.

As is customary in the oil and natural gas industry, we initially conduct only a cursory review of the titles to our properties on which we do not have proved reserves. Prior to the commencement of drilling operations on those properties, we conduct a thorough title examination and perform curative work with respect to significant defects. To the extent title opinions or other investigations reflect title defects on those properties, we are typically responsible for curing any title defects at our expense. We generally will not commence drilling operations on a property until we have cured any material title defects on such property.

We believe that we have satisfactory title to all of our material assets. Although title to these properties is subject to encumbrances in some cases, such as customary interests generally retained in connection with the acquisition of real property, customary royalty interests and contract terms and restrictions, liens under operating agreements, liens related to environmental liabilities associated with historical operations, liens for current taxes and other burdens, easements, restrictions and minor encumbrances customary in the oil and natural gas industry, we believe that none of these liens, restrictions, easements, burdens and encumbrances will materially detract from the value of these properties or from our interest in these properties or materially interfere with our use of these properties in the operation of our business. In addition, we believe that we have obtained sufficient rights-of-way grants and permits from public authorities and private parties for us to operate our business in all material respects as described in this prospectus.

Seasonal Nature of Business

Generally, but not always, the demand for natural gas decreases during the summer months and increases during the winter months, resulting in seasonal fluctuations in the price we receive for our natural gas production. Seasonal anomalies such as mild winters or hot summers sometimes lessen this fluctuation.

Environmental Matters and Regulation

General

Our operations are subject to stringent and complex federal, state and local laws and regulations governing environmental protection as well as the discharge of materials into the environment. These laws and regulations may, among other things (i) require the acquisition of permits to conduct exploration, drilling and production operations; (ii) restrict the types, quantities and concentration of various substances that can be released into the environment or injected into formations in connection with oil and natural gas drilling and production activities; (iii) limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas; (iv) require remedial measures to mitigate pollution from former and ongoing operations, such as requirements to close pits and plug abandoned wells; and (v) impose substantial liabilities for pollution resulting from drilling and production operations. Any failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties, the imposition of corrective or remedial obligations, and the issuance of orders enjoining performance of some or all of our operations.

These laws and regulations may also restrict the rate of oil and natural gas production below the rate that would otherwise be possible. The regulatory burden on the oil and natural gas industry increases the cost of doing business in the industry and consequently affects profitability. Additionally, the Congress and federal and state agencies frequently revise environmental laws and regulations, and any changes that result in more stringent and costly waste handling, disposal and cleanup requirements for the oil and natural gas industry could have a significant impact on our operating costs.

The clear trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment, and thus any changes in environmental laws and regulations or re-interpretation of enforcement policies that result in more stringent and costly waste handling, storage transport, disposal, or remediation requirements could have a material adverse effect on our financial position and results of operations. We may be unable to pass on such increased compliance costs to our customers. Moreover, accidental releases or spills may occur in the course of our operations, and we cannot assure you that we will not incur significant costs and liabilities as a result of such releases or spills, including any third-party claims for damage to property, natural resources or persons. While we believe that we are in substantial compliance with existing environmental laws and regulations and that continued compliance with existing requirements will not materially affect us, there is no assurance that this trend will continue in the future.

The following is a summary of the more significant existing environmental, health and safety laws and regulations to which our business operations are subject and for which compliance may have a material adverse impact on our capital expenditures, results of operations or financial position.

Hazardous Substances and Waste

The Resource Conservation and Recovery Act, as amended, or RCRA, and comparable state statutes and their implementing regulations, regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. Under the auspices of the U.S. Environmental Protection Agency, or EPA, most states administer some or all of the provisions of

RCRA, sometimes in conjunction with their own, more stringent requirements. Federal and state regulatory agencies can seek to impose administrative, civil and criminal penalties for alleged non-compliance with RCRA and analogous state requirements. Drilling fluids, produced waters, and most of the other wastes associated with the exploration, development, and production of oil or natural gas, if properly handled, are exempt from regulation as hazardous waste under Subtitle C of RCRA. These wastes, instead, are regulated under RCRA’s less stringent solid waste provisions, state laws or other federal laws. However, it is possible that certain oil and natural gas exploration, development and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. Any such change could result in an increase in our costs to manage and dispose of wastes, which could have a material adverse effect on our results of operations and financial position.

The Comprehensive Environmental Response, Compensation and Liability Act, as amended, or CERCLA, also known as the Superfund law, and comparable state laws impose liability, without regard to fault or legality of conduct, on classes of persons considered to be responsible for the release of a “hazardous substance” into the environment. These persons include the current and past owner or operator of the site where the release occurred, and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. Under CERCLA, such persons may be subject to joint and several, strict liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. In addition, neighboring landowners and other third-parties may file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. We generate materials in the course of our operations that may be regulated as hazardous substances.

We currently own, lease, or operate numerous properties that have been used for oil and natural gas exploration, production and processing for many years. Although we believe that we have utilized operating and waste disposal practices that were standard in the industry at the time, hazardous substances, wastes, or hydrocarbons may have been released on, under or from the properties owned or leased by us, or on, under or from other locations, including off-site locations, where such substances have been taken for disposal. In addition, some of our properties have been operated by third parties or by previous owners or operators whose treatment and disposal of hazardous substances, wastes, or hydrocarbons was not under our control. These properties and the substances disposed or released on, under or from them may be subject to CERCLA, RCRA, and analogous state laws. Under such laws, we could be required to undertake response or corrective measures, which could include removal of previously disposed substances and wastes, cleanup of contaminated property or performance of remedial plugging or pit closure operations to prevent future contamination

Water Discharges

The Federal Water Pollution Control Act, as amended, also known as the Clean Water Act, and analogous state laws, impose restrictions and strict controls with respect to the discharge of pollutants, including oil and hazardous substances, into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by EPA or an analogous state agency. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws and regulations. Spill prevention, control and countermeasure, or SPCC, plan requirements imposed under the Clean Water Act require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a hydrocarbon tank spill, rupture or leak. In addition, the Clean Water Act and analogous state laws required individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. The Oil Pollution Act of 1990, as amended, or OPA, amends the Clean Water Act and establishes strict liability and natural resource damages liability for unauthorized discharges of oil into waters of the United States. OPA requires owners or operators of certain onshore facilities to prepare Facility Response Plans for responding to a worst case discharge of oil into waters of the United States.

It is customary to recover natural gas from deep shale formations through the use of hydraulic fracturing, combined with sophisticated horizontal drilling. Hydraulic fracturing involves the injection of water, sand and chemical additives under pressure into rock formations to stimulate natural gas production. Due to public concerns raised regarding the potential impacts of hydraulic fracturing on groundwater quality, legislative and regulatory efforts at the federal level and in some states have been initiated to require or make more stringent the permitting and compliance requirements for hydraulic fracturing operations. In particular, the U.S. Senate and House of Representatives are currently considering bills entitled, the “Fracturing Responsibility and Awareness of Chemicals Act,” or the FRAC Act, to amend the federal Safe Drinking Water Act, or the SDWA, to repeal an exemption from regulation for hydraulic fracturing. If enacted, the FRAC Act would amend the definition of “underground injection” in the SDWA to encompass hydraulic fracturing activities, requiring hydraulic fracturing operations to meet permitting and financial assurance requirements, adhere to certain construction specifications, fulfill monitoring, reporting, and recordkeeping obligations, and meet plugging and abandonment requirements. The FRAC Act also proposes to require the reporting and public disclosure of chemicals used in the fracturing process. In unrelated oil spill legislation being considered by the U.S. Senate in the aftermath of the April 2010 Macondo well release in the Gulf of Mexico, Senate Majority Leader Harry Reid has added a requirement that natural gas drillers disclose the chemicals they pump into the ground as part of the hydraulic fracturing process. Disclosure of chemicals used in the hydraulic fracturing process could make it easier for third parties opposing the hydraulic fracturing process to initiate legal proceedings based on allegations that specific chemicals used in the fracturing process could adversely affect groundwater. Adoption of legislation or of any implementing regulations placing restrictions on hydraulic fracturing activities could impose operational delays, increased operating costs and additional regulatory burdens on our exploration and production activities, which could make it more difficult to perform hydraulic fracturing and increase our costs of compliance and doing business.

Air Emissions

The federal Clean Air Act, and comparable state laws, regulate emissions of various air pollutants through air emissions standards, construction and operating permitting programs and the imposition of other compliance requirements. These laws and regulations may require us to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and strictly comply with stringent air permit requirements or utilize specific equipment or technologies to control emissions. The need to obtain permits has the potential to delay the development of oil and natural gas projects. While we may be required to incur certain capital expenditures in the next few years for air pollution control equipment or other air emissions-related issues, we do not believe that such requirements will have a material adverse effect on our operations.

Climate Change

On December 15, 2009, the EPA published its findings that emissions of carbon dioxide, or CO2, methane, and other greenhouse gases, or GHGs, present an endangerment to public heath and the environment because emissions of such gases are, according to the EPA, contributing to the warming of the earth’s atmosphere and other climate changes. These findings allow the EPA to adopt and implement regulations that would restrict emissions of GHGs under existing provisions of the federal Clean Air Act. The EPA has adopted two sets of regulations under the Clean Air Act. The first limits emissions of GHGs from motor vehicles beginning with the 2012 model year. The EPA has asserted that these final motor vehicle GHG emission standards trigger Clean Air Act construction and operating permit requirements for stationary sources, commencing when the motor vehicle standards take effect on January 2, 2011. On June 3, 2010, the EPA published its final rule to address the permitting of GHG emissions from stationary sources under the Prevention of Significant Deterioration, or “PSD,” and Title V permitting programs. This rule “tailors” these permitting programs to apply to certain stationary sources of GHG emissions in a multi-step process, with the largest sources first subject to permitting. It is widely expected that facilities required to obtain PSD permits for their GHG emissions also will be required to reduce those emissions according to “best available control technology” standards for GHG that have yet to be developed. In addition, in October 2009, the EPA published a final rule requiring the reporting of GHG emissions from specified large GHG emission sources in the U.S. beginning in 2011 for emissions occurring in 2010. In April 2010, the EPA proposed to expand this GHG reporting rule to include onshore oil and natural gas production, processing, transmission, storage, and distribution facilities. If the proposed rule is finalized as proposed, reporting of GHG emissions from such facilities would be required on an annual basis, with reporting beginning in 2012 for emissions occurring in 2011.

In addition, both houses of Congress have actively considered legislation to reduce emissions of GHGs, and almost one-half of the states have already taken legal measures to reduce emissions of GHGs, primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs. Most of these cap and trade programs work by requiring either major sources of emissions or major producers of fuels to acquire and surrender emission allowances, with the number of allowances available for purchase reduced each year until the overall GHG emission reduction goal is achieved. The adoption of any legislation or regulations that requires reporting of GHGs or otherwise limits emissions of GHGs from our equipment and operations could require us to incur costs to monitor and report on GHG emissions or reduce emissions of GHGs associated with our operations, and such requirements also could adversely affect demand for the oil and natural gas that we produce.

Finally, it should be noted that some scientists have concluded that increasing concentrations of greenhouse gases in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events. If any such effects were to occur in areas where we operate, they could have in adverse effect on our assets and operations.

National Environmental Policy Act

Oil and natural gas exploration, development and production activities on federal lands are subject to the National Environmental Policy Act, as amended, or NEPA. NEPA requires federal agencies, including the Department of Interior, to evaluate major agency actions having the potential to significantly impact the environment. In the course of such evaluations, an agency will prepare an Environmental Assessment that assesses the potential direct, indirect and cumulative impacts of a proposed project and, if necessary, will prepare a more detailed Environmental Impact Statement that may be made available for public review and comment. Currently, we have minimal exploration and production activities on federal lands. However, for those current activities as well as for future or proposed exploration and development plans on federal lands governmental permits or authorizations that are subject to the requirements of NEPA are required. This process has the potential to delay the development of oil and natural gas projects.

Endangered Species Act

Additionally, environmental laws such as the Endangered Species Act, as amended, or ESA, may impact exploration, development and production activities on public or private lands. The ESA provides broad protection for species of fish, wildlife and plants that are listed as threatened or endangered in the U.S., and prohibits taking of endangered species. Federal agencies are required to insure that any action authorized, funded or carried out by them is not likely to jeopardize the continued existence of listed species or modify their critical habitat. While some of our facilities may be located in areas that are designated as habitat for endangered or threatened species, we believe that we are in substantial compliance with the ESA. However, the designation of previously unidentified endangered or threatened species could cause us to incur additional costs or become subject to operating restrictions or bans in the affected areas.

OSHA

We are subject to the requirements of the federal Occupational Safety and Health Act, as amended, or OSHA, and comparable state statutes whose purpose is to protect the health and safety of workers. In addition, the OSHA hazard communication standard, the Emergency Planning and Community Right to Know Act and implementing regulations, and similar state statutes and regulations require that we organize and/or disclose information about hazardous materials used or produced in our operations and that this information be provided to employees, state and local governmental authorities and citizens. We believe that we are in substantial compliance with all applicable laws and regulations relating to worker health and safety.

Other Regulation of the Oil and Natural Gas Industry

The oil and natural gas industry is extensively regulated by numerous federal, state and local authorities. Legislation affecting the oil and natural gas industry is under constant review for amendment or expansion, frequently increasing the regulatory burden. Additionally, numerous departments and agencies, both federal and state, are authorized by statute to issue rules and regulations that are binding on the oil and natural gas industry and its individual members, some of which carry substantial penalties for failure to comply. Although the regulatory burden on the oil and natural gas industry increases our cost of doing business and, consequently, affects our profitability, these burdens generally do not affect us any differently or to any greater or lesser extent than they affect other companies in the oil and natural gas industry with similar types, quantities and locations of production.

Legislation continues to be introduced in Congress, and the development of regulations continues in the Department of Homeland Security and other agencies concerning the security of industrial facilities, including oil and natural gas facilities. Our operations may be subject to such laws and regulations. Presently, we do not believe that compliance with these laws will have a material adverse impact on us.

Drilling and Production

Our operations are subject to various types of regulation at federal, state and local levels. These types of regulation include requiring permits for the drilling of wells, drilling bonds and reports concerning operations. Most states, and some counties and municipalities, in which we operate also regulate one or more of the following:

•	the location of wells;

•	the method of drilling and casing wells;

•	the surface use and restoration of properties upon which wells are drilled;

•	the plugging and abandoning of wells; and

•	notice to surface owners and other third parties.

State laws regulate the size and shape of drilling and spacing units or proration units governing the pooling of oil and natural gas properties. Some states allow forced pooling or integration of tracts to facilitate exploration, while other states rely on voluntary pooling of lands and leases. In some instances, forced pooling or unitization may be implemented by third parties and may reduce our interest in the unitized properties. In addition, state conservation laws establish maximum rates of production from oil and natural gas wells, generally prohibit the venting or flaring of natural gas and impose requirements regarding the ratability of production. These laws and regulations may limit the amount of oil and natural gas we can produce from our wells or limit the number of wells or the locations at which we can drill. Moreover, each state generally imposes a production or severance tax with respect to the production and sale of oil, natural gas and NGLs within its jurisdiction.

Natural Gas Regulation

The availability, terms and cost of transportation significantly affect sales of natural gas. The interstate transportation and sale for resale of natural gas is subject to federal regulation, including regulation of the terms, conditions and rates for interstate transportation, storage and various other matters, primarily by the Federal Energy Regulatory Commission. Federal and state regulations govern the price and terms for access to natural gas pipeline transportation. The Federal Energy Regulatory Commission’s regulations for interstate natural gas transmission in some circumstances may also affect the intrastate transportation of natural gas.

Although natural gas prices are currently unregulated, Congress historically has been active in the area of natural gas regulation. We cannot predict whether new legislation to regulate natural gas might be proposed, what proposals, if any, might actually be enacted by Congress or the various state legislatures, and what effect, if any, the proposals might have on the operations of our properties. Sales of condensate and NGLs are not currently regulated and are made at market prices.

State Regulation.  The various states regulate the drilling for, and the production, gathering and sale of, oil and natural gas, including imposing severance taxes and requirements for obtaining drilling permits. For example, Texas currently imposes a 4.6% severance tax on oil production and a 7.5% severance tax on natural gas production. States also regulate the method of developing new fields, the spacing and operation of wells and the prevention of waste of natural gas resources. States may regulate rates of production and may establish maximum daily production allowables from natural gas wells based on market demand or resource conservation, or both. States do not regulate wellhead prices or engage in other similar direct economic regulation, but there can be no assurance that they will not do so in the future. The effect of these regulations may be to limit the amount of natural gas that may be produced from our wells and to limit the number of wells or locations we can drill.

The petroleum industry is also subject to compliance with various other federal, state and local regulations and laws. Some of those laws relate to resource conservation and equal employment opportunity. We do not believe that compliance with these laws will have a material adverse effect on us.

Employees

The officers of our general partner will manage our operations and activities. However, neither we, our subsidiaries, nor our general partner have employees. Immediately prior to the closing of this offering, our general partner will enter into a services agreement with Quantum Resources Management pursuant to which Quantum Resources Management will perform services for us, including the operation of our properties. Please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Services Agreement.”

As of June 30, 2010, Quantum Resources Management had 150 employees, including 16 engineers, 3 geologists and 5 land professionals. None of these employees are represented by labor unions or covered by any collective bargaining agreement. We believe that Quantum Resources Management’s relations with its employees are satisfactory. We will also contract for the services of independent consultants involved in land, engineering, regulatory, accounting, financial and other disciplines as needed.

Offices

For our principal offices, we currently lease approximately 30,000 square feet of office space in Houston, Texas at 5 Houston Center, 1401 McKinney Street, Suite 2400, Houston, Texas 77010. Our lease expires on December 31, 2012.

Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not currently a party to any material legal proceedings. In addition, we are not aware of any significant legal or governmental proceedings against us, or contemplated to be brought against us, under the various environmental protection statutes to which we are subject.

MANAGEMENT

Management of QR Energy, LP

QRE GP, LLC, our general partner, will manage our operations and activities on our behalf. Our general partner is owned by entities that are controlled by affiliates of Quantum Energy Partners and the Fund. All of our executive management personnel are employees of Quantum Resources Management, and will devote their time as needed to conduct our business and affairs.

Immediately prior to the closing of this offering, our general partner will enter into a services agreement with Quantum Resources Management. Under the services agreement, from the closing of this offering through December 31, 2012, Quantum Resources Management will be entitled to a quarterly administrative services fee equal to 3.5% of the Adjusted EBITDA generated by us during the preceding quarter, calculated prior to the payment of the fee. It is anticipated that this amount will not reflect the actual costs of such services, and accordingly the Fund, which will pay the balance of such costs, will be subsidizing our operations. For the six months ended June 30, 2010, 3.5% of our unaudited pro forma Adjusted EBITDA, calculated prior to the payment of the fee, would have been approximately $1.3 million. After December 31, 2012, in lieu of the quarterly administrative services fee, our general partner will reimburse Quantum Resources Management, on a quarterly basis, for the allocable expenses it incurs in its performance under the services agreement, and we will reimburse our general partner for such payments it makes to Quantum Resources Management. The services agreement provides that employees of Quantum Resources Management (including the persons who are executive officers of our general partner) will devote such portion of their time as may be reasonable and necessary for the operation of our business. It is anticipated that certain of the executive officers of our general partner will devote significantly less than a majority of their time to our business for the foreseeable future.

Our general partner is not elected by our unitholders and will not be subject to re-election on a regular basis in the future. Unitholders will not be entitled to elect the directors of our general partner or directly or indirectly participate in our management or operation. Our general partner owes a fiduciary duty to our unitholders. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically nonrecourse to it. Whenever possible, our general partner intends to cause us to incur indebtedness or other obligations that are nonrecourse to it. Except as described in “The Partnership Agreement — Limited Voting Rights” and subject to its fiduciary duty to act in good faith, our general partner will have exclusive management power over our business and affairs.

Our general partner has a board of directors that oversees its management, operations and activities. Upon the closing of this offering, the board of directors of our general partner will have one member who is not an officer or employee of our general partner or its affiliates, and is otherwise independent, of Quantum Resources Management and the Fund and their affiliates, including our general partner. This director, to whom we refer to as an independent director, must meet the independence standards established by the NYSE and SEC rules. Within one year of the closing of this offering, the board of directors of our general partner will have at least three independent directors to serve on the audit committee. The NYSE does not require a listed limited partnership like us to have a majority of independent directors on the board of directors of our general partner or to establish a compensation committee or a nominating and corporate governance committee.

At least three independent members of the board of directors of our general partner will serve on a conflicts committee to review specific matters that the board of directors believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence and experience standards established by the NYSE Listed Company Manual and the Securities Exchange Act of 1934 to serve on an audit committee of a board of directors, and certain other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders.

In addition, our general partner will have an audit committee of at least three directors who meet the independence and experience standards established by the NYSE Listed Company Manual and the Securities Exchange Act of 1934. The audit committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and partnership policies and controls. The audit committee will have the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof, and pre-approve any non-audit services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee.

All of the executive officers of our general partner listed below will allocate their time between managing our business and affairs and the business and affairs of Quantum Resources Management and the other entities Quantum Resources Management may serve. The executive officers of our general partner may face a conflict regarding the allocation of their time between our business and the other business interests of Quantum Resources Management and the other entities Quantum Resources Management may serve. Quantum Resources Management intends to cause the executive officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs although it is anticipated that the executive officers of our general partner will devote significantly less than a majority of their time to our business for the foreseeable future. We will also use a significant number of other employees of Quantum Resources Management to operate our business and provide us with general and administrative services. Please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Services Agreement.”

Board Leadership Structure and Role in Risk Oversight

Leadership of our general partner’s board of directors is vested in a Chairman of the Board. Although our Chief Executive Officer currently does not serve as Chairman of the board of directors of our general partner, we currently have no policy prohibiting our current or any future chief executive officer from serving as its Chairman. The board of directors, in recognizing the importance of the board of directors having the ability to operate independently, determined that separating the roles of Chairman of the Board and Chief Executive Officer is advantageous for us and our unitholders. Our general partner’s board of directors has also determined that having the Chief Executive Officer serve as a director enhances understanding and communication between management and the board of directors, allows for better comprehension and evaluation of our operations, and ultimately improves the ability of the board of directors to perform its oversight role.

The management of enterprise-level risk may be defined as the process of identification, management and monitoring of events that present opportunities and risks with respect to the creation of value for our unitholders. The board of directors of our general partner has delegated to management the primary responsibility for enterprise-level risk management, while retaining responsibility for oversight of our executive officers in that regard. Our executive officers will offer an enterprise-level risk assessment to the board of directors at least once every year.

Directors and Executive Officers

The following table sets forth certain information regarding the current directors and executive officers of our general partner. Directors are elected for one-year terms.

Name	Age	Position with Our General Partner

Alan L. Smith	47	Chief Executive Officer and Director
John H. Campbell, Jr.	53	President, Chief Operating Officer and Director
Cedric W. Burgher	50	Interim Chief Financial Officer
Gregory S. Roden	52	Vice President, Secretary and General Counsel
Howard K. Selzer	53	Chief Accounting Officer
Donald D. Wolf	67	Chairman of the Board
Toby R. Neugebauer	39	Director
S. Wil VanLoh, Jr.	40	Director

Our general partner’s directors hold office until the earlier of their death, resignation, removal or disqualification or until their successors have been elected and qualified. Officers serve at the discretion of the board of directors. In selecting and appointing directors to the board of directors, the owners of our general partner do not intend to apply a formal diversity policy or set of guidelines. However, when appointing new directors, the owners of our general partner will consider each individual director’s qualifications, skills, business experience and capacity to serve as a director, as described below for each director, and the diversity of these attributes for the board of directors as a whole.

Alan L. Smith is the Chief Executive Officer and a member of the board of directors of our general partner. Mr. Smith also serves as a Venture Partner with Quantum Energy Partners. Prior to becoming the Chief Executive Officer of Quantum Resources Management in 2009, Mr. Smith served as a Managing Director with Quantum Energy Partners and as Chairman of Chalker Energy Partners II, LLC, both beginning in 2006. From 2003 until 2006, Mr. Smith served as the President and CEO of Chalker Energy Partners I, LLC, a private oil and natural gas exploration and production company he co-founded, which was funded by Quantum Energy Partners. From 2001 until 2003, Mr Smith served as the Vice President of Business Development at Ocean Energy, Inc. and from 1999 to 2001 he was the Asset Manager for an onshore business unit at Ocean Energy. Prior to 1999, Mr. Smith served in positions of increasing responsibility at XPLOR Energy, Inc., Ryder Scott Company, Burlington Resources and Vastar Resources/ARCO Oil and Gas Company. He serves as a board member for the Southeastern Region IPAA, an advisory board member of the A&D Watch, a Hart’s publication, and also serves in an advisory capacity to the Texas Tech Department of Petroleum Engineering. We believe that Mr. Smith’s extensive experience in the energy industry and his relationships with Quantum Resources Management and Quantum Energy Partners, particularly his service as the Chief Executive Officer of Quantum Resources Management, bring important experience and skill to the board of directors.

John H. Campbell, Jr. is the President and Chief Operating Officer and a member of the board of directors of our general partner. Mr. Campbell also serves as a Managing Director with Quantum Energy Partners, a position he has held since 2003. Prior to joining Quantum Energy Partners in 2003, Mr. Campbell served as Senior Vice President Operations for North America Onshore for Ocean Energy, Inc., where he was responsible for the company’s extensive onshore oil and natural gas operations. He joined Ocean from Burlington Resources, Inc. where, over a period of eleven years, he served in a variety of engineering, operational and management positions. Prior to Burlington, he was a field engineer with Schlumberger Ltd. Over the years, he has led the technical and capital allocation efforts for major onshore and offshore assets, as well as the evaluation of numerous property acquisitions and mergers. We believe that Mr. Campbell’s extensive experience in the energy industry, particularly his background and experience in the engineering and operational aspects of exploration and production activities, bring important experience and skill to the board of directors.

Cedric W. Burgher is the Interim Chief Financial Officer of our general partner. Mr. Burgher also serves as a Managing Director of Quantum Energy Partners, a role he has had since May 2008. Prior to joining Quantum Energy Partners, Mr. Burgher served as Senior Vice President and Chief Financial

Officer of KBR, Inc., a global engineering, construction and services company, from November 2005 until March 2008. Prior to KBR, Mr. Burgher served as the Chief Financial Officer of Burger King Corporation, an international restaurant company, from September 2004 to September 2005. Mr. Burgher worked for Halliburton Company, an oilfield services company, from September 2001 to September 2004, most recently as the Vice President and Treasurer and, prior to that, as the Vice President of Investor Relations. He also previously held financial management positions with Enron, EOG Resources and Baker Hughes following several years in the banking industry. Mr. Burgher is a Chartered Financial Analyst (CFA).

Gregory S. Roden is the Vice President and General Counsel of our general partner. Since 2009, Mr. Roden has served as Vice President and General Counsel of Quantum Resources Management. From 2005 to 2009, Mr. Roden was Senior Counsel for Devon Energy supporting their Southern and Gulf of Mexico Divisions. From 2003 to 2005, Mr. Roden worked for BP on various LNG regasification projects in the U.S. and in support of BP’s products trading floor. Mr. Roden served as Ocean Energy’s Assistant General Counsel for Onshore Domestic Operations from 2000 to 2003. Mr. Roden commenced his legal practice in 1992 as an oil and natural gas attorney specializing in acquisitions and divestitures with Akin, Gump, Strauss, Hauer and Feld, LLP. Prior to becoming an attorney, Mr. Roden worked from 1980 to 1989 for Exxon Company USA in various natural gas production, processing, marketing and management positions.

Howard K. Selzer is the Chief Accounting Officer of our general partner. Mr. Selzer also is Chief Accounting Officer for Quantum Resources Management. His primary responsibility is to oversee all of our accounting, financial reporting, tax and audit functions. Prior to joining Quantum Resources Management in 2009, Mr. Selzer was Chief Financial Officer for Terralliance Technologies, Inc., a privately funded company. Mr. Selzer’s previous experiences consist of financial management positions at TGS (Vice President-Finance & Administration), Santos USA (Vice President-Accounting & Marketing), Enron Oil and Gas (Sr. Director & Controller, Manager-Financial Reporting/Budgets, Finance Manager-Metz), Elf Aquitaine (Accounting Manager, International Petroleum Negotiator) and Cities Service Co. (International Petroleum Accountant). He is a Certified Public Accountant.

Donald D. Wolf serves as the Chairman of the board of directors of our general partner. Previously, Mr. Wolf served as the Chief Executive Officer of Quantum Resources Management from 2006 until 2009 and he continues to serve as the Chief Executive Officer of the general partner of the Fund. Prior to serving as the Chief Executive Officer of Quantum Resources Management, Mr. Wolf served as President and Chief Executive Officer of Aspect Energy, LLC, a position he has held since 2004. Prior to joining Aspect, Mr. Wolf served as Chairman and Chief Executive Officer of Westport Resources Corporation from 1996 to 2004. Mr. Wolf has also served as President and Chief Operating Officer of United Meridian Corporation from 1994 to 1996; President and Chief Executive Officer of General Atlantic Resources, Inc. from 1981 to 1993; and Co-Founder and President of Terra Marine Energy Company from 1977 to 1981. He began his career in 1965 with Sun Oil Company in Calgary, Alberta, Canada, working in operations and land management. Following Sun Oil Company, he assumed land management positions with Bow Valley Exploration, Tesoro Petroleum Corp. and Southland Royalty Company from 1971 through 1977. Mr. Wolf currently serves as a director of the general partner of MarkWest Energy Partners, L.P., Enduring Resources, LLC, Laredo Petroleum, LLC, Ute Energy, LLC, and Aspect Energy, LLC. Mr. Wolf is a former director of the Independent Petroleum Association of Mountain States, or IPAMS. We believe that Mr. Wolf’s extensive experience in the energy industry, most notably in serving as Chief Executive Officer of Westport Resources Corporation for eight years, bring substantial experience and leadership skill to the board of directors.

Toby R. Neugebauer is a member of the board of directors of our general partner. Since 1998, Mr. Neugebauer has been a Managing Partner of Quantum Energy Partners, a private equity firm specializing in the energy industry which he co-founded in 1998. Prior to co-founding Quantum Energy Partners, Mr. Neugebauer co-founded Windrock Capital, Ltd., an energy investment banking firm specializing in raising private equity and providing merger, acquisition and divestiture advice for energy companies. Before co-founding Windrock Capital, Ltd. in 1994, Mr. Neugebauer was an investment banking analyst in Kidder, Peabody & Co.’s Natural Resources where he worked on corporate debt and equity financings, mergers and acquisitions, and other highly structured transactions for energy and energy-related companies. Mr. Neugebauer currently serves on the boards of a number of portfolio companies of Quantum Energy Partners, all of which are private energy companies. Mr. Neugebauer also serves on the board of QA Global GP, LLC, which is the entity controlling the Fund. From January through June 2006, Mr. Neugebauer served on the Board of Directors of Linn Energy, LLC. Mr. Neugebauer’s extensive experience from investing in the energy industry over the past thirteen years and serving as a director for numerous private energy companies brings unique and valuable skills to the board of directors.

S. Wil VanLoh, Jr. is a member of the board of directors of our general partner. Mr. VanLoh is the President and Chief Executive Officer of Quantum Energy Partners, which he co-founded in 1998. Quantum Energy Partners manages a family of energy-focused private equity funds, with more than $5.7 billion of capital under management. Mr. VanLoh is responsible for the leadership and overall management of the firm. Additionally, he leads the firm’s investment strategy and capital allocation process, working closely with the investment team to ensure its appropriate implementation and execution. He oversees all investment activities, including origination, due diligence, transaction structuring and execution, portfolio company monitoring and support, and transaction exits. Prior to co-founding Quantum Energy Partners, Mr. VanLoh co-founded Windrock Capital, Ltd., an energy investment banking firm specializing in providing merger, acquisition, and divestiture advice to and raising private equity for energy companies. Prior to co-founding Windrock in 1994, Mr. VanLoh worked in the energy investment banking groups of Kidder, Peabody & Co. and NationsBank. Mr. VanLoh currently serves on the boards of a number of portfolio companies of Quantum Energy Partners, all of which are private energy companies. Mr. VanLoh also serves on the board of QA Global GP, LLC, which is the entity controlling the Fund. Mr. VanLoh served on the board of directors of the general partner of Legacy Reserves LP from its founding to August 1, 2007. Mr. VanLoh has served as a board member and Treasurer of the Houston Producer’s Forum and currently serves on the Finance Committee of the Independent Petroleum Association of America (“IPAA”). We believe that Mr. VanLoh’s extensive experience, both from investing in the energy industry over the past thirteen years and serving as director for numerous private energy companies, brings important and valuable skills to the board of directors.

Reimbursement of Expenses of Our General Partner

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business.

Immediately prior to the closing of this offering, our general partner will enter into a services agreement with Quantum Resources Management. Under the services agreement, from the closing of this offering through December 31, 2012, Quantum Resources Management will be entitled to a quarterly administrative services fee equal to 3.5% of the Adjusted EBITDA generated by us during the preceding quarter, calculated prior to the payment of the fee. For the six months ended June 30, 2010, 3.5% of our unaudited pro forma Adjusted EBITDA, 2010, calculated prior to the payment of the fee, would have been approximately $1.3 million. After December 31, 2012, in lieu of the quarterly administrative services fee, our general partner will reimburse Quantum Resources Management, on a quarterly basis, for the allocable expenses it incurs in its performance under the services agreement, and we will reimburse our general partner for such payments it makes to Quantum Resources Management. For a detailed description of the administrative services fee paid Quantum Resources Management pursuant to the services agreement, please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Services Agreement.”

Executive Compensation

We and our general partner were formed in September 2010. As such, our general partner did not accrue any obligations with respect to executive compensation for its directors and executive officers for the fiscal year ended December 31, 2009, or for any prior periods. Accordingly, we are not presenting any compensation for historical periods. We have not paid or accrued any amounts for executive compensation for the 2009 fiscal year.

The officers of our general partner will be employed by Quantum Resources Management and will manage the day-to-day affairs of our business. Certain of our general partner’s officers are dedicated to managing our business and will devote the substantial majority of their time to our business, while other officers will have responsibilities for both us and the Fund and will devote less than a majority of their time to our business. Because the executive officers of our general partner are employees of Quantum Resources Management, compensation will be paid by Quantum Resources Management and reimbursed by us. The officers of our general partner, as well as the employees of Quantum Resources Management who provide services to us, may participate in employee benefit plans and arrangements sponsored by Quantum Resources Management, including plans that may be established in the future. Our general partner has not entered into any employment agreements with any of our general partner’s officers.

We anticipate that, in connection with the closing of this offering, the board of directors of our general partner will grant awards to our key employees and our outside directors pursuant to the Long Term Incentive Plan described below; however, the board has not yet made any determination as to the number of awards, the type of awards or when the awards would be granted. We anticipate that the vesting of our equity awards to the officers of our general partner will be tied to time and performance thresholds. We expect that annual bonuses will be determined based on financial performance.

Because our general partner was recently formed and has not accrued any compensation obligations, we generally are not presenting historical compensation information.

Compensation Committee Interlocks and Insider Participation

As a limited partnership, we are not required by the NYSE to establish a compensation committee, nor does our general partner’s board of directors intend to do so.

Compensation Discussion and Analysis

General

All of our executive officers and other personnel necessary for our business to function will be employed and compensated by Quantum Resources Management, subject to reimbursement by us. We and our general partner were formed in September 2010; therefore, we incurred no cost or liability with respect to compensation of our executive officers, nor has our general partner accrued any liabilities for management incentive or retirement benefits for our executive officers for the fiscal year ended December 31, 2009 or for any prior periods.

Responsibility and authority for compensation-related decisions for executive officers dedicated to our business will reside with our general partner. Responsibility and authority for compensation-related decisions for executive officers with responsibilities to both us and the Fund will reside with the independent directors of our general partner. Our general partner’s officers will manage our business as part of the service provided by Quantum Resources Management under the services agreement, and the compensation for all of our executive officers will be indirectly paid by our general partner through reimbursements to Quantum Resources Management.

We expect that the future compensation of our executive and non-executive officers will include a significant component of incentive compensation based on our performance. We expect to employ a compensation philosophy that will emphasize pay-for-performance (primarily the ability to increase sustainable quarterly distributions to unitholders), both on an individual and entity level, and place the majority of each officer’s compensation at risk. We believe this pay-for-performance approach aligns the interests of our executive officers with that of our unitholders, and at the same time enables us to maintain a lower level of base overhead in the event our operating and financial performance fails to meet expectations. We will design our executive compensation to attract and retain individuals with the background and skills necessary to successfully execute our business model in a demanding environment, to motivate those individuals to reach near-term and long-term goals in a way that aligns their interest with that of our unitholders, and to reward success in reaching such goals.

We expect that we will use three primary elements of compensation to fulfill that design — salary, cash bonus and long-term equity incentive awards. Cash bonuses and equity incentives (as opposed to salary) represent the performance driven elements. They are also flexible in application and can be tailored to meet our objectives. The determination of specific individuals’ cash bonuses reflects their relative contribution to achieving or exceeding annual goals, and the determination of specific individuals’ long-term incentive awards is based on their expected contribution in respect of longer term performance objectives.

Quantum Resources Management does not maintain a defined benefit or pension plan for its executive officers, because it believes such plans primarily reward longevity rather than performance. Quantum Resources Management provides a basic benefits package generally to all employees, which includes a 401(k) plan and health, disability and life insurance. Employees provided to us under the services agreement will enjoy the same basic benefits.

Awards Under Our Long-Term Incentive Plan

Our general partner has adopted a long-term incentive plan for employees, officers, consultants and directors of our general partner and those of its affiliates, including Quantum Resources Management, who perform services for us. The long-term incentive plan provides for the grant of unit options, restricted units, phantom units, unit appreciation rights, distribution equivalent rights, other unit-based awards and unit awards. For a more detailed description of this plan, please read “— Long-Term Incentive Plan.”

Compensation of Directors

Officers or employees of our general partner or its affiliates who also serve as directors will not receive additional compensation for their service as a director of our general partner. Our general partner anticipates that each director who is not an officer or employee of our general partner or its affiliates will receive compensation for attending meetings of the board of directors, as well as committee meetings. The amount of compensation to be paid to non-employee directors has not yet been determined.

In addition, each non-employee director will be reimbursed for his out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Delaware law.

Long-Term Incentive Plan

Our general partner intends to adopt the QRE GP, LLC Long-Term Incentive Plan for employees, officers, consultants and directors of our general partner and any of its affiliates who perform services for us. The long-term incentive plan will consist of the following components: unit options, restricted units, phantom units, unit appreciation rights, distribution equivalent rights, other unit-based awards and unit awards. The purpose of awards under the long-term incentive plan is to provide additional incentive compensation to employees providing services to us, and to align the economic interests of such employees with the interests of our unitholders. The long-term incentive plan will limit the number of units that may be delivered pursuant to vested awards to common units. Common units cancelled, forfeited or withheld to satisfy exercise prices or tax withholding obligations will be available for delivery pursuant to other awards. The plan will be administered by the board of directors of our general partner or a committee thereof, which we refer to as the plan administrator. We currently expect that the conflicts committee will be the committee designated as the plan administrator.

The plan administrator may terminate or amend the long-term incentive plan at any time with respect to any units for which a grant has not yet been made. The plan administrator also has the right to alter or amend the long-term incentive plan or any part of the plan from time to time, including increasing the number of units that may be granted subject to the requirements of the exchange upon which the common units are listed at that time. However, no change in any outstanding grant may be made that would materially reduce the rights or benefits of the participant without the consent of the participant. The plan will expire on the earliest of (i) the date common units are no longer available under the plan for grants, (ii) termination of the plan by the plan administrator or (iii) the date 10 years following its date of adoption.

Restricted Units

A restricted unit is a common unit that vests over a period of time, and during that time, is subject to forfeiture. The plan administrator may make grants of restricted units containing such terms as it shall determine, including the period over which restricted units will vest. The plan administrator, in its discretion, may base its determination upon the achievement of specified financial or other performance objectives. Restricted units will be entitled to receive quarterly distributions during the vesting period.

Phantom Units

A phantom unit entitles the grantee to receive a common unit upon the vesting of the phantom unit or, in the discretion of the plan administrator, cash equivalent to the value of a common unit. The plan administrator may make grants of phantom units under the plan containing such terms as the plan administrator shall determine, including the period over which phantom units granted will vest. The plan administrator, in its discretion, may base its determination upon the achievement of specified financial objectives.

Unit Options

The long-term incentive plan will permit the grant of options covering common units. The plan administrator may make grants containing such terms as the plan administrator shall determine. Unit options must have an exercise price that is not less than the fair market value of the common units on the date of grant. In general, unit options granted will become exercisable over a period determined by the plan administrator.

Unit Appreciation Rights

The long-term incentive plan will permit the grant of unit appreciation rights. A unit appreciation right is an award that, upon exercise, entitles the participant to receive the excess of the fair market value of a common unit on the exercise date over the exercise price established for the unit appreciation right. Such excess will be paid in cash or common units. The plan administrator may make grants of unit appreciation rights containing such terms as the plan administrator shall determine. Unit appreciation rights must have an exercise price that is not less than the fair market value of the common units on the date of grant. In general, unit appreciation rights granted will become exercisable over a period determined by the plan administrator.

Distribution Equivalent Rights

The plan administrator may, in its discretion, grant distribution equivalent rights, or DERs, as a stand-alone award or with respect to phantom unit awards or other award under the long-term incentive plan. DERs entitle the participant to receive cash or additional awards equal to the amount of any cash distributions made by us during the period the right is outstanding. Payment of a DER issued in connection with another award may be subject to the same vesting terms as the award to which it relates or different vesting terms, in the discretion of the plan administrator.

Other Unit-Based Awards

The long-term incentive plan will permit the grant of other unit-based awards, which are awards that are based, in whole or in part, on the value or performance of a common unit. Upon vesting, the award may be paid in common units, cash or a combination thereof, as provided in the grant agreement.

Unit Awards

The long-term incentive plan will permit the grant of common units that are not subject to vesting restrictions. Unit awards may be in lieu of or in addition to other compensation payable to the individual.

Change in Control; Termination of Service

Awards under the long-term incentive plan will vest and/or become exercisable, as applicable, upon a “change in control” of us or our general partner, unless provided otherwise by the plan administrator. The consequences of the termination of a grantee’s employment, consulting arrangement or membership on the board of directors will be determined by the plan administrator in the terms of the relevant award agreement.

Source of Units

Common units to be delivered pursuant to awards under the long-term incentive plan may be common units acquired by our general partner in the open market, from any other person, directly from us or any combination of the foregoing. If we issue new common units upon the grant, vesting or payment of awards under the long-term incentive plan, the total number of common units outstanding will increase.

Relation of Compensation Policies and Practices to Risk Management

We anticipate that our compensation policies and practices will reflect the same philosophy and approach as Quantum Resources Management’s. Accordingly, such policies and practices will be designed to provide rewards for short-term and long-term performance, both on an individual basis and at the entity level. In general, optimal financial and operational performance, particularly in a competitive business, requires some degree of risk-taking. Accordingly, the use of compensation as an incentive for performance can foster the potential for management and others to take unnecessary or excessive risks to reach performance thresholds which qualify them for additional compensation.

From a risk management perspective, our policy will be to conduct our commercial activities within pre-defined risk parameters that are closely monitored and are structured in a manner intended to control and minimize the potential for unwarranted risk-taking. We also routinely monitor and measure the execution and performance of our projects and acquisitions relative to expectations.

We expect our compensation arrangements to contain a number of design elements that serve to minimize the incentive for taking unwarranted risk to achieve short-term, unsustainable results. Those elements include delaying the rewards and subjecting such rewards to forfeiture for terminations related to violations of our risk management policies and practices or of our code of conduct.

In combination with our risk-management practices, we do not believe that risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common and subordinated units that, upon the consummation of this offering and the related transactions and assuming the underwriters do not exercise their option to purchase additional common units, will be owned by:

•	each person who then will beneficially own more than 5% of the then outstanding common units;

•	each director and director nominee of our general partner;

•	each named executive officer of our general partner; and

•	all directors, director nominees and executive officers of our general partner as a group.

Percentage
of Total
		Percentage of		Percentage of	Common and
	Common	Common	Subordinated	Subordinated	Subordinated
	Units to be	Units to be	Units to be	Units to	Units to
	Beneficially	Beneficially	Beneficially	be Beneficially	be Beneficially
Name of Beneficial Owner(1)	Owned	Owned	Owned	Owned	Owned

The Fund(2)		%		%	%
Donald D. Wolf(2)	—	—	—	—	—
Alan L. Smith(2)(3)		%		%	%
John H. Campbell(2)(3)		%		%	%
Cedric W. Burgher	—	—	—	—	—
Gregory S. Roden	—	—	—	—	—
Toby R. Neugebauer(2)(3)		%		%	%
S. Wil VanLoh, Jr.(2)(3)		%		%	%
All named executive officers, directors and director nominees as a group (7 persons)		%		%	%

*	Less than 1%.

(1)	The address for all beneficial owners in this table is 5 Houston Center, 1401 McKinney Street, Suite 2400, Houston, Texas 77010.

(2)	QA Global GP, LLC (“HoldCo GP”) may be deemed to beneficially own the interests in us held by Quantum Resources A1, LP (“QRA”), Quantum Resources B, LP (“QRB”), Quantum Resources C, LP (“QRC”), QAB Carried WI, LP (“QAB”), QAC Carried WI, LP (“QAC”) and Black Diamond Resources, LLC (“Black Diamond”). HoldCo GP is the sole general partner of QA Holdings, LP, which is the sole owner of QA GP, LLC, which is the sole general partner of The Quantum Aspect Partnerships, LP, which is the sole general partner of each of QRA, QRB and QRC. QAB, QAC and Black Diamond are wholly owned by QA Holdings, LP. QRA, QRB, QRC, QAB, QAC and Black Diamond hold the following limited partner interests in us:

•	QRA owns common units and subordinated units;

•	QRB owns common units and subordinated units;

•	QRC owns common units and subordinated units;

•	QAB owns common units and subordinated units;

•	QAC owns common units and subordinated units; and

•	Black Diamond owns common units and subordinated units.

The Fund’s common units will be reduced to the extent the underwriters exercise their option to purchase additional common units. Please read “Prospectus Summary — The Offering” for a description of the underwriters’ option to purchase additional common units.

Three directors of our general partner, Messrs. Wolf, Neugebauer and VanLoh, and two directors and executive officers of our general partner, Messrs. Smith and Campbell, are also members of the board of directors of HoldCo GP, and as such, are entitled to vote on decisions to vote, or to direct to vote, and to dispose, or to direct the disposition of, the common units and subordinated units held by the Fund but cannot individually or together control the outcome of such decisions. HoldCo GP and Messrs. Wolf, Neugebauer, VanLoh, Smith and Campbell disclaim beneficial ownership of the common units and subordinated units held by the Fund.

(3)	Our general partner, QRE GP, LLC, will be owned 50% by an entity controlled by Mr. Neugebauer and Mr. VanLoh and 50% by an entity controlled by Mr. Smith and Mr. Campbell. As indirect owners of our general partner, Messrs. Neugebauer, VanLoh, Smith and Campbell will share in distributions made by us with respect to units held by our general partner in proportion to their respective ownership interests. Messrs. Neugebauer, VanLoh, Smith and Campbell, by virtue of their ownership interest in our general partner, may be deemed to beneficially own the units held by our general partner. Messrs. Neugebauer, VanLoh, Smith and Campbell disclaim beneficial ownership of units held by our general partner in excess of their respective pecuniary interest in our general partner.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, affiliates of the Fund and Quantum Energy Partners will own our general partner and, through ownership of the general partner of the Fund, will control an aggregate of approximately     % of our outstanding common units and all of our subordinated units. In addition, our general partner will own a 0.1% general partner interest in us, evidenced by           general partner units. These amounts do not reflect any common units that may be issued under the long-term incentive plan that our general partner expects to adopt prior to the closing of this offering.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation and liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, were not the result of arm’s-length negotiations.

Formation Stage

The consideration received by our general partner, the Fund and their respective affiliates prior to or in connection with this offering	• common units;

• subordinated units;

• general partner units;

• the right to receive the management incentive fee; and

• approximately $ million in cash.

If the underwriters do not exercise their option to purchase additional common units, we will issue common units to the Fund at the expiration of the option period. To the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public, and the remainder of the common units subject to the option, if any, will be issued to the Fund at the expiration of the option period.

Operational Stage

Distributions of available cash to our general partner and its affiliates	We will generally make cash distributions to our unitholders pro rata, including our general partner and its affiliates, as the holders of common units, all of the subordinated units and general partner units.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partner and its affiliates would receive an annual distribution of approximately $ million on their general partner units, $ million on their common units and $ million on their subordinated units.

Management incentive fee	Under our partnership agreement, for each quarter for which we have paid distributions that equaled or exceeded the Target Distribution, our general partner will be entitled to a quarterly management incentive fee, payable in cash, equal to 0.25% of our management incentive fee base, which is an amount equal to the sum of (i) the future net revenue of our estimated proved oil and natural gas reserves, discounted to present value at 10% per annum and calculated based on SEC methodology, adjusted for our commodity derivative contracts, and (ii) the fair market value of our assets, other than our estimated oil and natural gas reserves and our commodity derivative contracts, that principally produce qualifying income for federal income tax purposes, at such value as may be agreed upon by our general partner and the conflicts committee of our general partner’s board of directors. This management incentive fee base will be calculated as of December 31 (with respect to the first and second calendar quarters and based on a fully-engineered third-party reserve report) or June 30 (with respect to the third and fourth calendar quarters and based on an internally engineered third-party reserve report, unless estimated proved reserves increased by more than 20% since the previous calculation date, in which case a third-party audit of our internal estimates will be performed) immediately preceding the quarter in respect of which payment of a management incentive fee is permitted.

No portion of the management incentive fee determined for any calendar quarter will be earned or payable unless we have paid (or have reserved for payment) a quarterly distribution that equaled or exceeded the Target Distribution for such quarter. In addition, the amount of the management incentive fee otherwise payable with respect to any calendar quarter will be reduced to the extent that giving effect to the payment of such management incentive fee would cause adjusted operating surplus (which is defined in “Provisions of Our Partnership Agreement Relating to Cash Distributions and the Management Incentive Fee — General Partner Interest and Management Incentive Fee”) generated during such quarter to be less than 100% of our quarterly distribution paid (or reserved for payment) for such quarter on all outstanding common, Class B, if any, subordinated and general partner units. Any portion of the management incentive fee not paid as a result of the foregoing limitations will not accrue or be payable in future quarters.

Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions and the Management Incentive Fee — General Partner Interest and Management Incentive Fee.”

Conversion of the management incentive fee into Class B units and reset of the management incentive fee base	From and after the end of the subordination period and subject to certain exceptions, our general partner will have the continuing right, at a time when it has received all or any portion of the management incentive fee for each of the immediately preceding four consecutive quarters, to convert into Class B units up to 80% of the management incentive fee for a particular quarter in lieu of receiving a cash payment for such portion of the management incentive fee. The number of Class B units (rounded to the nearest whole number) to be issued in connection with such a conversion will be equal to (a) the product of: (i) the applicable percentage (up to 80%) of the management incentive fee our general partner has elected to convert, and (ii) the average of the management incentive fee paid to our general partner in the immediately preceding two calendar quarters, divided by (b) the cash distribution per unit for the most recently completed quarter.

The Class B units will have the same rights, preferences and privileges of our common units, and will be entitled to the same cash distributions per unit as our common units, except in liquidation where distributions are made in accordance with the respective capital accounts of the units, and will be convertible into an equal number of common units at the election of the holder. If our general partner exercises its right to convert a portion the management incentive fee with respect to that quarter into Class B units, then the management incentive fee base described above will be reduced in proportion to the percentage of such fee converted. As a result, any conversion will reduce the amount of the management incentive fee for subsequent quarters, subject to potential increase in future quarters as a result of an increase in our management incentive fee base. Our general partner will, however, be entitled to receive distributions on the Class B units that it owns as a result of converting the management incentive fee. The reduction in the management incentive fee as a result of any conversion will directly offset the increase in distributions required by the newly issued Class B units. In addition, following a conversion, our general partner will be able to make subsequent conversions once certain conditions have been met.

For a detailed description of this conversion right, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions and the Management Incentive Fee — General Partner’s Right to Convert Management Incentive Fee into Class B Units.”

Payments to our general partner and its affiliates	Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. Under the services agreement, from the closing of this offering through December 31, 2012, Quantum Resources Management will be entitled to a quarterly administrative services fee equal to 3.5% of the Adjusted EBITDA generated by us during the preceding quarter, calculated prior to the payment of the fee. For the six months ended June 30, 2010, 3.5% of our unaudited pro forma Adjusted EBITDA, calculated prior to payment of the fee, would have been approximately $1.3 million. After December 31, 2012, in lieu of the quarterly administrative services fee, our general partner will reimburse

Quantum Resources Management, on a quarterly basis, for the allocable expenses it incurs in its performance under the services agreement, and we will reimburse our general partner for such payments it makes to Quantum Resources Management. Please read ‘‘— Services Agreement” below.

Withdrawal or removal of our general partner	In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the departing general partner’s general partner interest in us and right to the management incentive fee for a cash payment equal to the fair market value of that interest and right. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the departing general partner’s general partner in us and right to the management incentive fee for their fair market value.

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

Agreements Governing the Transactions

In connection with the closing of this offering, we, our general partner and its affiliates will enter into the various documents and agreements that will affect the offering transactions described in “Prospectus Summary — Formation Transactions and Partnership Structure,” including the vesting of assets in, and the assumption of liabilities by, us and the application of the proceeds of this offering. These agreements have been negotiated among affiliated parties and, consequently, are not the result of arm’s-length negotiations. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with transferring assets to us, will be paid from the proceeds of this offering.

Services Agreement

Contemporaneously with the closing of this offering, our general partner will enter into a services agreement with Quantum Resources Management. Under the services agreement, from the closing of this offering through December 31, 2012, Quantum Resources Management will be entitled to a quarterly administrative services fee equal to 3.5% of the Adjusted EBITDA generated by us during the preceding quarter, calculated prior to the payment of the fee. For the six months ended June 30, 2010, 3.5% of our unaudited pro forma Adjusted EBITDA, calculated prior to the payment of the fee, would have been approximately $1.3 million, which is inclusive of the incremental costs of becoming a publicly-traded limited partnership. After December 31, 2012, in lieu of the quarterly administrative services fee, our general partner will reimburse Quantum Resources Management, on a quarterly basis, for the allocable expenses it incurs in its performance under the services agreement, and we will reimburse our general partner for such payments it makes to Quantum Resources Management. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated by Quantum Resources Management to its affiliates. Quantum Resources Management will have substantial discretion to determine in good faith which expenses to incur on our behalf. Quantum Resources Management will not be liable to us for its performance of, or failure to perform, services under the services agreement unless its acts or omissions constitute gross negligence or willful misconduct.

Omnibus Agreement

Upon the closing of this offering, we will enter into an omnibus agreement with affiliates of our general partner, including the Fund, that will address competition and indemnification matters, as well as our right to participate in certain transactions with the Fund. Any or all of the provisions of the omnibus agreement, other than the indemnification provisions described below, will terminate upon a change of control of us or our general partner.

Competition.  None of the affiliates of the Fund will be restricted, under either our partnership agreement or the omnibus agreement, from competing with us. The Fund will be permitted to compete with us and may acquire or dispose of additional oil and natural gas properties or other assets in the future without any obligation to offer us the opportunity to purchase those assets, except as provided in the right of first offer and the participation right under the omnibus agreement.

Indemnification.  Pursuant to the omnibus agreement, the Fund will indemnify us against (i) title defects, subject to a $75,000 per claim de minimus exception and a $2.0 million threshold, and (ii) income taxes attributable to pre-closing operations as of the closing date of this offering. The Fund’s indemnification obligation will (i) survive for one year after the closing of this offering with respect to title, and (ii) terminate upon the expiration of the applicable statute of limitations with respect to income taxes. We will indemnify the Fund against certain potential environmental claims, losses and expenses associated with the operation of our business that arise after the consummation of this offering.

Right of First Offer and Participation Right.  Under the terms of the omnibus agreement, the Fund will commit to offer us the first opportunity to purchase properties that it may offer for sale, so long as the properties consist of at least 70% proved developed producing reserves. Additionally, the Fund will agree to allow us to participate in acquisition opportunities to the extent that it invests any of the remaining $170 million of its unfunded committed equity capital. Specifically, the Fund will agree to offer us the first option to participate in at least 25% of each acquisition opportunity available to it, so long as at least 70% of the allocated value is attributable to proved developed producing reserves. In addition to opportunities to purchase proved reserves from, and to participate in future acquisition opportunities with, the Fund, the general partner of the Fund will agree that, if it or its affiliates establish another fund to acquire oil and natural gas properties within two years of the closing of this offering, it will cause such fund to provide us with a similar right to participate in such fund’s acquisition opportunities. These contractual obligations will remain in effect for five years after the date the omnibus agreement is executed.

Contracts with Affiliates

Amended and Restated Limited Liability Company Agreement of QRE GP, LLC

The owners of our general partner expect to amend and restate its Limited Liability Company Agreement prior to the closing of this offering. Among other provisions, the Amended and Restated Limited Liability Company Agreement of QRE GP, LLC will allocate the management incentive fee amongst its owners in proportion to their ownership interests or by an alternative arrangement.

Stakeholders’ Agreement

Prior to filing our registration statement relating to this offering, we, the Fund and our general partner entered into an agreement relating to:

•	the contribution of the Partnership Properties to us in exchange for cash, common units and subordinated units;

•	the issuance of the general partner units to our general partner, and providing for our general partner’s management incentive fee payable by us and the conversion of such fee into Class B units; and

•	registration rights for the benefit of the Fund and our general partner.

We refer to this agreement as our “Stakeholders’ Agreement” and have filed it as an exhibit to the registration statement of which this prospectus is a part. The distributions and payments to be made by us to our general partner and its affiliates in connection with our formation and ongoing operation were determined by and among affiliated entities and, consequently, were not the result of arms-length negotiations.

Allocation of Residual Units.  Pursuant to the terms of the Stakeholders’ Agreement, at the closing of this offering, each fund and other entity comprising the Fund contributing the Partnership Properties to us will be allocated common units and subordinated units pursuant to a formula based on each fund’s ownership percentage in such Partnership Properties. Specifically, the Stakeholders’ Agreement provides that upon the closing of this offering, the “residual units” of our partnership will be determined by subtracting the number of common units issued by us to the public unitholders (plus general partner units issued to our general partner) from the total number of units outstanding following the closing. The residual units will consist of the following: (a) subordinated units equal to twenty percent (20%) multiplied by the total outstanding units prior to closing and issuance of general partner units and (b) common units equal to the number of residual units minus the number of subordinated units. Each of the contributors of Partnership Properties will receive:

•	a number of residual common units equal to the aggregate number of residual common units multiplied by such contributor’s ownership percentage in the Partnership Properties, less fifteen percent (15%) to cover the underwriters’ option to purchase additional common units from us; and

•	a number of residual subordinated units equal to the aggregate number of residual subordinated units multiplied by such contributor’s ownership percentage in the Partnership Properties.

If the underwriters do not exercise their option to purchase additional common units prior to the expiration of the option period, we will issue the balance of the residual common units to the Fund in accordance with each contributor’s ownership percentage in the Partnership Properties. To the extent the underwriters exercise their option to purchase additional common units on or before the expiration of the option period, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public, and the remainder of the residual common units subject to the option, if any, will be issued to the Fund at the expiration of the option period in accordance with each contributor’s ownership percentage in the Partnership Properties. The proceeds, after deducting the underwriters’ discounts and commissions, from any exercise of the underwriters’ option to purchase additional common units will be paid to the Fund in accordance with each contributor’s percentage interest in the Partnership Properties.

Distribution of Cash.  Pursuant to the terms of the Stakeholders’ Agreement, at the closing of this offering, each fund comprising the Fund will receive a cash distribution based on such fund’s respective ownership percentage in the Partnership Properties to be contributed to us at the closing. This cash distribution to the Fund will consist of net proceeds of approximately $      million from this offering, based upon the assumed initial public offering price of $      per common unit (the midpoint of the range set forth on the cover of this prospectus), after deducting estimated underwriters’ discounts and commissions, structuring fees and offering expenses, together with the proceeds of approximately $225 million of borrowings under our new credit facility. If we assume some portion of the Fund’s debt that currently burdens the Partnership Properties as described in “Prospectus Summary — Formation Transactions and Partnership Structure,” we will reduce the amount of the net proceeds from this offering that would otherwise be paid to the Fund by the amount of such assumed debt, and we will use the net proceeds retained by us to repay in full at the closing any such assumed debt.

General Partner Interests.  Pursuant to the terms of the Stakeholders’ Agreement, at the closing of this offering, our general partner will receive a number of general partner units derived by multiplying the total number of common and subordinated units outstanding following the closing by 0.1%. Additionally, our partnership agreement will set forth the terms and conditions of our general partner’s management incentive fee, including our general partner’s ability to convert its management incentive fee into Class B units under certain circumstances. For a description of our general partner’s management incentive fee, please read “Provisions of our Partnership Agreement Relating to Cash Distributions and the Management Incentive Fee — General Partner Interest and Management Incentive Fee” and “— General Partner’s Right to Convert Management Incentive Fee into Class B Units.”

The following table sets forth the consideration to be received by each fund comprising the Fund as consideration in respect of such fund’s respective percentage interest in the Partnership Properties to be contributed to us at the closing of this offering.

Aggregate Value of
Common and
The Fund	Common Units(1)	Subordinated Units	Subordinated Units(2)

Quantum Resources A1, LP
Quantum Resources B, LP
Quantum Resources C, LP
QAB Carried WI, LP
QAC Carried WI, LP
Black Diamond Resources, LLC

(1)	Assumes that the underwriters do not exercise their option to purchase additional common units.

(2)	Based upon an assumed initial offer price of $ per common unit (the midpoint of the price range set forth on the cover of this prospectus).

Registration Rights.  Pursuant to the Stakeholders’ Agreement, the Fund has the right to require the registration of the units acquired by it upon consummation of this offering. Subject to the terms of the Stakeholders’ Agreement, the Fund is entitled to make three such demands for registration. Additionally, the Fund and permitted transferees may include any of their units in a registration by us of other units, including units offered by us or any unitholder, subject to customary exceptions. Please read “Certain Relationship and Related Party Transactions — Agreements Governing the Transaction.”

Review, Approval or Ratification of Transactions with Related Persons

We expect that we will adopt a Code of Business Conduct and Ethics that will set forth our policies for the review, approval and ratification of transactions with related persons. Upon our adoption of a

Code of Business Conduct and Ethics, a director would be expected to bring to the attention of the Chief Executive Officer or the board of directors of our general partner any conflict or potential conflict of interest that may arise between the director or any affiliate of the director, on the one hand, and us or our general partner on the other. The resolution of any such conflict or potential conflict will be addressed in accordance with the Fund’s and our general partner’s organizational documents and the provisions of our partnership agreement. The resolution may be determined by disinterested directors, our general partner’s board of directors, or the conflicts committee of our general partner’s board of directors.

Upon our adoption of a Code of Business Conduct and Ethics, any executive officer of our general partner will be required to avoid conflicts of interest unless approved by the board of directors.

The board of directors of our general partner will have a standing conflicts committee comprised of at least three independent directors and will determine whether to seek the approval of the conflicts committee in connection with future acquisitions of oil and natural gas properties from the Fund or its affiliates. In addition to acquisitions from the Fund or its affiliates, the board of directors of our general partner will also determine whether to seek conflicts committee approval to the extent we act jointly to acquire additional oil and natural gas properties with the Fund. In the case of any sale of equity or debt by us to an owner or affiliate of an owner of our general partner, we anticipate that our practice will be to obtain the approval of the conflicts committee of the board of directors of our general partner for the transaction. The conflicts committee will be entitled to hire its own financial and legal advisors in connection with any matters on which the board of directors of our general partner has sought the conflicts committee’s approval.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates (including the Fund, Quantum Resources Management and Quantum Energy Partners) on the one hand, and us and our limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its owners. In addition, many of the directors and officers of our general partner serve in similar capacities with Quantum Resources Management and Quantum Energy Partners and their respective affiliates, which may lead to additional conflicts of interest. At the same time, our general partner has a fiduciary duty to manage our partnership in a manner beneficial to us and our unitholders.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us and our limited partners, on the other hand, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and limit our general partner’s fiduciary duties to our unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty.

Our general partner will not be in breach of its obligations under our partnership agreement or its duties to us or our unitholders if the resolution of the conflict is:

•	approved by the conflicts committee, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

As required by our partnership agreement, the board of directors of our general partner will maintain a conflicts committee comprised of at least three independent directors. Our general partner may, but is not required to, seek approval from the conflicts committee of a resolution of a conflict of interest with our general partner or affiliates. If our general partner seeks approval from the conflicts committee, the conflicts committee will determine if the resolution of a conflict of interest with our general partner or its affiliates is fair and reasonable to us. Any matters approved by the conflicts committee in good faith will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders. If a matter is submitted to the conflicts committee and the conflicts committee does not approve the matter, we will not proceed with the matter unless and until the matter has been modified in such a manner that the conflicts committee determines is fair and reasonable to us. If our general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third or fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he or she is acting in our best interest.

Conflicts of interest could arise in the situations described below, among others:

Other Than Certain Obligations of the Fund and Its General Partner Contained in the Omnibus Agreement, the Fund, Quantum Energy Partners and Other Affiliates of Our General Partner Will Not be Limited in Their Ability to Compete with Us, Which Could Cause Conflicts of Interest and Limit Our Ability to Acquire Additional Assets or Businesses.

Our partnership agreement provides that the Fund and Quantum Energy Partners and their respective affiliates are not restricted from owning assets or engaging in businesses that compete directly or indirectly with us. In addition, except for the obligations of the Fund described below with respect to our omnibus agreement, the Fund and Quantum Energy Partners and their respective affiliates may acquire, develop or dispose of additional oil and natural gas properties or other assets in the future, without any obligation to offer us the opportunity to purchase or develop any of those assets. Under the terms of our omnibus agreement, the Fund will only be obligated to offer us the first option to acquire 25% of each acquisition that becomes available to the Fund, so long as at least 70% of the allocated value (as reasonably determined by the Fund) is attributable to proved developed producing reserves. Also pursuant to the omnibus agreement, the Fund must give us the preferential opportunity to bid on any oil or natural gas properties that the Fund intends to sell only if such properties are comprised of at least 70% proved developed producing reserves. In addition to opportunities to purchase proved reserves from, and to participate in future acquisition opportunities with, the Fund, the general partner of the Fund will agree that, if it or its affiliates establish another fund to acquire oil and natural gas properties within two years of the closing of this offering, it will cause such fund to provide us with a similar right to participate in such fund’s acquisition opportunities. These provisions of the omnibus agreement will expire five years after the date the omnibus agreement is executed. The Fund and Quantum Energy Partners are established participants in the oil and natural gas industry, and have resources greater than ours, which factors may make it more difficult for us to compete with the Fund and Quantum Energy Partners with respect to commercial activities as well as for acquisition candidates. As a result, competition from these affiliates could adversely impact our results of operations and cash available for distribution to our unitholders.

Neither Our Partnership Agreement Nor Any Other Agreement Requires the Fund or Quantum Energy Partners to Pursue a Business Strategy That Favors Us or Uses Our Assets or Dictates What Markets to Pursue or Grow. Each of the Officers and Directors of the Fund and Quantum Energy Partners Has a Fiduciary Duty to Make These Decisions in the Best Interests of Its Respective Owners, Which May Be Contrary to Our Interests.

Because the officers and certain of the directors of our general partner are also officers and/or directors of the Fund, Quantum Energy Partners and their respective affiliates, such officers and directors have fiduciary duties to the Fund, Quantum Energy Partners and their respective affiliates that may cause them to pursue business strategies that disproportionately benefit the Fund, Quantum Energy Partners and their respective affiliates or which otherwise are not in our best interests.

Our General Partner Is Allowed to Take into Account the Interests of Parties Other Than Us in Resolving Conflicts of Interest.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include its determination whether or not to consent to any merger or consolidation involving us and its decision to convert its management incentive fee into Class B units.

Many of the Directors and Officers Who Have Responsibility for Our Management Have Significant Duties with, and Will Spend Significant Time Serving, Entities That Compete with Us in Seeking Out Acquisitions and Business Opportunities and, Accordingly, May Have Conflicts of Interest in Allocating Time or Pursuing Business Opportunities.

To maintain and increase our levels of production, we will need to acquire oil and natural gas properties. Several of the officers and directors of our general partner, who are responsible for managing our operations and acquisition activities, hold similar positions with other entities that are in the business of identifying and acquiring oil and natural gas properties. For example, our general partner will be owned 50% by an entity controlled by Mr. Smith, the Chief Executive Officer and a director of our general partner and Chief Executive Officer and a director of Quantum Resources Management, and Mr. Campbell, the President and Chief Operating Officer and a director of our general partner and President, Chief Operating Officer and a director of Quantum Resources Management. Mr. Smith and Mr. Campbell manage the Fund, and the Fund is also in the business of acquiring oil and natural gas properties. In addition, our general partner will be owned 50% by an entity controlled by Mr. Neugebauer and Mr. VanLoh, who are directors of our general partner and also managing partners of Quantum Energy Partners. Quantum Energy Partners is in the business of investing in oil and natural gas companies with independent management, and those companies also seek to acquire oil and natural gas properties. Mr. Neugebauer and Mr. VanLoh are also directors of several oil and natural gas producing entities that are in the business of acquiring oil and natural gas properties. Mr. Wolf, the Chairman of the board of directors of our general partner, is also the chief executive officer and a director of the general partner of the Fund and is on the board of directors of other companies who also seek to acquire oil and natural gas properties. After the closing of this offering, several officers of our general partner will continue to continue to devote significant time to the other businesses, including businesses to which Quantum Resources Management provides management and administrative services. The existing positions held by these directors and officers may give rise to fiduciary duties that are in conflict with fiduciary duties they owe to us. We cannot assure our unitholders that these conflicts will be resolved in our favor. As officers and directors of our general partner these individuals may become aware of business opportunities that may be appropriate for presentation to us as well as the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations, they may present potential business opportunities to those entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities are more appropriate for other entities with which they are affiliated, and as a result, they may elect not to present them to us. For a complete discussion of our management’s business affiliations and the potential conflicts of interest of which our unitholders should be aware, please read “Business and Properties — Our Principal Business Relationships.”

We Do Not Have Any Employees and Rely Solely on the Employees of Quantum Resources Management. Quantum Resources Management Will Also Be Providing Substantially Similar Services to the Fund, and Thus Will Not Be Solely Focused on Managing Our Business.

Neither we nor our general partner have any employees and we rely solely on Quantum Resources Management to operate our assets. Upon consummation of this offering, our general partner will enter into a services agreement with Quantum Resources Management, pursuant to which Quantum Resources Management will agree to make available to our general partner Quantum Resources Management’s personnel in a manner that will allow us to carry on our business in the same manner in which it was carried on by our predecessor.

Quantum Resources Management will provide substantially similar services to the Fund, one of our affiliates. Should Quantum Energy Partners form other funds, Quantum Resources Management may enter into similar arrangements with those new funds. Because Quantum Resources Management will be providing services to us that are substantially similar to those provided to the Fund and, potentially, other funds, Quantum Resources Management may not have sufficient human, technical and other resources to provide those services at a level that Quantum Resources Management would be able to provide to us if it did not provide those similar services to the Fund and those other funds. Additionally, Quantum Resources Management may make internal decisions on how to allocate its available resources and expertise that may not always be in our best interest compared to those of the Fund and other funds. There is no requirement that Quantum Resources Management favor us over the Fund or other funds in providing its services. If the employees of Quantum Resources Management and their affiliates do not devote sufficient attention to the management and operation of our business, our financial results may suffer and our ability to make distributions to our unitholders may be reduced.

Our Partnership Agreement Limits Our General Partner’s Fiduciary Duties to Holders of Our Units and Restricts the Remedies Available to Unitholders for Actions Taken By Our General Partner That Might Otherwise Constitute Breaches of Fiduciary Duty.

Although our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders, the directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to its owners. Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty laws. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, which allows our general partner to consider only the interests and factors that it desires, without a duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner;

•	provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed the decision was in the best interests of our partnership;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner acting in good faith and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or must be “fair and reasonable” to us, as determined by our general partner in good faith and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us;

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•	provides that in resolving conflicts of interest, it will be presumed that in making its decision our general partner or the conflicts committee of our general partner’s board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

If you purchase any common units, you will agree to become bound by the provisions in the partnership agreement, including the provisions discussed above.

Except in Limited Circumstances, Our General Partner Has the Power and Authority to Conduct Our Business Without Unitholder Approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner has sought conflicts committee approval, on such terms as it determines to be necessary or appropriate to conduct our business, including, but not limited to, the following:

•	the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into our securities, and the incurring of any other obligations;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and unit appreciation rights relating to our securities;

•	the mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of our cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•	the formation of, or acquisition of an interest in, the contribution of property to, and the making of loans to, any limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships;

•	the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the making of tax, regulatory and other filings or rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Our partnership agreement provides that our general partner must act in “good faith” when making decisions on our behalf, and our partnership agreement further provides that in order for a determination by our general partner to be made in “good faith,” our general partner must believe that the determination is in our best interests. Please read “The Partnership Agreement — Limited Voting Rights” for information regarding matters that require unitholder approval.

Our General Partner Determines the Amount and Timing of Asset Purchases and Sales, Capital Expenditures, Borrowings, Issuance of Additional Partnership Securities and the Creation, Reduction or Increase of Reserves, Each of Which Can Affect the Amount of Cash That Is Distributed to Our Unitholders.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	the manner in which our business is operated;

•	amount, nature and timing of asset purchases and sales;

•	cash expenditures;

•	the amount of borrowings;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owned by our general partner to our unitholders, including borrowings that have the purpose or effect of enabling our general partner or its affiliates to receive distributions on any subordinated units held by them.

For example, if we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units, Class B units, if any, and subordinated units, our partnership agreement permit us to borrow funds, which would enable us to make this distribution on all outstanding units.

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us or our operating subsidiaries.

Our General Partner Determines Which Costs Incurred By It Are Reimbursable By Us.

We will reimburse our general partner and its affiliates for costs incurred in managing and operating our business, including costs incurred in rendering staff and support services to us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith.

Our Partnership Agreement Does Not Restrict Our General Partner from Causing Us to Pay It or Its Affiliates for Any Services Rendered to Us or Entering into Additional Contractual Arrangements with Any of These Entities on Our Behalf.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with Quantum Resources Management, the Fund, Quantum Energy Partners or their respective affiliates on our behalf. Similarly, agreements, contracts or arrangements between us and our general partner, Quantum Resources Management, the Fund, Quantum Energy Partners or their respective affiliates will not be required to be negotiated on an arms-length basis, although, in some circumstances, our general partner may determine that the conflicts committee of our general partner may make a determination on our behalf with respect to one or more of these types of situations.

Our general partner will determine, in good faith, the terms of any of these transactions entered into after the sale of the common units offered in this offering.

Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner or its affiliates, except as may be provided in contracts entered into specifically dealing with that use. There is no obligation of our general partner or its affiliates to enter into any contracts of this kind.

If Our General Partner Converts a Portion of Its Management Incentive Fee in Respect of a Quarter Into Class B Units, It Will Be Entitled To Receive Pro Rata Distributions on Those Class B Units When and If We Pay Distributions on Our Common Units, Even If the Value of Our Properties Declines and a Lower Management Incentive Fee Is Owed in Future Quarters.

From and after the end of the subordination period and subject to certain exceptions, our general partner will have the continuing right, at a time when it has received all or any portion of the management incentive fee for each of the immediately preceding four consecutive quarters, to convert into Class B units up to 80% of such management incentive fee for a particular quarter in lieu of receiving a cash payment for such portion of the management incentive fee. The Class B units will have the same rights, preferences and privileges of our common units, and will be entitled to the same cash distributions per unit as our common units, except in liquidation where distributions are made in accordance with the respective capital accounts of the units, and will be convertible into an equal number of common units at the election of the holder. As a result, a conversion of the management incentive fee may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new Class B units to our general partner. The Class B units issued to our general partner upon conversion of the management incentive fee will not be subject to forfeiture should the value of our assets decline in subsequent periods. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions and the Management Incentive Fee — General Partner Interest and Management Incentive Fee.”

Our General Partner May Exercise Its Right to Call and Purchase Common Units If It and Its Affiliates Own More Than 80% of the Common Units.

Our general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us. Our general partner is not bound by fiduciary duty restrictions in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read “The Partnership Agreement — Limited Call Right.”

Common Unitholders Will Have No Right to Enforce Obligations of Our General Partner and Its Affiliates Under Agreements with Us.

Any agreements between us, on the one hand, and our general partner, the Fund, Quantum Resources Management, Quantum Energy Partners and their respective affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner, the Fund, Quantum Resources Management, Quantum Energy Partners and their respective affiliates in our favor.

Our General Partner Intends to Limit Its Liability Regarding Our Obligations.

Our general partner will enter into contractual arrangements on our behalf and intends to limit its liability under such contractual arrangements so that the other party has recourse only to our assets and not against our general partner or its assets. The partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Contracts Between Us, on the One Hand, and Our General Partner and Its Affiliates, on the Other, Will Not Be the Result of Arm’s-Length Negotiations.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself, the Fund, Quantum Resources Management, Quantum Energy Partners and their respective for any services rendered to us. Our general partner may also enter into additional contractual arrangements with the Fund, Quantum Resources Management, Quantum Energy Partners and their respective affiliates on our behalf. Neither the partnership agreement nor any of the other agreements, contracts and arrangements between us, on the one hand, and our general partner, the Fund, Quantum Resources Management, Quantum Energy Partners and their respective affiliates, on the other, are or will be the result of arm’s-length negotiations.

Our General Partner Decides Whether to Retain Separate Counsel, Accountants or Others to Perform Services for Us.

The attorneys, independent accountants and others who have performed services for us regarding this offering have been retained by our general partner. The attorneys, independent accountants and others who perform services for us are selected by our general partner, or the conflicts committee of our general partner’s board of directors, and may also perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Fiduciary Duties

Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and the partnership agreement. The Delaware Revised Uniform Limited Partnership Act, which we refer to in this prospectus as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, modify, restrict or expand the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.

Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these restrictions to allow our general partner, the Fund, Quantum Resources Management, Quantum Energy Partners and their respective affiliates to engage in transactions with us that would otherwise be prohibited by state-law fiduciary duty standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our general partner’s board of directors has fiduciary duties to manage our general partner in a manner beneficial to its owners, as well as to our unitholders. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards enable our general partner to take into consideration the interests of all parties involved in the proposed action, so long as the resolution is fair and reasonable to us. These modifications also enable our general partner to attract and retain experienced and capable directors. These modifications are detrimental to our common unitholders because they restrict the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest.

The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State-law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

Rights and remedies of unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third-party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct, or in the case of a criminal matter, acted with the knowledge that such conduct was unlawful.

Special Provisions Regarding Affiliated Transactions. Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:

• on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

• “fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render our partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read “The Partnership Agreement — Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

The common units, Class B units, if any, and the subordinated units are separate classes of limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “Our Cash Distribution Policy and Restrictions on Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including limited voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties

          will serve as registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by our unitholders:

•	surety bond premiums to replace lost or stolen certificates or to cover taxes and other governmental charges;

•	special charges for services requested by a common unitholder; and

•	other similar fees or charges.

There will be no charge to our unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their respective stockholders, directors, officers and employees against all claims and losses that may arise out of their actions for their activities in that capacity, except for any liability due to any gross negligence or willful misconduct of the indemnitee.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement;

•	is deemed to have given the consents, representations, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering; and

•	certifies that the transferee is an Eligible Holder.

As of the date of this prospectus, an Eligible Holder means:

•	a citizen of the United States;

•	a corporation organized under the laws of the United States or of any state thereof;

•	a public body, including a municipality; or

•	an association of United States citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof.

For the avoidance of doubt, onshore mineral leases or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under the laws of the United States or of any state thereof.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included as Appendix A in this prospectus. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Our Cash Distribution Policy and Restrictions on Distributions” and “Provisions of Our Partnership Agreement Relating to Cash Distributions and the Management Incentive Fee”;

•	with regard to the fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties”;

•	with regard to the transfer of common units, please read “Description of the Common Units — Transfer of Common Units”; and

•	with regard to allocations of taxable income, taxable loss and other matters, please read “Material Tax Consequences.”

Organization and Duration

Our partnership was organized on September 20, 2010 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose under our partnership agreement is to engage in any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law. However, our general partner may not cause us to engage in any business activity that it determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the ownership, acquisition, exploitation and development of oil and natural gas properties and the ownership, acquisition and operation of related assets, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. Our general partner is generally authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Power of Attorney

Each limited partner, and each person who acquires a unit from a unitholder, by accepting the unit, automatically grants to our general partner, and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to grant consents and waivers on behalf of our limited partners under, our partnership agreement.

Cash Distributions

Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership securities as well as to our general partner in respect of its general partner interest and management incentive fee. For a description of these cash distribution provisions, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability.” Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 0.1% general partner interest in us if we issue additional units. Our general partner’s 0.1% interest in us, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 0.1% general partner interest. To maintain its 0.1% general partner interest in us, our general partner will be entitled to make capital contributions in the form of common units based on the then-current market value of the contributed common units.

Limited Voting Rights

The following is a summary of the unitholder vote required for each of the matters specified below.

Various matters require the approval of a “unit majority,” which means:

•	during the subordination period, the approval of a majority of the outstanding common units, excluding those common units held by our general partner and its affiliates, and a majority of the outstanding subordinated units, each voting as a separate class; and

•	after the subordination period, the approval of a majority of the outstanding common units.

By virtue of the exclusion of those common units held by our general partner and its affiliates from the required vote, and by their ownership of all of the subordinated units, during the subordination period, our general partner and its affiliates do not have the ability to ensure passage of, but do have the ability to ensure defeat of, any amendment that requires a unit majority.

In voting their common units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

Issuance of additional units	No approval right. Please read “— Issuance of Additional Securities.”

Amendment of the partnership agreement	Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a majority of our outstanding units. Please read “— Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority, in certain circumstances. Please read “— Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “— Termination and Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “— Termination and Dissolution.”

Withdrawal of our general partner	Prior to December 31, 2020, under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner in a manner that would cause a dissolution of our partnership. Please read “— Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Not less than 66 2/3% of the outstanding units, including units held by our general partner and its affiliates. Please read “— Withdrawal or Removal of Our General Partner.”

Transfer of our general partner interest	Our general partner may transfer without a vote of our unitholders all, but not less than all, of its general partner interest in us to an affiliate or another person (other than an individual) in connection with its merger or consolidation with or into, or sale of all, or substantially all, of its assets, to such person. The approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third-party prior to December 31, 2020. Please read “— Transfer of General Partner Units.”

Transfer of ownership interests in our general partner	No approval required at any time. Please read ‘‘— Transfer of Ownership Interests in Our General Partner.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right or exercise of the right, by our limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to the partnership agreement; or

•	to take other action under the partnership agreement

constituted “participation in the control” of our business for the purposes of the Delaware Act, then our limited partners could be held personally liable for our obligations under Delaware law, to the same extent as our general partner. This liability would extend to persons who transact business with us and reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Our operating subsidiaries currently conduct business in Alabama, Arkansas, Florida, Kansas, Louisiana, New Mexico, Oklahoma and Texas, and we may have operating subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as a member of each of our operating subsidiaries may require compliance with legal requirements in the jurisdictions in which our operating subsidiaries conduct business, including qualifying our operating subsidiaries to do business there.

Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our ownership in the operating company or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by our limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then our limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of our limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of our unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units or other partnership securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, may have special limited voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity securities, which may effectively rank senior to our common units.

If we issue additional units in the future, our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 0.1% general partner interest in us. Our general partner’s 0.1% general partner interest in us will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 0.1% general partner interest in us. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other partnership securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the aggregate percentage interest in us of our general partner and its affiliates, including such interest represented by common units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. To adopt a proposed amendment, other than the amendments discussed below under ‘‘— No Unitholder Approval,” our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of our limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•	have the effect of reducing the voting percentage of outstanding units required to take any action under the provisions of our partnership agreement;

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld at its option.

The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon completion of this offering, the Fund will own approximately     % of our outstanding common units and 100% of our subordinated units, representing an approximate     % limited partner interest in us.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•	a change that our general partner determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we, nor any of our operating subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	a change in our fiscal year or taxable year and related changes;

•	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or the directors, officers, agents or trustees of our general partner from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income

Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•	any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	any amendment necessary to require our limited partners to provide a statement, certification or other evidence to us regarding whether such limited partner is subject to United States federal income taxation on the income generated by us;

•	conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

•	do not adversely affect our limited partners (or any particular class of limited partners) in any material respect;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of our limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of the partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to our limited partners or result in our being treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interest of us or our limited partners.

In addition, the partnership agreement generally prohibits our general partner, without the prior approval of the holders of a majority of our outstanding units, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without the approval of the holders of a majority of our outstanding units. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction will not result in a material amendment to our partnership agreement, each of our units will be an identical unit of our partnership following the transaction, and the partnership securities to be issued do not exceed 20% of our outstanding partnership securities immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and the governing instruments of the new entity provide our limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of a unit majority of our outstanding units;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in us in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a majority of our outstanding units may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of a unit majority of our outstanding units, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•	neither our partnership nor any of our operating subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions — Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2020 without obtaining the approval of the holders of at least a majority of our outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after June 30, 2020, our general partner may withdraw as our general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw as our general partner without unitholder approval upon 90 days’ notice to our limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “— Transfer of General Partner Units.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a majority of our outstanding units may select a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a majority of our outstanding common units, excluding the common units held by the withdrawing general partner and its affiliates, agree in writing to continue our business and to appoint a successor general partner. Please read “— Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of our outstanding units, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of our outstanding common units, including common units held by our general partner and its affiliates. The ownership of more than 33 1/3% of our outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s

removal. At the closing of this offering, the Fund will own     % of our outstanding common units and 100% of our subordinated units representing an approximate     % limited partner interest in us.

Our partnership agreement also provides that if our general partner is removed as our general partner without cause and no units held by our general partner and its affiliates are voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and a portion of its management incentive fee into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time.

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the departing general partner’s general partner interest in us and right to the management incentive fee for a cash payment equal to the fair market value of that interest and right. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the departing general partner’s general partner in us and right to the management incentive fee for their fair market value.

In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest in us and the right to the management incentive fee will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Units

Except for the transfer by our general partner of all, but not less than all, of its general partner units to:

•	an affiliate of our general partner (other than an individual); or

•	another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner units to another person, prior to December 31, 2020, without the approval of the holders of at least a majority of our outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time transfer common units or subordinated units to one or more persons without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in Our General Partner

At any time, the members of our general partner may sell or transfer all or part of their membership interests in our general partner to an affiliate or a third-party without the approval of our unitholders.

Transfer of Management Incentive Fee

Our general partner or a subsequent holder may assign its rights to receive the management incentive fee and to convert such management incentive fee into Class B units to (i) an affiliate of the holder (other than an individual) or (ii) another entity as part of the merger or consolidation of such holder with or into such entity, the sale of all of the ownership interests in such holder to such entity or the sale of all or substantially all of such holder’s assets to such entity without the prior approval of the unitholders; provided that, in the case of the sale of ownership interests in such holder, the initial holder of the right to receive the management incentive fee continues to serve as our general partner following such sale. Prior to December 31, 2020, any other assignment of the right to receive the management incentive fee will require the affirmative vote of the holders of a majority of our outstanding common units, excluding common units held by our general partner and its affiliates. On or after December 31, 2020, the right to receive the management incentive fee will be freely assignable.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change the management of our general partner. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses limited voting rights on all of its units. This loss of limited voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors of our general partner.

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of our then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by either of our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price as of the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The federal income tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Tax Consequences — Disposition of Units.”

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Units that are owned by Non-Eligible Holders will be voted by our general partner and our general partner will distribute the votes on those units in the same ratios as the votes of limited partners on other units are cast.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting, if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special limited voting rights could be issued. Please read “— Issuance of Additional Securities.” However, if at any time any person or group, other than our general partner and its affiliates or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose limited voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of any common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Except as described above under “— Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Non-Eligible Holders; Redemption

We currently own interests in oil and natural gas leases on United States federal lands and may acquire additional interests in the future. To comply with certain U.S. laws relating to the ownership of interests in oil and natural gas leases on federal lands, transferees are required to fill out a properly completed transfer application certifying, and our general partner, acting on our behalf, may at any time require each unitholder to re-certify, that the unitholder is an Eligible Holder. As used in our partnership agreement, an Eligible Holder means a person or entity qualified to hold an interest in oil and natural gas leases on federal lands. As of the date hereof, Eligible Holder means:

•	a citizen of the United States;

•	a corporation organized under the laws of the United States or of any state thereof;

•	a public body, including a municipality; or

•	an association of United States citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof.

For the avoidance of doubt, onshore mineral leases or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under the laws of the United States or of any state thereof. This certification can be changed in any manner our general partner determines is necessary or appropriate to implement its original purpose.

If a transferee or unitholder, as the case may be, fails to furnish:

•	a transfer application containing the required certification;

•	a re-certification containing the required certification within 30 days after request; or

•	provides a false certification,

then, as the case may be, such transfer will be void or we will have the right, which we may assign to any of our affiliates, to acquire all, but not less than all, of the units held by such unitholder. Further, the units held by such unitholder will not be entitled to any allocations of income or loss, distributions or limited voting rights.

The purchase price will be paid in cash or delivery of a promissory note, as determined by our general partner. Any such promissory note will bear interest at the rate of 5% annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of a general partner or any departing general partner;

•	any person who is or was a director, officer, member, partner, fiduciary or trustee of any entity set forth in the preceding three bullet points;

•	any person who is or was serving as a director, officer, member, partner, fiduciary or trustee of another person at the request of our general partner or any departing general partner; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance covering liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation, and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us.

Immediately prior to the closing of this offering, our general partner will enter into a services agreement with Quantum Resources Management, pursuant to which, from the closing of this offering through December 31, 2012, Quantum Resources Management will be entitled to a quarterly administrative services fee equal to 3.5% of the Adjusted EBITDA generated by us during the preceding quarter, calculated prior to the payment of the fee. For the six months ended June 30, 2010, 3.5% of our unaudited pro forma Adjusted EBITDA, calculated prior to the payment of the fee, would have been approximately $1.3 million. After December 31, 2012, in lieu of the quarterly administrative services fee, our general partner will reimburse Quantum Resources Management, on a quarterly basis, for the allocable expenses it incurs in its performance under the services agreement, and we will reimburse our general partner for such payments it makes to Quantum Resources Management. The services agreement provides that employees of Quantum Resources Management (including the persons who are executive officers of our general partner) will devote such portion of their time as may be reasonable and necessary for the operation of our business. It is anticipated that certain of the executive officers of our general partner will devote significantly less than a majority of their time to our business for the foreseeable future.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For financial reporting and tax purposes, our fiscal year end is December 31.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent registered public accounting firm. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to our unitholders will depend on the cooperation of our unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, obtain:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each partner became a partner;

•	copies of our partnership agreement, our certificate of limited partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered hereby, the Fund will hold an aggregate of           common units and           subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units owned by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1.0% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A unitholder who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell his common units under Rule 144 without regard to the rule’s public information requirements, volume limitations, manner of sale provisions and notice requirements.

Our partnership agreement does not restrict our ability to issue any partnership securities. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, our common units then outstanding. Please read “The Partnership Agreement — Issuance of Additional Securities.”

Under our partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any common units or other partnership securities that they hold, which we refer to as registerable securities. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any registerable securities to require registration of such registerable securities and to include any such registerable securities in a registration by us of common units or other partnership securities, including common units or other partnership securities offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following the withdrawal or removal of our general partner. Additionally, pursuant to the Stakeholders’ Agreement, the Fund has the right to require the registration of the units acquired by it upon consummation of this offering. Subject to the terms of the Stakeholders’ Agreement, the Fund is entitled to make three such demands for registration. Additionally, the Fund and permitted transferees may include any of their units in a registration by us of other units, including units offered by us or any unitholder, subject to customary exceptions. In connection with any registration of units held by our general partner or its affiliates, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, our general partner and its affiliates may sell their common units or other partnership securities in private transactions at any time, subject to compliance with certain conditions and applicable laws. For a description of these conditions, please read “The Partnership Agreement — Transfer of General Partner Units.”

We, our general partner and certain of its affiliates and the directors and executive officers of our general partner have agreed, subject to certain exceptions, not to sell any common units that we or they beneficially own for a period of 180 days from the date of this prospectus. For a description of these lock-up provisions, please read “Underwriting — Lock-Up Agreements.”

MATERIAL TAX CONSEQUENCES

This section is a summary of the material U.S. federal, state and local tax consequences that may be relevant to prospective unitholders and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins insofar as it describes legal conclusions with respect to matters of U.S. federal income tax law. Such statements are based on the accuracy of the representations made by our general partner and us to Vinson & Elkins, and statements of fact do not represent opinions of Vinson & Elkins. To the extent this section discusses U.S. federal income taxes, that discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury regulations promulgated thereunder (the “Treasury Regulations”), and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to QR Energy, LP and our subsidiaries.

This section does not address all U.S. federal, state and local tax matters that affect us or our unitholders. To the extent that this section relates to taxation by a state, local or other jurisdiction within the United States, such discussion is intended to provide only general information. We have not sought the opinion of legal counsel regarding U.S. state, local or other taxation and, thus, any portion of the following discussion relating to such taxes does not represent the opinion of Vinson & Elkins or any other legal counsel. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States, whose functional currency is the U.S. dollar and who hold units as a capital asset (generally, property that is held as an investment). This section has no application to corporations, partnerships (and entities treated as partnerships for U.S. federal income tax purposes), estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, individual retirement accounts, employee benefit plans, real estate investment trusts or mutual funds. Accordingly, we encourage each prospective unitholder to consult, and depend on, such unitholder’s own tax advisor in analyzing the U.S. federal, state, local and non-U.S. tax consequences particular to that unitholder resulting from his ownership or disposition of his units.

No ruling has been or will be requested from the Internal Revenue Service (the “IRS”) regarding any matter that affects us or our unitholders. Instead, we will rely on opinions and advice of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for our units and the prices at which such units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, our tax treatment, or the tax treatment of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Vinson & Elkins has not rendered an opinion with respect to the following specific U.S. federal income tax issues: (1) the treatment of a unitholder whose units or Class B units are loaned to a short seller to cover a short sale of units (please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Units — Allocations Between Transferors and Transferees”); and (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “Tax Consequences of Unit Ownership — Section 754 Election” and “— Uniformity of Units”).

Taxation of QR Energy, LP

Partnership Status

We will be treated as a partnership for U.S. federal income tax purposes and, therefore, generally will not be liable for U.S. federal income taxes. Instead, each of our unitholders will be required to take into account his respective share of our items of income, gain, loss and deduction in computing his U.S. federal income tax liability as if the unitholder had earned such income directly, even if no cash distributions are made to the unitholder. Distributions by us to a unitholder generally will not be taxable to us or the unitholder unless the amount of cash distributed to the unitholder exceeds the unitholder’s tax basis in his units.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships for which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from exploration and production of certain natural resources, including oil, natural gas, and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than  % of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner, and a review of the applicable legal authorities, Vinson & Elkins is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status or the status of our operating company for U.S. federal income tax purposes. It is the opinion of Vinson & Elkins that we will be classified as a partnership and our operating company will be disregarded as an entity separate from us for U.S. federal income tax purposes.

In rendering its opinion, Vinson & Elkins has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Vinson & Elkins has relied include, without limitation:

(a) neither we nor any of our operating subsidiaries has elected or will elect to be treated as a corporation;

(b) for each taxable year, including short taxable years occurring as a result of a constructive termination, more than 90% of our gross income has been and will be income that Vinson & Elkins has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code; and

(c) each hedging transaction that we treat as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, natural gas, or products thereof that are held or to be held by us in activities that Vinson & Elkins has opined or will opine result in qualifying income.

We believe that these representations have been true in the past and expect that these representations will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we have transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then distributed that stock to our unitholders in liquidation of their interests in

us. This deemed contribution and liquidation should be tax-free to our unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for U.S. federal income tax purposes.

If we were treated as an association taxable as a corporation for U.S. federal income tax purposes in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return, rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as taxable dividend income to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital to the extent of the unitholder’s tax basis in our units, or taxable capital gain, after the unitholder’s tax basis in his units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of our units.

The remainder of this discussion assumes that we will be classified as a partnership for U.S. federal income tax purposes.

Tax Consequences of Unit Ownership

Limited Partner Status

Unitholders who are admitted as limited partners of QR Energy, as well as unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of units, will be treated as tax partners of QR Energy for U.S. federal income tax purposes. Also, assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners will be treated as partners of QR Energy for U.S. federal income tax purposes. For a discussion related to the risks of losing partner status as a result of short sales, please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales.” As there is no direct or indirect controlling authority addressing assignees of units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Vinson & Elkins L.L.P.’s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of units unless the units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those units.

Items of our income, gain, loss, or deduction would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. Prospective unitholders are urged to consult their own tax advisors with respect to the consequences of their status as partners in us for U.S. federal income tax purposes.

Flow-Through of Taxable Income

Subject to the discussion below under “— Entity-Level Collections of Unitholder Taxes,” neither we nor our subsidiaries will pay any U.S. federal income tax. For U.S. federal income tax purposes, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to such unitholder. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for his taxable year or years ending with or within our taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Distributions made by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his units immediately before the distribution. Cash distributions made by us to a unitholder in an amount in excess of the unitholder’s tax basis in his units generally will be considered to be gain from the sale or exchange of those units, taxable in accordance with the rules described under “— Disposition of Units” below. Any reduction in a unitholder’s share of our liabilities, including as a result of future issuances of additional units or Class B units, will be treated as a distribution of cash to that unitholder. To the extent that cash distributions made by us cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, that unitholder must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses.”

A non-pro rata distribution of money or property, including a deemed distribution, may result in ordinary income to a unitholder, regardless of that unitholder’s tax basis in its units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, a unitholder will be treated as having received his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for an allocable portion of the distribution made to such unitholder. This latter deemed exchange generally will result in the unitholder’s realization of ordinary income. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of units in this offering who owns those units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2013, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be     % or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure our unitholders that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower than expected, and any differences could be material and could materially affect the value of the units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distributions on all units; or

•	we make a future offering of units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Units

A unitholder’s initial tax basis in his units will be the amount he paid for those units plus his share of our liabilities. That basis generally will be (i) increased by the unitholder’s share of our income and by any increases in such unitholder’s share of our nonrecourse liabilities, and (ii) decreased, but not below zero, by distributions to him, by his share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder’s share of our nonrecourse liabilities will generally be based on the Book-Tax Disparity (as described in “— Allocation of Income, Gain, Loss and Deduction” below) attributable to such unitholder to, the extent of such amount, and, thereafter, his share of our profits. Please read “— Disposition of Units — Recognition of Gain or Loss.”

Limitations on Deductibility of Losses

The deduction by a unitholder of that unitholder’s share of our losses will be limited to the lesser of (i) the tax basis such unitholder has in his units, and (ii) in the case of an individual, estate, trust or corporate unitholder (if more than 50% of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax exempt organizations) the amount for which the unitholder is considered to be “at risk” with respect to our activities. A unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause the unitholder’s at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain would not be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of the unitholder’s units, excluding any portion of that basis attributable to the unitholder’s share of our liabilities, reduced by (1) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (2) any amount of money the unitholder borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in the unitholder’s share of our liabilities.

The at-risk limitation applies on an activity-by-activity basis, and in the case of oil and natural gas properties, each property is treated as a separate activity. Thus, a taxpayer’s interest in each oil or natural gas property is generally required to be treated separately so that a loss from any one property would be limited to the at-risk amount for that property and not the at-risk amount for all the taxpayer’s oil and natural gas properties. It is uncertain how this rule is implemented in the case of multiple oil and natural gas properties owned by a single entity treated as a partnership for federal income tax purposes. However, for taxable years ending on or before the date on which further guidance is published, the IRS will permit aggregation of oil or natural gas properties we own in computing a unitholder’s at-risk limitation with respect to us. If a unitholder were required to compute his at-risk amount separately with respect to each oil or natural gas property we own, he might not be allowed to utilize his share of losses or deductions attributable to a particular property even though he has a positive at-risk amount with respect to his units as a whole.

In addition to the basis and at risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely held corporations and personal service corporations are permitted to deduct losses from passive activities, which are generally defined as trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will be available to offset only our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder’s investments in other publicly-traded partnerships, or a unitholder’s salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss limitations are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or qualified dividend income. The IRS has indicated that net passive income earned by a publicly-traded partnership will be treated as investment income to its unitholders for purposes of the investment interest expense limitation. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections of Unitholder Taxes

If we are required or elect under applicable law to pay any U.S. federal, state, local or non-U.S. tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a unitholder whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

In general, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. However, at any time that distributions are made to the units in excess of distributions to the subordinated units, or incentive distributions are made, gross income will be allocated to the recipients to the extent of these distributions.

Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of our assets at the time of this offering and any future offerings or certain other transactions, referred to in this discussion as “Contributed Property.” The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder acquiring units in this offering will be essentially the same as if the tax bases of our assets were equal to their fair market values at the time of this offering. However, in connection with providing this benefit to any future unitholders, similar allocations, will be made to all holders of partnership interests immediately prior to such other transactions, including purchasers of units in this offering, to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction.

In the event we issue additional units or engage in certain other transactions, “Reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, will be made to all persons who are holders of units immediately prior to such issuance or other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or other transactions. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other unitholders.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for U.S. federal income tax purposes in determining a unitholder’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a unitholder’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions may be subject to tax as ordinary income.

Vinson & Elkins has not rendered an opinion regarding the tax treatment of a unitholder whose units are loaned to a short seller to cover a short sale of our units. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “— Disposition of Units — Recognition of Gain or Loss.”

Alternative Minimum Tax

Each unitholder will be required to take into account the unitholder’s distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for non-corporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors with respect to the impact of an investment in our units on their liability for the alternative minimum tax.

Tax Rates

Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 35% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) of individuals is 15%. However, absent new legislation extending the current rates, beginning January 1, 2011, the highest marginal U.S. federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. These rates are subject to change by new legislation at any time.

The recently enacted Health Care and Education Reconciliation Act of 2010 and the Patient Protection and Affordable Care Act of 2010 is scheduled to impose a 3.8% Medicare tax on certain investment income earned by individuals, estates, and trusts for taxable years beginning after December 31, 2012. For these purposes, investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income from all investments, or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse) or $200,000 (if the unitholder is unmarried). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. That election will generally permit us to adjust a unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect the unitholder’s purchase price. The Section 743(b) adjustment separately applies to any transferee of a unitholder who purchases outstanding units from another unitholder based upon the values and bases of our assets at the time of the transfer to the transferee. The Section 743(b) adjustment does not apply to a person who purchases units directly from us, and belongs only to the purchaser and not to other unitholders. Please read, however, “— Allocation of Income, Gain, Loss and Deduction” above. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) the unitholder’s share of our tax basis in our assets (“common basis”) and (2) the unitholder’s Section 743(b) adjustment to that basis.

The timing and calculation of deductions attributable to Section 743(b) adjustments to our common basis will depend upon a number of factors, including the nature of the assets to which the adjustment is allocable, the extent to which the adjustment offsets any Internal Revenue Code Section 704(c) type gain or loss with respect to an asset and certain elections we make as to the manner in which we apply Internal Revenue Code Section 704(c) principles with respect to an asset to which the adjustment is applicable. Please read “— Allocation of Income, Gain, Loss and Deduction” above.

The timing of these deductions may affect the uniformity of our units. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations or if the position would result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “— Uniformity of Units.” Vinson & Elkins is unable to opine as to the validity of any such alternate tax positions because there is no clear applicable authority. A unitholder’s basis in a unit is reduced by his share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in his units and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “— Uniformity of Units” below.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and the transferee’s share of any gain or loss on a sale of assets by us would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the fair market value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally either non-amortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure our unitholders that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should our general partner determine the expense of compliance exceeds the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than such purchaser would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We will use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “— Disposition of Units — Allocations Between Transferors and Transferees.”

Depletion Deductions

Subject to the limitations on deductibility of losses discussed above (please read “— Tax Consequences of Unit Ownership — Limitations on Deductibility of Losses”), unitholders will be entitled to deductions for the greater of either cost depletion or (if otherwise allowable) percentage depletion with respect to our oil and natural gas interests. Although the Internal Revenue Code requires each unitholder to compute his own depletion allowance and maintain records of his share of the adjusted tax basis of the underlying property for depletion and other purposes, we intend to furnish each of our unitholders with information relating to this computation for federal income tax purposes. Each unitholder, however, remains responsible for calculating his own depletion allowance and maintaining records of his share of the adjusted tax basis of the underlying property for depletion and other purposes.

Percentage depletion is generally available with respect to unitholders who qualify under the independent producer exemption contained in Section 613A(c) of the Internal Revenue Code. For this purpose, an independent producer is a person not directly or indirectly involved in the retail sale of oil, natural gas, or derivative contracts or the operation of a major refinery. Percentage depletion is calculated as an amount generally equal to 15% (and, in the case of marginal production, potentially a higher percentage) of the unitholder’s gross income from the depletable property for the taxable year. The percentage depletion deduction with respect to any property is limited to 100% of the taxable income of the unitholder from the property for each taxable year, computed without the depletion allowance. A unitholder that qualifies as an independent producer may deduct percentage depletion only to the extent the unitholder’s average net daily production of domestic crude oil, or the natural gas equivalent, does not exceed 1,000 barrels. This depletable amount may be allocated between oil and natural gas production, with 6,000 cubic feet of domestic natural gas production regarded as equivalent to one barrel of crude oil. The 1,000-barrel limitation must be allocated among the independent producer and controlled or related persons and family members in proportion to the respective production by such persons during the period in question.

In addition to the foregoing limitations, the percentage depletion deduction otherwise available is limited to 65% of a unitholder’s total taxable income from all sources for the year, computed without the depletion allowance, net operating loss carrybacks, or capital loss carrybacks. Any percentage depletion deduction disallowed because of the 65% limitation may be deducted in the following taxable year if the percentage depletion deduction for such year plus the deduction carryover does not exceed 65% of the unitholder’s total taxable income for that year. The carryover period resulting from the 65% net income limitation is unlimited.

Unitholders that do not qualify under the independent producer exemption are generally restricted to depletion deductions based on cost depletion. Cost depletion deductions are calculated by (i) dividing the unitholder’s share of the adjusted tax basis in the underlying mineral property by the number of mineral units (barrels of oil and thousand cubic feet, or Mcf, of natural gas) remaining as of the beginning of the taxable year and (ii) multiplying the result by the number of mineral units sold within the taxable year. The total amount of deductions based on cost depletion cannot exceed the unitholder’s share of the total adjusted tax basis in the property.

All or a portion of any gain recognized by a unitholder as a result of either the disposition by us of some or all of our oil and natural gas interests or the disposition by the unitholder of some or all of his units may be taxed as ordinary income to the extent of recapture of depletion deductions, except for percentage depletion deductions in excess of the tax basis of the property. The amount of the recapture is generally limited to the amount of gain recognized on the disposition.

The foregoing discussion of depletion deductions does not purport to be a complete analysis of the complex legislation and Treasury Regulations relating to the availability and calculation of depletion deductions by the unitholders. Further, because depletion is required to be computed separately by each unitholder and not by our partnership, no assurance can be given, and counsel is unable to express any opinion, with respect to the availability or extent of percentage depletion deductions to the unitholders for any taxable year. Moreover, the availability of percentage depletion may be reduced or eliminated if recently proposed (or similar) tax legislation is enacted. For a discussion of such legislative proposals, please read “— Recent Legislative Developments.” We encourage each prospective unitholder to consult his tax advisor to determine whether percentage depletion would be available to him.

Deductions for Intangible Drilling and Development Costs

We will elect to currently deduct intangible drilling and development costs (IDCs). IDCs generally include our expenses for wages, fuel, repairs, hauling, supplies and other items that are incidental to, and necessary for, the drilling and preparation of wells for the production of oil, natural gas, or geothermal energy. The option to currently deduct IDCs applies only to those items that do not have a salvage value.

Although we will elect to currently deduct IDCs, each unitholder will have the option of either currently deducting IDCs or capitalizing all or part of the IDCs and amortizing them on a straight-line basis over a 60-month period, beginning with the taxable month in which the expenditure is made. If a unitholder makes the election to amortize the IDCs over a 60-month period, no IDC preference amount in respect of those IDCs will result for alternative minimum tax purposes.

Integrated oil companies must capitalize 30% of all their IDCs (other than IDCs paid or incurred with respect to oil and natural gas wells located outside of the United States) and amortize these IDCs over 60 months beginning in the month in which those costs are paid or incurred. If the taxpayer ceases to be an integrated oil company, it must continue to amortize those costs as long as it continues to own the property to which the IDCs relate. An “integrated oil company” is a taxpayer that has economic interests in oil or natural gas properties and also carries on substantial retailing or refining operations. An oil or natural gas producer is deemed to be a substantial retailer or refiner if it is subject to the rules disqualifying retailers and refiners from taking percentage depletion. To qualify as an “independent producer” that is not subject to these IDC deduction limits, a unitholder, either directly or indirectly through certain related parties, may not be involved in the refining of more than 75,000 barrels of oil (or the equivalent amount of natural gas) on average for any day during the taxable year or in the retail marketing of oil and natural gas products exceeding $5 million per year in the aggregate.

IDCs previously deducted that are allocable to property (directly or through ownership of an interest in a partnership) and that would have been included in the adjusted tax basis of the property had the IDC deduction not been taken are recaptured to the extent of any gain realized upon the disposition of the property or upon the disposition by a unitholder of interests in us. Recapture is generally determined at the unitholder level. Where only a portion of the recapture property is sold, any IDCs related to the entire property are recaptured to the extent of the gain realized on the portion of the property sold. In the case of a disposition of an undivided interest in a property, a proportionate amount of the IDCs with respect to the property is treated as allocable to the transferred undivided interest to the extent of any gain recognized. Please read “— Disposition of Units — Recognition of Gain or Loss.”

The election to currently deduct IDCs may be restricted or eliminated if recently proposed (or similar) tax legislation is enacted. For a discussion of such legislative proposals, please read “— Recent Legislative Developments.”

Deduction for U.S. Production Activities

Subject to the limitations on the deductibility of losses discussed above and the limitation discussed below, unitholders will be entitled to a deduction, herein referred to as the Section 199 deduction, equal to 6% of our qualified production activities income that is allocated to such unitholder, but not to exceed 50% of such unitholder’s IRS Form W-2 wages for the taxable year allocable to domestic production gross receipts.

Qualified production activities income is generally equal to gross receipts from domestic production activities reduced by cost of goods sold allocable to those receipts, other expenses directly associated with those receipts, and a share of other deductions, expenses and losses that are not directly allocable to those receipts or another class of income. The products produced must be manufactured, produced, grown or extracted in whole or in significant part by the taxpayer in the United States.

For a partnership, the Section 199 deduction is determined at the partner level. To determine his Section 199 deduction, each unitholder will aggregate his share of the qualified production activities income allocated to him from us with the unitholder’s qualified production activities income from other sources. Each unitholder must take into account his distributive share of the expenses allocated to him from our qualified production activities regardless of whether we otherwise have taxable income. However, our expenses that otherwise would be taken into account for purposes of computing the

Section 199 deduction are taken into account only if and to the extent the unitholder’s share of losses and deductions from all of our activities is not disallowed by the tax basis rules, the at-risk rules or the passive activity loss rules. Please read “— Tax Consequences of Unit Ownership — Limitations on Deductibility of Losses.”

The amount of a unitholder’s Section 199 deduction for each year is limited to 50% of the IRS Form W-2 wages actually or deemed paid by the unitholder during the calendar year that are deducted in arriving at qualified production activities income. Each unitholder is treated as having been allocated IRS Form W-2 wages from us equal to the unitholder’s allocable share of our wages that are deducted in arriving at qualified production activities income for that taxable year. It is not anticipated that we or our subsidiaries will pay material wages that will be allocated to our unitholders, and thus a unitholder’s ability to claim the Section 199 deduction may be limited.

This discussion of the Section 199 deduction does not purport to be a complete analysis of the complex legislation and Treasury authority relating to the calculation of domestic production gross receipts, qualified production activities income, or IRS Form W-2 wages, or how such items are allocated by us to unitholders. Further, because the Section 199 deduction is required to be computed separately by each unitholder, no assurance can be given, and counsel is unable to express any opinion, as to the availability or extent of the Section 199 deduction to the unitholders. Moreover, the availability of Section 199 deductions may be reduced or eliminated if recently proposed (or similar) tax legislation is enacted. For a discussion of such legislative proposals, please read “— Recent Legislative Developments.” Each prospective unitholder is encouraged to consult his tax advisor to determine whether the Section 199 deduction would be available to him.

Lease Acquisition Costs

The cost of acquiring oil and natural gas lease or similar property interests is a capital expenditure that must be recovered through depletion deductions if the lease is productive. If a lease is proved worthless and abandoned, the cost of acquisition less any depletion claimed may be deducted as an ordinary loss in the year the lease becomes worthless. Please read “— Tax Treatment of Operations — Depletion Deductions.”

Geophysical Costs

The cost of geophysical exploration incurred in connection with the exploration and development of oil and natural gas properties in the United States are deducted ratably over a 24-month period beginning on the date that such expense is paid or incurred.

Operating and Administrative Costs

Amounts paid for operating a producing well are deductible as ordinary business expenses, as are administrative costs to the extent they constitute ordinary and necessary business expenses that are reasonable in amount.

Recent Legislative Developments

The White House recently released President Obama’s budget proposal for the Fiscal Year 2011 (the “Budget Proposal”). Among the changes recommended in the Budget Proposal is the elimination of certain key U.S. federal income tax preferences relating to oil and natural gas exploration and development. Changes in the Budget Proposal include, but are not limited to, (i) the repeal of the percentage depletion allowance for oil and natural gas properties, (ii) the elimination of current deductions for intangible drilling and development costs, (iii) the elimination of the deduction for certain domestic production activities, and (iv) an extension of the amortization period for certain geological and geophysical expenditures. Each of these changes is proposed to be effective for taxable years beginning, or in the case of costs described in (ii) and (iv), costs paid or incurred, after December 31, 2010. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could become effective. The passage of any legislation as a result of these proposals or any other similar changes in U.S. federal income tax laws could eliminate or postpone certain tax deductions that are currently available with respect to oil and natural gas exploration and development, and any such change could increase the taxable income allocable to our unitholders and negatively impact the value of an investment in our units.

Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by our partners holding interest in us prior to this offering. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. We may not be entitled to any amortization deductions with respect to certain goodwill properties conveyed to us or held by us at the time of any future offering. Please read “— Uniformity of Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Units — Recognition of Gain or Loss.”

The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values and the initial tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the unitholder’s amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will equal the sum of the cash or the fair market value of other property he receives plus his share of our liabilities. Because the amount realized includes a unitholder’s share of our liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for unit that decreased a unitholder’s tax basis in that unit will, in effect, become taxable income if the unit is sold at a price greater than the unitholder’s tax basis in the unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than twelve months will generally be taxed at a maximum U.S. federal income tax rate of 15% through December 31, 2010 and 20% thereafter (absent new legislation extending or adjusting the current rate). However, a portion, which will likely be substantial, of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or “inventory items” that we own. The term “unrealized receivables” includes potential recapture items, including depreciation, depletion or IDC recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gain in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling discussed above, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of our units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly-traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Recently, however, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly-traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. Existing publicly-traded partnerships are entitled to rely on those proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until the final Treasury Regulations are issued. Accordingly, Vinson & Elkins is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferee and transferor unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who disposes of units prior to the record date set for a cash distribution for any quarter will be allocated items of our income, gain, loss and deductions attributable to the month of sale but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have terminated our tax partnership for U.S. federal income tax purposes upon the sale or exchange of interests in QR Energy that, in the aggregate, constitute 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of measuring whether the 50% has been met, multiple sales of the same unit are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in such unitholder’s taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns for one fiscal year and the cost of the preparation of these returns will be borne by all unitholders. However, pursuant to an IRS relief procedure for publicly traded partnerships that have technically terminated, the IRS may allow, among other things, that we provide a single Schedule K-1 for the tax year in which a termination occurs. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units and because of other reasons, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity could result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6) and Treasury Regulation Section 1.197-2(g)(3), neither of which is anticipated to apply to a material portion of our assets. Any non-uniformity could have a negative impact on the value of the units. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.”

Our partnership agreement permits our general partner to take positions in filing our tax returns that preserve the uniformity of our units even under circumstances like those described above. These positions may include reducing for some unitholders the depreciation, amortization or loss deductions to which they would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Vinson & Elkins is unable to opine as to validity of such filing positions. A unitholder’s basis in units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in his units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “— Disposition of Units — Recognition of Gain or Loss” above and “— Tax Consequences of Unit Ownership — Section 754 Election” above. The IRS may challenge one or more of any positions we take to preserve the uniformity of units. If such a challenge were sustained, the uniformity of units might be affected, and, under some circumstances, the gain from the sale of units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, non-U.S. corporations and other non-U.S. persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Prospective unitholders who are tax-exempt entities or non-U.S. persons should consult their tax advisor before investing in our units.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, distributions to non-U.S. unitholders are subject to withholding at the highest applicable effective tax rate. Each non-U.S. unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign unitholder who sells or otherwise disposes of a unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of our units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the units or the 5-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure our unitholders that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we, nor Vinson & Elkins can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to his returns.

Partnerships generally are treated as separate entities for purposes of U.S. federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement designates our general partner as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate in that action.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(1) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(2) a statement regarding whether the beneficial owner is:

(a) a person that is not a U.S. person;

(b) a non-U.S. government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(c) a tax-exempt entity;

(3) the amount and description of units held, acquired or transferred for the beneficial owner; and

(4) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1) for which there is, or was, “substantial authority;” or

(2) as to which there is a reasonable basis and the relevant facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the relevant facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the tax basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or tax basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for a corporation other than an S Corporation or a personal holding company). The penalty is increased to 40% in the event of a gross valuation misstatement. We do not anticipate making any valuation misstatements.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly our unitholders and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single tax year, or $4 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly our unitholders’ tax return) would be audited by the IRS. Please read “— Administrative Matters — Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, our unitholders may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-Related Penalties;”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local and Other Tax Considerations

In addition to U.S. federal income taxes, unitholders will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or owns property or in which the unitholder is a resident. We currently conduct business or own property in several states, most of which impose personal income taxes on individuals. Most of these states also impose an income tax on corporations and other entities. Moreover, we may also own property or do business in other states in the future that impose income or similar taxes on nonresident individuals. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. A unitholder may be required to file state income tax returns and to pay state income taxes in any state in which we do business or own property, and such unitholder may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Unit Ownership — Entity-Level Collections of Unitholder Taxes.” Based on current law and our estimate of our future operations, we anticipate that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in us. Vinson & Elkins has not rendered an opinion on the state, local, or non-U.S. tax consequences of an investment in us. We strongly recommend that each prospective unitholder consult, and depend on, his own tax counsel or other advisor with regard to those matters. It is the responsibility of each unitholder to file all tax returns that may be required of him.

INVESTMENT IN QR ENERGY, LP BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the restrictions imposed by Section 4975 of the Internal Revenue Code and provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Internal Revenue Code or ERISA (collectively, “Similar Laws”). For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or individual retirement accounts or annuities (“IRAs”) established or maintained by an employer or employee organization, and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material Tax Consequences — Tax-Exempt Organizations and Other Investors;” and

•	whether making such an investment will comply with the delegation of control and prohibited transaction provisions of ERISA, the Internal Revenue Code and any other applicable Similar Laws.

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that, with respect to the plan, are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code. In addition, the fiduciary of the ERISA plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Internal Revenue Code.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner would also be a fiduciary of such plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code, ERISA and any other applicable Similar Laws.

The Department of Labor regulations provide guidance with respect to whether, in certain circumstances, the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets.” Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

•	the equity interests acquired by the employee benefit plan are publicly offered securities — i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, are freely transferable and are registered under certain provisions of the federal securities laws;

•	the entity is an “operating company,” — i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

•	there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above that are subject to ERISA and IRAs and other similar vehicles that are subject to Section 4975 of the Internal Revenue Code.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in the first two bullet points above.

In light of the serious penalties imposed on persons who engage in prohibited transactions or other violations, plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA, the Internal Revenue Code and other Similar Laws.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement, we have agreed to sell to the underwriters named below, and the underwriters, for whom Wells Fargo Securities, LLC, J.P. Morgan Securities LLC, Raymond James & Associates, Inc. and RBC Capital Markets Corporation are acting as joint-book running managers and representatives, have severally agreed to purchase, the respective number of common units appearing opposite their names below:

Number of
Underwriter	Common Units

Wells Fargo Securities, LLC
J.P. Morgan Securities LLC
Raymond James & Associates, Inc.
RBC Capital Markets Corporation

Total

All of the common units to be purchased by the underwriters will be purchased from us.

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The common units are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them. The underwriters reserve the right to withdraw, cancel or modify the offer and to reject orders in whole or in part.

The underwriting agreement provides that the underwriters are obligated to purchase all the common units offered by this prospectus if any are purchased, other than those common units covered by the over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

Option to Purchase Additional Common Units

We have granted the underwriters an option, exercisable for 30 days after the date of the underwriting agreement, to purchase up to an additional      common units from us at the initial public offering price less the underwriting discounts and commissions, as set forth on the cover page of this prospectus, and less any dividends or distributions declared, paid or payable on the common units that the underwriters have agreed to purchase from us but that are not payable on such additional common units, to cover over-allotments, if any. If the underwriters exercise this option in whole or in part, then the underwriters will be severally committed, subject to the conditions described in the underwriting agreement, to purchase the additional common units in proportion to their respective commitments set forth in the prior table.

Discounts and Commissions

The common units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus and to certain dealers at that price less a concession of not more than $      per share, of which up to $      per share may be reallowed to other dealers. After the initial offering, the public offering price, concession and reallowance to dealers may be changed.

The following table summarizes the underwriting discounts and commissions and the proceeds, before expenses, payable to us, both on a per share basis and in total, assuming either no exercise or full exercise by the underwriters of their option to purchase additional common units:

Total
	Per Common	Without	With
	Unit	Option	Option

Public offering price	$
Underwriting discounts and commissions	$
Proceeds, before expenses, to us	$	$	$

We estimate that the expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately $           .

Indemnification of Underwriters

The underwriting agreement provides that we will indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

We, our general partner and certain of its affiliates and the directors and executive officers of our general partner have agreed, subject to certain exceptions, that, without the prior written consent of Wells Fargo Securities, LLC, we and they will not, during the period beginning on and including the date of this prospectus through and including the date that is the 180th day after the date of this prospectus, directly or indirectly:

•	issue (in the case of us), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any of our common units or any securities convertible into or exercisable or exchangeable for our common units;

•	in the case of us, file or cause the filing of any registration statement under the Securities Act with respect to any of our common units or any securities convertible into or exercisable or exchangeable for our common units; or

•	enter into any swap or other agreement, arrangement, hedge or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our common units or any securities convertible into or exercisable or exchangeable for our common units, whether any transaction described in any of the foregoing bullet points is to be settled by delivery of our common units, other securities, in cash or otherwise; or publicly announce an intention to do any of the foregoing. Moreover, if:

•	during the last 17 days of the lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news on a material event relating to us will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described in the immediately preceding sentence will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as the case may be, unless Wells Fargo Securities, LLC waives, in writing, that extension.

Wells Fargo Securities, LLC may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the common units or other securities subject to the lock-up agreements. Any determination to release any common units or other securities subject to the lock-up agreements would be based on a number of factors at the time of determination, which may include the market price of the common units, the liquidity of the trading market for the common units, general market conditions, the number of common units or other securities proposed to be sold or otherwise transferred and the timing, purpose and terms of the proposed sale or other transfer.

Electronic Distribution

This prospectus and the registration statement of which this prospectus forms a part may be made available in electronic format on the websites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of common units for sale to their online brokerage account holders. The common units will be allocated to underwriters that may make Internet distributions on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell common units to online brokerage account holders.

Other than the information set forth in this prospectus and the registration statement of which this prospectus forms a part, information contained in any website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been endorsed by us and should not be relied on by investors in deciding whether to purchase common units. The underwriters are not responsible for information contained in websites that they do not maintain.

New York Stock Exchange

We have applied to have our common units listed on the New York Stock Exchange under the symbol “QRE.” The underwriters have undertaken to sell the minimum number of common units to the minimum number of beneficial owners necessary to meet the New York Stock Exchange distribution requirements for trading.

Stabilization

In order to facilitate this offering of our common units, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common units. Specifically, the underwriters may sell more common units than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of common units available for purchase by the underwriters under their option to purchase additional common units. The underwriters may close out a covered short sale by exercising their option to purchase additional common units or purchasing common units in the open market. In determining the source of common units to close out a covered short sale, the underwriters may consider, among other things, the market price of common units compared to the price payable under their option to purchase additional common units. The underwriters may also sell common units in excess of the number of common units available under their option to purchase additional common units, creating a naked short position. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after the date of pricing of this offering that could adversely affect investors who purchase in this offering.

As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common units in the open market to stabilize the price of our common units, so long as stabilizing bids do not exceed a specified maximum. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing common units in this offering if the underwriting syndicate repurchases previously distributed common units to cover syndicate short positions or to stabilize the price of the common units.

The foregoing transactions, if commenced, may raise or maintain the market price of our common stock above independent market levels or prevent or retard a decline in the market price of the common stock.

The foregoing transactions, if commenced, may be effected on the New York Stock Exchange or otherwise. Neither we nor any of the underwriters makes any representation that the underwriters will engage in any of these transactions and these transactions, if commenced, may be discontinued at any time without notice. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of the effect that the transactions described above, if commenced, may have on the market price of our common stock.

Discretionary Accounts

The underwriters have informed us that they do not intend to confirm sales to accounts over which they exercise discretionary authority in excess of 5% of the total number of common units offered by them.

Pricing of This Offering

Prior to this offering, there has been no public market for our common units. Consequently, the initial public offering price for our common units was determined between us and the representatives of the underwriters. The factors considered in determining the initial public offering price included:

•	prevailing market conditions;

•	our results of operations and financial condition;

•	financial and operating information and market valuations with respect to other companies that we and the representative of the underwriters believe to be comparable or similar to us;

•	the present state of our development; and

•	our future prospects.

An active trading market for our common units may not develop. It is possible that the market price of our common units after this offering will be less than the initial public offering price. In addition, the estimated initial public offering price range appearing on the cover of this preliminary prospectus is subject to change as a result of market conditions or other factors.

Relationships

Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking, financial advisory and other financial services to us and our affiliates for which they have received, and may in the future receive, customary fees. Additionally, certain of the underwriters and their affiliates have engaged, and may from time to time in the future engage, in transactions with us in the ordinary course of their business. Affiliates of Wells Fargo Securities, LLC, J.P. Morgan Securities LLC, and RBC Capital Markets Corporation are lenders under three separate credit facilities of the Fund and certain of its affiliates and will receive a portion of the net proceeds from this offering pursuant to payments made by us to the Fund and certain of its affiliates as partial consideration for the contribution of the Partnership Properties. For a description of the existing credit facilities, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Predecessor Liquidity and Capital Resources — The Fund’s Credit Facilities.”

Because the Financial Industry Regulatory Authority, Inc., or FINRA, views the common units offered hereby as interests in a direct participation program, there is no conflict of interest between us and the underwriters under Rule 2720 of the National Association of Securities Dealers, Inc., or NASD, Conduct Rules and the offering is being made in compliance with Rule 2310 of the FINRA Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Sales Outside the United States

No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of our common units, or the possession, circulation or distribution of this prospectus or any other material relating to us or the common units in any jurisdiction where action for that purpose is required. Accordingly, the common units may not be offered or sold, directly or indirectly, and neither of this prospectus nor any other offering material or advertisements in connection with the common units may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Each of the underwriters may arrange to sell common units offered by this prospectus in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so. In that regard, Wells Fargo Securities, LLC may arrange to sell common units in certain jurisdictions through an affiliate, Wells Fargo Securities International Limited, or WFSIL. WFSIL is a wholly-owned indirect subsidiary of Wells Fargo & Company and an affiliate of Wells Fargo Securities, LLC. WFSIL is a U.K. incorporated investment firm regulated by the Financial Services Authority. Wells Fargo Securities is the trade name for certain corporate and investment banking services of Wells Fargo & Company and its affiliates, including Wells Fargo Securities, LLC and WFSIL.

VALIDITY OF THE COMMON UNITS

The validity of the common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with the common units offered by us will be passed upon for the underwriters by Andrews Kurth LLP, Houston, Texas.

EXPERTS

The balance sheet of QR Energy, LP as of September 20, 2010 included in this prospectus has been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of QA Holdings, LP as of December 31, 2009 and for the year ended December 31, 2009 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of QA Holdings, LP as of December 31, 2008 and for each of the years in the two-year period ended December 31, 2008, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The statements of revenues and direct operating expenses of the Encore properties which were acquired from Denbury Resources, Inc. by Quantum Resources Management, LLC for the years ended December 31, 2007, 2008 and 2009, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The statements of revenues and direct operating expenses for EXCO Resources, Inc.’s divested properties subsequently acquired by Quantum Resources Management, LLC for the years ended December 31, 2007 and December 31, 2008; and the period from January 1, 2009 to August 11, 2009, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Estimated quantities of our oil and natural gas reserves and the net present value of such reserves as of June 30, 2010 set forth in this prospectus are based upon reserve reports prepared by us and audited by Miller and Lents, Ltd.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-l regarding the units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site on the Internet at http://www.sec.gov. The registration statement, of which this prospectus forms a part, can be downloaded from the SEC’s web site.

We intend to furnish our unitholders annual reports containing our audited financial statements and furnish or make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each of our fiscal years.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control, which may include statements about our:

•	business strategies;

•	ability to replace the reserves we produce through drilling and property acquisitions;

•	drilling locations;

•	oil and natural gas reserves;

•	technology;

•	realized oil and natural gas prices;

•	production volumes;

•	lease operating expenses;

•	general and administrative expenses;

•	future operating results; and

•	plans, objectives, expectations and intentions.

These types of statements, other than statements of historical fact included in this prospectus, are forward-looking statements. These forward-looking statements may be found in “Prospectus Summary,” “Risk Factors,” “Our Cash Distribution Policy and Restrictions on Distributions,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business and Properties” and other sections of this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” the negative of such terms or other comparable terminology.

The forward-looking statements contained in this prospectus are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. All readers are cautioned that the forward-looking statements contained in this prospectus are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or that the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to factors described in the “Risk Factors” section and elsewhere in this prospectus. All forward-looking statements speak only as of the date of this prospectus. We do not intend to update or revise any forward-looking statements as a result of new information, future events or otherwise. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

INDEX TO FINANCIAL STATEMENTS

Page

QR ENERGY, LP
Unaudited Pro Forma Condensed Financial Statements:
Introduction	F-2
Unaudited Pro Forma Condensed Balance Sheet as of June 30, 2010	F-4
Unaudited Pro Forma Condensed Statement of Operations for the Six Months Ended June 30, 2010	F-5
Unaudited Pro Forma Condensed Statement of Operations for the Six Months Ended June 30, 2009	F-6
Unaudited Pro Forma Condensed Statement of Operations for the Year Ended December 31, 2009	F-7
Notes to Unaudited Pro Forma Condensed Financial Statements	F-8
Historical Balance Sheet:
Report of Independent Registered Public Accounting Firm	F-14
Balance Sheet as of September 20, 2010	F-15
Note to Balance Sheet	F-16
QA HOLDINGS, LP
Unaudited Historical Consolidated Financial Statements as of June 30, 2010 and for the Six Months Ended June 30, 2010 and 2009:
Consolidated Balance Sheets	F-17
Consolidated Statements of Operations	F-18
Consolidated Statements of Changes in Partners’ Capital	F-19
Consolidated Statements of Cash Flows	F-20
Notes to Unaudited Consolidated Financial Statements	F-21
Historical Consolidated Financial Statements as of December 31, 2008 and 2009 and for the Years Ended December 31, 2007, 2008 and 2009:
Report of Independent Registered Public Accounting Firm	F-36
Report of Independent Registered Public Accounting Firm	F-37
Consolidated Balance Sheets	F-38
Consolidated Statements of Operations	F-39
Consolidated Statements of Changes in Partners’ Capital	F-40
Consolidated Statements of Cash Flows	F-41
Notes to Consolidated Financial Statements	F-42
DENBURY PROPERTY ACQUISITION FINANCIALS
Historical Financial Statements of the Acquired Encore Properties for the Years Ended December 31, 2007, 2008 and 2009 and for the Three Months Ended March 31, 2009 and 2010:
Report of Independent Registered Public Accounting Firm	F-71
Statements of Revenues and Direct Operating Expenses	F-72
Notes to Statements of Revenues and Direct Operating Expenses	F-73
Historical Financial Statements of the Acquired Exco Properties for the Years Ended December 31, 2007 and 2008 and for the Period from January 1, 2009 to August 11, 2009:
Independent Auditor’s Report	F-76
Statements of Revenues and Direct Operating Expenses	F-77
Notes to Statements of Revenues and Direct Operating Expenses	F-78

QR Energy, LP
Unaudited Pro Forma Condensed Financial Statements

Introduction

The following unaudited pro forma condensed financial statements of QR Energy, LP (“QR Energy”) reflect the unaudited and audited historical results of QA Holdings, LP (the “Predecessor”) on a pro forma basis to give effect to the “Denbury Acquisition,” the “Contribution” and the “Offering.” These transactions are described below.

The Denbury Acquisition.  Quantum Resources Management LLC, a wholly owned subsidiary of the Predecessor, signed a purchase and sale agreement on March 31, 2010 to acquire certain oil and natural gas properties from Denbury Resources, Inc. for $893 million with an effective date of May 1, 2010. The Denbury assets are reflective of oil and natural gas properties accumulated through a series of acquisitions including Denbury’s March 4, 2010 acquisition of Encore Acquisition Corporation (the “Denbury Acquisition Encore Assets”), and certain oil and natural gas properties of Exco Resources, Inc. acquired by Encore on August 11, 2009, prior to Denbury’s acquisition of Encore (the “Denbury Acquisition Exco Assets”). The transaction closed on May 14, 2010 and was funded with cash from the proceeds of a combination of equity contributions (cash calls to the Fund’s partners) and debt. The preliminary purchase price allocation of the Denbury Acquisition has been reflected in the unaudited historical consolidated balance sheet of the Predecessor as of June 30, 2010.

The purchase price allocation reflecting the Denbury Acquisition under the acquisition method of accounting is preliminary and includes the use of estimates and assumptions as described in the related notes to the unaudited historical consolidated financial statements of the Predecessor, included elsewhere in this prospectus. The preliminary purchase price allocation is based on information available to management at the time the unaudited historical consolidated financial statements of the Predecessor were prepared. Management believes the estimates and assumptions used are reasonable and the significant effects of the transaction are properly reflected in the unaudited historical consolidated financial statements of the Predecessor. However, the purchase price allocation is considered preliminary and subject to adjustment until the final closing statement is completed. Management expects to complete its purchase price allocation during the third quarter of 2010.

The Contribution.  Effective upon the closing of this offering, the Predecessor will contribute selected oil and natural gas interests and related operations along with certain derivative contracts to QR Energy in exchange for a combination of QR Energy common, subordinated and general partner units and cash.

The Offering.  For purposes of the unaudited pro forma condensed financial statements, the Offering is defined as the issuance and sale to the public of common units of QR Energy for $300 million, the borrowing of $225 million under a new revolving credit facility and the application by QR Energy of the net proceeds from such issuance and borrowing as described in “Use of Proceeds,” found elsewhere in this prospectus.

The unaudited pro forma condensed balance sheet of QR Energy is based on the unaudited historical consolidated balance sheet of the Predecessor and includes pro forma adjustments to give effect to the Contribution and the Offering as if they occurred on June 30, 2010.

The unaudited pro forma condensed statements of operations of QR Energy are based on the unaudited historical consolidated statements of operations of the Predecessor for the six months ended June 30, 2010 and 2009 and the audited historical consolidated statement of operations of the Predecessor for the year ended December 31, 2009, each period having been adjusted to give effect to the Denbury Acquisition, the Contribution and the Offering as if they occurred on January 1, 2009.

The unaudited pro forma condensed financial statements have been prepared on the basis that QR Energy will be treated as a partnership for federal income tax purposes. The unaudited pro forma condensed financial statements should be read in conjunction with the notes accompanying these unaudited pro forma condensed financial statements and with the unaudited and audited historical consolidated financial statements and related notes of the Predecessor, found elsewhere in this prospectus.

The pro forma adjustments to the unaudited and audited historical financial statements are based upon currently available information and certain estimates and assumptions. The actual effect of the transactions discussed in the accompanying notes ultimately may differ from the unaudited pro forma adjustments included herein. However, management believes that the assumptions utilized to prepare the pro forma adjustments provide a reasonable basis for presenting the significant effects of the transactions as currently contemplated and that the unaudited pro forma adjustments are factually supportable, give appropriate effect to the expected impact of events that are directly attributable to the transactions, and reflect those items expected to have a continuing impact on QR Energy.

The unaudited pro forma condensed financial statements of QR Energy are not necessarily indicative of the results that actually would have occurred if QR Energy had completed the Denbury Acquisition, the Contribution or the Offering on the dates indicated or which could be achieved in the future.

QR ENERGY, LP

UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
JUNE 30, 2010
(In thousands)

		Predecessor			Offering		Partnership
	Predecessor	Retained	Partnership		Related		Pro forma
	Historical	Operations(a)	Pro Forma		Adjustments		As Adjusted

ASSETS:
Current assets:
Cash and cash equivalents	$19,204	$(19,204)	$—		$225,000	(f)	$—
					300,000	(g)
					(500,000	)(h)
					(25,000	)(i)
Accounts receivable:
Trade and other, net of allowance for doubtful accounts	4,120	(4,120)	—		—		—
Oil and natural gas sales	33,059	(33,059)	—		—		—
Due from Affiliates	6,669	(6,669)	—		—		—
Derivative instruments	15,182	(1,976)	13,206	(b)	—		13,206
Prepaid and current assets	2,931	(2,931)	—		—		—

Total current assets	81,165	(67,959)	13,206		—		13,206
Property and Equipment, net	1,028,217	(644,816)	383,401	(c)	—		383,401
Other assets:
Investment in UTE Energy, LLC	42,305	(42,305)	—		—		—
Property reclamation deposit	10,730	(10,730)	—		—		—
Inventories	5,507	(5,507)	—		—		—
Derivative Instruments	19,802	(4,052)	15,750	(b)	—		15,750
Deferred financing costs, net of amortization	11,472	(11,472)	—		3,000	(i)	3,000
Other long-term assets	1,539	(1,539)	—		—		—

Total other assets	91,355	(75,605)	15,750		3,000		18,750

Total assets	$1,200,737	$(788,380)	$412,357		$3,000		$415,357

LIABILITIES AND PARTNERS CAPITAL:
Current liabilities:
Accounts payable	$59	$(59)	$—		$—		$—
Oil and natural gas payable	6,925	(6,925)	—		—		—
Due to affiliates	3,810	(3,810)	—		—		—
Current portion of asset retirement obligations	1,682	(1,682)	—		—		—
Derivative instruments	21,870	(21,870)	—		—		—
Accrued and other liabilities	30,854	(30,854)	—		—		—

Total current liabilities	65,200	(65,200)	—		—		—
Long-term debt	547,668	(547,668)	—		225,000	(f)	225,000
Derivative instruments	35,113	(34,509)	604	(b)	—		604
Asset retirement obligations	45,847	(37,588)	8,259	(d)	—		8,259
Long term capital lease	76	(76)	—		—		—
Partners’ capital:
Partners’ capital	17,072	386,422	403,494	(e)	300,000	(g)	181,494
					(500,000	)(h)
					(22,000	)(i)

Total partners’ capital	17,072	386,422	403,494		(222,000)		181,494
Noncontrolling interest	489,761	(489,761)	—		—		—

Total Equity	506,833	(103,339)	403,494		(222,000)		181,494

Total liabilities and equity	1,200,737	(788,380)	412,357		3,000		415,357

See accompanying notes to the unaudited pro forma condensed financial statements.

QR ENERGY, LP

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(In thousands)

			Denbury
			Acquisition				Predecessor			Offering		Partnership
	Predecessor		Encore	Pro Forma		Predecessor	Retained	Partnership		Related		Pro forma
	Historical		Assets(j)	Adjustments		Pro Forma	Operations(a)	Pro Forma		Adjustments		As Adjusted

Revenues:
Oil and natural gas sales		$88,172	$89,804	$—		$177,976	$(126,921)	$51,055	(p)	$—			$51,055
Processing		2,820	—	—		2,820	(2,820)	—		—			—

Total revenues		90,992	89,804	—		180,796	(129,741)	51,055		—			51,055
Operating Expenses:
Lease operating		28,599	17,476	—		46,075	(34,420)	11,655	(p)	—			11,655
Production taxes		6,098	4,674	—		10,772	(8,315)	2,457	(p)	—			2,457
Processing		2,145	—	—		2,145	(2,145)	—		—			—
Transportation		415	1,112	—		1,527	(796)	731	(p)	—			731
Depreciation, depletion and amortization		19,241	—	20,037	(l)	39,278	(25,192)	14,086	(r)	—			14,086
Accretion of asset retirement obligations		1,455	—	386	(m)	1,841	(1,503)	338	(s)	—			338
Management fees		4,970	—	—		4,970	(4,970)	—		—			—
Acquisition evaluation costs		1,042	—	—		1,042	(1,042)	—		—			—
General and administrative		10,625	—	1,164	(n)	11,789	(6,670)	5,119	(t)	2,129	(v)		7,248
Bargain purchase option		(1,020)	—	—		(1,020)	1,020	—		—			—
Other expense		216	—	—		216	(216)	—		—			—

Total operating expenses		73,786	23,262	21,587		118,635	(84,249)	34,386		2,129			36,515
Income (loss) from operations		17,206	66,542	(21,587)		62,161	(45,492)	16,669		(2,129)			14,540
Other income (expenses):						—
Equity in earnings of Ute Energy, LLC		708	—	—		708	(708)	—		—			—
Interest income		22	—	—		22	(22)	—		—			—
Dividends on investment in marketable equity securities		—	—	—		—	—	—		—			—
Realized losses on investment in marketable equity securities		—	—	—		—	—	—		—			—
Unrealized gains on investment in marketable equity securities		—	—	—		—	—	—		—			—
Realized gains on derivative instruments		2,913	—	—		2,913	(1,636)	1,277	(u)	—			1,277
Unrealized gains (losses) on derivative instruments		44,933	—	—		44,933	(25,239)	19,694	(u)	—			19,694
Interest expense		(12,906)	—	(4,938	)(o)	(17,844)	17,844	—		(3,842	)(w)		(3,842)
Other income (expense)		(409)	—	—		(409)	409	—		—			—

Total other income (expenses)		35,261	—	(4,938)		30,323	(9,352)	20,971		(3,842)			17,129

Net Income (loss)		$52,467	$66,542	$(26,525)		$92,484	$(54,844)	$37,640		$(5,971)			$31,669

Computation of net income per limited partner unit:
Net income	$											$
Less—income allocable to general partner

Net income allocable to limited partners	$
Net income available to common unit holders												$
Basic net income per unit	$

Net income per common unit												$

Weighted average limited partner units outstanding

Weighted average common units outstanding

See accompanying notes to the unaudited pro forma condensed financial statements.

QR Energy, LP

Unaudited Pro Forma Condensed Statement of Operations
For the Six Months Ended June 30, 2009
(In thousands)

			Denbury	Denbury
			Acquisition	Acquisition				Predecessor			Offering			Partnership
	Predecessor		Encore	Exco	Pro Forma		Predecessor	Retained	Partnership		Related			Pro forma
	Historical		Assets(j)	Assets(k)	Adjustments		Pro Forma	Operations(a)	Pro Forma		Adjustments			As Adjusted

Revenues:
Oil and natural gas sales		$30,823	$46,345	$31,275	$—		$108,443	$(75,562)	$32,881	(p)		—		$32,881
Processing		2,512	—	—	—		2,512	(2,512)	—			—		—

Total revenues		33,335	46,345	31,275	—		110,955	(78,074)	32,881			—		32,881
Operating Expenses:
Lease operating		14,821	11,088	7,985	—		33,894	(22,520)	11,374	(p)		—		11,374
Production taxes		3,089	2,172	1,807	—		7,068	(5,226)	1,842	(p)		—		1,842
Processing		1,320	—	—	—		1,320	(1,320)	—			—		—
Transportation		512	795	2,420	—		3,727	(2,972)	755	(p)		—		755
Impairment of oil and gas properties		28,338	—	—	—		28,338	(10,387)	17,951	(q)		—		17,951
Depreciation, depletion and amortization		9,838	—	—	33,821	(l)	43,659	(29,033)	14,626	(r)		—		14,626
Accretion of asset retirement obligations		1,715	—	—	360	(m)	2,075	(1,815)	260	(s)		—		260
Management fees		6,009	—	—	—		6,009	(6,009)	—			—
Acquisition evaluation costs		7	—	—	—		7	(7)	—			—		—
General and administrative		7,178	—	—	1,172	(n)	8,350	(4,610)	3,740	(t)		2,128	(v)	5,868
Bargain purchase option		(1,200)	—	—	—		(1,200)	1,200	—			—		—

Total operating expenses		71,627	14,055	12,212	35,353		133,247	(82,699)	50,548			2,128		52,676
Income (loss) from operations		(38,292)	32,290	19,063	(35,353)		(22,292)	4,625	(17,667)			(2,128)		(19,795)
Other income (expenses):
Equity in earnings of Ute Energy, LLC		1,452	—	—	—		1,452	(1,452)	—			—		—
Interest income		29	—	—	—		29	(29)	—			—		—
Dividends on investment in marketable equity securities		233	—	—	—		233	(233)	—			—		—
Realized losses on investment in marketable equity securities		(5,246)	—	—	—		(5,246)	5,246	—			—		—
Unrealized gains on investment in marketable equity securities		5,640	—	—	—		5,640	(5,640)	—			—		—
Realized gains on derivative instruments		32,204	—	—	—		32,204	(11,778)	20,426	(u)		—		20,426
Unrealized gains (losses) on derivative instruments		(70,588)	—	—	—		(70,588)	25,815	(44,773	)(u)		—		(44,773)
Interest expense		(1,991)	—	—	(8,419	)(o)	(10,410)	10,410	—			(3,842	)(w)	(3,842)
Other income (expense)		10	—	—	—		10	(10)	—			—		—

Total other income (expenses)		(38,257)	—	—	(8,419)		(46,676)	22,329	(24,347)			(3,842)		(28,189)

Net Income (loss)		$(76,549)$	$32,290	$19,063	$(43,772)		$(68,968)	$26,954	$(42,014)			$(5,970)		$(47,984)

Computation of net income per limited partner unit:
Net income	$										$
Less—income allocable to general partner

Net income allocable to limited partners	$
Net income available to common unit holders											$
Basic net income per unit	$

Net income per common unit											$

Weighted average limited partner units outstanding

Weighted average common units outstanding

See accompanying notes to the unaudited pro forma condensed financial statements.

QR ENERGY, LP

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009
(In thousands)

			Denbury	Denbury
			Acquisition	Acquisition				Predecessor			Offering		Partnership
	Predecessor		Encore	Exco	Pro Forma		Predecessor	Retained	Partnership		Related		Pro forma
	Historical		Assets(j)	Assets(k)	Adjustments		Pro Forma	Operations(a)	Pro Forma		Adjustments		As Adjusted

Oil and natural gas sales		$69,193	$124,526	$36,451	$—		$230,170	$(153,266)	$76,904	(p)	$—			$76,904
Processing		3,608	—	—	—		3,608	(3,608)	—		—			—

Total revenues		72,801	124,526	36,451	—		233,778	(156,874)	76,904		—			76,904
Operating Expenses:
Lease operating		33,328	28,758	7,426	—		69,512	(45,729)	23,783	(p)	—			23,783
Production taxes		7,587	9,903	3,546	—		21,036	(15,272)	5,764	(p)	—			5,764
Processing		3,045	—	—	—		3,045	(3,045)	—		—			—
Transportation		881	2,142	3,098	—		6,121	(4,587)	1,534	(p)	—			1,534
Impairment of oil and gas properties		28,338	—	—	—		28,338	(10,387)	17,951	(q)	—			17,951
Depreciation, depletion and amortization		16,993	—	—	64,613	(l)	81,606	(52,594)	29,012	(r)	—			29,012
Accretion of asset retirement obligations		3,585	—	—	732	(m)	4,317	(3,793)	524	(s)	—			524
Management fees		12,018	—	—	—		12,018	(12,018)	—		—			—
Acquisition evaluation costs		582	—	—	—		582	(582)	—		—			—
General and administrative		18,879	—	—	2,344	(n)	21,223	(14,213)	7,010	(t)	4,258	(v)		11,268
Bargain purchase option		(1,200)	—	—	—		(1,200)	1,200	—		—			—

Total operating expenses		124,036	40,803	14,070	67,689		246,598	(161,020)	85,578		4,258			89,836
Income (loss) from operations		(51,235)	83,723	22,381	(67,689)		(12,820)	4,146	(8,674)		(4,258)			(12,932)
Other income (expenses):
Equity in earnings of Ute Energy, LLC		2,675	—	—	—		2,675	(2,675)	—		—			—
Interest income		37	—	—	—		37	(37)	—		—			—
Dividends on investment in marketable equity securities		233	—	—	—		233	(233)	—		—			—
Realized losses on investment in marketable equity securities		(5,246)	—	—	—		(5,246)	5,246	—		—			—
Unrealized gains (losses) on investment in marketable equity securities		5,640	—	—	—		5,640	(5,640)	—		—			—
Realized gains (losses) on derivative instruments		47,993	—	—	—		47,993	(17,552)	30,441	(u)	—			30,441
Unrealized gains (losses) on derivative instruments		(111,113)	—	—	—		(111,113)	40,636	(70,477	)(u)	—			(70,477)
Interest expense		(3,753)	—	—	(16,262	)(o)	(20,015)	20,015	—		(7,688	)(w)		(7,688)
Other expense		(645)	—	—	—		(645)	645	—		—			—

Total other expenses		(64,179)	—	—	(16,262)		(80,441)	40,405	(40,036)		(7,688)			(47,724)

Net income (loss)		$(115,414)	$83,723	$22,381	$(83,951)		$(93,261)	$44,551	$(48,710)		$(11,946)			$(60,656)

Computation of net income per limited partner unit:
Net income	$												$
Less—income allocable to general partner

Net income allocable to limited partners	$
Net income available to common unit holders													$
Basic net income per unit	$

Net income per common unit													$

Weighted average limited partner units outstanding

Weighted average common units outstanding

See accompanying notes to the unaudited pro forma condensed financial statements.

QR ENERGY, LP

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

Note 1 —	Basis of Presentation

The unaudited pro forma condensed balance sheet of QR Energy, LP (“QR Energy”) as of June 30, 2010, is based on the unaudited historical consolidated balance sheet of the Predecessor and includes pro forma adjustments to give effect to the Contribution and the Offering as if they occurred on June 30, 2010.

The unaudited pro forma condensed statements of operations of QR Energy are based on the unaudited historical consolidated statement of operations of the Predecessor for the six months ended June 30, 2010 and 2009 and the audited historical consolidated statement of operations of the Predecessor for the year ended December 31, 2009, each period having been adjusted for the Denbury Acquisition, the Contribution and the Offering, as described further below.

The Statements of Revenues less Direct Operating Expenses related to the oil and natural gas properties acquired from Denbury are reflective of oil and natural gas properties accumulated through a series of acquisitions including the Predecessor’s acquisition of Denbury on May 14, 2010, Denbury’s March 4, 2010 acquisition of the Denbury Acquisition Encore Assets, and certain oil and natural gas properties of Exco Resources, Inc. acquired by Encore on August 11, 2009, prior to Denbury’s acquisition of Encore.

The unaudited pro forma condensed financial statements give effect to the Denbury Acquisition as follows:

•	Adjustments to reflect the depreciation, depletion and amortization of the oil and natural gas properties acquired using the full cost method of accounting and corresponding asset retirement obligations as though they were included in the oil and natural gas properties of the Predecessor as of January 1, 2009; and

•	Adjustments to reflect the Predecessor’s incremental recurring general and administrative expenses associated with the administration of the oil and natural gas properties acquired in the Denbury Acquisition.

The unaudited pro forma condensed financial statements give effect to the Contribution as follows:

•	The contribution by the Predecessor of selected oil and natural gas interests and related operations to QR Energy;

•	The contribution by the Predecessor of certain derivative contracts, which will be used to manage exposure to oil and natural gas price volatility related to the production from the contributed oil and natural gas interests to QR Energy;

•	The retention by the Predecessor of certain oil and natural gas interests and all other assets and liabilities not contributed to QR Energy; and

•	The issuance by QR Energy of common units, subordinated units and general partner units and cash as consideration for the contribution of oil and gas interest.

Because the contributed oil and natural gas interests and derivative contracts are owned by the Predecessor and the Predecessor will control QR Energy, the Contribution of these assets to QR Energy has been accounted for as a combination of entities under common control, whereby the assets and liabilities contributed will be recorded based on an estimate of the Predecessor’s historical cost.

The unaudited pro forma condensed financial statements give effect to the Offering as follows:

•	The issuance and sale by QR Energy of common units to the public in the initial public offering at an assumed offering price of $ per unit (the midpoint of the range shown on the cover of this prospectus), resulting in gross proceeds to QR Energy of $300 million, before deduction of estimated underwriting discount and related offering expenses of $22 million; and

•	Borrowings by QR Energy of $225 million under a new $500 million revolving credit facility.

Note 2.	Pro Forma Adjustments and Assumptions

Unaudited pro forma condensed balance sheet

The Contribution

(a) Adjustments to reflect the assets, liabilities, revenues and expenses that will be retained by the Predecessor, and thus will not be contributed to QR Energy. The adjustment was based on either specific identification or an allocation by percentage of the relative fair value of the oil and natural gas assets contributed and the relative fair value of the oil and natural gas properties retained, as further explained in each footnote below. The allocation percentage was applied to the historic basis of each account.

(b) Adjustment to reflect specifically identified derivative contracts to be contributed to QR Energy by the Predecessor at the closing of the Offering.

(c) Pro forma adjustment to reflect the oil and natural gas interests to be contributed to QR Energy by the Predecessor. The net book value of the Predecessor’s oil and gas properties, using the full cost method of accounting (for further discussion see the “Property and Equipment” note to audited historical consolidated financial statements, found elsewhere in this prospectus), have been allocated between QR Energy and the Predecessor based on a percentage of the relative fair value of the respective properties to be contributed to QR Energy and to be retained by the Predecessor applied to their net book value.

(d) Pro forma adjustment to reflect the asset retirement obligation associated with the oil and natural gas interests to be contributed to QR Energy by the Predecessor.

(e) Pro forma adjustment to reflect the issuance by QR Energy of             common units,             subordinated units and             general partner units to the Predecessor as consideration for the contribution of oil and natural gas interests and derivative contracts.

The Offering

(f) Pro forma adjustment to reflect the cash proceeds related to borrowings by QR Energy of $225 million under a new $500 million revolving credit facility. Pro forma adjustments have not been made to assume a portion of the Fund’s debt that currently burdens the partnership properties. If any such debt is assumed, then we will reduce the amount of net proceeds from this offering that would otherwise be paid to the Fund by the amount of such assumed debt, and we will use the net proceeds retained by us to repay in full at the closing any such assumed debt.

(g) Pro forma adjustment to reflect gross cash proceeds of approximately $300 million from the issuance and sale of           common units by QR Energy at an assumed initial public offering price of $      per unit (the midpoint of the range shown on the cover of this prospectus).

(h) Pro forma adjustment to record the use of the net proceeds from the Offering, after deducting debt issuance costs, underwriting discounts, structuring fees and expenses, to make a cash distribution to the Fund. For further discussion on the application of the proceeds, please read “Use of Proceeds.”

(i) Pro forma adjustment to reflect estimated deferred financing costs of $3.0 million related to establishment of the new revolving credit facility, underwriting discount of $           million and estimated offering expenses of $           million.

Unaudited pro forma statements of operations adjustments

The Denbury Acquisition

(j) The “Denbury Acquisition Encore Assets” column represents the Revenues and Direct Operating Expenses related to the Denbury properties acquired by the Predecessor effective during May 2010. This activity includes the Encore Acquisition Corporation properties, as described below:

•	The Denbury Acquisition Encore Assets column for the six months ended June 30, 2010 includes the Revenues and Direct Operating Expenses of Encore Acquisition Corp (“Encore”), (including certain assets of Exco Resources, Inc. (“Exco”) assets, which were acquired by Encore August 11, 2009) for the period January 1, 2010 through May 14, 2010;

•	The Denbury Acquisition Encore Assets column for the six months ended June 30, 2009, includes the Revenues and Direct Operating Expenses of the Encore properties for the six month period ended June 30, 2009 (exclusive of the Denbury Acquisition Exco Assets, which were not acquired by Encore until August 11, 2009); and

•	The Denbury Acquisition Encore Assets column for the year ended December 31, 2009, includes the Revenues and Direct Operating Expenses of the Denbury Acquisition Encore Assets for the year ended December 31, 2009, including the Revenues and Direct Operating Expenses of the Denbury Acquisition Exco Assets for the period from August 12, 2009 through December 31, 2009.

(k) The “Denbury Acquisition Exco Assets” column represents the Revenues and Direct Operating Expenses related to the Denbury Acquisition Exco Assets, as described below:

•	The Denbury Acquisition Exco Assets column for the six months ended June 30, 2009, includes the Revenues and Direct Operating Expenses related to the Denbury Acquisition Exco Assets for the six months ended June 30, 2009; and

•	The Denbury Acquisition Exco Assets column for the year ended December 31, 2009, includes the Revenues and Direct Operating Expenses related to the Denbury Acquisition Exco Assets for the period from January 1, 2009 through August 11, 2009, the date they were sold to Encore.

(l) Pro forma adjustment to reflect additional depreciation, depletion and amortization of the Predecessor for the assets acquired by the Predecessor as part of the Denbury Acquisition, using the unit of production method under the full cost method of accounting, as if the Denbury Acquisition had occurred on January 1, 2009.

(m) Pro forma adjustment to reflect additional accretion of the discount on asset retirement obligations of the Predecessor as if the Denbury Acquisition had occurred on January 1, 2009.

(n) Pro forma adjustment to reflect the additional personnel of the Predecessor to manage the assets acquired as part of the Denbury Acquisition as if the Denbury Acquisition had occurred on January 1, 2009.

(o) Pro forma adjustment to reflect the amortization of deferred financing fees and related interest expense on $548 million of borrowings by the Predecessor in connection with the Predecessor’s acquisition of the Denbury Acquisition assets. A one-eighth percentage point change in the interest rate would change pro forma interest expense by $0.340 million for the six months ended June 30, 2010 and 2009, and $0.68 million for the year ended December 31, 2009.

The Contribution

(p) Pro forma adjustment to reflect the Revenues and Direct Operating Expenses associated with the oil and natural gas interests to be contributed to QR Energy by the Predecessor at the closing of the Offering.

(q) Pro forma adjustment to allocate the impairment of oil and natural gas properties attributable to the oil and natural gas interests to be contributed to QR Energy by the Predecessor at the closing of the Offering. The impairment allocation is based on the percentage of relative fair value of the Predecessor’s oil and natural gas interests (excluding any Denbury Acquisition assets) to be contributed to QR Energy by the Predecessor and those oil and natural gas interests that are to be retained by the Predecessor.

QR Energy estimates it would have incurred an additional impairment from full cost limitations of approximately $466 million for the year ended December 31, 2009 had the Denbury Acquisition occurred on January 1, 2009. The additional estimated impairment has not been reflected in the unaudited pro forma condensed statement of operations due to its non-recurring nature. In accordance with full cost accounting, full cost ceiling limitations are calculated using the 12-month average oil and natural gas prices for the most recent 12 months.

(r) Pro forma adjustment to reflect depreciation, depletion and amortization associated with oil and natural gas interests to be contributed to QR Energy by the Predecessor at the closing of the Offering. The calculation is based on the allocated cost of the oil and natural gas interests to be contributed to QR Energy by the Predecessor and the associated production and reserves as if the Contribution had occurred on January 1, 2009.

(s) Pro forma adjustment to reflect accretion of the discount on the asset retirement obligation attributable to the oil and natural gas interests to be contributed to QR Energy by the Predecessor as if the Contribution had occurred on January 1, 2009.

(t) Pro forma adjustment to allocate general and administrative expenses related to the oil and natural gas interests to be contributed to QR Energy by the Predecessor at the closing of the Offering. This adjustment is inclusive of a quarterly administrative services fee equal to 3.5% of Adjusted EBITDA which is estimated to be approximately $1.3 million, $1.4 million and $2.7 million on a pro forma basis for the six months ended June 30, 2010, June 30, 2009 and the year ended December 31, 2009, respectively.

(u) Pro forma adjustment to allocate the historical realized and unrealized gain (losses) on derivative instruments contributed to QR Energy by the Predecessor at the closing of the Offering. The allocation was based on a percentage of the relative fair value of the Predecessor’s oil and natural gas interests to be contributed to QR Energy by the Predecessor and those oil and natural gas interests that are to be retained by the Predecessor.

The Offering

(v) Pro forma adjustment to reflect estimated incremental general and administrative expenses necessary for QR Energy to operate as a public company.

(w) Pro forma adjustment to reflect the amortization of deferred financing fees and related interest expense on $225 million of borrowings by QR Energy under a new credit facility at LIBOR plus 2.5%, or 2.85%. A one-eighth percentage point change in the interest rate would change pro forma interest expense by $0.141 million for the six months ended June 30, 2010 and 2009, and $0.282 million for the year ended December 31, 2009.

Note 3.	Pro Forma Net Income Per Limited Partner Unit

Pro forma net income per limited partner unit is determined by dividing the pro forma net income available to the common unitholders, after deducting the general partner’s 0.1% interest in pro forma net income, by the number of common units and subordinated units expected to be outstanding at the closing of the Offering. For purposes of this calculation, we assumed the aggregate number of common units was           and subordinated units was          . All units were assumed to have been outstanding since January 1, 2009. Basic and diluted pro forma net income per unit are equivalent, as there will be no dilutive units at the date of the closing of the Offering of the common units of QR Energy.

Note 4.	Pro Forma Standardized Measure of Discounted Future Net Cash Flows

Supplemental reserve information (unaudited)

The following information summarizes the net estimated proved reserves of oil (including condensate and natural gas liquids) and natural gas and the present values thereof as of December 31, 2009 for the properties to be contributed to the Partnership at the closing of the Offering. The following historical reserve information is based upon reports of the independent reserve engineering firm of Miller & Lents, Ltd., while the pro forma reserves that support the pro forma adjustments were derived from internally generated reserve information. The estimates are prepared in accordance with SEC regulations.

Management believes the reserve estimates presented herein, prepared in accordance with generally accepted engineering and evaluation principles consistently applied, are reasonable. However, there are numerous uncertainties inherent in estimating quantities and values of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond our control. Reserve engineering is a subjective process of estimating the recovery from underground accumulations of oil and natural gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Because all reserve estimates are to some degree speculative, the quantities of oil and natural gas that are ultimately recovered, production and operating costs, the amount and timing of future development expenditures and future oil and natural gas sales prices may all differ from those assumed in these estimates. In addition, different reserve engineers may make different estimates of reserve quantities and cash flows based upon the same available data. Therefore, the standardized measure shown below represents estimates only and should not be construed as the current market value of the estimated oil and natural gas reserves attributable to our properties.

Decreases in the prices of oil and natural gas have had, and could have in the future, an adverse effect on the carrying value of our estimated proved reserves and our revenues, profitability and cash flow.

Standardized Measure of Future Net Cash Flows (unaudited)

The standardized measure of future net cash flows relating to estimated proved crude oil and natural gas reserves is presented below (in thousands):

	December 31, 2009
					Predecessor
	Predecessor	Denbury	Pro Forma	Pro Forma	Retained	Pro Forma
	Historical	Acquisition	Adjustments(1)	Predecessor	Operations(2)	Partnership
Future cash inflows	$707,028	$1,746,352	$634,236	$3,087,616	$1,687,249	$1,400,367
Future production costs	(295,678)	(739,022)	(198,704)	(1,233,404)	(663,550)	(569,854)
Future development costs	(23,713)	(64,968)	(111,457)	(200,138)	(129,032)	(71,106)
Future income taxes	—	—	—	—	—	—

Future net cash flows	387,637	942,362	324,075	1,654,074	894,667	759,407
10% annual discount	(170,762)	(456,130)	(217,247)	(844,139)	(444,857)	(399,282)

Standardized measure of future net cash flows	$216,875	$486,232	$106,828	$809,935	$449,810	$360,125

(1)	Pro forma adjustments to reflect changes in estimates associated with the Denbury Acquisition reserve information. The Partnership’s management has prepared updated engineering estimates to include changes to timing and costs and its assessment as to what should be defined as a proved undeveloped reserve. Certain properties that were not classified as proved reserves by Denbury have now been classified as proved reserves in accordance with SEC guidelines by the Partnership’s management.

(2)	Pro forma adjustments to reflect the reserve information and the future cash flows associated with the properties to be retained by the Predecessor based on a specific identification method.

The standardized measure of discounted future net cash flows (discounted at 10%) from production of proved reserves was developed as follows:

•	An estimate was made of the quantity of proved reserves and the future periods in which they are expected to be produced based on year-end economic conditions.

•	In accordance with SEC guidelines, the reserve engineers’ estimates of future net revenues from our proved properties and the present value thereof are made using oil and gas sales prices, based on the unweighted arithmetic average first-day-of-the-month prices for the prior 12 months and are held constant throughout the life of the properties, except where such guidelines permit alternate treatment, including the use of fixed and determinable contractual price escalations. Our estimated net proved reserves as of December 31, 2009 were determined using $61.18 per barrel of oil and $3.87 per MMBtu of natural gas for our Predecessor and $61.18 per barrel of oil and $3.83 per MMBtu of natural gas for the Denbury Acquisition.

•	The future gross revenue streams were reduced by estimated future operating costs (including production and ad valorem taxes) and future development and abandonment costs, all of which were based on current costs.

•	The reports reflect the pre-tax present value of estimated proved reserves to be $360.1 million at December 31, 2009. ASC 932 requires us to further reduce these estimates by an amount equal to the present value of estimated income taxes that may be payable by us in future years to arrive at the Standardized Measure of discounted future net cash flows. The Partnership is not subject to income tax; rather, the income or loss of the Partnership is included in the income tax returns of the partners.

Report of Independent Registered Public Accounting Firm

To the Partners of QR Energy, LP:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of QR Energy, LP at September 20, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of QR Energy, LP’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Houston, Texas
September 29, 2010

QR Energy, LP

BALANCE SHEET

September 20, 2010

Assets
Cash	$—

Total assets	$—

Partners’ capital
Limited partners’ capital	$999
General partners’ capital	1
Receivable from partners	(1,000)

Total partners’ capital	$—

QR ENERGY, LP

NOTE TO BALANCE SHEET

1.  Organization and Operations

QR Energy, LP (the “Partnership”) is a Delaware limited partnership formed on September 20, 2010, to acquire certain of the assets of QA Holdings, LP, the predecessor entity. The Partnership intends to operate the acquired assets through a wholly owned operating company.

The Partnership intends to offer common units, representing limited partner interests, pursuant to a public offering. Separately, the Partnership will issue to Quantum Resource Funds common units and subordinated units, representing additional limited partner interests, and an aggregate 0.1% general partner interest to QRE GP, LLC. QRE GP, LLC will serve as the general partner of the Partnership.

QRE GP, LLC, as general partner, has committed to contribute $1 and Quantum Resource Funds, as the initial limited partners, have committed to contribute $999 in the aggregate to the Partnership as of September 20, 2010. These contributions receivable are reflected as a reduction to equity in accordance with generally accepted accounting principles. The accompanying financial statement reflects the financial position of the Partnership immediately subsequent to this initial capitalization. There have been no other transactions involving the Partnership as of September 20, 2010.

QA HOLDINGS, LP

CONSOLIDATED BALANCE SHEETS

(In thousands)
(Unaudited)

	December 31,	June 30,
	2009	2010

ASSETS
Current assets:
Cash and cash equivalents	$17,156	$19,204
Accounts receivable:
Trade and other, net of allowance for doubtful accounts	2,796	4,120
Oil and gas sales	10,573	33,059
Due from affiliates	—	6,669
Derivative instruments	7,783	15,182
Prepaid and other current assets	2,533	2,931

Total current assets	40,841	81,165

Property and equipment, at cost:
Oil and gas properties, using the full cost method of accounting	709,552	1,629,961
Gas processing equipment	4,386	5,720
Furniture, equipment, and other	3,959	3,404

	717,897	1,639,085
Less accumulated depreciation, depletion, amortization and impairment	(592,254)	(610,868)

Property and equipment, net	125,643	1,028,217

Other assets:
Investment in Ute Energy, LLC	41,597	42,305
Property reclamation deposit	10,729	10,730
Inventories	5,496	5,507
Derivative instruments	—	19,802
Deferred financing costs, net of amoritzation	925	11,472
Other long-term assets	1,539	1,539

Total other assets	60,286	91,355

Total assets	$226,770	$1,200,737

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities:
Accounts payable	$1,845	$59
Oil and gas sales payable	8,578	6,925
Due to affiliates	—	3,810
Current portion of asset retirement obligations	2,250	1,682
Derivative instruments	14,484	21,870
Accrued and other liabilities	13,758	30,854

Total current liabilities	40,915	65,200
Long-term debt	86,450	547,668
Derivative instruments	52,998	35,113
Asset retirements obligations	32,994	45,847
Long term capital lease	101	76
QA Holdings partners’ capital:
Partners’ capital	(1,421)	17,072

Total QA Holdings partners’ capital	(1,421)	17,072

Noncontrolling interest	14,733	489,761

Total equity	13,312	506,833

Total liabilities and equity	$226,770	$1,200,737

See accompanying notes to the unaudited consolidated financial statements.

QA HOLDINGS, LP

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)
(Unaudited)

	Six Months Ended June 30,
	2009	2010

Revenues:
Gas, oil, natural gas liquids, and sulfur sales	$30,823	$88,172
Processing	2,512	2,820

Total revenues	33,335	90,992

Operating Expenses:
Lease operating	14,821	28,599
Production taxes	3,089	6,098
Processing	1,320	2,145
Transportation	512	415
Impairment of oil and gas properties	28,338	—
Depreciation, depletion and amortization	9,838	19,241
Accretion of asset retirement obligations	1,715	1,455
Management fees	6,009	4,970
Acquisition evaluation costs	7	1,042
General and administrative	7,178	10,625
Bargain purchase option	(1,200)	(1,020)
Other expense	—	216

Total operating expenses	71,627	73,786

Income (loss) from operations	(38,292)	17,206

Other income (expenses):
Equity in earnings of Ute Energy, LLC	1,452	708
Interest income	29	22
Dividends on investment in marketable equity securities	233	—
Realized losses on investment in marketable equity securities	(5,246)	—
Unrealized gains on investment in marketable equity securities	5,640	—
Realized gains on derivative instruments	32,204	2,913
Unrealized gains (losses) on derivative instruments	(70,588)	44,933
Interest expense	(1,991)	(12,906)
Other income (expense)	10	(409)

Total other income (expenses)	(38,257)	35,261

Net Income (loss)	(76,549)	52,467
Net Income (loss) attributable to noncontrolling interest	(71,941)	47,206

Net Income (loss) attributable to controlling interest	$(4,608)	$5,261

See accompanying notes to the unaudited consolidated financial statements.

QA HOLDINGS, LP

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(In thousands)
(Unaudited)

	General	Limited	Total QA Holdings	Noncontrolling
	Partner	Partners	Partners’ Capital	Interest	Total Equity

Balances — December 31, 2009	$(15)	$(1,406)	$(1,421)	$14,733	$13,312
Contributions by partners	136	13,456	13,592	439,462	453,054
Distributions to partners	(4)	(356)	(360)	(11,640)	(12,000)
Net Income	52	5,209	5,261	47,206	52,467

Balances — June, 2010	$169	$16,903	$17,072	$489,761	$506,833

See accompanying notes to the unaudited consolidated financial statements.

QA HOLDINGS, LP

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Six Months Ended June 30,
	2009	2010

Cash flows from operating activities:
Net Income (loss)	$(76,549)	$52,467
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	9,838	19,241
Accretion of asset retirement obligations	1,715	1,455
Loss on disposal of furniture, fixtures and equipment	4	575
Amortization of deferred financing costs	307	1,320
Impairment of oil and gas properties	28,338	—
Amortization of costs of derivative instruments	603	—
Unrealized (gains) losses on derivative instruments	68,967	(37,699)
Unrealized gains on investment in marketable equity securities	(5,640)	—
Realized losses on investment in marketable equity securities	5,246	—
Proceeds from sales of marketable equity securities	6,233	—
Bargain purchase option	(1,200)	(1,020)
Equity in earnings of Ute Energy, LLC	(1,452)	(708)
Change in current assets and liabilities, net of acquisitions
(Increase) decrease in accounts receivable, net	13,134	(23,810)
(Increase) decrease in due from affiliates	—	(6,669)
(Increase) decrease in other current assets	2,107	(400)
(Increase) decrease in inventories	(1,222)	(11)
Increase (decrease) in accounts payable	(5,362)	(1,785)
Increase (decrease) in oil and gas sales payable	(3,173)	(1,653)
Increase (decrease) in due to affiliates	—	3,810
Increase (decrease) in accrued and other liabilities	(740)	10,745

Net cash provided by operating activities	41,154	15,858

Cash flows from investing activities:
Additions to oil and gas properties	(14,483)	(11,711)
Acquisition of oil and gas properties	(43,299)	(891,856)
Additions to furniture, equipment and other	(3)	(647)
Increase in property reclamation deposit	(20)	(1)
Investment in Ute Energy, LLC	(1,925)	—

Net cash used in investing activities	(59,730)	(904,215)

Cash flows from financing activities:
Contributions by partners and minority interest owners	15,971	453,054
Distributions to partners and minority interest owners	(12,340)	(12,000)
Proceeds from bank borrowings	29,000	574,752
Repayments on bank borrowings	(20,500)	(113,534)
Deferred financing costs	—	(11,867)

Net cash provided by financing activities	12,131	890,405

Increase (decrease) in cash and cash equivalents	(6,445)	2,048
Cash and cash equivalents at beginning of year	$21,035	$17,156

Cash and cash equivalents at end of period	$14,590	$19,204

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$1,329	$4,136
Supplemental disclosures of Noncash Investing and Financing Activities
Change in accrued capital expenditures	$(10,717)	$(5,748)
Insurance premium financed	$—	$1,372
Additions (reductions) to asset retirement obligations	$(1,733)	$10,830

See accompanying notes to the unaudited consolidated financial statements.

QA HOLDINGS, LP

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(1)	Description of Business

QA Holdings, LP (QAH or the Partnership), a Delaware limited partnership, commenced operations on April 1, 2006 for the primary purpose of acquiring, owning, enhancing and producing oil and gas properties through its subsidiaries. QAH’s ownership interest in these subsidiaries ranges from 3% to 100%. QAH is deemed to have effective control of all of these subsidiaries and, therefore, the accounts of all of its subsidiaries are included in the accompanying consolidated financial statements. At June 30, 2010, the Partnership owns properties located in Alabama, Arkansas, Florida, Kansas, Louisiana, Mississippi, New Mexico, Oklahoma, and Texas.

QA Global GP, LLC (QA Global) is the general partner of and owns a 1% interest in QAH. The limited partners of QAH are QR Holdings, LP (QR), Aspect Asset Management, and members of management of QAH.

The following subsidiaries are wholly owned by QAH:

•	Black Diamond Resources, LLC (Black Diamond)

•	Black Diamond Resources 2, LLC

•	Black Diamond GP, LLC

•	QA GP, LLC (QA GP)

•	Quantum Resources Management, LLC (QRM)

•	QAB Carried WI, LP (QAB)

•	QAC Carried WI, LP (QAC)

•	QRFC, LP (QRFC)

•	QR Ute Partners (QR Ute)

The following subsidiaries are not wholly owned but are deemed to be under QAH’s effective control with the ownership percentages listed below:

	General	Ownership	Limited	Ownership
	Partner	Percentage	Partners	Percentage

Quantum Resources A1, LP (QRA1)	QAP	3%	Other	97%
Quantum Resources B, LP (QRB)	QAP	3%	Other	97%
Quantum Resources C, LP (QRC)	QAP	3%	Other	97%
Quantum Aspect Partnership (QAP)	QA GP	1%	Other	99%

The entities listed above comprise Quantum Resources Fund I (the Fund). The Fund’s objective is to acquire and enhance mature, long-lived oil and gas producing assets. The Fund is managed by QA Asset Management, LLC (QAAM), an affiliated entity. Quantum Aspect Partnership (QAP) is the general partner of the investor limited partnerships (QRA1, QRB and QRC). QRA1, QRB, and QRC pay management fees to QAAM as specified in the respective partnership agreements. QAP receives, after the limited partners have recovered their initial investment and a preferred rate of return, participation in an additional 14% of cash flows generated by QRA1, QRB, and QRC.

Oil and gas properties are initially acquired by QAP or QRM and ownership interests are subsequently assigned to the entities in the Fund based on the relative contributed capital of each entity.

QA HOLDINGS, LP

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Based on current relative capital contributions, ownership of properties acquired is allocated approximately as follows:

Ownership
Percentage

QRA1	93%
QAB	2%
QAC	3%
Black Diamond	2%

QAH and QA Global are managed by QAAM.

QRM provides personnel and services to QRA1, QRB, QRC, and Black Diamond. The prorata cost of these services is allocated to these entities based on their relative property ownership.

QRA1, QRB, and QRC (the LP’s) each have a 12-year term, which can be extended for two one-year periods. Under the partnership agreements, any funding of the partners’ equity commitments is to be completed within five years of the commencement date. The partnership agreements provide that the general partner and its affiliates contribute an amount equal to 3% of the LP’s contributions and purchase a 2% interest in each property in the name of Black Diamond. Black Diamond also receives an additional 2% carried interest from QRA1 in the properties acquired.

QRB provides funding to QAB, which then acquires a working interest in the properties. In exchange for the funding provided, QRB receives a net profits interest in those same properties.

QRC provides funding to QAC, which then acquires a working interest in the properties. In exchange for the funding provided, QRC receives a net profits interest in those same properties.

QRFC’s primary purpose is to raise funds through debt financing and subsequently invest those funds in QRC, an affiliated entity. QRFC’s investment is a preferred limited partnership interest that is senior to the other limited partnership interest. QRFC earns a return equal to the British Banker’s Association London Interbank Offered Rate (LIBOR) plus 2% per annum on its investment in QRC. All cash available to QRC shall first be paid to QRFC until an amount equal to any cumulative distributions due has been paid. As of June 30, 2010, QRFC has $16.6 million invested in QRC. As of June 30, 2010, QRFC had earned a return equal to approximately $710,000 and received distributions of approximately $698,000 on its investment in QRC. The remaining earned distribution of approximately $12,000 was paid in August 2010.

QRA1, QRB, and QRC have received subscriptions for limited partnership interests from their limited partners totaling approximately $1.2 billion as of June 30, 2010. QAP, the general partner of QRA1, QRB, and QRC, has made an equity commitment of $36.1 million, which represents 3% of the total equity commitments received. The partnership agreements provide that the general partner can request funding of equity commitments with a minimum 10 business days notice. As of June 30, 2010, the general and limited partners had funded $1.0 billion of their equity commitments. For the six months ended June 30, 2010 and 2009, there were distributions paid to the partners of $12.0 million and $12.3 million, respectively.

The QRA1, QRB, and QRC partnership agreements provide that they will pay organization costs and costs paid to third parties for services in connection with obtaining funding commitments from the limited partners (placement agent fees). QRA1, QRB, and QRC combined are responsible for organization costs up to a limit of $1.5 million. Any costs in excess of this amount are paid by the partnerships; however, the management fees paid to QAAM are reduced by a corresponding amount.

QA HOLDINGS, LP

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2)	Summary of Significant Accounting Policies

The accounting policies followed by the Partnership are set forth in Note 2 of the audited consolidated financial statements for the year ended December 31, 2009, included elsewhere in this prospectus, and are supplemented by the notes to these consolidated financial statements. There have been no significant changes to these policies and it is suggested that these consolidated financial statements be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2009.

Basis of Presentation:

These interim financial statements are unaudited and have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States of America (“GAAP”) for complete consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009 included elsewhere in this prospectus. These unaudited interim consolidated financial statements reflect all adjustments that are, in the opinion management, necessary to present fairly the financial position as of, and the results of operations for, the periods presented.

(a)	Property and Equipment

The Partnership accounts for its oil and gas exploration and development activities under the full cost method of accounting. Under this method, all costs associated with property exploration and development (including costs of surrendered and abandoned leaseholds, delay lease rentals, dry holes, and direct overhead related to exploration and development activities) and the fair value of estimated future costs of site restoration, dismantlement, and abandonment activities are capitalized.

Pursuant to full cost accounting rules, the Partnership must perform a ceiling test at the end of each quarter related to its proved oil and gas properties. The ceiling test provides that capitalized costs less related accumulated depreciation, depletion and amortization may not exceed an amount equal to (1) the present value of future net revenue from estimated production of proved oil and gas reserves, excluding the future cash outflows associated with settling asset retirement obligations that have been accrued on the balance sheet, discounted at 10% per annum; plus (2) the cost of properties not being amortized, if any; plus (3) the lower of cost or estimated fair value of unproved properties included in the costs being amortized, if any. If the net capitalized costs exceed the sum of the components noted above, an impairment charge would be recognized to the extent of the excess capitalized costs.

For the ceiling test performed as of December 31, 2009, March 31, 2010, June 30, 2010, the ceiling limitation calculation used a 12-month natural gas and oil price average, as adjusted for basis or location differentials using a beginning of month 12-month average, and held constant over the life of the reserves (“net wellhead prices”). For prior periods, the ceiling limitation calculation used natural gas and oil prices in effect as of the balance sheet date, as adjusted for basis or location differentials as of the balance sheet date, and held constant over the life of the reserves.

At December 31, 2009, March 31, 2010 and June 30, 2010 using the new rules (see Note 2) no write down was required. At March 31, 2009 using the old rules, a ceiling test impairment of $28.3 million was incurred. Due to the volatility of commodity prices, should oil and natural gas prices decline in the future, it is possible that an additional write-down could occur.

The provision for depletion of proved oil and gas properties is calculated on the units-of-production method, whereby capitalized costs, as adjusted for future development costs and asset retirement

QA HOLDINGS, LP

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

obligations, are amortized over the total estimated proved reserves. The provisions for depreciation of the gas processing plants classified outside of the full cost pool are calculated using the straight-line method over estimated useful lives of eight to twenty years. The provision for depreciation of the furniture and fixtures and computer hardware and software is calculated using the straight-line method over estimated useful lives of the assets ranging from three to five years.

(b)	Contingencies

A provision for contingencies is charged to expense when the loss is probable and the cost can be reasonably estimated. A process is used to determine when expenses should be recorded for these contingencies and the estimate of reasonable amounts for the accrual. The Partnership closely monitors known and potential legal, environmental, and other contingencies and periodically determines when the Partnership should record losses for these items based on information available.

The Partnership is involved in various suits and claims arising in the normal course of business. QRM, and those QRM related entities owning record working interest in the Jay Field, brought suit against Santa Rosa County, protesting the County’s assessed value for the Jay interests. Santa Rosa County assessed the value of the Jay Field at approximately $90,000,000. At the assessment hearing prior to trial, QRM asserted that actual value of the Jay Field is zero. If the County were to prevail in its assessed value, the resulting tax to QRM will be approximately $1,300,000. QRM believes it has a sound case to prevail on an assessed value much lower than that asserted by Santa Rosa County.

In management’s opinion, the ultimate outcome of these items will not have a material adverse effect on the Partnership’s consolidated results of operations, financial position or cash flows. Based on management’s assessment, no contingent liabilities have been recorded as of December 31, 2009 and June 30, 2010.

(c)	New Accounting Pronouncements

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R),” to address the effects of the elimination of the qualifying SPE concept in SFAS No. 166, and other concerns about the application of key provisions of consolidation guidance for Variable Interest Entities (VIEs). This Statement was codified in FASB ASC Topic 810, Consolidation. Topic 810 requires a qualitative rather than a quantitative approach to determine the primary beneficiary of a VIE, it amends certain guidance pertaining to the determination of the primary beneficiary when related parties are involved, and it amends certain guidance for determining whether an entity is a VIE. Additionally, this Statement requires continuous assessments of whether an enterprise is the primary beneficiary of a VIE. This statement was effective January 1, 2010 and its adoption did not impact our consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures About Fair Value Measurements,” which provides amendments to fair value disclosures. ASU 2010-06 requires additional disclosures and clarifications of existing disclosures for recurring and nonrecurring fair value measurements. The revised guidance for transfers into and out of Level 1 and Level 2 categories, as well as increased disclosures around inputs to fair value measurement, was adopted January 1, 2010. The amendments to Level 3 disclosures were delayed until periods beginning after December 15, 2010 and are not anticipated to have a material impact on our financial statements upon adoption.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements, which amends ASC 855 to address certain implementation issues related to an entity’s requirement to perform and disclose subsequent-events procedures. All of the amendments in the Update are effective upon issuance of the final Update, except

QA HOLDINGS, LP

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

for conduit debt obligors, which is effective for interim and annual periods ending after June 15, 2010. Adoption of this Update did not have a material impact on our financial statements.

(3)	Acquisition and Divestiture of Assets

(a)	Acquisition of Denbury Properties

On May 14, 2010, the Partnership completed an acquisition certain oil and gas assets from Denbury Resources, Inc. for approximately $893 million. The assets are located in the Permian Basin, Mid Continent and East Texas. Total proved reserves of the acquired properties are estimated to be 77 Mmboe at May 14, 2010. The transaction was funded in cash from the proceeds of a combination of equity (cash calls to limited partners) and debt. The price is subject to a final settlement in the third quarter of 2010.

The acquisition qualifies as a business acquisition, and as such, the Partnership estimated the fair value of these properties as of the May 1, 2010 acquisition date. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). Fair value measurements also utilize assumptions of market participants. The Partnership used a discounted cash flow model and made market assumptions as to future commodity prices, projections of estimated quantities of oil and natural gas reserves, expectations for timing and amount of future development and operating costs, projections of future rates of production, expected recovery rates and risk adjusted discount rates. These assumptions represent Level 3 inputs, as further discussed under Note 6 — Fair Value Measurements.

The Partnership estimates the fair value of the Denbury Properties to be approximately $893 million, which the Partnership considers to be representative of the price paid by a typical market participant. This measurement resulted in a bargain purchase of $1 million recorded as part of operating expenses during the six-months ended June 30, 2010 due to the increase in commodity prices as of the closing date of the acquisition versus the commodity prices at the effective date. The acquisition related costs related to the Denbury acquisition were approximately $1 million and are recorded as operating expenses for the six months ended June 30, 2010.

The following table summarizes the consideration paid for the Denbury Properties and the fair value of the assets acquired and liabilities assumed as of May 1, 2010. The purchase price allocation is preliminary and subject to adjustment, as the final closing statement will be complete during the third quarter of 2010.

Consideration given to Denbury Resources, Inc. (in thousands):
Cash	$888,785
Preferential rights — Additional properties not yet paid in July 2010	4,058

892,843
Recognized amounts of identifiable assets acquired and liabilities assumed:
Inventory of hydrocarbons	1,863
Proved developed properties	786,840
Proved undeveloped properties	75,000
Unproved properties	40,000
Asset retirement obligations	(9,840)
Bargain purchase option	(1,020)

Total identifiable net assets	$892,843

QA HOLDINGS, LP

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Summarized below are the consolidated results of operations for the 6 months ended June 30, 2009 and 2010, on an unaudited pro forma basis, as if the acquisition had occurred on January 1 of each of the periods presented. The unaudited pro forma financial information was derived from the historical consolidated statement of operations of the Partnership and the statement of revenues and direct operating expenses for the Denbury Properties, which were derived from the historical accounting records of the seller. The unaudited pro forma financial information does not purport to be indicative of results of operations that would have occurred had the transaction occurred on the basis assumed above, nor is such information indicative of the Partnership’s expected future results of operations.

	Six Months Ended June 30,
	2009		2010
	Actual	Pro Forma	Actual	Pro Forma

Revenues	33,335	110,956	90,992	180,796
Net Income (Loss)	(76,549)	(69,686)	52,467	91,766

(b)	Acquisition of Additional Land

The Partnership signed and closed a purchase agreement on March 31, 2010 to acquire land within the Jay field from International Paper Company for $3.1 million.

(c)	Acquisition of Shongaloo Properties

On January 28, 2009, the Partnership completed an acquisition of 80 producing gas wells located in Arkansas and Louisiana for approximately $48.7 million. The acquisition was funded through cash calls to partners combined with borrowings under the Partnership’s credit facility. Total proved reserves of the acquired properties were estimated at 4.2 million barrels of oil equivalent at the date of acquisition.

The acquisition qualifies as a business combination, and as such, the Partnership estimated the fair value of these properties as of the January 28, 2009 acquisition date. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). Fair value measurements also utilize assumptions of market participants. In the estimation of fair value, the Partnership used a discounted cash flow model and made market assumptions as to future commodity prices, projections of estimated quantities of oil and natural gas reserves, expectations for timing and amount of future development and operating costs, projections of future rates of production, expected recovery rates and risk adjusted discount rates. These assumptions represent Level 3 inputs, as further discussed under Note 6 — Fair Value Measurements.

The fair value of the Shongaloo Properties was approximately $51.6 million, which the Partnership consided to be representative of the price paid by a typical market participant. This measurement resulted in a bargain purchase of $1.2 million recorded as part of operating expenses during the six-months ended June 30, 2009 due to the increase in commodity prices as of the closing date of acquisition versus the commodity prices at the effective date. The acquisition related costs recognized as expense totaled $0.6 million and is recorded under operating expenses during the six-months ended June 30, 2009.

QA HOLDINGS, LP

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the consideration paid for the Shongaloo Properties and the fair value of the assets acquired and liabilities assumed as of January 28, 2009.

Consideration given to El Paso E&P Company, L.P. (in thousands)
Cash	$48,700
Recognized amounts of identifiable assets acquired and liabilities assumed:
Proved developed properties	$51,600
Asset retirement obligations	(1,700)
Bargain Purchase	(1,200)

Total identifiable new assets	$48,700

Summarized below are the consolidated results of operations for the 6 months ended June 30, 2009 and 2010, on an unaudited pro forma basis, as if the acquisition had occurred on January 1 of each of the periods presented. The unaudited pro forma financial information was derived from the historical consolidated statement of operations of the Partnership and the statement of revenues and direct operating expenses for the Shongaloo Properties, which were derived from the historical accounting records of the seller. The unaudited pro forma financial information does not purport to be indicative of results of operations that would have occurred had the transaction occurred on the basis assumed above, nor is such information indicative of the Partnership’s expected future results of operations.

	Six Months Ended June 30,
	2009		2010
	Actual	Pro Forma	Actual	Pro Forma

Revenues	33,335	38,616	90,992	98,192
Net Income (Loss)	(76,549)	(74,045)	52,467	56,199

(4)	Investments

(a)	Investment in Ute Energy, LLC

Ute Energy, LLC (Ute), a Delaware limited liability company, was formed on February 2, 2005 for the purpose of developing the mineral and surface estate of the Ute Indian Tribe by participating in oil and gas exploration and development, as well as the construction and operation of gas gathering and transportation facilities. Ute’s properties are located on the Uintah and Ouray Reservation in northeastern Utah. On July 9, 2007, QR Ute Partners (QR Ute) entered into an agreement to acquire up to 2,000,000 common units of Ute, representing 25% of the outstanding units of Ute, for $20.0 million, and up to 2,000,000 redeemable units of Ute for an additional $20.0 million. QR Ute is a Delaware general partnership owned by QRA1, QRB, QRC and Black Diamond in ownership percentages equal to the ratio of the respective capital contributions to partnerships to the total capital contributions to the Fund. QR Ute purchased 250,000 common units for $2.5 million and 250,000 redeemable units for $2.5 million at closing. During the years ended December 31, 2007 and 2008, QR Ute purchased an additional 1,750,000 common units and 1,750,000 redeemable units for $35.0 million, which fulfilled the funding commitment under the agreement. In April 2009, QR Ute purchased an additional 96,250 common units and 96,250 redeemable units for $1.9 million.

The redeemable units issued to QR Ute accrue a dividend of 12% per annum for the 2007 and 2008 units and 25% per annum for the 2009 units. Dividends are to be paid quarterly either in cash or accrued in-kind. If dividends are paid in-kind, the amount of the dividend is added to the stated value of each redeemable unit ratably each quarter beginning on December 31, 2007 for the 2007 and 2008 units and each quarter beginning on June 30, 2009 for the 2009 units. For the six months ended June 30,

QA HOLDINGS, LP

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2009 and 2010, QRM has accrued dividends of approximately $1.4 million and $265,000 respectively, related to the redeemable units.

No impairment was recorded as of December 31, 2009 or June 30, 2010.

QAH accounts for its’ interest in UE using the equity method of accounting.

(b)	Investment in Marketable Equity Securities

The Partnership defines marketable securities as securities that can be readily converted into cash. Examples of marketable securities include U.S. government obligations, commercial paper, corporate notes and bonds, certificates of deposit and equity securities. Investments in marketable securities that are classified as trading are measured subsequently at fair value in the statement of financial position with the unrealized holding gains and losses reflected in earnings. Available-for-sale investments are initially recorded at cost and periodically adjusted to fair value and the changes are reflected in comprehensive income. Realized gains and losses and declines in value judged to be other than temporary are determined based on the specific identification method and are included in earnings. The Partnership determines the appropriate classification of securities at the time of purchase and reevaluates such classification as of each balance sheet date.

In 2008, the Partnership purchased $15.3 million of marketable equity securities. During the six months ended June 30, 2009, the Partnership sold the remaining $11.5 million of the securities and recorded realized losses of $5.2 million, resulting in a change in the unrealized gain (loss) of $5.6 million. For the period since the original purchase, these securities have a cumulative $7.2 million realized loss. At December 31, 2009 and June 30, 2010, the Partnership did not own any marketable equity securities.

(5)	Long-Term Debt

In September 2006, the Partnership, through its subsidiaries QRA1, QRFC, and Black Diamond entered into three separate five-year revolving credit agreements with a syndicated bank group (the Credit Facilities). The combined Credit Facilities have a maximum commitment of $840 million and a current conforming borrowing base of $127.8 million at December 31, 2009.

The Credit Facilities for QRA1 and Black Diamond are held by mortgages on their oil and gas properties and related assets. QRFC’s credit facility is held by the oil and gas properties owned by QAC.

Borrowings under the Credit Facilities bear interest at the Alternative Base Rate (ABR) or the Eurodollar Rate plus a margin based on the borrowing base utilization. The ABR is defined as the higher of the prime rate or the sum of the Federal Funds Effective Rate plus 0.5%. The Eurodollar Rate is defined as the applicable British Bankers’ Association London Interbank Offered Rate (LIBOR) for deposits in U.S. dollars.

On May 14th, 2010 the Partnership terminated its existing credit facilities and, through its subsidiaries QRA1, QRFC, and Black Diamond, entered into three separate four-year revolving credit agreements with an expanded syndicated bank group (the New Credit Facilities). All outstanding loans under the previous credit facility were repaid in full from borrowings from the New Credit Facilities and all remaining unamortized loan costs totalling $668,000 were written off during the six-months ended June 30, 2010. The combined New Credit Facilities have a maximum commitment of $850 million and a current conforming borrowing base of $650 million. In conjunction with the amendments, the Partnership incurred $11.5 million of debt issuance costs which were capitalized and are being amortized over the term of the respective amended agreements in accordance with ASC 470-50, “Debt Modifications and Extinguishments.”

QA HOLDINGS, LP

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of June 30, 2010, the weighted interest rate was 3.09% on outstanding advances of $547.67 million, compared to 2.73% on outstanding advances of $86.45 million as of December 31, 2009.

The credit agreements contain financial and other covenants, including a current ratio test and a leverage test (Debt/EBITDAX). The Partnership is in compliance with all covenants at June 30, 2010.

(6)	Fair Value Measurements

The Partnership’s financial instruments, including cash and cash equivalents, accounts receivable and accounts payable, are carried at cost, which approximates fair value due to the short-term maturity of these instruments. The Partnership’s financial and non-financial assets and liabilities that are being measured on a recurring basis are measured and reported at fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The statement establishes a three-tier fair value hierarchy, which prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are as follows:

Level 1 — Defined as inputs such as unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — Defined as inputs other than quoted prices in active markets that are either directly or indirectly observable for the asset or liability.

Level 3 — Defined as unobservable inputs for use when little or no market data exists, therefore requiring an entity to develop its own assumptions for the asset or liability.

As required by the statement, the Partnership utilizes the most observable inputs available for the valuation technique utilized. The financial assets and liabilities are classified in their entirety based on the lowest level of input that is of significance to the fair value measurement. The following table sets forth, by level within the hierarchy, the fair value of the Partnership’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2009 and June 30, 2010.

	Level 1	Level 2	Level 3	Total
	(In thousands)

December 31, 2009
Assets:
Commodity derivatives	$—	$—	$7,783	$7,783
Liabilities:
Commodity derivatives	—	—	(67,482)	(67,482)
June 30, 2010
Assets:
Commodity derivatives	$—	$—	$34,911	$34,911
Interest rate derivatives	—	—	73	73
Liabilities:
Commodity derivatives	—	—	(49,676)	(49,676)
Interest rate derivatives			(7,307)	(7,307)

QA HOLDINGS, LP

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

All fair values reflected in the table above and on the consolidated balance sheets have been adjusted for non-performance risk. The following methods and assumptions were used to estimate the fair values of the assets and liabilities in the table above.

Level 1 — Fair Value Measurements

As of December 31, 2009 and June 30, 2010, the Partnership did not have assets or liabilities measured under a Level 1 fair value hierarchy.

Level 2 — Fair Value Measurements

As of December 31, 2009 and June 30, 2010, the Partnership did not have assets or liabilities measured under a Level 2 fair value hierarchy.

Level 3 — Fair Value Measurements

Commodity Derivative Instruments — The fair value of the commodity derivative instruments are estimated using a combined income and market valuation methodology based upon forward commodity price and volatility curves. The curves are obtained from independent pricing services reflecting broker market quotes.

Interest Rate Derivative Instruments — The fair value of the interest rate derivative instruments are estimated using a combined income and market valuation methodology based upon forward interest rates and volatility curves. The curves are obtained from independent pricing services reflecting broker market quotes.

The following table sets forth a reconciliation of changes in the fair value of financial assets and liabilities classified as Level 3 in the fair value hierarchy for the six months ended June 30, 2009 and 2010 (in thousands):

	Six Months Ended June 30,
	2009	2010
Balance at beginning of period	—	(59,699)
Total gains or losses (realized or unrealized):
Included in earnings	(38,702)	40,084
Purchases, issuances and settlements	(30,868)	(2,384)
Transfers in and out of Level 3	49,684	—

Balance at end of the period	(19,886)	(21,999)

Changes in unrealized gains/(losses) relating to derivatives still held at end of period	(68,967)	37,699

(7)	Derivatives

(a)	Oil and Gas Commodity Hedges

Oil and Gas Swaps

As of June 30, 2010, the Partnership held swap transactions contracts with three financial institutions, which are parties to its Credit Facilities, to manage its exposure to changes in the price of oil and natural gas related to the oil and gas properties. The derivative instruments are fixed for floating swap transactions. The following is a summary of the Partnership’s open derivative contracts as of June 30, 2010.

QA HOLDINGS, LP

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Oil (WTI)
	Weighted
	Average
Term	$/Bbl	Bbls/d

2010	$76.77	6,380
2011	$76.02	5,521
2012	$76.46	4,644
2013	$75.43	4,591
2014	$80.62	2,741

WTI — West Texas Intermediate

$/Bbl — dollars per barrel

Bbls/d — barrels per day

	Natural Gas (NYMEX)
	Weighted
	Average
Term	$/Mmbtu	Mmbtu/d

2010	$4.79	46,889
2011	$5.66	42,660
2012	$5.84	34,161
2013	$6.06	30,765
2014	$6.23	26,347

NYMEX — New York Mercantile Exchange

$/Mmbtu — dollars per million British thermal units

Mmbtu/d — million British thermal units per day

Gas Basis Contracts

In February 2007, the Partnership also entered into certain financial instruments to effectively fix the basis differential on approximately 14,700 Mmbtu/d during the period from July 2007 through March 2010. There are four different delivery points where the Partnership markets a significant portion of its natural gas production associated to these contracts. In December 2008, the Partnership entered into additional gas basis differential contracts that were based on the Texas Gas Transmission Corp delivery point. The following is a summary of the natural gas swap prices, related basis swap prices, and resulting basis adjusted swap prices as of June 30, 2010.

		Texas Gas Transmission Corp.
				Basis
	NYMEX			Adjusted
Term	Swap Price	Mmbtu/d	Basis	Swap Price

2010	$4.32	3,261	$(0.17)	$4.15
2011	$5.34	2,967	$(0.16)	$5.18
2012	$5.79	2,630	$(0.16)	$5.63
2013	$6.07	2,473	$(0.15)	$5.92
2014	$6.36	2,473	$(0.15)	$6.21

QA HOLDINGS, LP

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Oil and Gas Collars

In June 2008, the Partnership paid a $1.7 million premium and entered into oil collars (put and call options) that were based on the WTI index. The collars are related to forecasted oil production from July 2008 through December 2009. In November 2008, the Partnership paid a $1.0 million premium and entered into oil collars (put and call options) that were based on the WTI index. The collars are related to forecasted oil production from January 2011 through December 2012.

Also in November 2008, the Partnership entered into gas collars that were based on the NYMEX index. The collars are related to forecasted production from January 2010 through December 2010. In December 2008, the Partnership entered into additional oil and gas collars associated with the Shongaloo acquisition. The collars are related to forecasted production from January 2012 through December 2014. The following is a summary of the oil and gas collars as of June 30, 2010.

			Weighted	Weighted
			Average	Average
	Volume	Quantity	Floor	Ceiling		Contract
Collars	Per Day	Type	Pricing	Pricing	Index Price	Period

Oil	700	Bbls	$70.00	$110.00	WTI	1/1/2011 — 12/31/2012
Oil	70	Bbls	$60.00	$77.93	WTI	1/1/2012 — 12/31/2014
Natural Gas	1,598	Mmbtu	$7.00	$8.90	NYMEX	1/1/2010 — 12/31/2010
Natural Gas	2,518	Mmbtu	$6.50	$8.70	NYMEX	1/1/2012 — 12/31/2014

(b)	Interest Rate Derivative Contract

During October 2007, the Partnership entered into a derivative instrument for a notional amount of $100.0 million to effectively fix the LIBOR component of the interest rate on its credit facility during the period from October 31, 2007 to October 31, 2009. Under the derivative instrument, the Partnership made payments to (or received payments from) the contract counterparty when the variable interest rate of the one-month LIBOR fell below or exceeded the fixed rate of 4.29%.

During June 2010, the Partnership entered into two tranches of derivative contracts with initial notional amounts of $275.0 million and $135.6 million to effectively fix the LIBOR component of the interest rate on its credit facility. Under the first tranche, the Partnership will make payments to (or receive payments from) the contract counterparties when the variable interest rate of the one-month LIBOR falls below or exceeds the fixed rate of 2.74% during the period from June 2010 to December 2010. In addition, the Partnership will make (or receive) payments from the contract counterparties when the one-month LIBOR falls below or exceeds the fixed rate of 1.95% during the period from July 2010 to December 2010 under the second tranche.

The table below summarizes the realized and unrealized gains and losses the Partnership incurred related to its interest rate derivative instrument for the six months ended June 30, 2009 and 2010.

	Six Months
	Ended
	2009	2010
	(In thousands)

Realized gains (losses) on derivatives(1)	$(1,939)	$(529)
Unrealized gains (losses) on derivatives(1)	1,621	(7,234)

Net realized and unrealized gains (losses) recorded	$(318)	$(7,763)

(1)	Included in “Interest expense” in the consolidated statement of operations

QA HOLDINGS, LP

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following tables reflect the amounts that were recorded as derivative assets and liabilities on our Consolidated Balance Sheet at June 30, 2010 for our derivative instruments (in thousands):

	Fair Value of	Fair Value of
	Derivative	Derivative
	Assets(1)	Liabilities(2)

Derivative not designated as hedging instruments:
Commodity instruments	$34,911	$49,676
Interest Rate Instruments	73	7,307

Total derivatives not designated as hedging instruments	$34,984	$56,983

(1)	Included in derivative assets on our Consolidated Balance Sheet as of June 30, 2010.

(2)	Included in derivative liabilities on our Consolidated Balance Sheet as of June 30, 2010.

The Partnership has elected not to designate the oil and gas commodity hedges as cash flow hedges under provisions of SFAS No. 133, as codified in ASC Topic 815. As a result, these derivative instruments are marked to market at the end of each reporting period and changes in the fair value of the derivatives are recorded as gains or losses in the accompanying consolidated statements of operations. The table below summarizes the realized and unrealized gains and losses the Partnership incurred related to its oil and natural gas derivative instruments for the six months ended June 30, 2009 and 2010.

	Six Months
	Ended
	2009	2010
	(In thousands)

Realized gains (losses) on derivatives(1)	$32,204	$2,913
Unrealized gains (losses) on derivatives(1)	(70,588)	44,933

Net realized and unrealized gains (losses) recorded	$(38,384)	$47,846

(1)	Included as a separate component of other non-operating income (expense) in the consolidated statement of operations

(8)  Asset Retirement Obligations

The Partnership recorded a total of approximately $47.5 million as of June 30, 2010 for future asset retirement obligations in connection with the acquisition of the oil and gas properties. The following is a summary of the Partnership’s asset retirement obligations as of and for the six months ended June 30, 2009 and 2010.

QA HOLDINGS, LP

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Six Months
	Ended
	2009	2010
	(In thousands)

Beginning of period	$42,094	$35,244
Assumed in acquisitions	1,731	9,841
Divested properties	—	—
Revisions to previous estimates	606	1,557
Liabilities incurred	—	—
Liabilities settled	(605)	(568)
Accretion expense	1,715	1,455

End of period	45,541	47,529
Less: Current portion of asset retirement obligations	895	1,682

Asset retirement obligations — non-current	$44,646	$45,847

(9)  Partners’ Equity

QA Global is the general partner of, and owns a 1% interest in, QAH. The limited partners of QAH are QR and Aspect Asset Management, and members of management of QAH. The earnings of the Partnership are allocated to the partners based on their respective ownership percentages.

(10)	Employee Benefit Plans

The Partnership has a 401(k) savings plan available to all eligible employees. For the six months ended June 30, 2009, the Partnership matched 100% of employee contributions up to 6% of the employee’s salary, whereas for the six months ended June 30, 2009, the Partnership matched 100% of employee contributions up to 3% of the employee’s salary. Matching contributions vest immediately. The Partnership made matching cash contributions to the plan for the six months ended June 30, 2009 and 2010 of approximately $295,124 and $169,648 respectively.

(11)	Related-Party Transactions

QRA1, QRB, and QRC have management agreements with QAAM, an affiliated entity, to provide management services for the operation and supervision of the partnerships. The management fee is determined by a formula based on the partners’ invested capital or the equity capital commitment. During the six months ended June 30, 2009 and 2010, the partnerships paid $6.0 million and $6.0 million, respectively, to QAAM for management fees. Subsequent to June 30, 2010, the Partnership determined that it had overpaid QAAM by a total of $1.0 million, spread ratably over the last four years since inception in 2006. Accordingly, this amount will be repaid in the third quarter of 2010 and the management fee has been reversed during the six months ended June 30, 2010 as a reduction of this operating expense.

QAH has obtained services from an affiliated entity related to its normal business operations. The amounts paid for these services were insignificant for the six months ended June 30, 2009 and 2010.

QA HOLDINGS, LP

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(12)	Commitments

(a)	Property Reclamation Deposit

In connection with the 2006 Gulf Coast acquisition between ExxonMobil Corporation and QRM, the Partnership was required to deposit $10 million into an escrow account as security for abandonment and remediation obligations. As of December 31, 2009 and June 30, 2010, $10.7 million was recorded in other assets related to the deposit. In addition to the cash deposit, the Partnership was required to provide a $3 million letter of credit. The agreement requires an additional $3 million letter of credit to be issued in favor of the seller each year through 2012. Letters of credit totaling $12.0 million had been issued as of December 31, 2009 and June 30, 2010. The Partnership is required to maintain the escrow account in effect for three years after all abandonment and remediation obligations have been completed. The funds in the escrow account are not to be returned to the Partnership until the later of three years after satisfaction of all abandonment obligations or December 31, 2026. At certain dates subsequent to closing, the Partnership has the right to request a refund of a portion or all of the property reclamation deposit. Granting of the request is at the seller’s sole discretion.

(13)	Subsequent Events

The Partnership has evaluated events subsequent to June 30, 2010 through the date of issuance of these financial statements on September 29, 2010.

Report of Independent Registered Public Accounting Firm

To the Members of
QA Global GP, LLC:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of operations, of changes in partner’s capital and of cash flows present fairly, in all material respects, the financial position of QA Holdings, LP and its subsidiaries (the “Partnership”) at December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, effective December 31, 2009, the Partnership has changed its reserve estimates and related disclosures as a result of adopting new oil and gas reserve estimation and disclosure requirements.

/s/ PricewaterhouseCoopers LLP

Houston, Texas
April 30, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
QA Global GP, LLC:

We have audited the accompanying consolidated balance sheet of QA Holdings, LP (the Partnership) as of December 31, 2008, and the related consolidated statements of operations, changes in partners’ capital and cash flows for each of the years in the two-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of QA Holdings, LP as of December 31, 2008, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Denver, Colorado
April 30, 2009

QA HOLDINGS, LP

CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31,	December 31,
	2008	2009

ASSETS
Current assets:
Cash and cash equivalents	$21,035	$17,156
Accounts receivable:
Trade and other, net of allowance for doubtful accounts	9,832	2,796
Oil and gas sales	15,944	10,573
Derivative instruments	47,038	7,783
Prepaid and other current assets	8,948	2,533

Total current assets	102,797	40,841

Property and equipment, at cost:
Oil and gas properties, using the full cost method of accounting	677,228	709,552
Gas processing equipment	4,295	4,386
Furniture, equipment, and other	3,820	3,959

	685,343	717,897
Less accumulated depreciation, depletion, amortization and impairment	(547,517)	(592,254)

Total property and equipment, net	137,826	125,643

Other assets:
Investment in Ute Energy, LLC	36,997	41,597
Property reclamation deposit	10,710	10,729
Investment in marketable equity securities	5,839	—
Inventories	5,026	5,496
Derivative instruments	2,646	—
Deferred financing costs, net of amoritzation	1,552	925
Other long-term assets	1,544	1,539

Total other assets	64,314	60,286

Total assets	$304,937	$226,770

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities:
Accounts payable	$6,600	$1,845
Oil and gas sales payable	7,876	8,578
Current portion of asset retirement obligations	1,500	2,250
Derivative instruments	—	14,484
Accrued and other liabilities	19,682	13,758

Total current liabilities	35,658	40,915
Long-term debt	88,750	86,450
Derivative instruments	—	52,998
Asset retirements obligations	40,594	32,994
Long term capital lease	—	101
Commitments and Contingencies (see Note 12)

QA Holdings partners’ capital:
Partners’ capital	5,957	(1,421)

Total QA Holdings partners’ capital	5,957	(1,421)

Noncontrolling interest	133,978	14,733

Total equity	139,935	13,312

Total liabilities and equity	$304,937	$226,770

See accompanying notes to the consolidated financial statements.

QA HOLDINGS, LP

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)

	Year Ended December 31,
	2007	2008	2009

Revenues:
Gas, oil, natural gas liquids, and sulfur sales	$164,628	$248,529	$69,193
Processing	6,649	18,741	3,608
Resale of natural gas	—	13,741	—
Other	40	59	—

Total revenues	171,317	281,070	72,801

Operating expenses:
Lease operating	77,767	90,424	33,328
Purchases of natural gas	—	13,960	—
Production taxes	12,954	14,566	7,587
Processing	4,339	11,906	3,045
Transportation	389	323	881
Impairment of oil and gas properties	—	451,440	28,338
Depreciation, depletion and amortization	42,889	49,309	16,993
Accretion of asset retirement obligations	2,751	3,004	3,585
Management fees	11,482	12,018	12,018
Acquisition evaluation costs	895	216	582
Organizational costs	207	—	—
General and administrative	19,575	14,636	18,879
Bargain purchase option	—	—	(1,200)

Total operating expenses	173,248	661,802	124,036

Loss from operations	(1,931)	(380,732)	(51,235)

Other income (expenses):
Equity in earnings of Ute Energy, LLC	7	(3,010)	2,675
Interest income	978	617	37
Dividends on investment in marketable equity securities	—	579	233
Realized losses on investment in marketable equity securities	—	(1,968)	(5,246)
Unrealized gains (losses) on investment in marketable equity securities	—	(5,640)	5,640
Realized gains (losses) on derivative instruments	6,861	(34,666)	47,993
Unrealized gains (losses) on derivative instruments	(157,250)	169,321	(111,113)
Interest expense	(17,359)	(13,034)	(3,753)
Other expense	—	—	(645)

Total other expenses	(166,763)	112,199	(64,179)

Net loss	(168,694)	(268,533)	(115,414)
Net loss attributable to noncontrolling interest	(159,937)	(258,541)	(107,528)

Net loss attributable to controlling interest	$(8,757)	$(9,992)	$(7,886)

See accompanying notes to the consolidated financial statements.

QA HOLDINGS, LP

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL
(In thousands)

	General	Limited	Total QA Holdings	Noncontrolling
	partner	partners	partners’ capital	Interest	Total Equity

Balances — December 31, 2006	$112	$11,150	$11,262	$308,337	$319,599
Contributions by partners	26	2,572	2,598	86,801	89,399
Net loss	(88)	(8,669)	(8,757)	(159,937)	(168,694)

Balances — December 31, 2007	$50	$5,053	$5,103	$235,201	$240,304
Contributions by partners	114	11,272	11,386	175,346	186,732
Distributions to partners	(5)	(535)	(540)	(18,028)	(18,568)
Net loss	(100)	(9,892)	(9,992)	(258,541)	(268,533)

Balances — December 31, 2008	59	5,898	5,957	133,978	139,935
Contributions by partners	14	1,427	1,441	14,550	15,991
Distributions to partners	(9)	(924)	(933)	(26,267)	(27,200)
Net loss	(79)	(7,807)	(7,886)	(107,528)	(115,414)

Balances — December 31, 2009	$(15)	$(1,406)	$(1,421)	$14,733	$13,312

See accompanying notes to the consolidated financial statements.

QA HOLDINGS, LP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2007	2008	2009
	(In thousands)

Cash flows from operating activities:
Net loss	$(168,694)	$(268,533)	$(115,414)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation, depletion and amortization	42,889	49,309	16,993
Accretion of asset retirement obligations	2,752	3,004	3,585
Loss on disposal of furniture, fixtures and equipment	—	—	723
Amortization of deferred financing costs	521	556	627
Impairment of oil and gas properties	—	451,440	28,338
Purchase of derivative instruments	(7,546)	(2,694)	—
Amortization of costs of derivative instruments	—	7,981	1,219
Unrealized (gains) losses on derivative instruments	158,267	(167,389)	108,164
Unrealized (gains) losses on investment in marketable equity securities	—	5,640	(5,640)
Realized losses on investment in marketable equity securities	—	1,968	5,246
Proceeds from sales of marketable equity securities	—	—	6,233
Gain on sale acquisition of properties	—	—	(1,200)
Equity in earnings of Ute Energy, LLC	(7)	3,010	(2,675)
Change in current assets and liabilities, net of acquisitions:
(Increase) decrease in accounts receivable, net	(17,075)	3,351	12,407
(Increase) decrease in other current assets	(1,517)	(2,911)	3,109
(Increase) decrease in inventories	—	(4,208)	(470)
(Increase) decrease in other long term assets	—	—	6
Increase (decrease) in accounts payable	(1,376)	2,550	(4,755)
Increase (decrease) in oil and gas sales payable	2,167	5,142	702
Increase (decrease) in accrued and other liabilities	14,458	(12,934)	13,942

Net cash provided by operating activities	24,839	75,282	71,140

Cash flows from investing activities:
Additions to oil and gas properties	(38,631)	(90,125)	(31,278)
Acquisition of oil and gas properties	(17,331)	(391)	(43,300)
Additions to furniture, equipment and other	(2,002)	(943)	(1,456)
Increase in property reclamation deposit	(445)	(254)	(19)
Investment in Ute Energy, LLC	(13,000)	(27,000)	(1,925)
Investment in marketable equity securities	—	(15,291)	—
Proceeds from sales of marketable equity securities	—	1,843	—
Increase in other assets	(1,544)	(5,000)	—
Proceeds from sale of properties		—	16,287

Net cash used in investing activities	(72,953)	(137,161)	(61,691)

Cash flows from financing activities:
Contributions by partners and minority interest owners	88,516	186,731	15,991
Distributions to partners and minority interest owners	—	(18,568)	(27,019)
Proceeds from bank borrowings	28,400	25,000	33,000
Repayments on bank borrowings	(26,625)	(162,525)	(35,300)
Deferred financing costs	(401)	(398)	—

Net cash provided by (used in) financing activities	89,890	30,240	(13,328)

Increase (Decrease) in cash and cash equivalents	41,776	(31,639)	(3,879)
Cash and cash equivalents at beginning of year	$10,898	$52,674	$21,035

Cash and cash equivalents at end of period	$52,674	$21,035	$17,156

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$16,536	$9,000	$2,480
Supplemental disclosures of Noncash Investing and Financing Activities
Change in accrued capital expenditures	$7,150	$3,828	$(11,206)
Insurance premium financed	$—	$—	$1,695
Additions (reductions) to asset retirement obligations	$1,100	$1,370	$(10,435)
Contributions receivable from partners	$882	$—	$—

See accompanying notes to the consolidated financial statements.

QA HOLDINGS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Description of Business

QA Holdings, LP (QAH or the Partnership), a Delaware limited partnership, commenced operations on April 1, 2006 for the primary purpose of acquiring, owning, enhancing and producing oil and gas properties through its subsidiaries. QAH’s ownership interest in these subsidiaries ranges from 3% to 100%. QAH is deemed to have effective control of all of these subsidiaries and, therefore, the accounts of all of its subsidiaries are included in the accompanying consolidated financial statements. At December 31, 2009, the Partnership owns properties located in Alabama, Arkansas, Florida, Louisiana, Mississippi, New Mexico, Oklahoma, and Texas.

QA Global GP, LLC (QA Global) is the general partner of and owns a 1% interest in QAH. The limited partners of QAH are QR Holdings, LP (QR), Aspect Asset Management, and members of management of QAH.

The following subsidiaries are wholly owned by QAH:

•	Black Diamond Resources, LLC (Black Diamond)

•	Black Diamond Resources 2, LLC

•	Black Diamond GP, LLC

•	QA GP, LLC (QA GP)

•	Quantum Resources Management, LLC (QRM)

•	QAB Carried WI, LP (QAB)

•	QAC Carried WI, LP (QAC)

•	QRFC, LP (QRFC)

•	QR Ute Partners (QR Ute)

The following subsidiaries are not wholly owned but are deemed to be under QAH’s effective control with the ownership percentages listed below:

	General	Ownership	Limited	Ownership
	Partner	Percentage	Partners	Percentage

Quantum Resources A1, LP (QRA1)	QAP	3%	Other	97%
Quantum Resources B, LP (QRB)	QAP	3%	Other	97%
Quantum Resources C, LP (QRC)	QAP	3%	Other	97%
Quantum Aspect Partnership (QAP)	QA GP	1%	Other	99%

The entities listed above comprise Quantum Resources Fund I (the Fund). The Fund’s objective is to acquire and enhance mature, long-lived oil and gas producing assets. The Fund is managed by QA Asset Management, LLC (QAAM), an affiliated entity. Quantum Aspect Partnership (QAP) is the general partner of the investor limited partnerships (QRA1, QRB and QRC). QRA1, QRB, and QRC pay management fees to QAAM as specified in the respective partnership agreements. QAP receives, after the limited partners have recovered their initial investment and a preferred rate of return, participation in an additional 14% of cash flows generated by QRA1, QRB, and QRC.

Oil and gas properties are initially acquired by QAP or QRM and ownership interests are subsequently assigned to the entities in the Fund based on the relative contributed capital of each entity.

QA HOLDINGS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Based on current relative capital contributions, ownership of properties acquired is allocated approximately as follows:

Ownership Percentage

QRA1	93%
QAB	2%
QAC	3%
Black Diamond	2%

QAH and QA Global are managed by QAAM.

QRM provides personnel and services to QRA1, QRB, QRC, and Black Diamond. The prorata cost of these services is allocated to these entities based on their relative property ownership.

QRA1, QRB, and QRC (the LP’s) each have a 12-year term, which can be extended for two one-year periods. Under the partnership agreements, any funding of the partners’ equity commitments is to be completed within five years of the commencement date. The partnership agreements provide that the general partner and its affiliates contribute an amount equal to 3% of the LP’s contributions and purchase a 2% interest in each property in the name of Black Diamond. Black Diamond also receives an additional 2% carried interest from QRA1 in the properties acquired.

QRB provides funding to QAB, which then acquires a working interest in the properties. In exchange for the funding provided, QRB receives a net profits interest in those same properties.

QRC provides funding to QAC, which then acquires a working interest in the properties. In exchange for the funding provided, QRC receives a net profits interest in those same properties.

QRFC’s primary purpose is to raise funds through debt financing and subsequently invest those funds in QRC, an affiliated entity. QRFC’s investment is a preferred limited partnership interest that is senior to the other limited partnership interest. QRFC earns a return equal to the British Banker’s Association London Interbank Offered Rate (LIBOR) plus 2% per annum on its investment in QRC. All cash available to QRC shall first be paid to QRFC until an amount equal to any cumulative distributions due has been paid. As of December 31, 2009, QRFC has $2.8 million invested in QRC. As of December 31, 2009, QRFC had earned a return equal to approximately $682,000 and received distributions of approximately $666,000 on its investment in QRC. The remaining earned distribution of approximately $16,000 was paid in March 2010.

QRA1, QRB, and QRC have received subscriptions for limited partnership interests from their limited partners totaling approximately $1.2 billion as of December 31, 2009. QAP, the general partner of QRA1, QRB, and QRC, has made an equity commitment of $36.1 million, which represents 3% of the total equity commitments received. The partnership agreements provide that the general partner can request funding of equity commitments with a minimum 10 business days notice. As of December 31, 2009, the general and limited partners had funded $577.4 million of their equity commitments. For the years ended December 31, 2008 and 2009, there were distributions paid to the partners of $18.6 million and $27.2 million, respectively.

The QRA1, QRB, and QRC partnership agreements provide that they will pay organization costs and costs paid to third parties for services in connection with obtaining funding commitments from the limited partners (placement agent fees). QRA1, QRB, and QRC combined are responsible for organization costs up to a limit of $1.5 million. Any costs in excess of this amount are paid by the partnerships; however, the management fees paid to QAAM are reduced by a corresponding amount.

QA HOLDINGS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2)	Summary of Significant Accounting Policies

(a)	Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Partnership and its consolidated subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation, depletion and amortization of oil and gas properties and the impairment of oil and gas properties are determined using estimates of oil and gas reserves. There are numerous uncertainties in estimating the quantity of reserves and in projecting the future rates of production and timing of development expenditures, including future costs to dismantle, dispose, and restore the Partnership’s properties. Oil and gas reserve engineering must be recognized as a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way.

(c)	Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Certain prior period amounts have be reclassified to conform to the current year presentation.

QA HOLDINGS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Partnership has reclassified its presentation of the 2007 and 2008 realized and unrealized gains and losses on commodity derivate contracts from revenue to other income (expenses) in the statement of operations to conform to the presentation of 2009, as summarized below.

	2007		2008
	As Previously		As Previously
	Presented	As Reclassified	Presented	As Reclassified

Revenues:
Gas, oil, natural gas liquids, and sulfur sales	$164,628	$164,628	$248,529	$248,529
Realized gains (losses) on derivative instruments	6,861	—	(34,666)	—
Unrealized gains (losses) on derivative instruments	(157,250)	—	169,321	—
Processing	6,649	6,649	18,741	18,741
Resale of natural gas	—	—	13,741	13,741
Other	40	40	59	59

Total revenues	20,928	171,317	415,725	281,070

Other income (expenses):
Equity in earnings of Ute Energy, LLC	7	7	(3,010)	(3,010)
Interest income	978	978	617	617
Dividends on investment in marketable equity securities	—	—	579	579
Realized losses on investment in marketable equity securities	—	—	(1,968)	(1,968)
Unrealized gains (losses) on investment in marketable equity securities	—	—	(5,640)	(5,640)
Realized gains (losses) on derivative instruments	—	6,861	—	(34,666)
Unrealized gains (losses) on derivative instruments	—	(157,250)	—	169,321
Interest expense	(17,359)	(17,359)	(13,034)	(13,034)
Other income	—	—	—	—

Total other expenses	(16,374)	(166,763)	(22,456)	112,199

Net loss	$(8,757)	$(8,757)	$(9,992)	$(9,992)

(d)	Cash and Cash Equivalents

The Partnership considers all highly liquid instruments purchased with a maturity when acquired of three months or less to be cash equivalents. The Partnership continually monitors its positions with, and the credit quality of, the financial institutions it invests with.

QA HOLDINGS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(e)	Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Partnership uses the specific identification method of providing allowances for doubtful accounts. At December 31, 2008 and 2009, the allowance for doubtful accounts was not material.

(f)	Inventories

Inventories, consisting primarily of tubular goods and other well equipment held for use in the development and production of natural gas and crude oil reserves, are carried at the lower of cost or market, on a first-in, first-out basis. Adjustments are made from time to time to recognize, as appropriate, any reductions in value. For the year ended December 31, 2008, the Partnership recognized a $1.7 million inventory write-down, which was recognized in the consolidated statement of operations as a component of impairment of oil and gas properties. Based on management’s assessment, no reduction in value was needed as of December 31, 2009.

(g)	Revenue Recognition

Revenues from oil and gas sales are recognized based on the sales method, with revenue recognized on actual volumes sold to purchasers. Under this method of revenue recognition, a gas imbalance is created if the quantity sold is greater than or less than the Partnership’s entitlement share in any particular period. To the extent there are sufficient quantities of natural gas remaining to make up the gas imbalance, oil and gas reserves are adjusted to reflect the overproduced or underproduced position. In situations where there are insufficient reserves available to make up an overproduced imbalance, a liability is established. At December 31, 2008 and 2009, natural gas imbalances were not material.

(h)	Income Taxes

QAH is treated as a partnership for income tax purposes. Generally, all taxable income and losses of the Partnership are reported on the income tax returns of the partners, and therefore, no provision for income taxes has been recorded in the Partnership’s accompanying consolidated financial statements. The Partnership is subject to the Texas and Delaware franchise taxes, however, such amounts are not significant.

(i)	Property and Equipment

The Partnership accounts for its oil and gas exploration and development activities under the full cost method of accounting. Under this method, all costs associated with property exploration and development (including costs of surrendered and abandoned leaseholds, delay lease rentals, dry holes, and direct overhead related to exploration and development activities) and the fair value of estimated future costs of site restoration, dismantlement, and abandonment activities are capitalized.

Investments in unproved properties are not depleted pending determination of the existence of proved reserves. Unproved properties are assessed periodically to ascertain whether impairment has occurred. Unproved properties whose costs are individually significant are assessed individually by considering the primary lease terms of the properties, the holding period of the properties, and geographic and geologic data obtained relating to the properties. Where it is not practicable to assess individually the amount of impairment of properties for which costs are not individually significant, such properties are grouped for purposes of assessing impairment. To the extent that the evaluation indicates these properties are impaired, the amount of impairment assessed is added to the capitalized costs to be amortized.

QA HOLDINGS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pursuant to full cost accounting rules, the Partnership must perform a ceiling test at the end of each quarter related to its proved oil and gas properties. The ceiling test provides that capitalized costs less related accumulated depreciation, depletion and amortization may not exceed an amount equal to (1) the present value of future net revenue from estimated production of proved oil and gas reserves, excluding the future cash outflows associated with settling asset retirement obligations that have been accrued on the balance sheet, discounted at 10% per annum; plus (2) the cost of properties not being amortized, if any; plus (3) the lower of cost or estimated fair value of unproved properties included in the costs being amortized, if any. If the net capitalized costs exceed the sum of the components noted above, an impairment charge would be recognized to the extent of the excess capitalized costs.

For periods prior to December 31, 2009, the ceiling limitation calculation used natural gas and oil prices in effect as of the balance sheet date, as adjusted for basis or location differentials as of the balance sheet date, and held constant over the life of the reserves. At December 31, 2009, the ceiling limitation calculation used a 12-month natural gas and oil price average, as adjusted for basis or location differentials using a beginning of month 12-month average, and held constant over the life of the reserves.

Due to continued declines in gas prices at both December 31, 2008 and March 31, 2009, capitalized costs of our proved oil and gas properties exceeded our ceiling, resulting in non-cash write-downs of $449.7 million and $28.3 million, respectively. At December 31, 2008 and March 31, 2009, the ceiling test value of the Partnership’s oil reserves was calculated based on the quarters’ end West Texas Intermediate posted price of $41.00 per barrel and $48.39 per barrel, respectively, adjusted by lease for quality, transportation fees, and regional price differentials, and for natural gas reserves was based on the December 31, 2008 and March 31, 2009 Henry Hub spot market price of $5.71 per million British thermal unit (MMbtu) and $3.58 MMbtu, respectively, adjusted by lease for energy content, transportation fees, and regional price differentials.

At December 31, 2009, using the new rules (see Note 2) no write down was required. Due to the volatility of commodity prices, should oil and natural gas prices decline in the future, it is possible that an additional write-down could occur.

Gain or loss is not recognized on the sale of oil and gas properties unless the sale significantly alters the amortization base. Expenditures for maintenance and repairs are charged to expense in the period incurred.

The provision for depletion of proved oil and gas properties is calculated on the units-of-production method, whereby capitalized costs, as adjusted for future development costs and asset retirement obligations, are amortized over the total estimated proved reserves. The provisions for depreciation of the gas processing plants classified outside of the full cost pool are calculated using the straight-line method over estimated useful lives of eight to twenty years. The provision for depreciation of the furniture and fixtures and computer hardware and software is calculated using the straight-line method over estimated useful lives of the assets ranging from three to five years.

(j)	Deferred Financing Costs

Costs incurred in connection with the execution or modification of the Partnership’s credit facilities and secured hedge agreements are capitalized and amortized on a straight-line basis over the period of the revolver.

(k)	Asset Retirement Obligations

The Partnership follows the guidance in ASC Topic 410, Asset Retirement and Environmental Obligations (formerly SFAS No. 143, Accounting for Asset Retirement Obligations) in accounting for asset

QA HOLDINGS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

retirement obligations (ARO). This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. ASC Topic 410 requires entities to record the fair value of a liability for an ARO in the period in which it is incurred with a corresponding increase in the carrying amount of the related long-lived asset. Oil and gas producing companies incur this liability upon acquiring or drilling a well. Over time, the liability is accreted each period toward its future value, and the capitalized cost is depleted as a component of the full cost pool. Upon settlement of the liability, an entity reports a gain or loss to the extent the actual costs differ from the recorded liability.

(l)	Derivatives

A majority of the Partnership’s revenues are based on the price of oil and gas. To manage its exposure to oil and gas price volatility, the Partnership enters into commodity derivative instruments. Commodity derivative instruments may take the form of futures contracts, swaps, or options. The Partnership is also exposed to changes in interest rates, primarily as a result of variable rate borrowings under the credit facility. In an effort to reduce this exposure, the Partnership has, from time to time, entered into derivative contracts (interest rate swaps) to mitigate the risk of interest rate fluctuations. For commodity derivatives, both realized and unrealized gains and losses are recorded as separate components of other income (expense). For interest rate derivatives, both realized and unrealized gains and losses are recorded as a component of interest expense in the consolidated statement of operations.

The Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133), as codified in ASC Topic 815, Derivatives and Hedging, requires recognition of all derivative instruments on the balance sheet as either assets or liabilities measured at fair value. Changes in the fair value of derivatives are recognized currently in earnings unless specific hedge accounting criteria are met. Realized gains and losses on derivative hedging instruments are recorded currently in earnings. Unrealized gains and losses on derivatives are also recorded currently in earnings unless the derivatives qualify and are appropriately designated as hedges. Unrealized gains or losses on derivative instruments that qualify and are designated as hedges are deferred in other comprehensive income until the related transaction occurs. The Partnership has not designated any of its derivative instruments as hedges. As a result, the Partnership marks its derivative instruments to fair value in accordance with the provisions of ASC Topic 815 and recognizes the changes in fair market value in earnings. Also see Note 6 — Fair Value Measurements and Note 7 — Derivatives for additional discussion.

Derivative financial instruments are generally executed with major financial institutions that expose the Partnership to market and credit risks and which may, at times, be concentrated with certain counterparties or groups of counterparties. All of the Partnership’s derivatives at December 31, 2009 are with parties that are also lenders under the Partnership’s credit facility. The credit worthiness of the counterparties is subject to continual review. The Partnership believes the risk of nonperformance by its counterparties is low. Full performance is anticipated, and the Partnership has no past-due receivables from its counterparties. The Partnership’s policy is to execute financial derivatives only with major, credit-worthy financial institutions.

(m)	Contingencies

A provision for contingencies is charged to expense when the loss is probable and the cost can be reasonably estimated. A process is used to determine when expenses should be recorded for these contingencies and the estimate of reasonable amounts for the accrual. The Partnership closely monitors known and potential legal, environmental, and other contingencies and periodically determines when the Partnership should record losses for these items based on information available.

QA HOLDINGS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Partnership is involved in various suits and claims arising in the normal course of business. QRM, and those QRM related entities owning record working interest in the Jay Field, brought suit against Santa Rosa County, protesting the County’s assessed value for the Jay interests. Santa Rosa County assessed the value of the Jay Field at approximately $90,000,000. At the assessment hearing prior to trial, QRM asserted that actual value of the Jay Field is zero. If the County were to prevail in its assessed value, the resulting tax to QRM will be approximately $1,300,000. QRM believes it has a sound case to prevail on an assessed value much lower than that asserted by Santa Rosa County.

In management’s opinion, the ultimate outcome of these items will not have a material adverse effect on the Partnership’s consolidated results of operations or financial position. Based on management’s assessment, no contingent liabilities have been recorded as of December 31, 2008 and 2009.

(n)	Concentrations of Credit and Market Risk

Credit risk — Financial instruments which potentially subject the Partnership to credit risk consist principally of temporary cash balances, investments in marketable securities, accounts receivable from affiliates and derivative financial instruments. The Partnership maintains cash and cash equivalents in bank deposit accounts which, at time, may exceed the federally insured limits. The Partnership has not experienced any significant losses from such investments. The Partnership attempts to limit the amount of credit exposure to any one financial institution or company. Procedures that may be used to manage credit exposure include credit approvals, credit limits and terms, letters of credit, prepayments and rights of offset. The Partnership’s investments in marketable securities are managed within guidelines established by management. The Partnership’s customer base consists primarily of major integrated and international oil and gas companies, as well as smaller processors and gatherers. The Partnership believes the credit quality of its customers is high.

Market Risk — The Partnership’s activities primarily consist of acquiring, owning, enhancing and producing oil and gas properties. The future results of the Partnership’s operations, cash flows and financial condition may be affected by changes in the market price of oil and natural gas. The availability of a ready market for oil and natural gas products in the future will depend on numerous factors beyond the control of the Partnership, including weather, imports, marketing of competitive fuels, proximity and capacity of oil and natural gas pipelines and other transportation facilities, any oversupply or undersupply of oil, natural gas and liquid products, the regulatory environment, the economic environment and, other regional and political events, none of which can be predicted with certainty.

(o)	New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification (ASC) and the Hierarchy of Generally Accepted Accounting Principle, as codified in FASB ASC Topic 105, Generally Accepted Accounting Principles. This statement establishes only two levels of U.S. GAAP, authoritative and nonauthoritative. The FASB ASC became the authoritative, nongovernmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the Codification became nonauthoritative. This statement is effective for financial statements for interim or annual reporting periods ending after September 15, 2009 and was effective for the Partnership. Therefore, all accounting references have been updated, and SFAS references have been replaced with ASC references. As the ASC was not intended to change or alter existing GAAP, it did not have any impact on the Partnership’s consolidated financial statements.

QA HOLDINGS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157), as codified in ASC Topic 820, Fair Value Measurements and Disclosures. This statement defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements regarding fair value measurement. As of January 1, 2009, the Partnership fully adopted this statement, requiring fair value measurements of nonfinancial assets and nonfinancial liabilities. The adoption of this statement did not materially impact the Partnership’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (Revised), Business Combinations (SFAS No. 141R), as codified in ASC Topic 805, Business Combinations. This statement requires an acquirer to recognize the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified by the statement. This includes the measurement of the acquirer’s shares issued in consideration for a business combination, the recognition of contingent considerations, the accounting for pre-acquisition gain and loss contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer’s income tax valuation allowance and deferred taxes. This statement applies prospectively and was effective for the Partnership beginning January 1, 2009. The adoption of this statement did not materially impact the Partnership’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (SFAS No. 160). This statement amends Accounting Research Bulletins (ARB) No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements. Among other requirements, SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Effective January 1, 2009, the Partnership implemented the new guidance which resulted in changes to the presentation for noncontrolling interests. This implementation did not have a material impact on the Partnership’s financial position or results of operations. All historical periods presented in the accompanying consolidated financial statements reflect these changes to the presentation for noncontrolling interests.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (SFAS No. 161), as codified in ASC Topic 815, Derivatives and Hedging. This statement is intended to improve financial reporting about derivative instruments and hedging activities by requiring companies to enhance disclosure about how these instruments and activities affect their financial position, performance and cash flows. It seeks to achieve these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also seeks to improve the transparency of the location and amounts of derivative instruments in the Partnership’s consolidated financial statements and how they are accounted for. This statement was effective for the Partnership beginning January 1, 2009.

On December 31, 2008, the Securities and Exchange Commission (“SEC”) issued, “Modernization of Oil and Gas Reporting” (“Final Rule”). The Final Rule adopts revisions to the SEC’s oil and gas reporting disclosure requirements and is effective for annual reports for years ending on or after December 31, 2009.

QA HOLDINGS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On January 6, 2010, the FASB issued Accounting Standards Update No. 2010-03, Oil and Gas Reserve Estimation and Disclosures (ASU 2010-03), which aligns the FASB’s oil and gas reserve estimation and disclosure requirements with the requirements in the SEC’s Final Rule.

The Partnership adopted the Final Rule and ASU 2010-03 effective December 31, 2009, as a change in accounting principle that is inseparable from a change in accounting estimate. Such a change is accounted for prospectively under the authoritative accounting guidance. Comparative disclosures applying the new rules for periods before the adoption of ASU 2010-03 and the Final Rule are not required.

The Partnership’s adoption of ASU 2010-03 and the Final Rule on December 31, 2009 impacted the Partnership’s financial statements and other disclosures for the year ended December 31, 2009 as follows:

•	All oil and gas reserves volumes presented as of and for the year ended December 31, 2009 were prepared using the updated reserves rules and are not on a basis comparable with prior periods. This change in comparability occurred because the Partnership estimated proved reserves at December 31, 2009 using the updated reserves rules, which required the use of an unweighted average first-day-of-the-month commodity prices for the prior twelve months, adjusted for market differentials, and permits the use of reliable technologies to support reserve estimates. Under the previous reserve estimation rules which are no longer in effect, the Partnership’s net proved oil and gas reserves would have been calculated using end-of-period oil and gas prices.

•	The Partnership’s full cost ceiling test calculation at December 31, 2009 used discounted cash flow models for the Partnership’s estimated proved reserves, which were calculated using the updated reserve rules.

•	The Partnership historically has applied a policy of using year-end proved reserves to calculate the fourth quarter depletion rate. As a result, the estimate of proved reserves for determining the Partnership’s depletion rate and resulting expense for the fourth quarter of 2009 is not on a basis comparable to prior years.

The impact of the adoption of the SEC final rule on the Partnership’s financial statements is not practicable to estimate due to the operational and technical challenges associated with calculating a cumulative effect of adoption by preparing reserve reports under both the old and new rules.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, as codified in ASC Topic 855, Subsequent Events. The statement is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Particular importance has been placed on the period after the balance sheet date during which management should evaluate events or transactions that may occur leading to recognition within the financial statements or disclosure in the financial statements. This standard is effective for interim and annual periods ending after June 15, 2009. In February 2010, the FASB amended this guidance to remove the requirement to disclose the date through which an entity has evaluated subsequent events for all SEC filers. The adoption of these provisions did not have an impact on our financial position or results of operations. See Note 14 — Subsequent Events.

(3)	Acquisition and Divestiture of Assets

(a)	Acquisition of Shongaloo Properties

On January 28, 2009, the Partnership completed an acquisition of 80 producing gas wells located in Arkansas and Louisiana for approximately $48.7 million, including a $5 million deposit that was made in Dec 2008. The acquisition was funded through cash calls to partners combined with borrowings under

QA HOLDINGS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the Partnership’s credit facility. Total proved reserves of the acquired properties were estimated at 4.2 million barrels of oil equivalent at the date of acquisition.

The acquisition qualifies as a business combination, and as such, the Partnership estimated the fair value of these properties as of the January 28, 2009 acquisition date. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). Fair value measurements also utilize assumptions of market participants. In the estimation of fair value, the Partnership used a discounted cash flow model and made market assumptions as to future commodity prices, projections of estimated quantities of oil and natural gas reserves, expectations for timing and amount of future development and operating costs, projections of future rates of production, expected recovery rates and risk adjusted discount rates. These assumptions represent Level 3 inputs, as further discussed under Note 6 — Fair Value Measurements.

The Partnership estimates the fair value of the Shongaloo Properties to be approximately $51.6 million, which the Partnership considers to be representative of the price paid by a typical market participant. This measurement resulted in a bargain purchase of $1.2 million recorded in other revenue for the year ended December 31, 2009 due to the increase in commodity prices as of the closing date of acquisition versus the commodity prices at the effective date. The acquisition related costs recognized as expense totaled $0.6 million and is recorded under operating expenses for the year ended December 31, 2009.

The following table summarizes the consideration paid for the Shongaloo Properties and the fair value of the assets acquired and liabilities assumed as of January 28, 2009.

Consideration given to El Paso E&P Company, L.P. (in thousands)

Cash	$48,700
Recognized amounts of identifiable assets acquired and liabilities assumed:
Proved developed properties	$51,600
Asset retirement obligations	(1,700)
Bargain Purchase	(1,200)

Total identifiable new assets	$48,700

Summarized below are the consolidated results of operations for the years ended December 31, 2008 and 2009, on an unaudited pro forma basis, as if the acquisition had occurred on January 1 of each of the periods presented. The unaudited pro forma financial information was derived from the historical consolidated statement of operations of the Partnership and the statement of revenues and direct operating expenses for the Shongaloo Properties, which were derived from the historical accounting records of the seller. The unaudited pro forma financial information does not purport to be indicative of results of operations that would have occurred had the transaction occurred on the basis assumed above, nor is such information indicative of the Partnership’s expected future results of operations

	2008		2009
	Actual	Pro Forma	Actual	Pro Forma

Shongaloo Properties:
Revenues	281,070	307,510	72,801	73,713
Net Loss	(268,533)	(248,479)	(115,414)	(117,858)

(b)	Divestiture of Non-Core Assets

The Partnership divested through an auction process certain non-core oil and gas properties in Alabama, Colorado, Louisiana, New Mexico, and Texas representing approximately 8% of total

QA HOLDINGS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

production. The auction took place August 12, 2009 and had an effective date of August 1, 2009 for sold non-operated properties and September 1, 2009 for sold operated properties. The Partnership received $16.3 million for these properties. The proceeds from the 2009 sales of oil and gas properties were recorded as reductions to capitalized costs pursuant to full cost accounting rules, and the cash received was used to reduce borrowings under a credit facility.

(4)	Investments

(a)	Investment in Ute Energy, LLC

Ute Energy, LLC (UE), a Delaware limited liability company, was formed on February 2, 2005 for the purpose of developing the mineral and surface estate of the Ute Indian Tribe by participating in oil and gas exploration and development, as well as the construction and operation of gas gathering and transportation facilities. UE’s properties are located on the Uintah and Ouray Reservation in northeastern Utah. On July 9, 2007, QR Ute Partners (QR Ute) entered into an agreement to acquire up to 2,000,000 common units of UE, representing 25% of the outstanding units of UE, for $20.0 million, and up to 2,000,000 redeemable units of UE for an additional $20.0 million. QR Ute is a Delaware general partnership owned by QRA1, QRB, QRC and Black Diamond in ownership percentages equal to the ratio of the respective capital contributions to partnerships to the total capital contributions to the Fund. QR Ute purchased 250,000 common units for $2.5 million and 250,000 redeemable units for $2.5 million at closing. During the years ended December 31, 2007 and 2008, QR Ute purchased an additional 1,750,000 common units and 1,750,000 redeemable units for $35.0 million, which fulfilled the funding commitment under the agreement. In April 2009, QR Ute purchased an additional 96,250 common units and 96,250 redeemable units for $1.9 million.

The redeemable units issued to QR Ute accrue a dividend of 12% per annum for the 2007 and 2008 units and 25% per annum for the 2009 units. Dividends are to be paid quarterly either in cash or accrued in-kind. If dividends are paid in-kind, the amount of the dividend is added to the stated value of each redeemable unit ratably each quarter beginning on December 31, 2007 for the 2007 and 2008 units and each quarter beginning on June 30, 2009 for the 2009 units. For the years ended December 31, 2008 and 2009, QRM has accrued dividends of approximately $1.9 million and $3.0 million, respectively, related to the redeemable units.

During the year ended December 31, 2008, the Partnership recorded an impairment of approximately $1.7 million attributed to other than temporary impairment in the carrying value of its investment. This impairment was primarily the result of lower commodity prices for both oil and natural gas at December 31, 2008 and has been recorded on the consolidated statements of operations as an impairment of oil and gas properties. No impairment was recorded during the years ended December 31, 2007 or 2009.

QAH accounts for its’ interest in UE using the equity method of accounting. A summarized balance sheet for UE as of December 31, 2008 and 2009 and a summarized statement of operations for the years ended December 31, 2007, 2008 and 2009 for UE are as follows (the 2008 financial statements of UE below include a restatement which was immaterial to QA Holdings, LP, and therefore, the cumulative effect of which was reported QA Holdings’ equity in earnings of UE for the year ended December 31, 2009).

QA HOLDINGS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Ute Energy, LLC

Summarized Balance Sheets
December 31, 2008 and 2009

	2008	2009
	(In thousands)

Cash	$997	$639
Receivables	1,153	1,461
Net oil and gas properties	29,155	34,332
Investment in Chipeta Processing, LLC	29,446	38,569
Investment in Three Rivers Gathering, LLC	27,592	30,113
Investment in Ute/FNR, LLC	17,797	15,902
Investment in Uintah Bason Field Services, LLC	8,571	8,984
Other assets	1,562	2,931

Total assets	$116,273	$132,931

Accounts payable	$7,262	$5,048
Asset retirement obligations	491	636
Long-term notes payable	19,200	27,200
Related party note payable	20,327	23,728
Other liabilities	—	936

Total liabilities	47,280	57,548
Members’ equity	68,993	75,383

Total liabilities and members’ equity	$116,273	$132,931

QA HOLDINGS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Ute Energy, LLC

Summarized Statements of Operations
December 31, 2007, 2008 and 2009

	2007	2008	2009
	(In thousands)

Revenues	$8,084	$14,832	$10,025
Depreciation and amortization expense	5,052	7,792	6,005
Expenses	5,020	7,061	5,822
General and administrative expenses	1,839	2,457	2,232
Total expenses	11,911	17,310	14,059

Interest expense	(3,799)	(1,156)	(2,275)
Other income	43	4,890	4,999
Total other income (expense)	(3,756)	3,734	2,724

Net income (loss)	$(7,583)	$1,256	$(1,310)

(b)	Investment in Marketable Equity Securities

The Partnership defines marketable securities as securities that can be readily converted into cash. Examples of marketable securities include U.S. government obligations, commercial paper, corporate notes and bonds, certificates of deposit and equity securities. Investments in marketable securities that are classified as trading are measured subsequently at fair value in the statement of financial position with the unrealized holding gains and losses reflected in earnings. Available-for-sale investments are initially recorded at cost and periodically adjusted to fair value and the changes are reflected in comprehensive income. Realized gains and losses and declines in value judged to be other than temporary are determined based on the specific identification method and are included in earnings. The Partnership determines the appropriate classification of securities at the time of purchase and reevaluates such classification as of each balance sheet date. As of December 31, 2008, the Partnership’s investments in marketable securities were classified as trading.

In 2008, the Partnership purchased $15.3 million of marketable equity securities. During the year ended December 31, 2009, the Partnership sold the remaining $11.5 million of the securities and recorded realized losses of $5.2 million, resulting in a change in the unrealized gain (loss) of $5.6 million. For the period since the original purchase, these securities have a cumulative $7.2 million realized loss. At December 31, 2009, the Partnership did not own any marketable equity securities.

(5)	Long-Term Debt

In September 2006, the Partnership, through its subsidiaries QRA1, QRFC, and Black Diamond entered into three separate five-year revolving credit agreements with a syndicated bank group (the Credit Facilities). The combined Credit Facilities have a maximum commitment of $840 million and a current conforming borrowing base of $127.8 million.

The Credit Facilities for QRA1 and Black Diamond are held by mortgages on their oil and gas properties and related assets. QRFC’s credit facility is held by the oil and gas properties owned by QAC.

Borrowings under the Credit Facilities bear interest at the Alternative Base Rate (ABR) or the Eurodollar Rate plus a margin based on the borrowing base utilization. The ABR is defined as the higher of the prime rate or the sum of the Federal Funds Effective Rate plus 0.5%. The Eurodollar Rate is

QA HOLDINGS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

defined as the applicable British Bankers’ Association London Interbank Offered Rate (LIBOR) for deposits in U.S. dollars.

As of December 31, 2009, the weighted interest rate was 2.73% on outstanding advances of $86.45 million.

The credit agreements contain financial and other covenants, including a current ratio test and an interest coverage test. The Partnership sought and received a waiver for its anticipated 2009 non-compliance with a covenant related to its hedge volumes on oil and gas. The participating banks have granted a waiver until May 1, 2010 for the Partnership to return to compliance. During March 2010, the Partnership liquidated a portion of the hedges and is now compliant with its hedge agreements. The Partnership was in compliance with all other covenants during 2009 and at December 31, 2009.

(6)	Fair Value Measurements

The Partnership’s financial instruments, including cash and cash equivalents, accounts receivable and accounts payable, are carried at cost, which approximates fair value due to the short-term maturity of these instruments. The Partnership’s financial and non-financial assets and liabilities that are being measured on a recurring basis are measured and reported at fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The statement establishes a three-tier fair value hierarchy, which prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are as follows:

Level 1 — Defined as inputs such as unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — Defined as inputs other than quoted prices in active markets that are either directly or indirectly observable for the asset or liability.

Level 3 — Defined as unobservable inputs for use when little or no market data exists, therefore requiring an entity to develop its own assumptions for the asset or liability.

As required by the statement, the Partnership utilizes the most observable inputs available for the valuation technique utilized. The financial assets and liabilities are classified in their entirety based on the lowest level of input that is of significance to the fair value measurement. The following table sets

QA HOLDINGS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

forth, by level within the hierarchy, the fair value of the Partnership’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2008 and 2009.

	Level 1	Level 2	Level 3	Total
	(In thousands)

December 31, 2008
Assets:
Commodity derivatives	$—	$52,633	$—	$52,633
Investments in marketable equity securities	5,839	—	—	5,839
Liabilities:
Interest rate derivatives	—	(2,949)		(2,949)
December 31, 2009
Assets:
Commodity derivatives	—	—	7,783	7,783
Liabilities:
Interest rate derivatives	—	—	(67,482)	(67,482)

All fair values reflected in the table above and on the consolidated balance sheets have been adjusted for non-performance risk. The following methods and assumptions were used to estimate the fair values of the assets and liabilities in the table above.

Level 1 — Fair Value Measurements

As of December 31, 2008, the fair value of the investment in marketable equity securities and was based on quoted market prices and therefore classified as Level 1 in the fair value hierarchy.

As of December 31, 2009, the Partnership did not have any assets or liabilities measured under a Level 1 fair value hierarchy.

Level 2 — Fair Value Measurements

As of December 31, 2008, all commodity and interest rate derivative instruments were classified as Level 2 in the fair value hierarchy.

As of December 31, 2009, the Partnership did not have assets or liabilities measured under a Level 2 fair value hierarchy.

Level 3 — Fair Value Measurements

As of December 31, 2008, the Partnership did not have any assets or liabilities measured under a Level 3 fair value hierarchy.

As of December 31, 2009, the Partnership had the following instruments classified as Level 3:

Commodity Derivative Instruments — The fair value of the commodity derivative instruments are estimated using a combined income and market valuation methodology based upon forward commodity price and volatility curves. The curves are obtained from independent pricing services reflecting broker market quotes.

QA HOLDINGS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth a reconciliation of changes in the fair value of financial assets and liabilities classified as Level 3 in the fair value hierarchy as of December 31, 2009 (in thousands):

Derivatives

Balance at beginning of year	$—
Total gains or losses (realized or unrealized):
Included in earnings	(63,530)
Included in other comprehensive income	—
Purchases, issuances and settlements	(45,853)
Transfers in and out of Level 3	49,684

Balance at end of year	$(59,699)

Changes in unrealized gains relating to derivatives still held as of December 31, 2009 $ (108,164)

(7)	Derivatives

(a)	Oil and Gas Commodity Hedges

Oil and Gas Swaps

As of December 31, 2009, the Partnership had entered into swap transactions with three financial institutions, which are parties to its Credit Facilities, to manage its exposure to changes in the price of oil and natural gas related to the oil and gas properties. The derivative instruments are fixed for floating swap transactions. The following is a summary of the Partnership’s open derivative contracts as of December 31, 2009.

	Oil (WTI)
	Weighted average
Term	$/Bbl	Bbls/d

2010	$71.20	3,640
2011	$68.25	2,961
2012	$67.54	2,611
2013	$66.80	2,455
2014	$67.93	766

WTI — West Texas Intermediate

$/Bbl — dollars per barrel

Bbls/d — barrels per day

	Natural Gas (NYMEX)
	Weighted average
Term	$/Mmbtu	Mmbtu/d

2010	$7.53	11,272
2011	$7.32	10,079
2012	$7.04	4,738
2013	$6.82	4,387
2014	$6.53	2,632

NYMEX — New York Mercantile Exchange

$/Mmbtu — dollars per million British thermal units

QA HOLDINGS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Mmbtu/d — million British thermal units per day

Gas Basis Contracts

In February 2007, the Partnership also entered into certain financial instruments to effectively fix the basis differential on approximately 14,700 Mmbtu/d during the period from July 2007 through March 2010. There are four different delivery points where the Partnership markets a significant portion of its natural gas production associated to these contracts. In December 2008, the Partnership entered into additional gas basis differential contracts that were based on the Texas Gas Transmission Corp delivery point. The following is a summary of the natural gas swap prices, related basis swap prices, and resulting basis adjusted swap prices as of December 31, 2009.

		Permian Basin Area
		Waha
	NYMEX Swap			Basis adjusted
Term	Price	Mmbtu/d	Basis	swap price

Jan 10 — Mar 10	$9.43	333	$(0.55)	$8.88

		Permian Basin Area
		El Paso, Permian Basin
	NYMEX Swap			Basis adjusted
Term	Price	Mmbtu/d	Basis	swap price

Jan 10 — Mar 10	$9.43	667	$(0.70)	$8.73

		Oklahoma
		CenterPoint, East
	NYMEX Swap			Basis adjusted
Term	Price	Mmbtu/d	Basis	swap price

Jan 10 — Mar 10	$9.43	667	$(0.50)	$8.93

		Oklahoma
		ANR, Okla.
	NYMEX Swap			Basis adjusted
Term	Price	Mmbtu/d	Basis	swap price

Jan 10 — Mar 10	$9.43	333	$(0.61)	$8.82

		Texas Gas Transmission Corp.
	NYMEX Swap			Basis adjusted
Term	Price	Mmbtu/d	Basis	swap price

2010	$7.02	3,297	$(0.17)	$6.85
2011	$7.31	2,967	$(0.16)	$7.15
2012	$6.50	2,630	$(0.16)	$6.34
2013	$6.50	2,473	$(0.15)	$6.35
2014	$6.50	2,473	$(0.15)	$6.35

Oil and Gas Collars

In June 2008, the Partnership paid a $1.7 million premium and entered into oil collars (put and call options) that were based on the WTI index. The collars are related to forecasted oil production from July 2008 through December 2009. In November 2008, the Partnership paid a $1.0 million premium and entered into oil collars (put and call options) that were based on the WTI index. The collars are related to forecasted oil production from January 2011 through December 2012. Also in November 2008, the Partnership entered into gas collars that were based on the NYMEX index. The collars are related to

QA HOLDINGS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

forecasted production from January 2010 through December 2010. In December 2008, the Partnership entered into additional oil and gas collars associated with the Shongaloo acquisition. The collars are related to forecasted production from January 2012 through December 2014. The following is a summary of the oil and gas collars as of December 31, 2009.

				Weighted
			Weighted	Average
		Quantity	Average Floor	Ceiling	Index	Contract
Collars	Volume Per Day	Type	Pricing	Pricing	Price	Period

Oil	700	Bbls	$70.00	$110.00	WTI	1/1/2011 — 12/31/2012
Oil	70	Bbls	$60.00	$77.93	WTI	1/1/2012 — 12/31/2014
Natural Gas	1,611	Mmbtu	$7.00	$8.90	NYMEX	1/1/2010 — 12/31/2010
Natural Gas	2,518	Mmbtu	$6.50	$8.70	Henry Hub	1/1/2012 — 12/31/2014

(b)	Interest Rate Derivative Contract

During October 2007, the Partnership entered into a derivative instrument for a notional amount of $100.0 million to effectively fix the LIBOR component of the interest rate on its credit facility during the period from October 31, 2007 to October 31, 2009. Under the derivative instrument, the Partnership will make payments to (or receive payments from) the contract counterparty when the variable interest rate of the one-month LIBOR falls below or exceeds the fixed rate of 4.29%. The table below summarizes the realized and unrealized gains and losses the Partnership incurred related to its interest rate derivative instrument for the years ended 2007, 2008 and 2009.

	2007	2008	2009
	(In thousands)

Realized gains (losses) on derivatives(1)	$84	$(1,419)	$(3,299)
Unrealized gains (losses) on derivatives(1)	(1,017)	(1,932)	2,949

Net realized and unrealized gains (losses) recorded	$(933)	$(3,351)	$(350)

(1)	Included in “Interest expense” in the consolidated statement of operations

The following table reflects the fair value of derivative instruments on our Consolidated Balance Sheet at December 31, 2008 and 2009 (in thousands):

	Asset Derivatives(1)		Liability Derivatives(2)
	2008	2009	2008	2009

Commodity Contracts:
Short-Term	$49,987	$7,783	$—	$(14,484)
Long-Term	2,646	—	—	(52,998)
Interest Rate Contracts:
Short-Term	—	—	(2,949)	—
Long-Term	—	—	—	—

Total Derivatives:	$52,633	$7,783	$(2,949)	$(67,482)

(1)	Included in derivative assets on our Consolidated Balance Sheet as of December 31, 2008 and 2009.

QA HOLDINGS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2)	Included in derivative liabilities on our Consolidated Balance Sheet as of December 31, 2008 and 2009.

The Partnership has elected not to designate the oil and gas commodity hedges as cash flow hedges under provisions of SFAS No. 133, as codified in ASC Topic 815. As a result, these derivative instruments are marked to market at the end of each reporting period and changes in the fair value of the derivatives are recorded as gains or losses in the accompanying consolidated statements of operations. The table below summarizes the realized and unrealized gains and losses the Partnership incurred related to its oil and natural gas derivative instruments for the years ended December 31, 2007, 2008 and 2009.

	2007	2008	2009
	(In thousands)

Realized gains (losses) on derivatives(1)	$6,861	$(34,666)	$47,933
Unrealized gains (losses) on derivatives(1)	(157,250)	169,321	(111,113)

Net realized and unrealized gains (losses) recorded	$(150,389)	$134,655	$(63,180)

(1)	Included as a separate component of other non-operating income (expense) in the consolidated statement of operations

(8)	Asset Retirement Obligations

The Partnership recorded a total of approximately $35.2 million for future asset retirement obligations in connection with the acquisition of the oil and gas properties. The following is a summary of the Partnership’s asset retirement obligations as of and for the years ended December 31, 2008 and 2009.

	2008	2009
	(In thousands)

Beginning of period	$39,220	$42,094
Assumed in acquisitions	—	1,732
Divested properties	—	(6,226)
Revisions to previous estimates	1,338	1,723
Liabilities incurred	23	636
Liabilities settled	(1,491)	(8,300)
Accretion expense	3,004	3,585

End of period	42,904	35,244
Less: Current portion of asset retirement obligations	1,500	2,250

Asset retirement obligations — non-current	$40,594	$32,994

(9)	Partners’ Equity

QA Global is the general partner of, and owns a 1% interest in, QAH. The limited partners of QAH are QR and Aspect Asset Management, and members of management of QAH. The earnings of the Partnership are allocated to the partners based on their respective ownership percentages.

(10)	Employee Benefit Plans

The Partnership has a 401(k) savings plan available to all eligible employees. The Partnership matches 100% of employee contributions up to 6% of the employee’s salary. Matching contributions vest

QA HOLDINGS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

immediately. The Partnership made matching cash contributions to the plan for the years ended December 31, 2007, 2008 and 2009 of approximately $268,100, $751,069 and $629,839, respectively.

(11)	Related-Party Transactions

QRA1, QRB, and QRC have management agreements with QAAM, an affiliated entity, to provide management services for the operation and supervision of the partnerships. The management fee is determined by a formula based on the partners’ invested capital or the equity capital commitment. During the years ended December 31, 2007, 2008 and 2009, the partnerships paid $11.5 million, $12.0 million and $12.0 million, respectively, to QAAM for management fees. There were no outstanding receivable or payable balances with related parties at December 31, 2008 and 2009.

QAH has obtained services from an affiliated entity related to its normal business operations. The amounts paid for these services were insignificant for the years ended December 31, 2007, 2008 and 2009.

(12)	Commitments

(a)	Operating Lease Commitments

At December 31, 2009, the Partnership had long-term leases extending through 2013 covering office space and equipment. The Partnership’s future minimum rental payments under these leases as of December 31, 2009 are as follows:

(In thousands)

Years Ending December 31,
2010	$793
2011	642
2012	601
2013	5

Approximately 87% of the Partnerships future minimum rental payments are derived from the Houston corporate office space sublease which commenced September 1, 2009 and terminates December 31, 2012. The leasing agreement contains a 4 month rent holiday to be taken from the commencement date. A $1.6 million fee was paid to terminate the Denver corporate office space lease on November 15, 2009. Total rental expense incurred for the years ended December 31, 2007, 2008 and 2009 was approximately $555,000, $950,000 and $3,003,000, respectively.

QA HOLDINGS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Capital Lease Commitments

At December 31, 2009, the Partnership has a long-term capital lease extending through 2012 covering office furniture and equipment. The Partnership’s future minimum rental payments under this lease as of December 31, 2009 are as follows:

(In thousands)

Years Ending December 31,
2010	$51
2011	51
2012	51

Total minimum lease payments	153
Less: Amount representing interest	2

Present value of net minimum lease payments	$151

(c)	Property Reclamation Deposit

In connection with the 2006 Gulf Coast acquisition between ExxonMobil Corporation and QRM, the Partnership was required to deposit $10 million into an escrow account as security for abandonment and remediation obligations. As of December 31, 2008 and December 31, 2009, $10.7 million was recorded in other assets related to the deposit. In addition to the cash deposit, the Partnership was required to provide a $3 million letter of credit. The agreement requires an additional $3 million letter of credit to be issued in favor of the seller each year through 2012. Letters of credit totaling $12.0 million had been issued as of December 31, 2009. The Partnership is required to maintain the escrow account in effect for three years after all abandonment and remediation obligations have been completed. The funds in the escrow account are not to be returned to the Partnership until the later of three years after satisfaction of all abandonment obligations or December 31, 2026. At certain dates subsequent to closing, the Partnership has the right to request a refund of a portion or all of the property reclamation deposit. Granting of the request is at the seller’s sole discretion.

(13)	Major Customers

During 2007, Shell Trading US Company, ExxonMobil Corporation, and ConocoPhillips Company accounted for 29%, 16% and 13%, respectively, of the Partnership’s revenues.

During 2008, Shell Trading US Company accounted for 51% of the Partnership’s revenues and was the only customer accounting for more than 10% of the Partnership’s revenues.

During 2009, the customers accounting for more than 10% of the Partnership’s revenues were, Shell Trading US Company (19%), Sunoco Inc. R&M (12%) and Plains Marketing LP (11%).

Because there are numerous other parties available to purchase the Partnership’s oil and gas production, the Partnership believes that the loss of any individual purchaser would not materially affect its ability to sell its natural gas or crude oil production.

(14)	Subsequent Events

Quantum Resources Management LLC, a wholly owned subsidiary of the Partnership, signed a purchase and sale agreement on March 31, 2010 to acquire certain oil and gas assets from Denbury Resources, Inc. for $900 million. The assets are located in the Permian Basin, Mid Continent and East Texas. The current production is approximately 12,000 boe/day net. The proved reserves are estimated to

QA HOLDINGS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

be 77 Mmboe at May 1, 2010. The acquisition price is expected to be paid in cash from the proceeds of a combination of equity (cash calls to partners) and debt and is expected to close in mid-May.

Quantum Resources Management LLC, a wholly owned subsidiary of the Partnership, signed and closed a purchase agreement on March 31, 2010 to acquire land within the Jay field from International Paper Company for $3.1 million.

The Partnership has evaluated events subsequent to December 31, 2009 through the date of issuance of these financial statements on April 30, 2010.

(15)	Supplemental Oil and Gas Disclosures

(a)	Capitalized Costs

The following table sets forth the capitalized costs related to the Partnership’s oil and natural gas producing activities at December 31, 2008 and 2009 (in thousands):

	2008	2009

Proved properties	$677,228	$709,552
Less: Accumulated depreciation, depletion, amortization and impairment	(544,020)	(589,694)

Proved properties, net	133,208	119,858
Unproved properties	—	—

Total oil and gas properties, net	$133,208	$119,858

Pursuant to the FASB’s authoritative guidance on asset retirement obligations, net capitalized costs include asset retirement costs of $38.1 million and $29.6 million at December 31, 2008 and 2009, respectively.

(b)	Costs Incurred

The following table sets forth the capitalized costs incurred in the Partnership’s property acquisition, exploration and development activities for the years ended December 31, 2007, 2008 and 2009 (in thousands):

	2007	2008	2009

Acquisition of proved properties	$17,154	$391	$49,145
Development costs	41,128	88,916	7,152

Total costs incurred for acquisition and development activities	$58,282	$89,307	$56,297

(c)	Estimated Proved Reserves (Unaudited)

Recent SEC and FASB Guidance:

In December 2008 the SEC published the final rules and interpretations updating its oil and gas reporting requirements. The Partnership adopted the rules effective December 31, 2009, and the rule changes, including those related to pricing and technology, are included in the Partnership’s reserve estimates.

QA HOLDINGS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In January 2010 the FASB aligned ASC Topic 932, with the aforementioned SEC requirements. Please refer to the section entitled New Accounting Pronouncements under Note 2 — Summary of Significant Accounting Policies for additional discussion regarding both adoptions.

Third Party Reserves Estimates:

The reserve estimates at December 31, 2007 and 2008 in the table below were based on reserve reports prepared by Netherland, Sewell & Associates, Inc., independent reserve engineers, using the FASB rules in effect at each year end. The reserve estimates at December 31, 2009 presented in the table below were based on reserve reports prepared by Miller & Lents, Ltd., independent reserve engineers, using the new FASB and SEC rules in effect at December 31, 2009. See Note 2 — Summary of Significant Accounting Policies for additional discussion regarding both adoptions.

Oil and Gas Reserve Quantities:

Proved oil and natural gas reserves are the estimated quantities of crude oil and natural gas that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under existing economic and operating conditions (i.e., prices and costs) existing at the time the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangement, but not on escalations based on future conditions. All of the Partnership’s oil and natural gas producing activities were conducted within the continental United States.

Proved developed oil and natural gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and natural gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included as “proved developed reserves” only after testing by a pilot project or after the operations of an installed program has confirmed through production response that the increased recovery will be achieved.

The Partnership emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries and undeveloped locations are more imprecise than estimates of established producing oil and gas properties. Accordingly, these estimates are expected to change as future information becomes available.

QA HOLDINGS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Following is a summary of the proved developed and total proved oil and natural gas reserves attributed to the Partnership’s operations (in thousands):

	Oil	Natural gas
	(MBbl)	(MMcf)
	(In thousands)

Proved reserves:
Balance, January 1, 2007	23,505	88,850
Purchases of reserves in place	1,197	4,870
Revisions of previous estimates	333	636
Production	(1,788)	(5,476)

Balance, December 31, 2007	23,247	88,880
Purchase of reserves in place	—	—
Revisions of previous estimates	(13,312)	(48,547)
Production	(1,753)	(5,590)

Balance, December 31, 2008	8,182	34,743
Purchase of reserves in place	1,589	20,169
Sale of reserves in place	(442)	(5,981)
Revisions of previous estimates	2,011	1,760
Production	(946)	(5,359)

Balance, December 31, 2009	10,394	45,332

Proved developed reserves:
December 31, 2007	19,508	80,813
December 31, 2008	6,301	33,224
December 31, 2009	8,757	44,879

Purchases of Reserves in Place:

The 1,589 MBbl of oil and 20,169 MMcf of natural gas purchased in 2009, was associated with the Shongaloo Properties acquisition. See Section entitled Acquisition of Shongaloo Properties under Note 3 — Acquisition and Divestitures of Assets for additional discussion. The Partnership did not purchase any reserves in place in 2008. 1,197 MBbl of oil and 4,870 MMcf of natural gas was purchased in 2007 in our Gulf Coast region.

Sale of Reserves in Place:

In 2009, the Partnership sold a portion of its non-core oil and gas properties in Alabama, Colorado, Louisiana, New Mexico and Texas representing approximately 8% of total production. See Section entitled Divestiture of Non-core Assets under Note 3 — Acquisition and Divestitures of Assets for additional discussion.

Revisions of Previous Estimates:

In 2009, the Partnership had net positive revisions of 2,011 MBbl of oil and 1,760 MMcf of natural gas, primarily due to higher commodity prices in 2009 as compared to the prices at the end of 2008.

In 2008, the Partnership had net negative revisions of 13,312 MBbl of oil and 48,547 MMcf of natural gas. The reserves in the Jay Field were deemed uneconomic at December 31, 2008. The volumes

QA HOLDINGS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

removed were 1,330 MBbl and 17,109 MMcf. The negative revisions were attributable to higher operating costs and lower prices for production.

In 2007, the Partnership had net positive revision of 333 MBbl of oil and 636 MMcf of natural gas, which were not deemed significant.

(d)	Standardized Measure of Discounted Future Net Cash Flows (Unaudited)

Future oil and natural gas sales and production and development costs have been estimated in accordance with the Final Rule. See section entitled New Accounting Pronouncements under Note 2 — Summary of Significant Accounting Policies for additional discussion regarding adoption.

The Standardized Measure represents the present value of estimated future cash inflows from proved oil and natural reserves, less future development, production, plugging and abandonment costs, discounted at 10% per annum to reflect timing of future cash flows. Production costs do not include depreciation, depletion and amortization of capitalized acquisition, exploration and development costs.

Our estimated proved reserves and related future net revenues and Standardized Measure were determined using index prices for oil and natural gas, without giving effect to derivative transactions, and were held constant throughout the life of the properties. The index prices were $92.50/Bbl for oil and $6.79/MMbtu for natural gas at December 31, 2007, $41.00/Bbl for oil and $5.71/MMbtu for natural gas at December 31, 2008, and the unweighted arithmetic average first-day of-the-month prices for the prior 12 months were $61.18/Bbl for oil and $3.87/MMbtu for natural gas at December 31, 2009. These prices were adjusted by lease for quality, transportation fees, geographical differentials, marketing bonuses or deductions and other factors affecting the price received at the wellhead. The impact of the adoption of the FASB’s authoritative guidance on the SEC oil and gas reserve estimation final rule on our financial statements is not practicable to estimate due to the operation and technical challenges associated with calculating a cumulative effect of adoption by preparing reserve reports under both the old and new rules.

Changes in the demand for oil and natural gas, inflation, and other factors made such estimates inherently imprecise and subject to substantial revision. This table should not be construed to be an estimate of current market value of the proved reserves attributable to the Partnership’s reserves.

The estimated standardized measure of discounted future net cash flows relating to the Partnership’s proved reserves at December 31, 2007, 2008 and 2009 is shown below (in thousands):

	2007	2008	2009

Future cash inflows	$2,684,296	$519,797	$707,028
Future production costs	(1,104,037)	(267,822)	(295,678)
Future development costs	(135,246)	(29,637)	(23,713)

Future net cash flows	1,445,013	222,338	387,637
10 percent annual discount	(666,194)	(90,754)	(170,762)

Standardized measure of discounted future net cash flows relating to proved reserves	$778,819	$131,584	$216,875

The above table does not include the effects of income taxes on future net revenues because as of December 31, 2007, 2008 and 2009, the Partnership was not subject to entity-level taxation. Accordingly, no provision for federal or state corporate income taxes has been provided because taxable income is passed through to the Partners.

QA HOLDINGS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth the changes in the standardized measure of discounted future net cash flows applicable to the Partnership’s proved oil and natural gas reserves for the years ended December 31, 2007, 2008 and 2009 (in thousands):

	2007	2008	2009

Beginning of period	$451,041	$778,820	$131,584
Purchases of reserves in place	42,039	—	51,202
Sales of reserves in place	—	—	(10,106)
Revisions of previous estimates	9,436	(208,042)	33,930
Changes in future development cost, net	(38,888)	75,446	3,149
Development cost incurred during the year that reduce future development costs	6,901	9,921	1,853
Net change in prices	306,823	(384,057)	51,552
Sales, net production costs	(71,798)	(127,756)	(23,724)
Changes in timing and other	28,162	(90,630)	(35,723)
Accretion of discount	45,104	77,882	13,158

End of period	$778,820	$131,584	$216,875

QA Holdings share of Ute Energy, LLC

The following disclosures required under GAAP represent QA Holding’s share of UE’s reserves and UE’s oil and gas operations, which are all located in the Note 4 in our consolidated financial statements contain additional information regarding our relationship with UE.

(a)	Capitalized Costs

The following table summarizes the carrying value of our portion of UE’s consolidated oil and gas assets at December 31, and 2009 (in thousands):

2009

Proved properties	12,020
Less: Accumulated depreciation, depletion, amortization and impairment	(3,705)

Proved properties, net	8,315
Unproved properties	268

Total oil and gas properties, net	8,583

Pursuant to the FASB’s authoritative guidance on asset retirement obligations, net capitalized costs include asset retirement costs of $360 thousand at December 31, 2009.

(b)	Costs Incurred

The following table sets forth our share of capitalized costs incurred in UE’s property acquisition, exploration and development activities for the year ended December 31, 2009 (in thousands):

2009

Acquisition of proved properties	—
Development costs	2,787

Total costs incurred for acquisition and development activities	2,787

QA HOLDINGS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Estimated Proved Reserves

Oil and Gas Reserve Quantities:

All of UE’s oil and natural gas producing activities were conducted within the continental United States. Following is a summary of our share of the proved developed and total proved oil, NGLs and natural gas reserves attributed to UE’s operations (in thousands):

	Oil & NGLs	Natural gas
	(MBbl)	(MMcf)
	(In thousands)

Proved reserves:
Balance, December 31, 2008	227	900
Extensions, discoveries and other additions	281	660
Divesture of reserves	(1)	(38)
Revisions of previous estimates	551	1,274
Production	(55)	(193)

Balance, December 31, 2009	1,003	2,603

Proved developed reserves:
December 31, 2009	283	1,078

Revisions of Previous Estimates:

In 2009, UE had net positive revisions of 551 MBbl of oil and NGLs and 1,274 MMcf of natural gas, primarily due to certain proved undeveloped locations being economical at December 31, 2009.

(d)	Standardized Measure of Discounted Future Net Cash Flows

Our share of UE’s estimated proved reserves and related future net revenues and Standardized Measure were determined using index prices for oil and natural gas, without giving effect to derivative transactions, and were held constant throughout the life of the properties. The were unweighted arithmetic average first-day of-the-month prices for the prior 12 months were $49.80/Bbl for oil and $3.14/MMbtu for natural gas at December 31, 2009. These prices were adjusted by lease for quality, transportation fees, geographical differentials, marketing bonuses or deductions and other factors affecting the price received at the wellhead.

The estimated standardized measure of discounted future net cash flows relating to our share of UE’s proved reserves at December 31, 2009 is shown below (in thousands):

2009

Future cash inflows	$57,291
Future production costs	(23,008)
Future development costs	(15,711)

Future net cash flows	18,572
10 percent annual discount	(9,625)

Standardized measure of discounted future net cash flows relating to proved reserves	$8,947

The above table does not include the effects of income taxes on future net revenues because as of December 31, 2009, UE was not subject to entity-level taxation. Accordingly, no provision for federal or

QA HOLDINGS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

state corporate income taxes has been provided because taxable income is passed through to the Partners of UE.

The following table sets forth the changes in the standardized measure of discounted future net cash flows applicable to our share of UE’s proved oil and NGLs and natural gas reserves for the year ended December 31, 2009 (in thousands):

2009

Beginning of period	$3,514
Extensions, discoveries and other additions	2,952
Sales of reserves in place	(65)
Revisions of previous estimates	2,374
Changes in future development cost, net	210
Development cost incurred during the year that reduce future development costs	106
Net change in prices	192
Sales, net production costs	(1,340)
Changes in timing and other	653
Accretion of discount	351

End of period	$8,947

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
QA Global GP, LLC:

In our opinion, the accompanying statements of revenues and direct operating expenses present fairly, in all material respects, the revenue and direct operating expenses of the Encore properties which were acquired from Denbury Resources, Inc. by Quantum Resources Management, LLC (the “Acquired Encore Properties”) as described in Note 1 for each of the three years ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements reflect the revenues and direct operating expenses of the Acquired Encore Properties as described in Note 1 and is not intended to be a complete presentation of the financial position, results of operations or cash flows of the Acquired Encore Properties.

/s/ PricewaterhouseCoopers LLP

Houston, Texas
September 29, 2010

ACQUIRED ENCORE PROPERTIES

STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES
(IN THOUSANDS)

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(Unaudited)

Natural gas, oil and natural gas liquids revenue	$111,447	$170,570	$124,526	$21,463	$49,593
Direct operating expenses	30,575	38,234	40,803	7,495	13,707

Revenues in excess of operating expenses	$80,872	$132,336	$83,723	$13,968	$35,886

The accompanying notes are an integral part of these financial statements.

ACQUIRED PROPERTIES

NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

1.  Basis of Presentation

The accompanying statements present the revenues and direct operating expenses of working interests of certain oil and natural gas properties and related assets, primarily located in the Permian Basin in West Texas and southeastern New Mexico; the Mid-continent area, which includes the Anadarko Basin in Oklahoma, Texas, and Kansas; and the East Texas Basin (“Acquired Properties”) acquired by Quantum Resources Management, LLC (“Quantum”) on May 14, 2010 from Encore Operating L.P. (“Encore”) for the years ended December 31, 2007, 2008, and 2009.

The accompanying statements of revenues and direct operating expenses are presented on the accrual basis of accounting and were derived from the historical accounting records of Encore. Revenues and direct operating expenses relate to the historical net revenue interest and net working interest, respectively, in the Acquired Properties. Natural gas, oil and natural gas liquids revenues are recognized when production is sold to a purchaser at a fixed or determinable price when delivery has occurred and title has transferred, and if collectability of the revenue is probable. Revenues are reported net of overriding and other royalties due to third parties. Direct operating expenses include lease and well repairs, production and ad valorem taxes, gathering and transportation, maintenance, utilities, payroll and other direct operating expenses.

During the periods presented, the Acquired Properties were not accounted for as a separate division by Encore and therefore certain costs such as depreciation, depletion and amortization, accretion of asset retirement obligation, general and administrative expenses, interest, and corporate income taxes were not allocated to the individual properties. Complete separate financial statements prepared in accordance with generally accepted accounting principles are not presented because the information necessary to prepare such complete statements, reflecting financial position, results of operations, stakeholder equity and cash flows of the Acquired Properties, is neither readily available on an individual property basis nor practicable to obtain in these circumstances. Accordingly, the historical statements of revenues and direct operating expenses of the Acquired Properties are presented in lieu of the financial statements required under Rule 3-05 of the Securities and Exchange Commission Regulation S-X. The results set forth in these financial statements may not be representative of future operations.

2.  Unaudited Interim Statements

The accompanying statements of revenues and direct operating expenses for the three month periods ended March 31,2010 and 2009 are unaudited. The unaudited interim statements of revenues and direct operating expenses have been prepared on the same basis as the annual statement of revenues and direct operating expenses and, in the opinion of management, reflect all adjustments necessary to fairly present the Acquired Properties’ excess of revenue over direct operating expenses for the three month periods ended March 31, 2010 and 2009.

3.  Subsequent Events

Management has evaluated events subsequent to December 31, 2009 through the date of issuance of these statements of revenues and direct operating expenses on September 29, 2010.

4.  Supplemental Oil and Gas Reserve and Standardized Measure Information (Unaudited)

The following oil and gas reserve information was prepared by Quantum based upon information provided by Encore.

Estimated Quantities of Oil and Gas Reserves.  All of the Acquired Properties and associated reserves are located in the continental United States. The following table presents the estimated

ACQUIRED PROPERTIES

NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES — (Continued)

remaining net proved and proved developed oil and gas reserves of the Acquired Properties at December 31, 2007, 2008, and 2009, estimated by Encore’s petroleum engineers, and the related summary of changes in estimated quantities of net remaining proved reserves during the year.

	2007		2008		2009
	Oil(1)	Gas	Oil(1)	Gas	Oil(1)	Gas
	(MBbls)	(MMcf)	(MBbls)	(MMcf)	(MBbls)	(MMcf)

Proved Reserves
Beginning of year	16,186	64,592	16,413	89,703	13,614	107,997
Revisions of previous estimates	851	6,174	(2,478)	3,005	882	(4,767)
Extensions and discoveries	254	26,496	589	25,394	236	11,429
Acquisitions of minerals in place	—	—	—	—	5,822	84,928
Production	(878)	(7,559)	(910)	(10,105)	(1,052)	(15,084)

End of year	16,413	89,703	13,614	107,997	19,502	184,503

Proved developed reserves, end of year	11,867	64,896	9,496	90,111	15,136	163,200

(1)	Includes NGLs

Standardized Measure of Discounted Future Net Cash Flows.  The standardized measure of discounted future net cash flows as of December 31, 2007, 2008, and 2009 was computed by applying the year end prices for 2007 and 2008 and the twelve month average for the first day of each month for 2009 of oil and gas ($7.47, $5.62, and per $3.83 mcf of gas, respectively, and $96.01, $44.60, and $61.18 per barrel of oil, respectively), adjusted for transportation fees and regional price differentials, to the estimated future production of proved oil and gas reserves less estimated future expenditures to be incurred in developing and producing the proved reserves, discounted using an annual rate of 10% to reflect the estimated timing of the future cash flows. Income taxes are excluded because the property interests included in the acquisition represent only a portion of a business for which income taxes are not estimable. Extensive judgments are involved in estimating the timing of production and the costs that will be incurred throughout the remaining lives of the properties. Accordingly, the estimates of future net cash flows from proved reserves and the present value may be materially different from subsequent actual results. The standardized measure of discounted net cash flows does not purport to present, nor should it be interpreted to present, the fair value of the Acquired Properties’ oil and gas reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, and anticipated future changes in prices and costs. The following table sets forth estimates of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves as of December 31, 2007, 2008, and 2009 (in thousands).

	As of December 31,
	2007	2008	2009

Future cash inflows from production	$2,057,805	$1,160,702	$1,746,352
Future production costs	(677,317)	(481,453)	(739,022)
Future development costs	(96,497)	(80,255)	(64,968)

Future net cash flows	1,283,991	598,994	942,362
10% annual discount	(724,233)	(311,995)	(456,130)

Standardized measure of discounted future net cash flows	$559,758	$286,999	$486,232

ACQUIRED PROPERTIES

NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES — (Continued)

Changes in the standardized measure of future net cash flows related to proved oil and gas reserves are as follows for the year ended December 31, 2007, 2008, and 2009 (in thousands).

	Year Ended December 31,
	2007	2008	2009

Standardized measure, beginning of year	$293,151	$559,758	$286,999
Revenues less production and other costs	(80,724)	(131,944)	(83,381)
Net changes in prices, production and other costs	211,870	(275,330)	31,401
Net development costs incurred	29,463	29,463	29,203
Net changes in future development costs	(15,798)	6,336	471
Extensions, discoveries and improved recoveries	58,891	50,552	13,591
Revisions of previous quantity estimates	33,370	(25,924)	14,892
Purchases of minerals in place	—	—	162,774
Accretion of discount	29,315	55,976	28,700
Timing differences and other	220	18,112	1,582

Standardized measure, end of year	$559,758	$286,999	$486,232

Independent Auditors’ Report

The Board of Directors and Stockholders
EXCO Resources, Inc.:

We have audited the accompanying statements of revenues and direct operating expenses of EXCO Resources, Inc.’s divested properties subsequently acquired by Quantum Resources Management, LLC (“the Properties”) for the years ended December 31, 2007 and December 31, 2008; and the period from January 1, 2009 to August 11, 2009. These statements are the responsibility of the Properties’ management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the properties’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying statements referred to above were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission. The statements are not intended to be a complete presentation of the revenues and expenses for the Properties.

In our opinion, the statements referred to above present fairly, in all material respects, the revenues and direct operating expenses of EXCO Resources, Inc.’s divested properties subsequently acquired by Quantum Resources Management, LLC for the years ended December 31, 2007 and December 31, 2008; and the period from January 1 to August 11, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Dallas, Texas
September 27, 2010

EXCO Resources, Inc.’s divested properties
Subsequently acquired by Quantum Resources Management, LLC

Statements of Revenues and Direct Operating Expenses
Period from January 1, 2009 to August 11, 2009
and the Years ended December 31, 2008 and 2007

	Period from
	January 1, 2009	Year Ended	Year Ended
	to August 11, 2009	December 31, 2008	December 31, 2007
	(In thousands)

Revenues
Oil and natural gas revenues	$36,451	$155,114	$100,081

Direct operating expenses:
Lease operating expenses	10,524	17,875	11,668
Ad valorem and severance taxes	3,546	10,894	7,073
Total direct operating expenses	14,070	28,769	18,741

Excess of revenues over direct operating expenses	$22,381	$126,345	$81,340

See accompanying notes to statements of revenues and direct operating expenses.

EXCO RESOURCES, INC.’S DIVESTED PROPERTIES
SUBSEQUENTLY ACQUIRED BY QUANTUM RESOURCES MANAGEMENT, LLC

NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES
PERIOD FROM JANUARY 1, 2009 TO AUGUST 11, 2009
AND THE YEARS ENDED DECEMBER 31, 2008 AND 2007

Note 1.	Basis of Presentation

On June 29, 2009, EXCO Resources, Inc. (EXCO) entered into an agreement with Encore Operating, L.P. (Encore) to sell its Norge Marchand Unit in Grady County, Oklahoma, other selected Oklahoma, Kansas and Texas Panhandle assets, and a separate agreement to sell its Gladewater Field and Overton Field assets in Gregg, Upshur and Smith Counties, Texas (Divested Properties). Both asset sales closed on August 11, 2009 for cash purchase prices of $197.7 million and $154.3 million, respectively, after final closing adjustments. On March 9, 2010, Encore was merged with and into Denbury Resources Inc. (Denbury). On May 14, 2010, Denbury sold certain oil and natural gas properties and related assets to Quantum Resources Management, LLC (Quantum). A portion of the properties acquired by Quantum were part of EXCO’s divested properties to Encore. The accompanying statements of revenues and direct operating expenses are related to only the properties divested by EXCO which were subsequently acquired by Quantum (Quantum Properties).

Historical financial statements prepared in accordance with accounting principles generally accepted in the United States of America have never been prepared for the Quantum Properties. The accompanying statements of revenues and direct operating expenses related to the Quantum Properties were prepared from the historical accounting records of EXCO.

Certain indirect expenses, as further described in Note 4, were not allocated to the Quantum Properties and have been excluded from the accompanying statements. Any attempt to allocate these expenses would require significant and judgmental allocations, which would be arbitrary and may not be indicative of the performance of the properties on a stand-alone basis.

These statements of revenues and direct operating expenses do not represent a complete set of financial statements reflecting financial position, results of operations, stakeholders’ equity and cash flows of the Quantum Properties and are not necessarily indicative of the results of operations for the Quantum Properties going forward.

Note 2.	Significant Accounting Policies

Use of Estimates

Accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the amounts reported in the statements of revenues and direct operating expenses. Actual results could be different from those estimates.

Revenue Recognition

EXCO uses the sales method of accounting for oil and natural gas revenues. Under the sales method, revenues are recognized based on actual volumes of oil and natural gas sold to purchasers. There were no significant imbalances with other revenue interest owners during any of the periods presented in these statements.

Direct Operating Expenses

Direct operating expenses, which are recognized on an accrual basis, relate to the direct expenses of operating the Quantum Properties. The direct operating expenses include lease operating, ad valorem tax and production tax expense. Lease operating expenses include lifting costs, well repair expenses, surface repair expenses, well workover costs and other field expenses. Lease operating expenses also

EXCO RESOURCES, INC.’S DIVESTED PROPERTIES
SUBSEQUENTLY ACQUIRED BY QUANTUM RESOURCES MANAGEMENT, LLC

NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES — (Continued)

include expenses directly associated with support personnel, support services, equipment and facilities directly related to oil and natural gas production activities.

Note 3.	Contingencies

The activities of the Quantum Properties are subject to potential claims and litigation in the normal course of operations. EXCO management does not believe that any liability resulting from any pending or threatened litigation will have a materially adverse effect on the operations or financial results of the Quantum Properties.

Note 4.	Excluded Expenses

The Quantum Properties were part of a much larger enterprise prior to the date of the sale by EXCO to Encore. Indirect general and administrative expenses, interest, income taxes, and other indirect expenses were not allocated to the Quantum Properties and have been excluded from the accompanying statements. In addition, any allocation of such indirect expenses may not be indicative of costs which would have been incurred by the Quantum Properties on a stand-alone basis.

Also, depreciation, depletion, and amortization have been excluded from the accompanying statements of revenues and direct operating expenses as such amounts would not be indicative of the depletion calculated on the Quantum properties on a stand-alone basis.

Note 5.	Supplemental Information relating to oil and natural gas producing activities (unaudited)

On December 31, 2008, the SEC issued Release No. 33-8995, amending its oil and natural gas reporting requirements for oil and natural gas producing companies. The effective date of the new accounting and disclosure requirements is for annual reports filed for fiscal years ending on or after December 31, 2009. Companies are not permitted to comply at an earlier date. Among other things, Release No. 33-8995:

•	Revises a number of definitions relating to oil and natural gas reserves to make them consistent with the Petroleum Resource Management System, which includes certain non-traditional resources in proved reserves;

•	Permits the use of new technologies for determining oil and natural gas reserves;

•	Requires the use of average prices for the trailing twelve-month period in the estimation of oil and natural gas reserve quantities and, for companies using the full cost method of accounting, in computing the ceiling limitation test, in place of a single day price as of the end of the fiscal year;

•	Permits the disclosure in filings with the SEC of probable and possible reserves and sensitivity of our proved oil and natural gas reserves to changes in prices;

•	Requires additional disclosures (outside of the financial statements) regarding the status of undeveloped reserves and changes in status of these from period to period; and

•	Requires a discussion of the internal controls in place in the reserve estimation process and disclosure of the technical qualifications of the technical person having primary responsibility for preparing the reserve estimates.

The reserve information was generated using the reserve reporting rules in place as of August 11, 2009.

EXCO RESOURCES, INC.’S DIVESTED PROPERTIES
SUBSEQUENTLY ACQUIRED BY QUANTUM RESOURCES MANAGEMENT, LLC

NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES — (Continued)

Estimated Quantities of Proved Reserves

EXCO retained independent engineering firms to provide annual year-end estimates of its future net recoverable proved oil and natural gas reserves for 2007 and 2008. Estimates of Proved Reserves as of August 11, 2009 were estimated by EXCO’s internal engineering staff. The estimated proved net recoverable reserves presented below include only those quantities that were expected to be commercially recoverable at prices and costs in effect at the balance sheet dates under the then existing regulatory practices and with conventional equipment and operating methods. Proved Developed Reserves represent only those reserves estimated to be recovered through existing wells. Proved Undeveloped Reserves include those reserves that may be recovered from new wells on undrilled acreage or from existing wells on which a relatively major expenditure for recompletion or secondary recovery operations is required. All of the Quantum Properties’ Proved Reserves are located onshore in the continental United States of America.

Discounted future cash flow estimates like those shown below are not intended to represent estimates of the fair value of our oil and natural gas properties. Estimates of fair value should also consider unproved reserves, anticipated future oil and natural gas prices, interest rates, changes in development and production costs and risks associated with future production. Because of these and other considerations, any estimate of fair value is subjective and imprecise.

The following table sets forth estimates of the proved oil and natural gas reserves (net of royalty interests) for the Quantum Properties and changes therein, for the periods indicated.

Estimated Quantities of Proved Reserves

	Oil	Natural Gas
	(Bbls)	(Mcf)	Mcfe(1)
	(Amounts in thousands)

January 1, 2007	1,774	131,279	141,923
Purchases of reserves in place	3,986	33,658	57,574
Extensions and discoveries	8	1,544	1,592
Revisions of previous estimates	(260)	(14,872)	(16,432)
Production	(384)	(10,550)	(12,854)

December 31, 2007	5,124	141,059	171,803
Purchases of reserves in place	—	—	—
Extensions and discoveries	26	5,187	5,343
Revisions of previous estimates	123	13,335	14,073
Production	(520)	(11,745)	(14,865)

December 31, 2008	4,753	147,836	176,354
Purchases of reserves in place	—	—	—
Extensions and discoveries	—	—	—
Revisions of previous estimates	804	(30,235)	(25,411)
Production	(273)	(6,156)	(7,794)

August 11, 2009	5,284	111,445	143,149

(1)	Mcfe — one thousand cubic feet equivalent calculated by converting one Bbl of oil to six Mcf of natural gas.

EXCO RESOURCES, INC.’S DIVESTED PROPERTIES
SUBSEQUENTLY ACQUIRED BY QUANTUM RESOURCES MANAGEMENT, LLC

NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES — (Continued)

Standardized Measure of Discounted Future Net Cash Flows

We have summarized the Standardized Measure related to our proved oil, natural gas and NGL reserves. We have based the following summary on a valuation of Proved Reserves using discounted cash flows based on year end prices, costs and economic conditions and a 10% discount rate. The additions to Proved Reserves from the purchase of reserves in place and new discoveries and extensions could vary significantly from year to year; additionally, the impact of changes to reflect current prices and costs of reserves proved in prior years could also be significant. Accordingly, you should not view the information presented below as an estimate of the fair value of our oil and natural gas properties, nor should you consider the information indicative of any trends.

Estimated Quantities of Proved Developed Reserves

	Oil	Natural gas
	(Bbls)	(Mcf)	Mcfe(1)
	(In thousands)

August 11, 2009	5,150	98,356	129,256
December 31, 2008	4,573	132,185	159,623
December 31, 2007	4,756	112,823	141,359

(1)	Mcfe — one thousand cubic feet equivalent calculated by converting one Bbl of oil to six Mcf of natural gas.

EXCO RESOURCES, INC.’S DIVESTED PROPERTIES
SUBSEQUENTLY ACQUIRED BY QUANTUM RESOURCES MANAGEMENT, LLC

NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES — (Continued)

Standardized Measure of Oil and Gas

(Amounts in thousands)

August 11, 2009:
Future cash inflows	$753,192
Future production costs	(284,671)
Future development costs	(65,742)
Future income taxes	(45,215)

Future net cash flows	357,564
Discount of future net cash flows at 10% per annum	(171,919)

Standardized measure of discounted future net cash flows	$185,645

As of December 31, 2008:
Future cash inflows	$986,230
Future production costs	(425,031)
Future development costs	(107,331)
Future income taxes	(36,069)

Future net cash flows	417,799
Discount of future net cash flows at 10% per annum	(200,654)

Standardized measure of discounted future net cash flows	$217,145

As of December 31, 2007:
Future cash inflows	$1,368,779
Future production costs	(375,087)
Future development costs	(112,823)
Future income taxes	(167,645)

Future net cash flows	713,224
Discount of future net cash flows at 10% per annum	(323,371)

Standardized measure of discounted future net cash flows	$389,853

During recent years, prices paid for oil and natural gas have fluctuated significantly. The spot prices at August 11, 2009 and December 31, 2008 and 2007 used in the above table were $69.45, 44.60 and $95.92 per Bbl of oil, respectively, and $3.55, $5.71 and $6.80 per Mmbtu of natural gas, respectively, in each case adjusted for historical differences.

EXCO RESOURCES, INC.’S DIVESTED PROPERTIES
SUBSEQUENTLY ACQUIRED BY QUANTUM RESOURCES MANAGEMENT, LLC

NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES — (Continued)

The following table sets forth the changes in standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves for the periods indicated.

Changes in Standardized Measure

(In thousands)

Period ended August 11, 2009
Sales of oil and natural gas produced, net of production costs	$(22,381)
Net changes in prices and production costs	5,177
Extensions and discoveries, net of future development and production costs	—
Previously estimated development costs incurred during the period	14,456
Changes in estimated future development costs-net	2,678
Revisions of previous quantity estimates	(40,485)
Accretion of discount before income taxes	13,522
Changes in timing and other	(1,128)
Net change in income taxes	(3,339)

Net change	$(31,500)

Year ended December 31, 2008
Sales of oil and natural gas produced, net of production costs	$(126,345)
Net changes in prices and production costs	(175,525)
Extensions and discoveries, net of future development and production costs	431
Previously estimated development costs incurred during the period	23,944
Changes in estimated future development costs-net	(15,691)
Revisions of previous quantity estimates	21,780
Accretion of discount before income taxes	45,472
Changes in timing and other	(8,245)
Net change in income taxes	61,471

Net change	$(172,708)

Year ended December 31, 2007
Sales of oil and natural gas produced, net of production costs	$(81,340)
Purchases of reserves in place	230,749
Net changes in prices and production costs	89,721
Extensions and discoveries, net of future development and production costs	4,653
Previously estimated development costs incurred during the period	26,078
Changes in estimated future development costs-net	(9,558)
Revisions of previous quantity estimates	(49,067)
Accretion of discount before income taxes	22,068
Changes in timing and other	5,507
Net change in income taxes	(41,489)

Net change	$197,322

APPENDIX A

FORM OF

AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP

OF

QR ENERGY, LP

A-1

APPENDIX B

GLOSSARY OF TERMS

The following includes a description of the meanings of some of the oil and natural gas industry terms used in this prospectus. The definitions of proved developed reserves, proved reserves and proved undeveloped reserves have been excerpted from the applicable definitions contained in Rule 4-10(a) of Regulation S-X.

Adjusted Operating Surplus for any period means:

(a) operating surplus generated with respect to that period (excluding any amounts attributable to the items described in the first bullet point under the definition of “Operating Surplus”; less

(b) any net increase in working capital borrowings with respect to that period; less

(c) any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

(d) any net decrease in working capital borrowings with respect to that period; plus

(e) any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium; plus

(f) any net decrease made in subsequent periods in cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction of adjusted operating surplus in subsequent periods pursuant to the third bullet point above.

Available Cash means, for any quarter all cash and cash equivalents on hand at the end of that quarter:

(a) less, the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for distributions to our unitholders (including our general partner) for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for subordinated units unless it determines that the establishment of reserves will not prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the next four quarters);

(b) plus, if our general partner so determines, all or a portion of cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter.

Working capital borrowings are borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within twelve months from sources other than additional working capital borrowings.

Basin:  A large depression on the earth’s surface in which sediments accumulate.

Bbl:  One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to oil or other liquid hydrocarbons.

Bbl/d:  One Bbl per day.

Boe:  One barrel of oil equivalent, calculated by converting natural gas to oil equivalent barrels at a ratio of six Mcf of natural gas to one Bbl of oil.

Boe/d:  One Boe per day.

Btu:  One British thermal unit, the quantity of heat required to raise the temperature of a one-pound mass of water by one degree Fahrenheit.

Capital Surplus means any distribution of available cash in excess of our cumulative operating surplus. Accordingly, capital surplus would generally be generated by:

•	borrowings (including sales of debt securities) other than working capital borrowings;

•	sales of our equity securities;

•	sales or other dispositions of assets outside the ordinary course of business;

•	capital contributions;

provided that cash receipts from the termination of a commodity hedge or interest rate hedge prior to its specified termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge or interest rate hedge.

Developed Acreage:  The number of acres which are allocated or assignable to producing wells or wells capable of production.

Development Well:  A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

Dry Hole or Well:  A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production would exceed production expenses and taxes.

Exploitation:  A development or other project which may target proven or unproven reserves (such as probable or possible reserves), but which generally has a lower risk than that associated with exploration projects.

Exploratory Well:  A well drilled to find and produce oil and natural gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir or to extend a known reservoir.

Field:  An area consisting of a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. The field name refers to the surface area, although it may refer to both the surface and the underground productive formations.

Gross Acres or Gross Wells:  The total acres or wells, as the case may be, in which we have working interest.

MBbls:  One thousand Bbls.

MBbls/d:  One thousand Bbls per day.

MBoe:  One thousand Boe.

MBoe/d:  One thousand Boe per day.

MBtu:  One thousand Btu.

MBtu/d:  One thousand Btu per day.

Mcf:  One thousand cubic feet of natural gas.

Mcf/d:  One Mcf per day.

MMBoe:  One million Boe.

MMBtu:  One million British thermal units.

MMcf:  One thousand Mcf.

Net Acres or Net Wells:  Gross acres or wells, as the case may be, multiplied by our working interest ownership percentage working interest.

Net Production:  Production that is owned by us less royalties and production due others.

Net Revenue Interest:  A working interest owner’s gross working interest in production less the royalty, overriding royalty, production payment and net profits interests.

NGLs:  The combination of ethane, propane, butane and natural gasolines that when removed from natural gas become liquid under various levels of higher pressure and lower temperature.

NYMEX:  New York Mercantile Exchange.

Oil:  Oil and condensate.

Operating Expenditures generally means all of our cash expenditures, including, but not limited to, taxes, reimbursement for expenses of our general partner (including expenses incurred under the services agreement with Quantum Resources Management), payments made to our general partner in respect of the Management Incentive Fee, payments made in the ordinary course of business under commodity hedge contracts, (provided that (i) with respect to amounts paid in connection with the initial purchase of an interest rate hedge contract or a commodity hedge contract, such amounts will be amortized over the life of the applicable interest rate hedge contract or commodity hedge contract and (ii) payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to the expiration of its stipulated settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract), officer compensation, repayment of working capital borrowings, debt service payments (except as otherwise provided herein) and estimated maintenance capital expenditures, provided that operating expenditures will not include:

•	repayment of working capital borrowings deducted from operating surplus pursuant to the penultimate bullet point of the definition of operating surplus below when such repayment actually occurs;

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness, other than working capital borrowings;

•	growth capital expenditures;

•	actual maintenance capital expenditures;

•	investment capital expenditures;

•	payment of transaction expenses relating to interim capital transactions;

•	distributions to our partners; or

•	repurchases of equity interests except to fund obligations under employee benefit plans.

Operating Surplus for any period means:

•	$ million; plus

•	all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions, which include the following:

•	borrowings (including sales of debt securities) that are not working capital borrowings;

•	sales of equity interests;

•	sales or other dispositions of assets outside the ordinary course of business; and

•	capital contributions received;

provided that cash receipts from the termination of a commodity hedge or interest rate hedge prior to its specified termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge or interest rate hedge; plus

•	working capital borrowings made after the end of the period but on or before the date of determination of operating surplus for the period; plus

•	cash distributions paid on equity issued to finance all or a portion of the construction, replacement, acquisition or improvement of a capital improvement or replacement of a capital asset (such as reserves or equipment) in respect of the period beginning on the date that we enter into a binding obligation to commence the construction, replacement, acquisition or improvement of a capital improvement, construction, replacement, acquisition or capital improvement of a capital asset and ending on the earlier to occur of the date the capital improvement or capital asset begins producing in paying quantities or is placed into service, as applicable, and the date that it is abandoned or disposed of; plus

•	cash distributions paid on equity issued (including distributions on common units, if any) to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the capital improvements or capital assets referred to above; less

•	all of our operating expenditures after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred; less

•	any loss realized on disposition of an investment capital expenditure.

Productive Well:  A well that produces commercial quantities of hydrocarbons, exclusive of its capacity to produce at a reasonable rate of return.

Proved Developed Reserves:  Proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods.

Proved Reserves:  Those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible — from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations — prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. The area of the reservoir considered as proved includes (i) the area identified by drilling and limited by fluid contacts, if any, and (ii) adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data. In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons, LKH, as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty. Where direct observation from well penetrations has defined a highest known oil, HKO, elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty. Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when (i) successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (ii) the project has been approved for development by all necessary parties and entities, including governmental entities. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Proved Undeveloped Reserves:  Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.
definition of this term can be viewed on the Web site at http://www.sec.gov/Divisions/corpfin/forms/.

Realized Price:  The cash market price less all expected quality, transportation and demand adjustments.

Recompletion:  The completion for production of an existing wellbore in another formation from that which the well has been previously completed.

Reserve:  That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Reservoir:  A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reserves.

Spacing:  The distance between wells producing from the same reservoir. Spacing is often expressed in terms of acres (e.g., 40-acre spacing) and is often established by regulatory agencies.

Spot Price:  The cash market price without reduction for expected quality, transportation and demand adjustments.

Standardized Measure:  The present value of estimated future net revenue to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC (using prices and costs in effect as of the date of estimation), less future development, production and income tax expenses, and discounted at 10% per annum to reflect the timing of future net revenue. Because we are a limited partnership, we are generally not subject to federal or state income taxes and thus make no provision for federal or state income taxes in the calculation of our standardized measure. Standardized measure does not give effect to derivative transactions.

Subordination Period:  will end on the earlier of:

•	the later to occur of (a) the second anniversary of the closing of this offering and (b) such time as all arrearages, if any, of distributions on the common units have been eliminated; and

•	the removal of our general partner other than for cause, provided that the units held by our general partner and its affiliates are not voted in favor of such removal.

Undeveloped Acreage:  Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

Wellbore:  The hole drilled by the bit that is equipped for oil or gas production on a completed well. Also called well or borehole.

Working Capital Borrowings:  Working capital borrowings are borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within twelve months from sources other than additional working capital borrowings.

Working Interest:  The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

Workover:  Operations on a producing well to restore or increase production.

WTI:  West Texas Intermediate.

Appendix C

September 17, 2010

Mr. Kenneth R. Michie
Vice President – Exploitation
Quantum Resources Management, LLC
Five Houston Center
1401 McKinney Street, Suite 2400
Houston, Texas 77010

Re:	Reserves and Future Net Revenues
As of June 30, 2010
SEC Price Case

Dear Mr. Michie:

At your request, we performed an audit of the estimates of proved reserves of oil, natural gas liquids, and gas and the future net revenues associated with these reserves that Quantum Resources Management, LLC, hereinafter Quantum, attributes to its net interests in certain oil and gas properties as of June 30, 2010. Quantum’s estimates, shown below, are in accordance with the definitions contained in Securities and Exchange Commission Regulation S-X, Rule 4-10(a) as shown in the Appendix.

Reserves and Future Net Revenues as of June 30, 2010

	Net Reserves		Future Net Revenues
				Discounted at
	Liquids,	Gas,	Undiscounted,	10% Per Year,
Reserves Category	MBbls.	MMcf	M$	M$

Proved Developed	12,795.2	46,456.7	582,399.6	319,901.2
Proved Undeveloped	7,775.8	9,936.8	418,008.7	154,257.0

Total Proved	20,571.0	56,393.5	1,000,408.3	474,158.2

We made independent estimates for 99 percent of the proved reserves estimated by Quantum. Based on our investigations and subject to the limitations described hereinafter, it is our judgment that (1) Quantum has an effective system for gathering data and documenting information required to estimate its proved reserves and to project its future net revenues, (2) in making its estimates and projections, Quantum used appropriate engineering, geologic, and evaluation principles and techniques that are in accordance with practices generally accepted in the petroleum industry, and (3) the results of those estimates and projections are, in the aggregate, reasonable.

Two Houston Center  •  909 Fannin Street, Suite 1300  •  Houston, Texas 77010

Telephone 713-651-9455 • Telefax 713-654-9914  •  e-mail: mail@millerandlents.com

Mr. Kenneth R. Michie	September 17, 2010

Vice President – Exploitation	Page 2

All reserves discussed herein are located within the continental United States. Gas volumes were estimated at the appropriate pressure base and temperature base that are established for each well or field by the applicable sales contract or regulatory body. Total gas reserves were obtained by summing the reserves for all the individual properties and are therefore stated herein at a mixed pressure base.

Quantum represents that the future net revenues reported herein were computed based on prices for oil, natural gas liquids, and gas utilizing the 12-month averages of the first-day-of-the-month prices, and are in accordance with Securities and Exchange Commission guidelines. The present value of future net revenues was computed by discounting the future net revenues at 10 per cent per annum. Estimates of future net revenues and the present value of future net revenues are not intended and should not be interpreted to represent fair market values for the estimated reserves.

In conducting our investigations, we reviewed the pertinent available engineering, geological, and accounting information for each well or designated property to satisfy ourselves that Quantum’s estimates of reserves and future production forecasts and economic projections are, in the aggregate, reasonable. We independently selected a sampling of properties in each region.

Reserves estimates were based on decline curve extrapolations, material balance calculations, volumetric calculations, analogies, or combinations of these methods for each well, reservoir, or field. Reserves estimates from volumetric calculations and from analogies are often less certain than reserves estimates based on well performance obtained over a period during which a substantial portion of the reserves were produced.

In making its projections, Quantum estimated yearly well abandonment costs except where salvage values were assumed to offset these expenses. Costs for any possible future environmental claims were not included. Quantum’s estimates include no adjustments for production prepayments, exchange agreements, gas balancing, or similar arrangements. We were provided with no information concerning these conditions, and we have made no investigations of these matters as such was beyond the scope of this investigation.

The evaluations presented in this report, with the exceptions of those parameters specified by others, reflect our informed judgments based on accepted standards of professional investigation but are subject to those generally recognized uncertainties associated with interpretation of geological, geophysical, and engineering information. Government policies and market conditions different from those employed in this study may cause the total quantity of oil, natural gas liquids, or gas to be recovered, actual production rates, prices received, or operating and capital costs to vary from those presented in this report.

In conducting this evaluation, we relied upon, without independent verification, Quantum’s representation of (1) ownership interests, (2) production histories, (3) accounting and cost data, (4) geological, geophysical, and engineering data, (5) development schedules, (6) product price differentials, and, (7) natural gas liquid yields. To a lesser extent, nonproprietary data existing in the files of Miller and Lents, Ltd., and data obtained from commercial services were used.

Mr. Kenneth R. Michie	September 17, 2010

Vice President – Exploitation	Page 3

Miller and Lents, Ltd. is an independent oil and gas consulting firm. No director, officer, or key employee of Miller and Lents, Ltd. has any financial ownership in Quantum. Our compensation for the required investigations and preparation of this report is not contingent on the results obtained and reported, and we have not performed other work that would affect our objectivity. Production of this report was supervised by an officer of the firm who is a professionally qualified and licensed Professional Engineer in the State of Texas with more than 25 years of relevant experience in the estimation, assessment, and evaluation of oil and gas reserves.

If you have any questions regarding this evaluation, or if we can be of further assistance, please contact us.

Very truly yours,

MILLER AND LENTS, LTD.
Texas Registered Engineering Firm No. F-1442

By:	/s/ Roy L. Comer
Roy L. Comer
Vice President

By:	/s/ Carl D. Richard
Carl D. Richard
Senior Vice President

RLC/jj

Appendix

Reserves Definitions In Accordance With
Securities and Exchange Commission Regulation S-X

Reserves

Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

Proved Oil and Gas Reserves

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible — from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations — prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

1. The area of the reservoir considered as proved includes:

a. The area identified by drilling and limited by fluid contacts, if any, and

b. Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

2. In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

3. Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

4. Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

a. Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

b. The project has been approved for development by all necessary parties and entities, including governmental entities.

5. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month

Appendix

period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed Oil and Gas Reserves

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

1. Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

2. Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped Oil and Gas Reserves

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

1. Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

2. Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

3. Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined below, or by other evidence using reliable technology establishing reasonable certainty.

Analogous Reservoir

Analogous reservoirs, as used in resources assessments, have similar rock and fluid properties, reservoir conditions (depth, temperature, and pressure) and drive mechanisms, but are typically at a more advanced stage of development than the reservoir of interest and thus may provide concepts to assist in the interpretation of more limited data and estimation of recovery. When used to support proved reserves, an “analogous reservoir” refers to a reservoir that shares the following characteristics with the reservoir of interest:

1. Same geological formation (but not necessarily in pressure communication with the reservoir of interest);

2. Same environment of deposition;

3. Similar geological structure; and

4. Same drive mechanism.

Reservoir properties must, in aggregate, be no more favorable in the analog than in the reservoir of interest.

Probable Reserves

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

Appendix

1. When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

2. Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

3. Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

4. See also guidelines in Items 4 and 6 under Possible Reserves.

Possible Reserves

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

1. When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

2. Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

3. Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

4. The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

5. Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

6. Pursuant to Item 3 under Proved Oil and Gas Reserves, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

QR Energy, LP

          Common Units

Representing Limited Partner Interests

PROSPECTUS

Wells Fargo Securities
J.P. Morgan
Raymond James
RBC Capital Markets

Until          , 20  (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the FINRA filing fee and the NYSE listing fee, the amounts set forth below are estimates. The underwriters have agreed to reimburse us for a portion of our expenses.

SEC registration fee		$21,390
FINRA filing fee		30,500
NYSE listing fee		*
Printing and engraving expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14.  Indemnification of Directors and Officers.

The partnership agreement of QR Energy, LP provides that the partnership will, to the fullest extent permitted by law but subject to the limitations expressly provided therein, indemnify and hold harmless its general partner, any Departing Partner (as defined therein), any person who is or was an affiliate of the general partner, including any person who is or was a member, partner, officer, director, fiduciary or trustee of the general partner, any Departing Partner, any Group Member (as defined therein) or any affiliate of the general partner, any Departing Partner or any Group Member, or any person who is or was serving at the request of the general partner, including any affiliate of the general partner or any Departing Partner or any affiliate of any Departing Partner as an officer, director, member, partner, fiduciary or trustee of another person, or any person that the general partner designates as a Partnership Indemnitee for purposes of the partnership agreement (each, a “Partnership Indemnitee”) from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Partnership Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as a Partnership Indemnitee, provided that the Partnership Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Partnership Indemnitee is seeking indemnification, the Partnership Indemnitee engaged in fraud, willful misconduct or gross negligence or, a breach of its obligations under the partnership agreement of QR Energy, LP or a breach of its fiduciary duty in the case of a criminal matter, acted with knowledge that the Partnership Indemnitee’s conduct was unlawful. This indemnification would under certain circumstances include indemnification for liabilities under the Securities Act. To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by a Partnership Indemnitee who is indemnified pursuant to the partnership agreement in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the partnership prior to a determination that the Partnership Indemnitee is not entitled to be indemnified upon receipt by the partnership of any undertaking by or on behalf of the Partnership Indemnitee to repay such amount if it shall be determined that the Partnership Indemnitee is not entitled to be indemnified under the partnership agreement provided, however, there shall be no advancement of costs or fees to any

Partnership Indemnitee in the event of a derivative or direct action against such Person brought by at least a Majority in Interest of the Limited Partners. Any indemnification under these provisions will be only out of the assets of the partnership.

QR Energy, LP is authorized to purchase (or to reimburse its general partner for the costs of) insurance against liabilities asserted against and expenses incurred by its general partner, its affiliates and such other persons as the respective general partners may determine and described in the paragraph above in connection with their activities, whether or not they would have the power to indemnify such person against such liabilities under the provisions described in the paragraphs above. The general partner has purchased insurance covering its officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of our general partner or any of its direct or indirect subsidiaries.

Any underwriting agreement entered into in connection with the sale of the securities offered pursuant to this registration statement will provide for indemnification of officers and directors of our general partner, including liabilities under the Securities Act.

Item 15.  Recent Sales of Unregistered Securities.

On September 28, 2010, in connection with the formation of QR Energy, LP, we issued (i) the 0.1% general partner interest in us to QRE GP, LLC for $1 and (ii) the 99.9% limited partner interest in us to The Quantum Aspect Partnership, LP for $999, in each case, in an offering exempt from registration under Section 4(2) of the Securities Act.

There have been no other sales of unregistered securities within the past three years.

Item 16.  Exhibits and Financial Statement Schedules.

(a)  Exhibit Index

Exhibit
Number			Description

1	.1*	—	Form of Underwriting Agreement
3.1		—	Certificate of Limited Partnership of QR Energy, LP
3.2		—	Agreement of Limited Partnership of QR Energy, LP
3	.3*	—	Form of First Amended and Restated Agreement of Limited Partnership of QR Energy, LP (included as Appendix A to the prospectus)
3.4		—	Certificate of Formation of QRE GP, LLC
3.5		—	Limited Liability Company Agreement of QRE GP, LLC
3	.6*	—	Form of Amended and Restated Limited Liability Company Agreement of QRE GP, LLC
5	.1*	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
8	.1*	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters
10	.1*	—	Form of Credit Agreement
10	.2*	—	Form of Contribution, Conveyance and Assumption Agreement
10	.3*	—	Form of QR Energy, LP Long-Term Incentive Plan
10	.4*	—	Form of Omnibus Agreement
10	.5*	—	Form of Services Agreement
10	.6*	—	Form of Tax Sharing Agreement
10	.7*	—	Form of Indemnification Agreement
10.8		—	Stakeholders’ Agreement
21	.1*	—	List of Subsidiaries of QR Energy, LP
23.1		—	Consent of PricewaterhouseCoopers LLP
23.2		—	Consent of KPMG LLP
23.3		—	Consent of KPMG LLP

Exhibit
Number			Description

23.4		—	Consent of Miller and Lents, Ltd.
23	.5*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
23	.6*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
24.1		—	Powers of Attorney (included on the signature page)
99.1		—	Report of Miller and Lents, Ltd. (included as Appendix C to the prospectus)

*	To be filed by amendment.

Item 17.  Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction of the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on September 30, 2010.

QR ENERGY, LP

By: QRE GP, LLC, its general partner

By:	/s/ Alan L. Smith
Alan L. Smith
Chief Executive Officer and Director

Each person whose signature appears below appoints Alan L. Smith and Gregory S. Roden, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them of their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates presented.

Name	Title	Date

/s/ Alan L. Smith Alan L. Smith	Chief Executive Officer and Director (Principal Executive Officer)	September 30, 2010

/s/ Cedric W. Burgher Cedric W. Burgher	Interim Chief Financial Officer (Principal Financial Officer)	September 30, 2010

/s/ Howard K. Selzer Howard K. Selzer	Chief Accounting Officer (Principal Accounting Officer)	September 30, 2010

/s/ John H. Campbell, Jr. John H. Campbell, Jr.	President, Chief Operating Officer and Director	September 30, 2010

/s/ Donald Wolf Donald Wolf	Chairman of the Board	September 30, 2010

/s/ Toby R. Neugebauer Toby R. Neugebauer	Director	September 30, 2010

/s/ S. Wil VanLoh, Jr. S. Wil VanLoh, Jr.	Director	September 30, 2010

EXHIBIT INDEX

(a)  Exhibit Index

Exhibit
Number			Description

1	.1*	—	Form of Underwriting Agreement
3.1		—	Certificate of Limited Partnership of QR Energy, LP
3.2		—	Agreement of Limited Partnership of QR Energy, LP
3	.3*	—	Form of First Amended and Restated Agreement of Limited Partnership of QR Energy, LP (included as Appendix A to the prospectus)
3.4		—	Certificate of Formation of QRE GP, LLC
3.5		—	Limited Liability Company Agreement of QRE GP, LLC
3	.6*	—	Form of Amended and Restated Limited Liability Company Agreement of QRE GP, LLC
5	.1*	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
8	.1*	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters
10	.1*	—	Form of Credit Agreement
10	.2*	—	Form of Contribution, Conveyance and Assumption Agreement
10	.3*	—	Form of QR Energy, LP Long-Term Incentive Plan
10	.4*	—	Form of Omnibus Agreement
10	.5*	—	Form of Services Agreement
10	.6*	—	Form of Tax Sharing Agreement
10	.7*	—	Form of Indemnification Agreement
10.8		—	Stakeholders’ Agreement
21	.1*	—	List of Subsidiaries of QR Energy, LP
23.1		—	Consent of PricewaterhouseCoopers LLP
23.2		—	Consent of KPMG LLP
23.3		—	Consent of KPMG LLP
23.4		—	Consent of Miller and Lents, Ltd.
23	.5*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
23	.6*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
24.1		—	Powers of Attorney (included on the signature page)
99.1		—	Report of Miller and Lents, Ltd. (included as Appendix C to the prospectus)

*	To be filed by amendment.